08001423

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Nestle

*CURRENT ADDRESS

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

RECEIVED
THOMSON CORP

FILE NO. 82- 01252 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 3/25/08

082-01252

2007 Financial Statements

Nestlé

Good Food, Good Life

AR/S
12-31-07

Consolidated Financial Statements of the Nestlé Group
Financial Statements of Nestlé S.A.

Consolidated Financial Statements of the Nestlé Group

Principal exchange rates 2
Consolidated income statement for the year ended 31 December 2007 3
Consolidated balance sheet as at 31 December 2007 4
Consolidated cash flow statement for the year ended 31 December 2007 6
Consolidated statement of recognised income and expense and changes in equity 8
Annex 12
Accounting policies 12
Modification of the scope of consolidation 23
Notes 24
1. Segmental information 24
2. Net other income/(expenses) 28
3. Net financing cost 28
4. Expenses by nature 29
5. Taxes 29
6. Associates 30
7. Earnings per share from continuing operations 30
8. Trade and other receivables 31
9. Derivative assets and liabilities 32
10. Inventories 33
11. Property, plant and equipment 34
12. Goodwill 36
13. Intangible assets 40
14. Employee benefits 42
15. Share-based payment 47
16. Deferred taxes 53
17. Provisions 54
18. Financial instruments 55
19. Financial risks 58
20. Share capital of Nestlé S.A. 67
21. Treasury shares 67
22. Decrease/(increase) in working capital 68
23. Acquisition of businesses 68
24. Disposal of businesses 69
25. Discontinued operations and Assets held for sale and Liabilities directly associated with assets held for sale 69
26. Dividends 71
27. Commitments for expenditure on property, plant and equipment and financial assets 71
28. Lease commitments 71
29. Transactions with related parties 72
30. Guarantees 73
31. Contingent assets and liabilities 73
32. Events after the balance sheet date 74
33. Group companies 74
Report of the Group auditors 75
Financial information – five year review 76
Companies of the Nestlé Group 78

141st Financial Statements of Nestlé S.A.

Income statement for the year ended 31 December 2007 98
Balance sheet as at 31 December 2007 99
Annex to the annual accounts 100
Accounting policies 100
Notes to the annual accounts 102
1. Income from Group companies 102
2. Financial income 102
3. Profit on disposal of fixed assets 102
4. Investment write downs 102
5. Administration and other expenses 102
6. Financial expenses 103
7. Taxes 103
8. Liquid assets 103
9. Receivables 103
10. Financial assets 104
11. Participations in Group companies 104
12. Loans to Group companies 104
13. Own shares 105
14. Intangible assets 105
15. Tangible fixed assets 105
16. Short term payables 106
17. Long term payables 106
18. Provisions 106
19. Share capital 107
20. Changes in equity 107
21. Reserve for own shares 108
22. Contingencies 108
23. Additional information 109
Proposed appropriation of profit 113
Report of the statutory auditors 114

Principal exchange rates

CHF per		2007	2006	2007	2006
			Year ending rates		Average annual rates
1 US Dollar	USD	1.126	1.222	1.196	1.250
1 Euro	EUR	1.657	1.609	1.644	1.574
1 Pound Sterling	GBP	2.248	2.400	2.395	2.314
100 Brazilian Reais	BRL	63.200	57.220	61.810	57.820
100 Japanese Yen	JPY	1.005	1.027	1.019	1.075
100 Mexican Pesos	MXN	10.320	11.250	10.960	11.470
1 Canadian Dollar	CAD	1.151	1.052	1.128	1.104
1 Australian Dollar	AUD	0.991	0.967	1.006	0.943
100 Philippine Pesos	PHP	2.730	2.492	2.606	2.444

Consolidated income statement for the year ended 31 December 2007

In millions of CHF	Notes		2007		2006
Sales	1		**107 552**		**98 458**
Cost of goods sold			(45 037)		(40 713)
Distribution expenses			(9 104)		(8 244)
Marketing and administration expenses			(36 512)		(34 465)
Research and development costs			(1 875)		(1 734)
EBIT Earnings Before Interest, Taxes, restructuring and impairments	1		**15 024**		**13 302**
Net other income/(expenses)	2		(590)		(516)
Profit before interest and taxes			**14 434**		**12 786**
Net financing cost	3				
Financial income		576		537	
Financial expense		(1 492)		(1 218)	
			(916)		(681)
Profit before taxes and associates			**13 518**		**12 105**
Taxes	5		(3 416)		(3 293)
Share of results of associates	6		1 280		963
Profit from continuing operations			**11 382**		**9 775**
Net profit/(loss) on discontinued operations	25		-		74
Profit for the period			**11 382**		**9 849**
of which attributable to minority interests			733		652
of which attributable to shareholders of the parent (Net profit)			10 649		9 197
As percentages of sales					
EBIT Earnings Before Interest, Taxes, restructuring and impairments			14.0%		13.5%
Profit for the period attributable to shareholders of the parent (Net profit)			9.9%		9.3%
Earnings per share from continuing operations (in CHF)					
Basic earnings per share	7		27.81		23.71
Fully diluted earnings per share	7		27.61		23.56

Consolidated balance sheet as at 31 December 2007
before appropriations

In millions of CHF	Notes		2007		2006
Assets					
Current assets					
Liquid assets	18				
Cash and cash equivalents		6 594		5 278	
Short term investments		2 902		6 197	
			9 496		11 475
Trade and other receivables	8/18		15 421		14 577
Assets held for sale	25		22		74
Inventories	10		9 272		8 029
Derivative assets	9/18		754		556
Prepayments and accrued income			805		594
Total current assets			**35 770**		**35 305**
Non-current assets					
Property, plant and equipment	11				
Gross value		49 474		47 077	
Accumulated depreciation and impairment		(27 409)		(26 847)	
			22 065		20 230
Investments in associates	6		8 936		8 430
Deferred tax assets	16		2 224		2 433
Financial assets	18		4 213		2 778
Employee benefits assets	14		811		343
Goodwill	12		33 423		28 513
Intangible assets	13		7 217		3 773
Total non-current assets			**78 889**		**66 500**
Total assets			**114 659**		**101 805**

In millions of CHF	Notes		2007		2006
Liabilities and equity					
Current liabilities					
Trade and other payables	18		14 179		12 572
Liabilities directly associated with assets held for sale	25		7		–
Financial liabilities	18		24 541		15 494
Tax liabilities			856		884
Derivative liabilities	9/18		477		470
Accruals and deferred income			3 266		3 059
Total current liabilities			**43 326**		**32 479**
Non-current liabilities					
Financial liabilities	18		6 129		6 952
Employee benefits liabilities	14		5 165		5 415
Deferred tax liabilities	16		1 398		706
Other payables			1 091		366
Provisions	17		3 316		3 039
Total non-current liabilities			**17 099**		**16 478**
Total liabilities			**60 425**		**48 957**
Equity					
Share capital [a]	20		393		401
Share premium and reserves					
Share premium [a]		5 883		5 926	
Reserve for treasury shares [a]		7 839		4 550	
Translation reserve		(6 302)		(5 205)	
Retained earnings [a]		52 285		49 963	
			59 705		55 234
Treasury shares [a]	21		(8 013)		(4 644)
Total equity attributable to shareholders of the parent			**52 085**		**50 991**
Minority interests			2 149		1 857
Total equity			**54 234**		**52 848**
Total liabilities and equity			**114 659**		**101 805**

[a] At the Annual General Meeting on 19 April 2007, the shareholders approved the cancellation of 7 663 200 shares.

Consolidated cash flow statement for the year ended 31 December 2007

In millions of CHF	Notes	2007	2006
Operating activities			
Profit from continuing operations		11 382	9 775
Less share of results of associates		(1 280)	(963)
Depreciation of property, plant and equipment	11	2 620	2 581
Impairment of property, plant and equipment	11	225	96
Impairment of goodwill	12	251	38
Depreciation of intangible assets	13	591	480
Impairment of intangible assets	13	6	–
Increase/(decrease) in provisions and deferred taxes		162	(338)
Decrease/(increase) in working capital	22	82	348
Other operating cash flows		(600)	(341)
Operating cash flow [(a)]		**13 439**	**11 676**
Investing activities			
Capital expenditure	11	(4 971)	(4 200)
Expenditure on intangible assets	13	(619)	(689)
Sale of property, plant and equipment		323	98
Acquisition of businesses	23	(11 232)	(6 469)
Disposal of businesses	24	456	447
Cash flows with associates		264	323
Other investing cash flows		26	(30)
Investing cash flow		**(15 753)**	**(10 520)**

[(a)] Taxes paid amount to CHF 3072 million (2006: CHF 2811 million). Net interest paid amounts to CHF 788 million (2006: CHF 599 million).

In millions of CHF		2007		2006
Financing activities				
Dividend paid to shareholders of the parent		(4 004)		(3 471)
Purchase of treasury shares		(5 455)		(2 788)
Sale of treasury shares		980		906
Cash flows with minority interests		(205)		(191)
Bonds issued		2 023		1 625
Bonds repaid		(2 780)		(2 331)
Increase in other non-current financial liabilities		348		134
Decrease in other non-current financial liabilities		(99)		(289)
Increase/(decrease) in current financial liabilities		9 851		(14)
Decrease/(increase) in short-term investments		3 238		6 393
Other financing cash flows		–		(4)
Financing cash flow		**3 897**		**(30)**
Translation differences on flows		(64)		(360)
Increase/(decrease) in cash and cash equivalents		**1 519**		**766**
Cash and cash equivalents at beginning of year	5 278		4 658	
Effects of exchange rate changes on opening balance	(203)		(146)	
Cash and cash equivalents retranslated at beginning of year		**5 075**		**4 512**
Cash and cash equivalents at end of period		**6 594**		**5 278**
of which				
Cash at bank and in hand		2 610		2 380
Time deposits [a]		3 039		2 579
Commercial paper [a]		945		319

[a] With original maturity of less than three months

Consolidated statement of recognised income and expense and changes in equity

Statement of recognised income and expense for the year ended 31 December 2006

In millions of CHF

	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Profit for the period recognised in the income statement					9 197		9 197	652	9 849
Currency retranslations				(1 033)			(1 033)	(39)	(1 072)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					205		205		205
– Recognition of realised results in the income statement					7		7		7
Fair value adjustments on cash flow hedges									
– Recognised in hedging reserve					15		15		15
– Removed from hedging reserve					(54)		(54)		(54)
Actuarial gains/(losses) on defined benefit schemes					472		472	(10)	462
Changes in equity of associates					27		27		27
Equity-settled share-based transactions cost					193		193	25	218
Taxes on equity items					(234)		(234)	4	(230)
Income and expense recognised directly in equity				(1 033)	631		(402)	(20)	(422)
Total recognised income and expense for the year ended 31 December 2006				(1 033)	9 828		8 795	632	9 427

Changes in equity for the year ended 31 December 2006

In millions of CHF

	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Equity restated as at 31 December 2005 as reported last year	404	5 926	2 616	(4 172)	45 494 (a)	(2 770)	47 498	1 570	49 068
Total recognised income and expense				(1 033)	9 828		8 795	632	9 427
Distributions to and transactions with shareholders of the parent									
Dividend for the previous year					(3 471)		(3 471)		(3 471)
Movement of treasury shares (net)			1 934		(1 934)	(1 884)	(1 884)		(1 884)
Result on options and treasury shares held for trading purposes					(3)	3	-		-
Equity-settled share-based transactions settlement					(4)	4	-		-
Reduction in share capital [b]	(3)					3	-		-
Premium on warrants issued [c]					53		53		53
Total distributions to and transactions with shareholders of the parent	(3)		1 934		(5 359)	(1 874)	(5 302)		(5 302)
Movements with minority interests (net)								(345)	(345)
Equity as at 31 December 2006	401	5 926	4 550	(5 205)	49 963 (a)	(4 644)	50 991	1 857	52 848

[a] Includes a Hedging Reserve of CHF 56 million (31 December 2005: CHF 97 million).
[b] At the Annual General Meeting on 6 April 2006, the shareholders approved the cancellation of 2 784 300 shares.
[c] Since the investors have not exercised their option to put the notes related to the Turbo Zero Equity-Link bond issue at their accreted value, USD 47 million of premium on warrants issued are reclassified from current liabilities to retained earnings.

Statement of recognised income and expense for the year ended 31 December 2007

In millions of CHF

	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Profit for the period recognised in the income statement					10 649		10 649	733	11 382
Currency retranslations				(1 097)			(1 097)	(98)	(1 195)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					(15)		(15)		(15)
– Recognition of realised results in the income statement					(18)		(18)		(18)
Fair value adjustments on cash flow hedges									
– Recognised in hedging reserve					94		94		94
– Removed from hedging reserve					(168)		(168)		(168)
Actuarial gains/(losses) on defined benefit schemes					600		600	(3)	597
Changes in equity of associates					(631)		(631)		(631)
Equity-settled share-based transactions cost					222		222	24	246
Taxes on equity items					(213)		(213)	–	(213)
Income and expense recognised directly in equity				(1 097)	(129)		(1 226)	(77)	(1 303)
Total recognised income and expense for the year ended 31 December 2007				(1 097)	10 520		9 423	656	10 079

Changes in equity for the year ended 31 December 2007

In millions of CHF

	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to shareholders of the parent	Minority interests	Total equity
Equity as at 31 December 2006 as reported last year	401	5 926	4 550	(5 205)	49 963 (a)	(4 644)	50 991	1 857	52 848
Total recognised income and expense				(1 097)	10 520		9 423	656	10 079
Distributions to and transactions with shareholders of the parent									
Dividend for the previous year					(4 004)		(4 004)		(4 004)
Movement of treasury shares (net) (b)			4 442		(4 442)	(4 290)	(4 290)		(4 290)
Result on options and treasury shares held for trading purposes					232	(232)	–		–
Equity-settled share-based transactions settlement			(14)		(35)	14	(35)	(6)	(41)
Reduction in share capital (c)	(8)	(43)	(1 139)		51	1 139	–		–
Total distributions to and transactions with shareholders of the parent	(8)	(43)	3 289		(8 198)	(3 369)	(8 329)	(6)	(8 335)
Movements with minority interests (net)								(358)	(358)
Equity as at 31 December 2007	393	5 883	7 839	(6 302)	52 285 (a)	(8 013)	52 085	2 149	54 234

(a) Includes a negative Hedging Reserve of CHF 21 million (31 December 2006: positive CHF 56 million).
(b) 527 210 Nestlé S.A. shares were exchanged with warrants related to the Turbo Zero Equity-Link issue for USD 155 million.
(c) At the Annual General Meeting on 19 April 2007, the shareholders approved the cancellation of 7 663 200 shares.

Annex

Accounting policies

Accounting convention and accounting standards
The Consolidated Financial Statements comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The accounts have been prepared on an accruals basis and under the historical cost convention, unless stated otherwise. All significant consolidated companies and associates have a 31 December accounting year-end.

The preparation of the Consolidated Financial Statements requires Group Management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenues, expenses, assets and liabilities and disclosures. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Those areas affect mainly impairment tests, employee benefits and unrecognised tax losses.

Scope of consolidation
The Consolidated Financial Statements comprise those of Nestlé S.A. and of its affiliated companies, including joint ventures, and associates (the Group). The list of the principal companies is provided in the section "Companies of the Nestlé Group."

Consolidated companies
Companies, in which the Group has the power to exercise control, are fully consolidated. This applies irrespective of the percentage of interest in the share capital. Control refers to the power to govern the financial and operating policies of a company so as to obtain the benefits from its activities. Minority interests are shown as a component of equity in the balance sheet and the share of the profit attributable to minority interests is shown as a component of profit for the period in the income statement.

Proportionate consolidation is applied for companies over which the Group exercises joint control with partners. The individual assets, liabilities, income and expenses are consolidated in proportion to the Nestlé participation in their equity (usually 50%).

Newly acquired companies are consolidated from the effective date of control, using the purchase method.

Associates
Companies where the Group has the power to exercise a significant influence but does not exercise control are accounted for by the equity method. The net assets and results are adjusted to comply with the Group's accounting policies. The carrying amount of goodwill arising from the acquisition of associates is included in the carrying amount of investments in associates.

Venture funds
Investments in venture funds are recognised in accordance with the consolidation methods described above, depending on the level of control or significant influence exercised.

Foreign currencies
The functional currency of the Group's entities is the currency of their primary economic environment.

In individual companies, transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Any resulting exchange differences are taken to the income statement.

On consolidation, assets and liabilities of Group entities denominated in their functional currencies are translated into Swiss Francs, the Group's presentation currency, at year-end exchange rates. Income and expense items are translated into Swiss Francs at the annual average rate of exchange or at the rate on the date of the transaction for significant items.

Differences arising from the retranslation of opening net assets of Group entities, together with differences arising from the restatement of the net results for the year of Group entities, from average or actual rates to year-end rates, are recognised against equity.

The balance sheet and net results of Group entities operating in hyperinflationary economies are restated for the changes in the general purchasing power of the local currency, using official indices at the balance sheet date, before translation into Swiss Francs at year-end rates.

Segmental information
Segmental information is based on two segment formats:

The primary segment format – by management responsibility and geographic area – reflects the Group's management structure. The Group manages its Food and Beverages business through three geographic Zones and globally for Nestlé Waters and Nestlé Nutrition. The Group's pharmaceuticals activities are also managed on a worldwide basis and are presented separately from Food and Beverages.

The secondary segment format – by product group – is divided into six product groups (segments).

Segment results represent the contribution of the different segments to central overheads, research and development costs and the profit of the Group. Specific corporate expenses as well as specific research and development costs are allocated to the corresponding segments.

Segment assets comprise property, plant and equipment, intangible assets, goodwill, trade and other receivables, assets held for sale, inventories as well as prepayments and accrued income.

Segment liabilities comprise trade and other payables, liabilities directly associated with assets held for sale as well as accruals and deferred income.

Eliminations represent inter-company balances between the different segments.

Segment assets and liabilities by management responsibilities and geographic area represent the situation at the end of the year. Segment assets by product group represent the annual average as this provides a better indication of the level of invested capital for management purposes.

Capital additions represent the total cost incurred to acquire property, plant and equipment, intangible assets and goodwill, including those arising from business combinations. Capital expenditure represents the investment in property, plant and equipment only.

Depreciation of segment assets includes depreciation of property, plant and equipment and intangible assets. Impairment of segment assets includes impairment related to property, plant and equipment, intangible assets and goodwill.

Unallocated items represent non specific items whose allocation to a segment would be arbitrary. They mainly comprise:

- corporate expenses and assets/liabilities
- research and development costs and assets/liabilities
- some goodwill and intangible assets
- capital additions related to administration and distribution assets for the secondary segment
- assets held for sale and liabilities directly associated with assets held for sale linked to a discontinued operation.

Valuation methods and definitions

Revenue

Revenue represents amounts received and receivable from third parties for goods supplied to the customers and for services rendered. Revenue from the sales of goods is recognised in the income statement at the moment when the significant risks and rewards of ownership of the goods have been transferred to the buyer, which is mainly upon shipment. It is measured at the list price applicable to a given distribution channel after deduction of all returns, sales taxes, pricing allowances and similar trade discounts. Payments made to the customers for commercial services received are expensed.

Net financing cost

Net financing cost includes the financial expense on borrowings from third parties as well as the financial income earned on funds invested outside the Group.

Net financing cost also includes other financial income and expense, such as exchange differences on loans and borrowings, results on foreign currency and interest rate hedging instruments that are recognised in the income statement.

Unwind of discount on provisions is presented in net financing cost.

Taxes

The Group is subject to taxes in different countries all over the world. Taxes and fiscal risks recognised in the Consolidated Financial Statements reflect Group Management's best estimate of the outcome based on the facts known at the balance sheet date in each individual country. Any differences between tax estimates and final tax assessments are charged to the income statement in the period in which they are incurred, unless anticipated.

Taxes include current taxes on profit and other taxes such as taxes on capital. Also included are actual or potential withholding taxes on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income tax is recognised in the income statement, except to the extent that it relates to items directly taken to equity, in which case it is recognised against equity.

Deferred taxation is the tax attributable to the temporary differences that arise when taxation authorities recognise and measure assets and liabilities with rules that differ from those of the Consolidated Financial Statements. It also arises on temporary differences stemming from tax losses carry-forward.

Deferred taxes are calculated under the liability method at the rates of tax expected to prevail when the temporary differences reverse subject to such rates being substantially enacted at the balance sheet date. Any changes of the tax rates are recognised in the income statement unless related to items directly recognised against equity. Deferred tax liabilities are recognised on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognised on all deductible temporary differences provided that it is probable that future taxable income will be available.

For share-based payments, a deferred tax asset is recognised in the income statement over the vesting period, provided that a future reduction of the tax expense is both probable and can be reliably estimated. The deferred tax asset for the future tax deductible amount exceeding the total share-based payment cost is recognised against equity.

Financial Instruments

Classes of financial instruments

The Group aggregates its financial instruments into classes based on their nature and characteristics. The details of financial instruments by class are disclosed in the notes to the accounts.

Financial assets

The Group designates its financial assets into the following categories, as appropriate: loans and receivables, held-to-maturity investments, financial assets at fair value through profit and loss and available-for-sale assets.

Financial assets are initially recognised at fair value plus directly attributable transaction costs. Subsequent remeasurement of financial assets is determined by their designation that is revisited at each reporting date.

Derivatives embedded in other contracts are separated and treated as stand-alone derivatives when their risks and characteristics are not closely related to those of their host contracts and the respective host contracts are not carried at fair value.

In case of regular way purchase or sale (purchase or sale under a contract whose terms require delivery within the time frame established by regulation or convention in the market place), the settlement date is used for both initial recognition and subsequent derecognition.

At each balance sheet date, the Group assesses whether its financial assets are to be impaired. Impairment losses are recognised in the income statement where there is objective evidence of impairment. These losses are never reversed unless they refer to a debt instrument measured at fair value and classified as available-for-sale and the increase in fair value can objectively be related to an event occurring after the recognition of the impairment loss.

Financial assets are derecognised (in full or partly) when the Group's rights to cash flows from the respective assets have expired or have been transferred and the Group has neither exposure to the risks inherent in those assets nor entitlement to rewards from them.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. This category includes the following three classes of financial assets: loans, trade and other receivables.

Subsequent to initial measurement, loans and receivables are carried at amortised cost using the effective interest rate method less appropriate allowances for doubtful receivables.

Allowances for doubtful receivables represent the Group's estimates of incurred losses arising from the failure or inability of customers to make payments when due. These estimates are based on the ageing of customers balances, specific credit circumstances and the Group's historical bad receivables experience.

Loans and receivables are further classified as current and non-current depending whether these will be realised within twelve months after the balance sheet date or beyond.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities. The Group uses this designation when it has an intention and ability to hold until maturity and the re-sale of such investments is prohibited.

Subsequent to initial recognition held-to-maturity investments are recognised at amortised cost less impairment losses.

Held-to-maturity investments are further classified as current and non-current depending whether these will mature within twelve months after the balance sheet date or beyond.

Financial assets at fair value through profit and loss

The financial assets at fair value through profit and loss category includes the following two classes of financial assets: held for trading assets and trading derivatives.

Held-for-trading assets
Held-for-trading assets are marketable securities and other fixed income portfolios that are managed with the aim of delivering performance over agreed benchmarks and are therefore classified as trading. Short-term investments in securities and fixed income instruments are made in line with the Group's liquidity and credit risk management policies.

Subsequent to initial measurement, held for trading assets are carried at fair value and all their gains and losses, realised and unrealised, are recognised in the income statement.

Trading derivatives
Trading derivatives are comprised of two categories. The first includes derivatives for which hedge accounting is not applied because these are either not designated as hedging instruments or not effective as hedging instruments. The second category relates to derivatives that are acquired with the aim of delivering performance over agreed benchmarks of marketable securities portfolios.

Subsequent to initial measurement, trading derivatives are carried at fair value and all their gains and losses, realised and unrealised, are recognised in the income statement. In both cases, derivatives are acquired in full compliance with the Group's risk management policies.

Available-for-sale assets
Available-for-sale assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. This category includes the following classes of financial assets: cash and cash equivalents, commercial paper and time deposits.

Subsequent to initial measurement available-for-sale assets are stated at fair value with all unrealised gains or losses recognised against equity until their disposal when such gains or losses are recognised in the income statement.

Interests on available-for-sale assets are calculated using the effective interest rate method and is recognised in the income statement as part of interest income under net financing cost.

Available-for-sale assets are further classified as current and non-current depending whether these will be realised within twelve months after the balance sheet date or beyond.

Financial liabilities at amortised cost
Financial liabilities are initially recognised at the fair value of consideration received less directly attributable transaction costs.

Subsequent to initial measurement, financial liabilities are recognised at amortised cost unless they are part of a fair value hedge relationship (see fair value hedges). The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. This category includes the following four classes of financial liabilities: trade and other payables, commercial paper, bonds and other financial liabilities.

Financial liabilities at amortised cost are further classified as current and non-current depending whether these will fall due within twelve months after the balance sheet date or beyond.

Financial liabilities are derecognised (in full or partly) when either the Group is discharged from its obligation, it expires, is cancelled or replaced by a new liability with substantially modified terms.

Derivative financial instruments

A derivative is a financial instrument that changes its values in response to changes in the underlying variable, requires no or little net initial investment and is settled at a future date. Derivatives are mainly used to manage exposures to foreign exchange, interest rate and commodity price risk. Whilst some derivatives are also acquired with the aim of managing the return of marketable securities portfolios, these derivatives are only acquired when there are underlying financial assets. The classification of derivatives is determined upon initial recognition and is monitored on a regular basis.

Derivatives are initially recognised at fair value plus directly attributable transaction costs. These are subsequently remeasured at fair value on a regular basis and at each reporting date as a minimum. The fair values of exchange-traded derivatives are based on respective market prices, while the fair value of the over-the-counter derivatives are using accepted mathematical models based on market data and assumptions. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Any gains or losses arising from changes in fair values of derivatives that do not qualify for hedge accounting are recognised directly in the income statement.

The Group's derivatives mainly consist of currency forwards, futures, options and swaps; commodity futures and options; interest rate forwards, futures, options and swaps.

The use of derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of derivatives consistent with the Group's overall risk management strategy.

Hedge accounting

The Group designates and documents certain derivatives as hedging instruments against changes in fair values of recognised assets and liabilities (fair value hedges), highly probable forecast transactions (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The effectiveness of such hedges is demonstrated at inception and verified at regular intervals and at least on a quarterly basis, using prospective and retrospective testing.

Fair value hedges

The Group uses fair value hedges to mitigate foreign currency and interest rate risks of its recognised assets and liabilities.

The changes in fair values of hedging instruments are recognised in the income statement. Hedged items are also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedges

The Group uses cash flow hedges to mitigate foreign currency risks of highly probable forecast transactions, such as anticipated future export sales, purchases of equipment and raw materials, as well as the variability of expected interest payments and receipts.

The effective part of the changes in fair value of hedging instruments are recognised against equity, while any ineffective part is recognised immediately in the income statement. When the hedged item results in the recognition of a non-financial asset or liability, the gains or losses previously recognised against equity are included in the measurement cost of the asset or of the liability. Otherwise the gains or losses previously recognised against equity are removed from equity and recognised in the income statement at the same time as the hedged transaction.

Net investment hedges

The Group uses net investment hedges to mitigate translation exposure on its net investments in affiliated companies.

The changes in fair values of hedging instruments are taken directly to equity together with gains or losses on the foreign currency translation of the hedged investments. All of these fair value gains or losses are deferred in equity until the investments are sold or otherwise disposed of.

Fair values

The Group determines the fair values of its financial instruments using market prices for quoted instruments and widely accepted valuation techniques for other instruments.

Valuation techniques include discounted cash flows, standard valuation models based on market parameters, dealer quotes for similar instruments and use of comparable arm's length transactions.

When fair values of unquoted instruments cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairments, if applicable.

Inventories

Raw materials and purchased finished goods are valued at purchase cost. Work in progress and manufactured finished goods are valued at production cost. Production cost includes direct production costs and an appropriate proportion of production overheads and factory depreciation.

Raw material inventories and purchased finished goods are accounted for using the FIFO (first in, first out) method. The weighted average cost method is used for other inventories.

An allowance is established when the net realisable value of any inventory item is lower than the value calculated above.

Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year, which will not be received until after the balance sheet date.

Property, plant and equipment
Property, plant and equipment are shown in the balance sheet at their historical cost. Depreciation is provided on components that have homogenous useful lives by using the straight-line method so as to depreciate the initial cost down to the residual value over the estimated useful lives. The residual values are 30% on head offices, 20% on distribution centres for products stored at ambient temperature and nil for all other asset types.

The useful lives are as follows:

Buildings	20–35 years
Machinery and equipment	10–20 years
Tools, furniture, information technology and sundry equipment	3–8 years
Vehicles	3–8 years

Land is not depreciated.

Useful lives, components and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use and the evolution of the technology.

Depreciation of property, plant and equipment is allocated to the appropriate headings of expenses by function in the income statement.

Financing costs incurred during the course of construction are expensed. Premiums capitalised for leasehold land or buildings are amortised over the length of the lease.

Leased assets
Assets acquired under finance leases are capitalised and depreciated in accordance with the Group's policy on property, plant and equipment unless the lease term is shorter. Land and building leases are recognised separately provided an allocation of the lease payments between these categories is reliable.

The associated obligations are included under financial liabilities.

Rentals payable under operating leases are expensed.

The costs of the agreements that do not take the legal form of a lease but convey the right to use an asset are separated into lease payments and other payments if the entity has the control of the use or of the access to the asset or takes essentially all the output of the asset. Then the entity determines whether the lease component of the agreement is a finance or an operating lease.

Business combinations and related goodwill
As from 1 January 1995, the excess of the cost of an acquisition over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired is capitalised. Previously these amounts had been written off through equity.

Goodwill is not amortised but tested for impairment at least annually and upon the occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these policies.

Goodwill is recorded in the functional currencies of the acquired operations.

All assets, liabilities and contingent liabilities acquired in a business combination are recognised at the acquisition date and measured at their fair value.

Intangible assets
This heading includes intangible assets that are acquired either separately or in a business combination when they are identifiable and can be reliably measured. Intangible assets are considered to be identifiable if they arise from contractual or other rights, or if they are separable i.e. they can be disposed of either individually or together with other assets. Intangible assets comprise indefinite life intangible assets and finite life intangible assets.

Indefinite life intangible assets are those for which there is no foreseeable limit to their useful economic life as they arise from contractual or other legal rights that can be renewed without significant cost and are the subject of continuous marketing support. They are not depreciated but tested for impairment annually or more frequently if an impairment indicator is triggered. They mainly comprise certain brands, trademarks and intellectual property rights. The assessment of the classification of intangible assets as indefinite is reviewed annually.

Finite life intangible assets are those for which there is an expectation of obsolescence that limits their useful economic life or where the useful life is limited by contractual or other terms. They are depreciated over the shorter of their contractual or useful economic lives. They comprise mainly management information systems, patents and rights to carry on an activity (i. e. exclusive rights to sell products or to perform a supply activity). Finite life intangible assets are depreciated on a straight-line basis assuming a zero residual value: management information systems over a period ranging from three to five years; and other finite life intangible assets over five to 20 years. The depreciation period and depreciation method are reviewed annually by taking into account the risk of obsolescence.

Depreciation of intangible assets is allocated to the appropriate headings of expenses by function in the income statement.

Internally generated intangible assets are capitalised, provided they generate future economic benefits and their costs are clearly identifiable.

Research and development
Research costs are charged to the income statement in the year in which they are incurred.

Development costs relating to new products are not capitalised because the expected future economic benefits cannot be reliably determined. As long as the products have not reached the market place, there is no reliable evidence that positive future cash flows would be obtained.

Other development costs (essentially management information system software) are capitalised provided that there is an identifiable asset that will be useful in generating future benefits in terms of savings, economies of scale, etc.

Impairment of goodwill and indefinite life intangible assets
Goodwill and indefinite life intangible assets are tested for impairment at least annually and upon the occurrence of an indication of impairment.

The impairment tests are performed annually at the same time each year and at the cash generating unit (CGU) level. The Group defines its CGUs based on the way that it monitors and derives economic benefits from the acquired goodwill and intangibles. The impairment tests are performed by comparing the carrying value of the assets of these CGUs with their recoverable amount, based on their future projected cash flows discounted at an appropriate pre-tax rate of return. Usually, the cash flows correspond to estimates made by Group Management in financial plans and business strategies covering a period of five years. They are then projected to 50 years using a steady or declining growth rate given that the Group businesses are of a long-term nature. The Group assesses the uncertainty of these estimates by making sensitivity analyses. The discount rate reflects the current assessment of the time value of money and the risks specific to the CGUs (essentially country risk). The business risk is included in the determination of the cash flows. Both the cash flows and the discount rates exclude inflation.

Impairment of property, plant and equipment and finite life intangible assets
Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group's property, plant and equipment and finite life intangible assets. If any indication exists, an asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the asset.

Assets held for sale and discontinued operations
Non-current assets held for sale (and disposal groups) are presented separately in the current section of the balance sheet. Immediately before the initial classification of the assets (and disposal groups) as held for sale, the carrying amounts of the assets (or all the assets and liabilities in the disposal groups) are measured in accordance with their applicable accounting policy. Non-current assets held for sale (and disposal groups) are subsequently measured at the lower of their carrying amount and fair value less cost to sell. Non-current assets held for sale (and disposal groups) are no longer depreciated.

Upon occurrence of discontinued operations, the net profit/(loss) on discontinued operations is presented on the face of the Consolidated income statement. Comparative information is restated accordingly. Income statement and cash flow information related to discontinued operations are disclosed separately in the notes to the accounts.

Provisions
Provisions comprise liabilities of uncertain timing or amount that arise from restructuring plans, environmental, litigation and other risks. Provisions are recognised when there exists a legal or constructive obligation stemming from a past event and when the future cash outflows can be reliably estimated. Obligations arising from restructuring plans are recognised when detailed formal plans have been established and when there is a valid expectation that such plans will be carried out by either starting to implement them or announcing their main features. Obligations under litigations reflect Group Management's best estimate of the outcome based on the facts known at the balance sheet date.

Employee benefits
The liabilities of the Group arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method. Valuations are carried out annually for the largest plans and on a regular basis for other plans. Actuarial advice is provided both by external consultants and by actuaries employed by the Group. The actuarial assumptions used to calculate the defined benefit obligations vary according to the economic conditions of the country in which the plan is located.

Such plans are either externally funded, with the assets of the schemes held separately from those of the Group in independently administered funds, or unfunded with the related liabilities carried on the balance sheet.

For the funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognised as a liability or an asset in the balance sheet, taking into account any unrecognised past service cost. However, an excess of assets is recognised only to the extent that it represents a future economic benefit which is actually available to the Group, for example in the form of refunds from the plan or reductions in future contributions to the plan. When such an excess is not available or does not represent a future economic benefit, it is not recognised but is disclosed in the notes to the accounts.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the period in which they occur outside the income statement directly in equity under the statement of recognised income and expense. The Group performs full pensions and retirement benefits reporting once a year, in December, at which point actuarial gains and losses for the period are determined.

For defined benefit plans, the pension cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost. Recycling to the income statement of cumulated actuarial gains and losses recognised against equity is not permitted by IAS 19. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Some benefits are also provided by defined contribution plans; contributions to such plans are charged to the income statement as incurred.

Share-based payment

The Group has equity-settled and cash-settled share-based payment transactions.

Equity-settled share-based payment transactions are recognised in the income statement with a corresponding increase in equity over the vesting period. They are fair valued at grant date and measured using the Black and Scholes model. The cost of equity-settled share-based payment transactions is adjusted annually by the expectations of vesting, for the forfeitures of the participants' rights that no longer satisfy the plan conditions, as well as for early vesting.

Liabilities arising from cash-settled share-based payment transactions are recognised in the income statement over the vesting period. They are fair valued at each reporting date and measured using the Black and Scholes model. The cost of cash-settled share-based payment transactions is adjusted for the forfeitures of the participants' rights that no longer satisfy the plan conditions, as well as for early vesting.

Accruals and deferred income

Accruals and deferred income comprise expenses relating to the current year, which will not be paid until after the balance sheet date and income received in advance, relating to the following year.

Dividends

In accordance with Swiss law and the Company's Articles of Association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting and subsequently paid.

Contingent assets and liabilities

Contingent assets and liabilities are possible rights and obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Group. They are disclosed in the notes to the accounts.

Events occurring after the balance sheet date

The values of assets and liabilities at the balance sheet date are adjusted if there is evidence that subsequent adjusting events warrant a modification of these values. These adjustments are made up to the date of approval of the Consolidated Financial Statements by the Board of Directors. Other non-adjusting events are disclosed in the notes to the accounts.

Changes in accounting policies
The Group has applied the following IFRS as from 1 January 2007 onwards:
IFRS 7 – Financial Instruments: Disclosures.
The application of this new standard has only resulted in additional disclosures on financial instruments.

IFRIC Interpretations
IFRIC 9 Reassessment of embedded derivatives, IFRIC 10 Interim Financial Reporting and Impairment, and IFRIC 11 IFRS 2 – Group and treasury share transactions. The first adoption of these new interpretations does not have a material effect on the Consolidated Financial Statements in the current or comparative period.

Changes in presentation

Segmental information
Structure of management responsibilities may vary from one year to another. In such a case, segmental information is restated and aligned with the structure as at 1 January of the year under review, in order to present comparable information and be consistent with internal reporting.

Changes in IFRS that may affect the Group after 31 December 2007

IFRS 8 – Operating segments
This standard will be applied in 2009. The Group has assessed its impact and determined that it should not significantly change its segments previously identified under IAS 14 Segment Reporting.

IAS 1 Revised – Presentation of financial statements
This revised standard introduces a statement of comprehensive income but it allows the preparers an option to present an income statement and a statement of other comprehensive income. It also includes non-mandatory changes of the titles of the financial statements. Since the Group already publishes a statement of recognised income and expense, it will apply the option of the revised standard and consequently not change the Group's presentation of financial statements. The Group will also elect not to change the current names of its financial statements. Therefore this standard will have no effect on the Consolidated Financial Statements when it is effective in 2009.

IAS 23 Revised – Borrowing costs
The revised standard removes the option of expensing borrowing costs directly attributable to acquisition, construction or production of a qualifying asset. IAS 23 Revised is not expected to have a significant impact when the Group applies it in 2009.

IFRIC 13 – Consumer loyalty programmes
The Group will apply this interpretation in 2009. It requires that the fair value of the consideration related to award credits programmes be separately identified as a component of the sales transaction and recognised when the awards are redeemed by the customers and the corresponding obligations are fulfilled by the Group. Such programmes are not numerous in the Group and this interpretation is unlikely to have a material effect on its results.

IFRIC 14 – IAS 19 – The Limit on a defined benefit asset – Minimum funding requirements and their interaction
The Group will apply this interpretation in 2008. It requires to determine the availability of a refund or a reduction in future contribution in accordance with the terms and conditions of the plans and the statutory requirements of the various jurisdictions. The Group is currently assessing the impact of this interpretation.

Modification of the scope of consolidation
The scope of consolidation has been affected by the acquisitions and disposals made in 2007. The principal businesses are detailed below.

Fully consolidated
Newly included:
Novartis Medical Nutrition, worldwide, HealthCare Nutrition, 100% (July)
Gerber, worldwide, baby foods, baby care products and juvenile life insurance, 100% (September)

1. Segmental information

By management responsibility and geographic area

In millions of CHF

		Zone Europe	Zone Americas	Zone Asia, Oceania and Africa	Nestlé Waters	Nestlé Nutrition
2007	Segment revenues and results					
	Sales	28 464	32 917	16 556	10 404	8 434
	EBIT Earnings Before Interest, Taxes, restructuring and impairments	3 412	5 359	2 697	851	1 447
	Segment assets and liabilities					
	Segment assets	15 794	19 503	9 153	9 298	13 990
	Non segment assets					
	Total assets					
	of which goodwill and intangible assets	3 457	7 702	2 113	2 859	10 070
	Segment liabilities	6 096	4 067	2 595	2 220	1 385
	Non segment liabilities					
	Total liabilities					
	Other segment information					
	Capital additions	1 118	1 667	811	1 382	9 768
	of which Capital expenditure	932	1 371	675	1 043	271
	Depreciation of segment assets	878	753	458	527	155
	Impairment of segment assets	85	66	13	243	–
	Restructuring costs	89	15	60	237	46
2006 (c)	Segment revenues and results					
	Sales	26 652	31 287	15 504	9 636	5 964
	EBIT Earnings Before Interest, Taxes, restructuring and impairments	3 109	4 946	2 571	834	1 009
	Segment assets and liabilities					
	Segment assets	15 566	19 191	8 741	8 884	3 774
	Non segment assets					
	Total assets					
	of which goodwill and intangible assets	3 416	8 141	2 102	2 822	1 480
	Segment liabilities	6 057	4 003	2 214	2 229	795
	Non segment liabilities					
	Total liabilities					
	Other segment information					
	Capital additions	1 493	1 604	1 174	1 207	1 206
	of which Capital expenditure	812	1 125	588	923	194
	Depreciation of segment assets	800	751	418	465	88
	Impairment of segment assets	52	–	9	61	–
	Restructuring costs	366	37	43	42	6

(a) Mainly Nespresso and Food and Beverages Joint Ventures managed on a worldwide basis
(b) Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

Other Food and Beverages [a]	Unallocated items [b]	Inter-segment eliminations	Total Food and Beverages	Pharma	Total		
						Segment revenues and results	**2007**
3 458			100 233	7 319	107 552	Sales	
548	(1 725)		12 589	2 435	15 024	EBIT Earnings Before Interest, Taxes, restructuring and impairments	
						Segment assets and liabilities	
1 792	13 140	(1 565)	81 105	7 120	88 225	Segment assets	
					26 434	Non segment assets	
					114 659	Total assets	
237	10 667		37 105	3 535	40 640	of which goodwill and intangible assets	
768	796	(1 565)	16 362	1 090	17 452	Segment liabilities	
					42 973	Non segment liabilities	
					60 425	Total liabilities	
						Other segment information	
272	135		15 153	1 483	16 636	Capital additions	
269	134		4 695	276	4 971	of which Capital expenditure	
31	146		2 948	263	3 211	Depreciation of segment assets	
4	–		411	71	482	Impairment of segment assets	
7	–		454	27	481	Restructuring costs	
						Segment revenues and results	**2006 [c]**
2 728			91 771	6 687	98 458	Sales	
371	(1 674)		11 166	2 136	13 302	EBIT Earnings Before Interest, Taxes, restructuring and impairments	
						Segment assets and liabilities	
1 473	13 878	(1 745)	69 762	6 028	75 790	Segment assets	
					26 015	Non segment assets	
					101 805	Total assets	
240	11 306		29 507	2 779	32 286	of which goodwill and intangible assets	
622	408	(1 745)	14 583	1 048	15 631	Segment liabilities	
					33 326	Non segment liabilities	
					48 957	Total liabilities	
						Other segment information	
400	131		7 215	1 411	8 626	Capital additions	
141	131		3 914	286	4 200	of which Capital expenditure	
72	208		2 802	259	3 061	Depreciation of segment assets	
8	–		130	4	134	Impairment of segment assets	
17	3		514	–	514	Restructuring costs	

[c] 2006 comparatives have been restated to reflect internal changes in management responsibility as of 1 January 2007.

By product group

In millions of CHF

		Beverages	Milk products, Nutrition and Ice cream	Prepared dishes and cooking aids	Confectionery [a]
2007	**Segment revenues and results**				
	Sales	28 245	29 106	18 504	12 248
	EBIT Earnings Before Interest, Taxes, restructuring and impairments	4 854	3 744	2 414	1 426
	Segment assets				
	Segment assets	17 937	23 047	10 959	6 663
	of which goodwill and intangible assets	3 374	10 318	4 167	1 021
	Other segment information				
	Capital additions	1 678	10 519	313	304
	of which Capital expenditure	1 409	933	305	316
	Impairment of segment assets	243	112	47	(1)
	Restructuring costs	288	91	20	53
2006	**Segment revenues and results**				
	Sales	25 882	25 435	17 635	11 399
	EBIT Earnings Before Interest, Taxes, restructuring and impairments	4 475	3 003	2 323	1 309
	Segment assets				
	Segment assets	16 640	17 970	10 553	6 319
	of which goodwill and intangible assets	3 231	6 398	4 178	897
	Other segment information				
	Capital additions	1 406	2 169	493	658
	of which Capital expenditure	1 105	702	272	258
	Impairment of segment assets	60	28	1	47
	Restructuring costs	89	140	95	178

[a] Chocolate, sugar confectionery and biscuits
[b] Refer to the Segmental information section of the Accounting policies for the definition of Unallocated items.

2007

PetCare	Pharmaceutical products	Total segments	Unallocated items (b)	Total	
					Segment revenues and results
12 130	7 319	107 552		107 552	Sales
1 876	2 435	16 749	(1 725)	15 024	EBIT Earnings Before Interest, Taxes, restructuring and impairments
					Segment assets
15 652	6 704	80 962			Segment assets
11 347	3 286	33 513			of which goodwill and intangible assets
					Other segment information
496	1 363	14 673	1 963	16 636	Capital additions
402	155	3 520	1 451	4 971	of which Capital expenditure
10	71	482	–	482	Impairment of segment assets
2	27	481	–	481	Restructuring costs

2006

PetCare	Pharmaceutical products	Total segments	Unallocated items (b)	Total	
					Segment revenues and results
11 420	6 687	98 458		98 458	Sales
1 730	2 136	14 976	(1 674)	13 302	EBIT Earnings Before Interest, Taxes, restructuring and impairments
					Segment assets
15 763	5 492	72 737			Segment assets
11 687	2 371	28 762			of which goodwill and intangible assets
					Other segment information
345	1 246	6 317	2 309	8 626	Capital additions
345	122	2 804	1 396	4 200	of which Capital expenditure
(6)	4	134	–	134	Impairment of segment assets
9	–	511	3	514	Restructuring costs

2. Net other income/(expenses)

In millions of CHF	Notes	2007	2006
Other expenses			
Loss on disposal of property, plant and equipment	11	(9)	(27)
Loss on disposal of businesses	24	(59)	(92)
Restructuring costs	17	(481)	(514)
Impairment of property, plant and equipment	11	(225)	(96)
Impairment of goodwill	12	(251)	(38)
Impairment of intangible assets	13	(6)	–
Other		(254)	(249)
		(1 285)	(1 016)
Other income			
Profit on disposal of property, plant and equipment	11	185	29
Profit on disposal of businesses	24	318	257
Other		192	214
		695	500
Net other income/(expenses)		**(590)**	**(516)**

3. Net financing cost

In millions of CHF	2007	2006
Financial income		
Interest income	418	420
Gains/(losses) on instruments at fair value to income statement	158	117
	576	537
Financial expense		
Interest expense	(1 481)	(1 198)
Unwind of the discount on provisions	(11)	(20)
	(1 492)	(1 218)
Net financing cost	**(916)**	**(681)**

4. Expenses by nature

The following items are allocated to the appropriate headings of expenses by function in the income statement:

In millions of CHF	2007	2006
Depreciation of property, plant and equipment	2 620	2 581
Depreciation of intangible assets	591	480
Salaries and welfare expenses	16 831	15 472
Operating lease charges	625	561
Exchange differences	146	45

5. Taxes

In millions of CHF	2007	2006
Components of taxes		
Current taxes	3 400	2 845
Deferred taxes	229	647
Taxes reclassified to equity	(213)	(230)
Taxes reclassified to discontinued operations	–	31
	3 416	3 293

Deferred taxes by types		
Property, plant and equipment	3	82
Goodwill and intangible assets	(36)	(43)
Employee benefits	266	261
Inventories, receivables, payables and provisions	(31)	(6)
Unused tax losses and unused tax credits	14	194
Other	13	159
	229	647

Reconciliation of taxes		
Taxes at the theoretical domestic rates applicable to profits of taxable entities in the countries concerned [a]	3 134	3 051
Tax effect of non-deductible or non-taxable items	(225)	(152)
Prior years' taxes	(58)	(105)
Transfers to unrecognised deferred tax assets	62	42
Transfers from unrecognised deferred tax assets	(46)	(80)
Changes in tax rates	–	46
Withholding taxes levied on transfers of income	403	312
Other [b]	146	179
	3 416	3 293

[a] The applicable Group tax rate varies from one year to the other depending on the weight of each individual company in the taxable Group profit.
[b] Include taxes on capital.

6. Associates

Share of results of associates is analysed as follows:

In millions of CHF	2007	2006
Share of results before taxes	1 692	1 198
Less share of taxes	(412)	(235)
Share of results	1 280	963

L'Oréal is the main investment of the Group with a 30% [a] participation in the equity (representing 178 381 021 shares held by Nestlé) for CHF 8197 million (2006: CHF 7795 million). Its market value at 31 December 2007 amounts to CHF 28 961 million (2006: CHF 21 784 million). In 2007, Nestlé's share of results represents CHF 1302 million (2006: CHF 947 million). More detailed information can be found in the 2007 Annual Report of the L'Oréal group.

[a] Considering own shares held by L'Oréal in relation to the employee stock option plans and the share buy-back programmes.

7. Earnings per share from continuing operations

	2007	2006
Basic earnings per share (in CHF)	27.81	23.71
Net profit from continuing operations (in millions of CHF)	10 649	9 123
Weighted average number of shares outstanding	382 880 947	384 801 089
Fully diluted earnings per share (in CHF)	27.61	23.56
Net profit from continuing operations, net of effects of dilutive potential ordinary shares (in millions of CHF)	10 678	9 152
Weighted average number of shares outstanding, net of effects of dilutive potential ordinary shares	386 787 626	388 509 548
Reconciliation of net profit from continuing operations (in millions of CHF)		
Net profit used to calculate basic earnings per share	10 649	9 123
Elimination of interest expense, net of taxes, related to the Turbo Zero Equity-Link issued with warrants on Nestlé S.A. shares	29	29
Net profit used to calculate diluted earnings per share	10 678	9 152
Reconciliation of weighted average number of shares outstanding		
Weighted average number of shares outstanding used to calculate basic earnings per share	382 880 947	384 801 089
Adjustment for assumed exercise of warrants, where dilutive	1 966 621	2 230 249
Adjustment for share-based payment schemes, where dilutive	1 940 058	1 478 210
Weighted average number of shares outstanding used to calculate diluted earnings per share	386 787 626	388 509 548

8. Trade and other receivables

By type

In millions of CHF	2007	2006
Trade receivables	12 025	11 693
Other receivables	3 396	2 884
	15 421	**14 577**

The five major receivables represent 9% (2006: 8%) of trade and other receivables, none of them exceeding 3%.

Past due and impaired receivables

In millions of CHF	2007	2006
Not past due	12 708	11 772
Past due 1–30 days	1 638	1 619
Past due 31–60 days	396	404
Past due 61–90 days	177	188
Past due 91–120 days	150	208
Past due more than 120 days	858	839
Allowance for doubtful receivables	(506)	(453)
	15 421	**14 577**

Allowances for doubtful receivables

In millions of CHF	2007	2006
At 1 January	453	491
Currency retranslations	3	2
Allowances made in the period	58	22
Amounts used and reversal of unused amounts	(46)	(61)
Modification of the scope of consolidation	38	(1)
At 31 December	**506**	**453**

Based on the historic trend and expected performance of the customers, the Group believes that the above allowance for doubtful receivables sufficiently covers the risk of default.

9. Derivative assets and liabilities

By type

In millions of CHF			2007			2006
	Contractual or notional amounts	Fair value assets	Fair value liabilities	Contractual or notional amounts	Fair value assets	Fair value liabilities
Fair value hedges						
Currency forwards, futures and swaps	5 282	35	64	1 972	8	43
Interest rate forwards, futures and swaps	2 844	73	2	3 421	34	10
Interest rate and currency swaps	2 904	250	–	2 799	106	24
Cash flow hedges						
Currency forwards, futures and swaps	2 494	50	44	1 959	27	25
Currency options	82	5	7	138	9	–
Interest rate forwards, futures and swaps	4 849	22	74	5 312	67	27
Commodity futures	386	22	5	639	47	33
Commodity options	80	8	3	149	14	12
Hedges of net investments in foreign operations (currency forwards, futures and swaps)	3 889	118	114	2 158	18	141
Trading						
Currency forwards, futures, swaps and options	2 065	13	–	1 359	13	9
Interest rate and currency swaps	3 357	133	135	3 411	181	106
Interest rate forwards, futures, swaps and options	3 651	17	22	3 946	24	33
Commodity futures and options	69	8	7	211	8	7
	31 952	754	477	27 474	556	470
of which determined with valuation technique		716	462		487	418

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

Impact on the income statement of fair value hedges

In millions of CHF	2007	2006
on hedged items	(127)	132
on hedging instruments	94	(105)

Ineffective portion of gains/(losses) recognised in the income statement

In millions of CHF	2007	2006
on cash flow hedges	2	(1)
on net investment hedges	4	(4)

10. Inventories

In millions of CHF	2007	2006
Raw materials, work in progress and sundry supplies	3 590	3 102
Finished goods	5 957	5 164
Allowance for write-down at net realisable value	(275)	(237)
	9 272	8 029

Inventories amounting to CHF 153 million (2006: CHF 114 million) are pledged as security for financial liabilities.

11. Property, plant and equipment

In millions of CHF					2006
	Land and buildings	Machinery and equipment	Tools, furniture and other equipment	Vehicles	Total
Gross value					
At 1 January	12 756	24 525	7 087	874	45 242
Currency retranslations	(210)	(344)	(87)	(11)	(652)
Capital expenditure	774	2 242	1 024	160	4 200
Disposals	(129)	(997)	(369)	(103)	(1 598)
Reclassified as held for sale	(69)	(99)	(11)	-	(179)
Modification of the scope of consolidation	123	128	(198)	11	64
At 31 December	**13 245**	**25 455**	**7 446**	**931**	**47 077**
Accumulated depreciation and impairments					
At 1 January	(5 111)	(15 501)	(5 159)	(481)	(26 252)
Currency retranslations	63	155	55	5	278
Depreciation	(408)	(1 295)	(769)	(109)	(2 581)
Impairments	19	(106)	(9)	–	(96)
Disposals	117	910	341	82	1 450
Reclassified as held for sale	48	49	8	-	105
Modification of the scope of consolidation	21	56	170	2	249
At 31 December	**(5 251)**	**(15 732)**	**(5 363)**	**(501)**	**(26 847)**
Net at 31 December	**7 994**	**9 723**	**2 083**	**430**	**20 230**

At 31 December 2006, property, plant and equipment include CHF 770 million of assets under construction. Net property, plant and equipment held under finance leases amount to CHF 492 million. Net property, plant and equipment of CHF 224 million are pledged as security for financial liabilities. Fire risks, reasonably estimated, are insured in accordance with domestic requirements.

In millions of CHF					2007
	Land and buildings	Machinery and equipment	Tools, furniture and other equipment	Vehicles	Total
Gross value					
At 1 January	13 245	25 455	7 446	931	**47 077**
Currency retranslations	(156)	(478)	(171)	(86)	**(891)**
Capital expenditure	860	2 695	1 209	207	**4 971**
Disposals	(258)	(884)	(492)	(78)	**(1 712)**
Reclassified as held for sale	(30)	(38)	(3)	–	**(71)**
Modification of the scope of consolidation	90	51	3	(44)	**100**
At 31 December	**13 751**	**26 801**	**7 992**	**930**	**49 474**
Accumulated depreciation and impairments					
At 1 January	(5 251)	(15 732)	(5 363)	(501)	**(26 847)**
Currency retranslations	60	284	60	14	**418**
Depreciation	(398)	(1 307)	(800)	(115)	**(2 620)**
Impairments	(26)	(148)	(50)	(1)	**(225)**
Disposals	165	758	468	67	**1 458**
Reclassified as held for sale	22	30	3	–	**55**
Modification of the scope of consolidation	80	228	12	32	**352**
At 31 December	**(5 348)**	**(15 887)**	**(5 670)**	**(504)**	**(27 409)**
Net at 31 December	**8 403**	**10 914**	**2 322**	**426**	**22 065**

At 31 December 2007, property, plant and equipment include CHF 1178 million of assets under construction. Net property, plant and equipment held under finance leases amount to CHF 354 million. Net property, plant and equipment of CHF 117 million are pledged as security for financial liabilities. Fire risks, reasonably estimated, are insured in accordance with domestic requirements.

12. Goodwill

In millions of CHF	2007	2006
Gross value [a]		
At 1 January	30 007	28 478
Currency retranslations	(1 620)	(1 200)
Goodwill from acquisitions [b]	6 903	2 581
Disposals	(148)	(130)
Reclassified as held for sale	–	278
At 31 December	**35 142**	**30 007**
Accumulated impairments		
At 1 January	(1 494)	(1 488)
Currency retranslations	9	29
Impairments	(251)	(38)
Disposals	17	3
At 31 December	**(1 719)**	**(1 494)**
Net at 31 December	**33 423**	**28 513**

[a] In accordance with IFRS 3 Business Combinations, gross value includes prior years' accumulated amortisation.
[b] Refer to Note 23.

Impairment charge during the period

Nestlé Waters Home and Office Delivery business in Europe
Goodwill related to the 2003 acquisition of Powwow has been allocated for the impairment test to the Cash Generating Unit (CGU) defined as the Nestlé Waters Home and Office Delivery (HOD) business in Europe. The carrying amounts of all goodwill items allocated to this CGU are expressed in various European currencies for an equivalent of CHF 1119 million before impairment as at 31 December 2007 (2006: CHF 1117 million).

The unfavourable evolution of the business in various countries, notably in the United Kingdom, together with the increase in interest rates since the beginning of the year have indicated signs of impairment. Consequently, an impairment test was conducted during the first half of this year, which indicated that the recoverable amount of the CGU was lower than its carrying amount. An impairment of goodwill amounting to CHF 210 million has been recognised in 2007.

The recoverable amount of the CGU has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at a weighted average rate of 5.0%, were used in this calculation. The cash flows for the first five years were based upon financial plans approved by Group Management; years six to ten were based upon Group Management's best expectations. Cash flows were assumed to increase by 1% for years eleven to 50, this growth rate being consistent with the expected long-term average growth of the HOD business in Europe. Cash flows have been adjusted to reflect the specific business risks.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: annual growth between 0.5% (in 2008) and 5.3% (in 2009 and 2010), and between 4.0 and 4.2% in the six years afterwards;
- EBIT margin evolution: consistent with sales growth and enhanced cost management and efficiency, with a higher growth during the first three years and then steadily improving by 8–9% over the following years.

Yearly impairment tests

Goodwill impairment reviews have been conducted for more than 200 goodwill items allocated to some 50 Cash Generating Units (CGUs). There are no significant carrying values of goodwill that are allocated across multiple CGUs.

Detailed results of the impairment tests are presented below for the three significant goodwill items, representing more than 50% of the net book value at 31 December 2007. For the purpose of the tests, they have been allocated to the following CGUs: PetCare, Gerber and Ice Cream USA.

PetCare

Goodwill related to the 2001 acquisition of Ralston Purina has been allocated for the impairment test to the CGU of the product category PetCare on a worldwide basis. As at 31 December 2007, the carrying amounts, expressed in various currencies, represent an equivalent of CHF 10 618 million (2006: CHF 11 218 million) for the goodwill and CHF 29 million (2006: none) for the intangible assets with indefinite useful life.

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at a weighted average rate of 5.7%, were used in this calculation. The cash flows for the first five years were based upon financial plans approved by Group Management; years six to ten were based upon Group Management's best expectations, which are consistent with the Group's approved strategy for this period. Cash flows were assumed to be flat for years eleven to 50, although Group Management expects continuing growth. Cash flows have been adjusted to reflect the specific business risks.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: annual growth between 3 and 7% for North America and Europe over the first ten-year period;
- EBIT margin evolution: stable for North America, with a slight increase for Europe, consistent with sales growth and portfolio rationalisation.

Assumptions used in the calculation are consistent with the expected long-term average growth rate of the PetCare business in the regions concerned.

The key sensitivity for the impairment test is the growth in sales and EBIT margin. Assuming no growth in the cash flow projections would not result in the carrying amount exceeding the recoverable amount.

An increase of 100 basis points in the discount rate assumption would not change the conclusions of the impairment test.

Gerber

Goodwill and intangible assets with indefinite useful life related to the 2007 acquisition of Gerber have been determined on provisional values. As at 31 December 2007, the carrying amounts, expressed in various currencies, represent an equivalent of CHF 4227 million for the goodwill and CHF 1497 million for the intangible assets with indefinite useful life.

For the purposes of the impairment testing in 2007, these items have been tested based on a temporary CGU representing the entire acquired Gerber business. The appropriate CGUs will be redefined in 2008 once the process of integrating Gerber into the existing Nutrition business is complete.

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at a weighted average rate of 5.5%, were used in the calculation. The cash flows for the first five years were based on the documentation provided during the acquisition process and approved by Group Management. Cash flows were assumed to be flat after, although Group Management expects continuing growth.

Main assumptions were the following:
- Sales: annual growth between 5 and 11% over the first five-year period;
- EBIT margin evolution: steadily improving margin over the period, representing an average increase of EBIT within the range of 50–90 basis points per year.

The key sensitivity for the impairment test is the growth in sales and EBIT margin. Assuming no sales growth from 2011 onwards and no improvement in EBIT margin over the entire period would not result in the carrying amount exceeding the recoverable amount.

An increase of 100 basis points in the discount rate assumption would not change the conclusions of the impairment test.

Ice Cream USA
Goodwill and intangible assets with indefinite useful life related to the Group's Ice cream businesses in the USA (Nestlé Ice Cream Company and Dreyer's) has been allocated for the impairment test to the Ice Cream USA CGU. As at 31 December 2007, the carrying amounts, expressed in USD, represent an equivalent of CHF 3301 million (2006: CHF 3581 million) for the goodwill and CHF 81 million (2006: CHF 70 million) for the intangible assets with indefinite useful life.

The recoverable amount of the CGU is higher than its carrying amount. The recoverable amount has been determined based upon a value-in-use calculation. Deflated cash flow projections covering the next 50 years, discounted at 5.5%, were used in this calculation. The cash flows for the first five years were based upon financial plans approved by Group Management; years six to ten were based upon Group Management's best expectations, which are consistent with the Group's approved strategy for this period. Cash flows were assumed to be flat for years eleven to 50, although Group Management expects continuing growth. Cash flows have been adjusted to reflect the specific business risks.

Main assumptions, based on past experiences and current initiatives, were the following:
- Sales: annual growth between 5 and 10% over the first ten-year period;
- EBIT margin evolution: steadily improving margin over the period, in a range of 50–90 basis points per year, which is consistent with strong sales growth and enhanced cost management and efficiency.

The key sensitivity for the impairment test is the growth in sales and EBIT margin. Limiting annual growth to only 6% until 2015 and 0% thereafter would not result in the carrying amount exceeding the recoverable amount. Reaching 80% of the expectations in terms of EBIT evolution would not result in the carrying amount exceeding the recoverable amount.

An increase of 100 basis points in the discount rate assumption would not change the conclusions of the impairment test.

13. Intangible assets

In millions of CHF				2006
	Brands and intellectual property rights	Operating rights and others	Management information systems	Total
Gross value				
At 1 January	841	708	2 932	4 481
of which indefinite useful life	468	–	–	468
Currency retranslations	7	(40)	(23)	(56)
Expenditures	11	36	642	689
Disposals	–	(7)	(7)	(14)
Reclassified as held for sale	–	–	(5)	(5)
Modification of the scope of consolidation	691	56	(6)	741
At 31 December	1 550	753	3 533	5 836
of which indefinite useful life	1 167	–	–	1 167
Accumulated depreciation and impairments				
At 1 January	(202)	(478)	(949)	(1 629)
Currency retranslations	(1)	23	10	32
Depreciation	(21)	(73)	(386)	(480)
Disposals	–	7	7	14
At 31 December	(224)	(521)	(1 318)	(2 063)
Net at 31 December	1 326	232	2 215	3 773

In millions of CHF				2007
	Brands and intellectual property rights	Operating rights and others	Management information systems	Total
Gross value				
At 1 January	1 550	753	3 533	5 836
of which indefinite useful life	1 167	–	–	1 167
Currency retranslations	(153)	(38)	(24)	(215)
Expenditures	11	61	547	619
Disposals	(8)	(18)	(58)	(84)
Modification of the scope of consolidation	3 129	478	(6)	3 601
At 31 December	**4 529**	**1 236**	**3 992**	**9 757**
of which indefinite useful life [(a)]	4 133	–	–	4 133
Accumulated depreciation and impairments				
At 1 January	(224)	(521)	(1 318)	(2 063)
Currency retranslations	–	29	12	41
Depreciation	(16)	(90)	(485)	(591)
Impairments	(2)	(2)	(2)	(6)
Disposals	8	14	56	78
Modification of the scope of consolidation	–	1	–	1
At 31 December	**(234)**	**(569)**	**(1 737)**	**(2 540)**
Net at 31 December	**4 295**	**667**	**2 255**	**7 217**

[(a)] Yearly impairment test performed together with goodwill items (refer to Note 12)

Internally generated intangible assets consist mainly of management information systems.

14. Employee benefits

Pensions and retirement benefits

The majority of Group employees are eligible for retirement benefits under defined benefit schemes based on pensionable remuneration and length of service, consisting mainly of final salary plans.

Post-employment medical benefits and other employee benefits

Group companies, principally in the USA and Canada, maintain medical benefits plans, which cover eligible retired employees. The obligations for other employee benefits consist mainly of end of service indemnities, which do not have the character of pensions.

Reconciliation of assets and liabilities recognised in the balance sheet

In millions of CHF	2007			2006			2005
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Total
Present value of funded obligations	22 664	434	23 098	23 020	448	23 468	22 863
Fair value of plan assets	(24 572)	(277)	(24 849)	(23 560)	(259)	(23 819)	(21 814)
Excess of liabilities/(assets) over funded obligations	(1 908)	157	(1 751)	(540)	189	(351)	1 049
Present value of unfunded obligations	1 176	1 517	2 693	1 161	1 466	2 627	2 656
Unrecognised past service cost of non-vested benefits	5	–	5	(3)	(2)	(5)	7
Unrecognised assets	1 869	4	1 873	1 390	–	1 390	886
Defined benefits net liabilities/(assets)	**1 142**	**1 678**	**2 820**	**2 008**	**1 653**	**3 661**	**4 598**
Liabilities from defined contribution plans and non-current deferred compensation			1 369			1 294	982
Liabilities from cash-settled share-based transactions [a]			165			117	98
Net liabilities			**4 354**			**5 072**	**5 678**
Reflected in the balance sheet as follows:							
Employee benefits assets			(811)			(343)	(69)
Employee benefits liabilities			5 165			5 415	5 747
Net liabilities			**4 354**			**5 072**	**5 678**

[a] The intrinsic value of liabilities from cash-settled share-based transactions that are vested amounts to CHF 72 million (2006: CHF 39 million; 2005: CHF 3 million).

Movement in fair value of defined benefit plan assets

In millions of CHF	2007			2006		
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
At 1 January	(23 560)	(259)	(23 819)	(21 623)	(191)	(21 814)
Currency retranslations	615	9	624	(66)	9	(57)
Expected return on plan assets	(1 412)	(17)	(1 429)	(1 218)	(17)	(1 235)
Employees' contributions	(110)	–	(110)	(99)	–	(99)
Employer contributions	(518)	(34)	(552)	(678)	(23)	(701)
Actuarial (gains)/losses	(423)	2	(421)	(1 020)	(7)	(1 027)
Benefits paid on funded defined benefit schemes	1 188	24	1 212	1 132	17	1 149
Modification of the scope of consolidation	(336)	–	(336)	(29)	–	(29)
Transfer from/(to) defined contribution plans	(16)	(2)	(18)	41	(47)	(6)
At 31 December	**(24 572)**	**(277)**	**(24 849)**	**(23 560)**	**(259)**	**(23 819)**

The plan assets include property occupied by affiliated companies with a fair value of CHF 31 million (2006: CHF 32 million) and assets loaned to affiliated companies with a fair value of CHF 24 million (2006: CHF 20 million).

The actual return on plan assets amounts to CHF 1850 million (2006: CHF 2261 million).

The Group expects to contribute CHF 501 million to its funded defined benefit schemes in 2008.

The major categories of plan assets as a percentage of total plan assets are as follows:

At 31 December	2007	2006
Equities	46%	48%
Bonds	27%	26%
Real estate property	7%	6%
Alternative investments	16%	18%
Cash/Deposits	4%	2%

The overall investment policy and strategy for the Group's funded defined benefit schemes is guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan trustees are responsible for determining the mix of asset types and target allocations which are reviewed by the plan trustees on an ongoing basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans' investment and actuarial advisors.

Movement in the present value of defined benefit obligations

In millions of CHF			2007			2006
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
At 1 January	24 181	1 914	**26 095**	23 699	1 820	**25 519**
of which unfunded defined benefit schemes	1 161	1 466	**2 627**	1 185	1 471	**2 656**
Currency retranslations	(608)	(104)	**(712)**	85	(101)	**(16)**
Current service cost	677	76	**753**	675	70	**745**
Interest cost	1 132	110	**1 242**	1 042	106	**1 148**
Early retirements, curtailments, settlements	8	(4)	**4**	(40)	(1)	**(41)**
Past service cost of vested benefits	11	1	**12**	22	(4)	**18**
Past service cost of non-vested benefits	(9)	–	**(9)**	11	1	**12**
Actuarial (gains)/losses	(616)	(42)	**(658)**	(29)	73	**44**
Benefits paid on funded defined benefit schemes	(1 188)	(24)	**(1 212)**	(1 132)	(17)	**(1 149)**
Benefits paid on unfunded defined benefit schemes	(89)	(107)	**(196)**	(99)	(101)	**(200)**
Modification of the scope of consolidation	332	174	**506**	4	5	**9**
Transfer from/(to) defined contribution plans	9	(43)	**(34)**	(57)	63	**6**
At 31 December	**23 840**	**1 951**	**25 791**	**24 181**	**1 914**	**26 095**
of which unfunded defined benefit schemes	1 176	1 517	**2 693**	1 161	1 466	**2 627**

Actuarial gains/(losses) of defined benefit schemes recognised in the Statement of recognised income and expense

In millions of CHF	2007					2006	2005
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Total
Experience adjustments on plan assets	423	(2)	421	1 020	7	1 027	1 522
Experience adjustments on plan liabilities	(291)	(6)	(297)	(38)	59	21	16
Change of assumptions on plan liabilities	907	48	955	67	(132)	(65)	(1 133)
Transfer from/(to) unrecognised assets	(478)	(4)	(482)	(521)	–	(521)	(427)
Actuarial gains/(losses) on defined benefit schemes	561	36	597	528	(66)	462	(22)

Transfer to unrecognised assets represents excess of return of overfunded defined benefit plans that cannot be recognised as assets as well as contributions paid to such plans in excess of their annual cost.

At 31 December, the net cumulative actuarial losses on defined benefit schemes recognised in the Statement of recognised income and expense amount to CHF 2489 million (2006: CHF 3222 million; 2005: CHF 3689 million).

Expenses recognised in the income statement

In millions of CHF	2007			2006		
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
Current service cost	677	76	753	675	70	745
Employee contributions	(110)	–	(110)	(99)	–	(99)
Interest cost	1 132	110	1 242	1 042	106	1 148
Expected return on plan assets	(1 412)	(17)	(1 429)	(1 218)	(17)	(1 235)
Early retirements, curtailments, settlements	8	(4)	4	(40)	(1)	(41)
Past service cost of vested benefits	11	1	12	22	(4)	18
Past service cost of non-vested benefits	–	2	2	(1)	2	1
Total defined benefit expenses	**306**	**168**	**474**	**381**	**156**	**537**
Total defined contribution expenses			**392**			**408**

The expenses for defined benefit and defined contribution plans are allocated to the appropriate headings of expenses by function.

Principal actuarial assumptions

The principal actuarial assumptions are presented by geographic area. Each item is a weighted average in relation to the relevant underlying component.

At 31 December	2007	2006
Discount rates		
Europe	5.1%	4.2%
Americas	6.3%	6.0%
Asia, Oceania and Africa	5.5%	5.3%
Expected long term rates of return on plan assets		
Europe	6.9%	6.5%
Americas	8.3%	8.5%
Asia, Oceania and Africa	6.8%	6.9%
Expected rates of salary increases		
Europe	3.3%	3.3%
Americas	2.9%	3.2%
Asia, Oceania and Africa	3.8%	3.8%
Expected rates of pension adjustments		
Europe	2.2%	2.0%
Americas	0.2%	0.3%
Asia, Oceania and Africa	2.0%	2.2%
Medical cost trend rates		
Americas	6.3%	6.3%

The increase in life expectancy is reflected in the defined benefit obligations by using up-to-date mortality tables of the country in which the plan is located. When those tables do no longer reflect recent evolution, they are adjusted accordingly.

Sensitivity analysis on medical cost trend rates

A one percentage point increase in assumed medical cost trend rates would increase the defined benefit obligations by CHF 101 million and increase the aggregate of current service cost and interest cost by CHF 9 million.

A one percentage point decrease in assumed medical cost trend rates would decrease the defined benefit obligations by CHF 85 million and decrease the aggregate of current service cost and interest cost by CHF 7 million.

15. Share-based payment

The following share-based payment costs are allocated to the appropriate headings of expenses by function in the income statement:

In millions of CHF	2007	2006
Equity-settled share-based payment costs	246	218
Cash-settled share-based payment costs	118	67
Total share-based payment costs	**364**	**285**

The following share-based payment schemes are currently available to members of the Executive Board and Senior Management:

Management Stock Option Plan (MSOP)

Members of Group Management are entitled to participate each year in a share option plan without payment.
The benefits consist of the right to buy Nestlé S.A. shares (accounted for as equity-settled share-based payment transactions) at a predetermined fixed price. From 2005 onwards, the grant has been limited to members of the Executive Board.

This plan has a rolling seven-year duration. Vesting is subject to three years service conditions.

Movement of options

	2007 Number of options	2006 Number of options
Outstanding at 1 January	4 153 228	5 870 831
of which vested and exercisable	2 277 526	2 601 100
New rights	115 500	104 475
Rights exercised [a]	(1 531 317)	(1 810 278)
Rights forfeited	–	(11 000)
Rights expired	–	(800)
Outstanding at 31 December	**2 737 411**	**4 153 228**
of which vested and exercisable at 31 December	2 457 936	2 277 526
additional options vesting in 2008	59 500	

[a] Average exercise price: CHF 332.93 (2006: CHF 318.00); average share price at exercise date: CHF 490.74 (2006: CHF 411.67)

The rights are exercised throughout the year in accordance with the rules of the plan.

Options features

Grant date	Expiring on	Exercise price in CHF	Expected volatility	Risk-free interest rate	Expected dividend yield	Fair value at grant in CHF	2007 Number of options outstanding	2006 Number of options outstanding
01.03.2001	29.02.2008	343.20					145 309	549 504
01.03.2002	28.02.2009	367.35					512 923	814 254
01.02.2003	31.01.2010	278.55	27.16%	1.78%	2.25%	57.44	604 419	818 427
01.10.2003	30.09.2010	308.55	20.58%	2.11%	2.30%	49.26	16 400	27 428
01.02.2004	31.01.2011	329.10	19.41%	2.05%	2.11%	50.50	1 154 235	1 747 015
01.10.2004	30.09.2011	289.40	20.83%	2.09%	2.50%	45.19	17 650	25 625
01.02.2005	31.01.2012	309.20	20.13%	1.84%	2.29%	43.88	66 500	66 500
01.02.2006	31.01.2013	379.50	19.00%	2.20%	2.11%	52.90	104 475	104 475
01.02.2007	31.01.2014	445.00	16.78%	2.72%	2.54%	67.62	115 500	–
							2 737 411	4 153 228

The exercise price corresponds to the weighted average share price of the last ten trading days preceding the grant date.

Group Management has assumed that, on average, the participants exercise their options after five years. The expected volatility is based on the historical volatility, adjusted for any expected changes to future volatility due to publicly available information.

Restricted Stock Unit Plan (RSUP)

As from 1 March 2005, members of Group Management are also awarded Restricted Stock Units (RSU) that each gives the right to one Nestlé S.A. share. Vesting is subject to three years service conditions. Upon vesting, the Group either delivers Nestlé S.A. shares (accounted for as equity-settled share-based payment transactions) or pays the equivalent amount in cash (accounted for as cash-settled share-based payment transactions).

Movement of Restricted Stock Units

	2007 Number of RSU	2006 Number of RSU
Outstanding at 1 January	764 886	429 853
New RSU	373 920	376 995
RSU settled [a]	(51 985)	(35 587)
RSU forfeited	(9 695)	(6 375)
Outstanding at 31 December	1 077 126	764 886
of which vested at 31 December	4 147	5 200
of which considered cash-settled	79 813	110 663

[a] Average price at vesting date: CHF 478.63 (2006: CHF 399.93)

Restricted Stock Units features

Grant date	Restricted until	Risk-free interest rate	Expected dividend yield	Fair value at grant in CHF	2007 Number of RSU outstanding	2006 Number of RSU outstanding
01.03.2005	29.02.2008	1.59%	2.45%	318.00	362 532	390 669
01.10.2005	30.09.2008	1.50%	2.15%	371.60	5 827	6 187
01.02.2006	31.01.2009	2.10%	2.13%	374.70	339 564	363 390
01.10.2006	30.09.2009	2.40%	2.15%	439.25	4 640	4 640
01.02.2007	31.01.2010	2.71%	2.15%	463.90	359 095	–
01.10.2007	30.09.2010	3.02%	2.00%	538.95	5 468	–
					1 077 126	764 886

The fair value corresponds to the market price at grant, adjusted for the restricted period of three years.

US plans

The US affiliates sponsor Share Appreciation Rights (SAR) plans. Those plans give right, upon exercise, to the payment in cash of the difference between the market price of a Nestlé S.A. share and the exercise price. They are accounted for as cash-settled share-based payment transactions.

From 2006 onwards, the US affiliates sponsor a separate Restricted Stock Unit Plan, that will be settled in cash.

Alcon Incentive Plan

Under the 2002 Alcon Incentive Plan, the Board of Directors of Alcon may award to officers, directors and key employees share-based compensation, including stock options, share-settled stock appreciation rights (SSARs), restricted shares, restricted share units (RSUs) and certain cash-settled liability awards.

The total number of Alcon shares that may be issued with respect to such awards shall not exceed the lessor of 30 million Alcon shares or 10% of Alcon's issued and outstanding shares. Alcon intends to satisfy all equity awards granted prior to 31 December 2003 with the issuance of new shares from conditional capital authorised for the 2002 Alcon Incentive Plan. Shares are issued at the grant price of stock options upon exercise.

The Board of Directors of Alcon has authorised the acquisition on the open market of Alcon shares to, among other things, satisfy the exercise of stock options and SSARs and the issuance of restricted shares and RSUs granted under the 2002 Alcon Incentive Plan.

Alcon stock options and SSARs

Movement of Alcon stock options and SSARs

	2007 Number of options	2006 Number of options	2007 Number of SSARs	2006 Number of SSARs
Outstanding at 1 January	12 154 336	15 095 417	1 326 945	–
of which vested and exercisable	5 433 353	3 326 147	407	–
New rights	187 551	176 455	1 477 132	1 345 604
Rights exercised [a]	(3 977 693)	(2 986 379)	(947)	–
Rights forfeited	(140 685)	(130 357)	(105 819)	(18 659)
Rights expired	–	(800)	–	–
Outstanding at 31 December	**8 223 509**	**12 154 336**	**2 697 311**	**1 326 945**
of which vested and exercisable at 31 December	4 977 306	5 433 353	3 852	407
additional awards scheduled to vest in 2008	2 890 605		–	

[a] Weighted average options exercise price: USD 47.71 (2006: USD 36.78); weighted average share price at options exercise date: USD 134.60 (2006: USD 109.68). Weighted average SSARs exercise price: USD 122.90 (2006: none); weighted average share price at SSARs exercise date: USD 138.01 (2006: none)

The rights are exercised throughout the year in accordance with the rules of the plan.

Alcon stock options features

Grant date	Expiring on	Exercise price in USD	Remaining life in years	Expected volatility	Risk-free interest rate	Expected dividend yield	Fair value at grant in USD	2007 Number of options outstanding	2006 Number of options outstanding
21.03.2002	21.03.2012	33.00	4.22	33.00%	4.75%	1.00%	10.03	743 329	1 437 655
18.02.2003	18.02.2013	36.39	5.14	33.00%	2.92%	1.00%	10.06	1 623 011	3 211 531
Various 2003	Various 2013	48.03	5.55	33.00%	3.01%	1.00%	13.37	20 600	49 500
11.02.2004	11.02.2014	63.32	6.12	33.00%	2.99%	1.00%	19.59	2 334 890	3 878 185
Various 2004	Various 2014	77.07	6.70	33.00%	3.23%	1.00%	22.96	58 000	62 000
09.02.2005	09.02.2015	79.00	7.11	33.00%	3.60%	1.00%	25.48	3 059 413	3 299 481
Various 2005	Various 2015	90.84	7.23	33.00%	3.80%	1.00%	30.26	46 000	46 000
08.02.2006	08.02.2016	122.90	8.11	33.00%	4.56%	1.00%	42.54	156 459	169 984
12.02.2007	12.02.2017	130.56	9.11	31.00%	4.80%	1.50%	40.37	181 807	–
								8 223 509	12 154 336

Stock option grant prices are determined by the Board of Directors of Alcon and shall not be lower than the prevailing stock exchange price on the date of grant.

Alcon SSARs features

Grant date	Expiring on	Exercise price in USD	Remaining life in years	Expected volatility	Risk-free interest rate	Expected dividend yield	Fair value at grant in USD	2007 Number of SSARs outstanding	2006 Number of SSARs outstanding
08.02.2006	08.02.2016	122.90	8.11	33.00%	4.56%	1.00%	41.51	1 261 036	1 311 895
Various 2006	Various 2016	100.42	8.40	33.00%	5.03%	1.00%	32.67	15 050	15 050
12.02.2007	12.02.2017	130.56	9.11	31.00%	4.80%	1.50%	40.37	1 399 823	–
Various 2007	Various 2017	135.08	9.52	31.00%	4.41%	1.50%	40.81	21 402	–
								2 697 311	1 326 945

Expected volatility rates are estimated based on daily historical trading data of its common shares from March 2002 through the grant dates and, due to Alcon's short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

Alcon Restricted shares and Restricted Share Units (RSUs)

Movement of Alcon Restricted shares and Restricted Share Units (RSUs)

Restricted shares and RSUs are recognised at the closing market price on the day of grant over the required service period. The participants will receive dividend equivalents over the scheduled three-year vesting period.

	2007	2006	2007	2006
	Number of Restricted shares	Number of Restricted shares	Number of RSUs	Number of RSUs
Outstanding at 1 January	185 939	530 872	27 705	–
New granted [a]	184 884	191 113	27 249	29 658
Settled [b]	(7 612)	(532 309)	(846)	(1 239)
Forfeited	(18 969)	(3 737)	(2 622)	(714)
Outstanding at 31 December	**344 242**	**185 939**	**51 486**	**27 705**

[a] Weighted average fair value of Restricted shares at grant date: USD 130.63 (2006: USD 122.59); weighted average fair value of RSUs at grant date: USD 130.65 (2006: USD 121.90)
[b] Weighted average price of Restricted shares at vesting date: USD 124.80 (2006: USD 134.11); weighted average price of RSUs at vesting date: USD 115.60 (2006: USD 106.94)

The fair value corresponds to the market price at grant.

16. Deferred taxes

In millions of CHF	2007	2006
Tax assets by types of temporary difference		
Property, plant and equipment	277	317
Goodwill and intangible assets	285	297
Employee benefits	1 823	1 905
Inventories, receivables, payables and provisions	962	997
Unused tax losses and unused tax credits	278	288
Other	608	565
	4 233	4 369
Tax liabilities by types of temporary difference		
Property, plant and equipment	1 168	1 239
Goodwill and intangible assets	1 342	952
Employee benefits	241	52
Inventories, receivables, payables and provisions	71	99
Other	585	300
	3 407	2 642
Net assets	826	1 727
Reflected in the balance sheet as follows:		
Deferred tax assets	2 224	2 433
Deferred tax liabilities	(1 398)	(706)
Net assets	826	1 727
Temporary differences for which no deferred tax is recognised:		
on investments in affiliated companies (taxable temporary difference)	22 270	19 436
on unused tax losses, tax credits and other items [a]	1 743	2 175

[a] Of which CHF 115 million (2006: CHF 223 million) expire within one year, CHF 739 million (2006: CHF 930 million) between one and five years and CHF 890 million (2006: CHF 1022 million) in more than five years.

17. Provisions

In millions of CHF					2006
	Restructuring	Environmental	Litigation	Other	Total
At 1 January	950	41	2 070	286	3 347
Currency retranslations	6	(2)	(59)	(6)	(61)
Provisions made in the period	437	2	327	73	839
Amounts used	(326)	(3)	(591)	(87)	(1 007)
Unused amounts reversed	(34)	–	(100)	(80)	(214)
Modification of the scope of consolidation	1	–	103	31	135
At 31 December	**1 034**	**38**	**1 750**	**217**	**3 039**

In millions of CHF					2007
	Restructuring	Environmental	Litigation	Other	Total
At 1 January	1 034	38	1 750	217	3 039
Currency retranslations	2	(2)	(44)	–	(44)
Provisions made in the period	392	7	510	121	1 030
Amounts used	(393)	(4)	(77)	(64)	(538)
Unused amounts reversed	(28)	–	(271)	(47)	(346)
Modification of the scope of consolidation	–	–	131	44	175
At 31 December	**1 007**	**39**	**1 999**	**271**	**3 316**

Restructuring

Restructuring provisions arise from a number of projects across the Group. These include plans to optimise production, sales and administration structures, mainly in Europe. Restructuring provisions are expected to result in future cash outflows when implementing the plans (usually over the following two to three years) and are consequently not discounted.

Litigation

Litigation provisions have been set up to cover legal and administrative proceedings that arise in the ordinary course of business. These provisions concern numerous cases that are not of public knowledge and whose detailed disclosure could seriously prejudice the interests of the Group. Reversal of such provisions refer to cases resolved in favour of the Group. The timing of cash outflows of litigation provisions is uncertain as it depends upon the outcome of the proceedings. These provisions are therefore not discounted because their present value would not represent meaningful information. Group Management does not believe it is possible to make assumptions on the evolution of the cases beyond the balance sheet date.

Other

Other provisions are mainly constituted by onerous contracts, liabilities for partial refund of selling prices of divested businesses and various damage claims having occurred during the period but not covered by insurance companies. Onerous contracts result from unfavourable leases or supply agreements above market prices in which the unavoidable costs of meeting the obligations under the contracts exceed the economic benefits expected to be received or for which no benefits are expected to be received. These agreements have been entered into as a result of selling and closing inefficient facilities and have an average duration of 2.5 years.

18. Financial instruments

Financial assets and liabilities

In millions of CHF	2007	2006
Liquid assets	9 496	11 475
Trade and other receivables	15 421	14 577
Financial assets – non current	4 213	2 778
Derivative assets	754	556
Total financial assets	**29 884**	**29 386**
Trade and other payables	14 179	12 572
Financial liabilities – current	24 541	15 494
Financial liabilities – non current	6 129	6 952
Derivative liabilities	477	470
Total financial liabilities	**45 326**	**35 488**
Net financial position	**(15 442)**	**(6 102)**

By category

In millions of CHF	2007	2006
Loans and receivables	15 927	14 714
Held-for-trading	1 510	445
Derivative assets [a]	754	556
Available-for-sale assets	11 693	13 671
Total financial assets	**29 884**	**29 386**
Financial liabilities at amortised cost	39 271	29 144
Financial liabilities at fair value under hedge accounting	5 578	5 874
Derivative liabilities [a]	477	470
Total financial liabilities	**45 326**	**35 488**
Net financial position	**(15 442)**	**(6 102)**

[a] Include derivatives classified as trading (refer to Note 9).

The Group does not apply the fair value option.

Bonds

In millions of CHF						2007	2006
Issuer	Face value in millions	Interest rates		Year of issue/ maturity	Comments		
		Nominal	Effective				
Nestlé Holdings, Inc., USA	USD 535	0.00%	6.25%	2001–2008	(a)	587	783
	USD 300	5.13%	5.24%	2001–2007		–	367
	USD 500	4.75%	4.98%	2002–2007		–	611
	NOK 2000	5.25%	5.16%	2003–2007	(b)	–	393
	USD 250	3.88%	3.42%	2003–2009	(c)	281	305
	USD 400	3.50%	3.81%	2005–2008	(b)	449	477
	EUR 250	2.13%	2.97%	2005–2009	(b)(d)	392	378
	USD 300	4.38%	4.49%	2005–2009	(b)	339	362
	AUD 300	5.50%	5.68%	2005–2009	(b)(e)	286	280
	USD 300	5.00%	5.19%	2006–2008	(b)	338	363
	GBP 100	5.13%	5.24%	2006–2009	(b)	222	238
	AUD 200	6.00%	6.23%	2006–2010	(b)	195	190
	CHF 450	2.50%	2.57%	2006–2013	(b)	435	449
	GBP 100	5.13%	5.53%	2007–2009	(b)	221	–
	CHF 400	2.75%	2.75%	2007–2010	(f)	398	–
	NOK 1000	4.75%	4.80%	2007–2010	(b)	188	–
	AUD 100	6.00%	6.62%	2007–2010	(b)	90	–
	HUF 10000	6.88%	7.20%	2007–2010	(b)	64	–
	USD 500	4.75%	4.90%	2007–2011	(b)	572	–
	CHF 200	3.00%	3.03%	2007–2012	(b)	199	–
	CHF 250	2.63%	2.75%	2007–2018	(b)	235	–
Nestlé Purina Petcare Company, USA	USD 83	9.25%	5.90%	1989–2009		98	110
	USD 63	9.30%	6.46%	1991–2021		89	98
	USD 79	8.63%	6.46%	1992–2022		107	116
	USD 44	8.13%	6.47%	1993–2023		57	62
	USD 48	7.75%	6.25%	1995–2015		59	64
	USD 51	7.88%	6.45%	1995–2025		66	72
Nestlé Finance-France S.A., France	EUR 370	4.75%	3.22%	2002–2007	(b)(g)	–	598
	EUR 147	3.38%	3.38%	2002–2007	(b)(h)(i)	–	235
	EUR 500	3.50%	3.51%	2003–2008	(b)	828	802
	EUR 150	2.50%	2.55%	2003–2007	(b)(j)	–	238
	USD 100	2.25%	2.33%	2003–2007	(b)	–	119
	AUD 200	6.00%	6.03%	2004–2008	(b)	198	192
	HUF 25000	7.00%	7.00%	2004–2009	(b)	163	158
	EUR 100	3.50%	3.52%	2006–2009	(b)	164	159
Nestlé Japan Holding Ltd, Japan	USD 200	4.13%	4.14%	2005–2007	(b)	–	241
Nestlé (Thai) Ltd, Thailand	THB 5000	2.16%	2.16%	2003–2008		167	169
Other bonds						56	79
Total						**7 543**	**8 708**
of which due within one year						2 601	2 807
of which due after one year						4 942	5 901

Bonds subject to fair value hedges are carried at fair value for CHF 5578 million (2006: CHF 5874 million) and the related derivatives are shown under derivative assets for CHF 340 million (2006: CHF 134 million) and under derivative liabilities for CHF 0 million (2006: CHF 33 million). The full fair value of bonds amounts to CHF 7560 million (2006: CHF 8739 million).

(a) Turbo Zero Equity-Link issue with warrants on Nestlé S.A. shares
The debt component (issue of the notes) was recognised under bonds for USD 451 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 123 million. The investors had the option to put the notes to Nestlé Holdings, Inc. and the warrants to Nestlé S.A. at their accreted value in June 2003 and in June 2006.

Exercise conditions of the warrants: 70 000 warrants to purchase Nestlé S.A. shares. Each warrant gives the right to purchase 31.9065 shares. The holders of warrants may exercise their warrants to purchase shares of Nestlé S.A. either:
1) during the note exercise period from July 2001 to June 2008 by tendering a note and a warrant in exchange for shares on the basis that one note is required to exercise each warrant; or
2) on the cash exercise date, 11 June 2008, by tendering warrants together with the exercise price in cash.

The effective initial exercise price per share is USD 261.119 (or CHF 455.–, based on a fixed exchange rate of CHF 1.7425 for each USD), growing by 2.625% per annum, prior to any anti-dilution adjustment. In June 2003, 100 units (at USD 10 000 each) of this issue were put for cash by a holder on the put date at the prescribed price as per the terms and conditions of the issue. In 2006, one warrant was exercised. In 2007, 16 524 warrants were exercised. Notes valued at amortised cost of USD 155 million (nominal USD 165 million) were exchanged with 527 210 Nestlé S.A. shares.

(b) Subject to an interest rate and/or currency swap that creates a liability at floating rates in the currency of the issuer

(c) Step-up fixed rate callable medium term note
Currently a related swap synthetically creates a liability at floating rates. However the note issuer sold an option to the swap counterparty giving it the right to terminate the swap early, annually starting on 31 March 2005. Further, the note's coupon rate increases on March 31, to the following rates: 2005: 3.25%, 2007: 3.75%, 2008: 4%. The current swap takes into consideration this rate step-up, and, if not terminated by the swap issuer prior to its maturity in 2009, would continuously synthetically create a liability at floating rates.

(d) The initial EUR 150 million bond issued in 2005 was increased by EUR 100 million in 2006.

(e) The initial AUD 200 million bond issued in 2005 was increased by AUD 100 million in 2006.

(f) Subject to an interest rate and currency swap that creates a liability at fixed rates in the currency of the issuer

(g) EUR 30 million of the initial EUR 400 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(h) EUR 3 million of the initial EUR 150 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(i) Uridashi issue sold to retail investors in Japan.

(j) The initial EUR 100 million bond issued in 2003 was increased by EUR 50 million in 2004.

19. Financial risks

In the course of its business, the Group is exposed to a number of financial risks: credit risk, liquidity risk, market risk (including foreign currency and interest rate), commodity price risk and other risks (including equity price risk and settlement risk). This note presents the Group's objectives, policies and processes for managing its financial risk and capital.

Financial risk management is an integral part of the way the Group is managed. The Board of Directors establishes the Group's financial policies and the Chief Executive Officer establishes objectives in line with these policies. An Asset and Liability Management Committee (ALMC), under the supervision of the Chief Financial Officer, is then responsible for setting financial strategies, which are executed by the Centre Treasury, the Regional Treasury Centres and, in specific local circumstances, by the affiliated companies. The activities of the Centre Treasury and of the various Regional Treasury Centres are supervised by an independent Middle Office, which verifies the compliance of the strategies proposed and/or operations executed within the approved guidelines and limits set by the ALMC. Approved Treasury Management Guidelines define and classify risks as well as determine, by category of transaction, specific approval, limit and monitoring procedures. In accordance with the aforementioned policies, the Group only enters into derivative transactions relating to assets, liabilities or anticipated future transactions.

Credit risk

Credit risk management

Credit risk arises because counterparty may fail to perform its obligations. The Group is exposed to credit risk on financial instruments such as liquid assets, derivative assets and trade receivable portfolios.

The Group's objective is to set credit limits based on a counterparty value computed with their probability of default. The methodology used to set the list of counterparty limits includes both Enterprise Value (EV), if available, and counterparty Credit Ratings (CR). Limits accomplishment as well as the evolution of EV and CR are monitored on a continuous basis.

The Group avoids the concentration of credit risk on its liquid assets by spreading them over several institutions and sectors.

Credit rating of financial assets (excl. loans and receivables)

In millions of CHF	2007	2006
Investment grade A and above	13 119	14 013
Investment grade BBB+, BBB and BBB–	416	186
Non-investment grade (BB+ and below)	160	70
Not rated	262	403
	13 957	14 672

The source of the credit ratings is mainly Standard & Poor's; if not available, the Group uses Moody's and Fitch's equivalents. The Group deals essentially with financial institutions located in Switzerland, the European Union and North America.

Trade receivables are subject to credit limits, control and approval procedures in all the affiliated companies. Due to its large geographic base and number of customers, the Group is not exposed to material concentrations of credit risk on its trade receivables (refer to Note 8).

Liquidity risk

Liquidity risk management

Liquidity risk arises when a company encounters difficulties to meet commitments associated with liabilities and other payment obligations. Such risk may result from inadequate market depth or disruption or refinancing problems. The Group's objective is to manage this risk by limiting exposures in instruments that may be affected by liquidity problems and by maintaining sufficient back-up facilities. The Group does not expect any refinancing issues.

Maturity of financial instruments

In millions of CHF	In the first year	In the second year	In the third to the fifth year	After the fifth year	Contractual amount	Carrying amount 2006
Financial assets (excl. currency derivatives)						
Cash at bank and in hand	2 380	–	–	–	2 380	2 380
Commercial paper	5 731	–	–	–	5 731	5 731
Time deposits	2 670	–	–	–	2 670	2 670
Trade and other receivables	14 577	–	–	–	14 577	14 577
Trading portfolios	445	–	–	–	445	445
Non-currency derivative assets	94	24	71	6	195	194
Other financial assets	249	176	185	1 311	1 921	1 921
	26 146	200	256	1 317	27 919	27 918
Financial investments without contractual maturities						1 106
	26 146	**200**	**256**	**1 317**	**27 919**	**29 024**
Financial liabilities (excl. currency derivatives)						
Trade and other payables	12 572	–	–	–	12 572	12 572
Commercial paper [a]	10 402	–	–	–	10 402	10 332
Bonds [a]	3 158	3 133	2 485	1 147	9 923	8 708
Non-currency derivative liabilities	57	–	55	15	127	122
Other financial liabilities	2 387	37	693	648	3 765	3 406
	28 576	**3 170**	**3 233**	**1 810**	**36 789**	**35 140**
Currency derivative assets and liabilities						
Gross amount receivable from currency derivatives	8 935	295	4 840	–	14 070	13 772
Gross amount payable from currency derivatives	(8 928)	(285)	(4 809)	–	(14 022)	(13 758)
	7	10	31	–	48	14
Net financial position	**(2 423)**	**(2 960)**	**(2 946)**	**(493)**	**(8 822)**	**(6 102)**
of which Cash flow hedges [b]						
Derivative assets	96	4	59	5		164
Derivative liabilities	67	–	19	11		97

[a] Commercial paper (liabilities) of CHF 9326 million and bonds of CHF 1575 million have maturities of less than three months.
[b] The periods when the cash flow hedges affect the income statement do not differ significantly from the maturities disclosed above.

In millions of CHF						2007
	In the first year	In the second year	In the third to the fifth year	After the fifth year	Contractual amount	Carrying amount
Financial assets (excl. currency derivatives)						
Cash at bank and in hand	2 610	–	–	–	2 610	2 610
Commercial paper	2 071	–	–	–	2 071	2 071
Time deposits	3 144	–	–	–	3 144	3 144
Trade and other receivables	15 421	–	–	–	15 421	15 421
Trading portfolios	1 510	–	–	–	1 510	1 510
Non-currency derivative assets	76	19	52	3	150	150
Other financial assets	213	208	163	2 689	3 273	3 273
	25 045	227	215	2 692	28 179	28 179
Financial investments without contractual maturities						1 101
	25 045	**227**	**215**	**2 692**	**28 179**	**29 280**

Financial liabilities (excl. currency derivatives)						
Trade and other payables	14 179	–	–	–	14 179	14 179
Commercial paper [a]	18 647	–	–	–	18 647	18 544
Bonds [a]	2 909	2 312	2 167	1 345	8 733	7 543
Non-currency derivative liabilities	40	17	45	7	109	113
Other financial liabilities	3 738	500	590	505	5 333	4 583
	39 513	**2 829**	**2 802**	**1 857**	**47 001**	**44 962**

Currency derivative assets and liabilities						
Gross amount receivable from currency derivatives	14 655	4 417	1 819	701	21 592	21 411
Gross amount payable from currency derivatives	(14 669)	(4 447)	(1 401)	(664)	(21 181)	(21 171)
	(14)	**(30)**	**418**	**37**	**411**	**240**

Net financial position	**(14 482)**	**(2 632)**	**(2 169)**	**872**	**(18 411)**	**(15 442)**

of which Cash flow hedges [b]						
Derivative assets	71	–	34	2		107
Derivative liabilities	66	14	47	6		133

[a] Commercial paper (liabilities) of CHF 17 436 million and bonds of CHF 1621 million have maturities of less than three months.
[b] The periods when the cash flow hedges affect the income statement do not differ significantly from the maturities disclosed above.

Market risk

The Group is exposed to risks from movements in foreign currency exchange rates, interest rates and market prices that affect its assets, liabilities and anticipated future transactions.

Foreign currency risk

Foreign currency risk management

The Group is exposed to foreign currency risk from transactions and translation. Transaction exposure arises because affiliated companies undertake transactions in foreign currencies. Translation exposure arises from the consolidation of the Group Financial Statements in Swiss Francs, which is not hedged.

The Group's objective is to manage its foreign currency exposure through the use of currency forwards, futures, swaps and options.

Financial instruments by currency

In millions of CHF							2006
	CHF	EUR	USD	GBP	AUD	Other	Total
Financial assets (excl. currency derivatives)							
Liquid assets	3 374	733	5 691	600	6	1 071	11 475
Trade and other receivables	258	5 114	2 813	779	271	5 342	14 577
Non current financial assets	986	188	1 423	2	2	177	2 778
Non-currency derivative assets	–	49	79	9	–	57	194
	4 618	6 084	10 006	1 390	279	6 647	29 024
Financial liabilities (excl. currency derivatives)							
Trade and other payables	422	4 930	3 275	387	230	3 328	12 572
Commercial paper	298	2 121	6 878	488	–	547	10 332
Bonds	449	2 415	3 925	238	662	1 019	8 708
Non-currency derivative liabilities	–	31	45	5	–	41	122
Other financial liabilities	72	442	327	238	113	2 214	3 406
	1 241	9 939	14 450	1 356	1 005	7 149	35 140
Currency derivative assets and liabilities							
Gross amount receivable from currency derivatives	3 133	2 937	2 827	352	1 599	2 924	13 772
Gross amount payable from currency derivatives	(2 076)	(3 739)	(3 655)	(258)	(1 232)	(2 798)	(13 758)
	1 057	(802)	(828)	94	367	126	14
Net financial position	4 434	(4 657)	(5 272)	128	(359)	(376)	(6 102)

In millions of CHF							2007
	CHF	EUR	USD	GBP	AUD	Other	Total
Financial assets (excl. currency derivatives)							
Liquid assets	1 663	711	5 213	347	7	1 555	9 496
Trade and other receivables	463	5 324	2 923	637	290	5 784	15 421
Non current financial assets	966	246	2 753	2	3	243	4 213
Non-currency derivative assets	–	49	84	5	–	12	150
	3 092	6 330	10 973	991	300	7 594	29 280
Financial liabilities (excl. currency derivatives)							
Trade and other payables	1 098	5 379	3 248	495	213	3 746	14 179
Commercial paper	740	1 647	15 361	66	–	730	18 544
Bonds	1 268	1 383	3 080	444	768	600	7 543
Non-currency derivative liabilities	–	21	84	5	–	3	113
Other financial liabilities	126	1 135	463	88	156	2 615	4 583
	3 232	9 565	22 236	1 098	1 137	7 694	44 962
Currency derivative assets and liabilities							
Gross amount receivable from currency derivatives	5 504	3 437	5 507	607	2 072	4 284	21 411
Gross amount payable from currency derivatives	(2 785)	(8 402)	(3 554)	(452)	(1 235)	(4 743)	(21 171)
	2 719	(4 965)	1 953	155	837	(459)	240
Net financial position	2 579	(8 200)	(9 310)	48	–	(559)	(15 442)

Interest rate risk

Interest risk management

Interest rate risk comprises the interest price risk that results from borrowings at fixed rates and the interest cash flow risk that results from borrowings at variable rates.

The Group's objective is to manage its interest rate exposure through the use of interest rate forwards, futures and swaps.

Average interest rates

				2006
	USD	CHF	EUR	GBP
Liquid assets	5.00%	1.40%	2.70%	4.80%
Financial liabilities (excl. bonds)	5.10%	1.70%	3.00%	4.80%

				2007
	USD	CHF	EUR	GBP
Liquid assets	5.29%	2.17%	3.81%	5.30%
Financial liabilities (excl. bonds)	5.27%	2.49%	4.07%	5.99%

Interest rates of bonds are disclosed in Note 18.

Interest structure of non-current financial liabilities

In millions of CHF	2007	2006
Financial liabilities at fixed rates	5 603	6 673
Financial liabilities at variable rates	526	279
	6 129	6 952

Commodity price risk

Commodity risk management

The Group's activities expose it to the risk of changes in commodity prices. The Group's objective is to minimise the impact of commodity price fluctuations and this exposure is hedged in accordance with the commodity risk management policies set by the Board of Directors.

The regional Commodity Purchasing Competence Centres are responsible for managing commodity price risks on the basis of internal directives and centrally determined limits. They ensure that the Group benefits from guaranteed contract performance through the use of exchange traded commodity derivatives.

Commodity price risk

Commodity price risk arises from transactions on the world commodity markets for securing the supplies of green coffee, cocoa beans and other commodities necessary for the manufacture of some of the Group's products.

The commodity price risk exposure of anticipated future purchases is managed using a combination of derivatives (futures and options) and executory contracts (differentials and ratios). The vast majority of these contracts are for physical delivery, while cash-settled contracts are treated as trading derivatives.

As a result of the short product business cycle of the Group, the majority of the anticipated future raw material transactions outstanding at the balance sheet date are expected to occur in the next period.

Other risks

Equity price risk

The Group is exposed to equity price risk on short-term investments held as trading and available-for-sale assets. To manage its price risk arising from investments in securities, the Group diversifies its portfolios in accordance with the Guidelines set by the Board of Directors.

The Group's external investments are only with publicly traded counterparties that have an investment grade rating by one of the recognised rating agencies.

Settlement risk

Settlement risk results from the fact that the Group may not receive financial instruments from its counterparties at the expected time. This risk is managed by monitoring counterparty activity and settlement limits.

Value at risks (VaR)

Description of the method

The VaR is a single measure to assess market risk. The VaR estimates the size of losses given current positions and possible changes in financial markets. The Group uses historic simulation to calculate VaR based on the historic data for a 250 days period.

The VaR calculation is based on 95% confidence level and, accordingly, does not take into account losses that might occur beyond this level of confidence.

The VaR is calculated on the basis of exposures outstanding at the close of business and does not necessarily reflect intra-day exposures.

Objective of the method

The Group uses the described VaR analysis to estimate the potential one-day loss in the fair value of its financial and commodity instruments.

The Group cannot predict the actual future movements in market rates and commodity prices, therefore the below VaR numbers neither represent actual losses nor consider the effects of favourable movements in underlying variables. Accordingly, these VaR numbers may only be considered indicative of future movements to the extent the historic market patterns repeat in the future.

VaR figures

The VaR computation includes the Group's financial assets and liabilities that are subject to foreign currency, interest rate and commodity price risk.

The estimated potential one-day loss from the Group's foreign currency and interest rate risk sensitive instruments, as calculated using the above described historic VaR model, are as follows:

In millions of CHF	2007	2006
Foreign currency	15	10
Interest rate	44	27
Foreign currency and interest rate combined	41	36

The estimated potential one-day loss from the Group's commodity price risk sensitive instruments, as calculated using the above described historic VaR model, are as follows:

In millions of CHF	2007	2006
Commodity price	2	5

Capital risk management

The Group's capital management is driven by the impact on shareholders of the level of total capital employed. It is the Group's policy to maintain a sound capital base to support the continued development of its business.

The Board of Directors seeks to maintain a prudent balance between different components of the Group's capital. The ALMC monitors capital on the basis of operating cash flow as a percentage of net financial debt. Net financial debt is defined as current and non-current financial liabilities less liquid assets, as shown on the Consolidated balance sheet.

The operating cash flow-to-net financial debt ratio as at 31 December 2007 was 63.5% (2006: 106.4%).

The Group's subsidiaries have complied with local statutory capital requirements as appropriate.

20. Share capital of Nestlé S.A.

	2007	2006
Number of registered shares of nominal value CHF 1.– each	393 072 500	400 735 700
In millions of CHF	393	401

At the Annual General Meeting on 19 April 2007, the shareholders approved the cancellation of 7 663 200 shares. The share capital includes the nominal value of treasury shares (refer to Note 21).

21. Treasury shares

This item represents the treasury shares held:

Number of shares	Note	2007	2006
Purpose of holding			
Management option rights [a]		2 737 411	4 153 228
Restricted Stock Units [a]		1 077 126	764 886
Future Long-Term Incentive Plans		1 116 441	1 601 764
Warrants on Turbo bond issues of Nestlé Holdings Inc., USA	18	1 703 059	2 230 269
Share Buy-Back Programme		8 294 000	7 663 200
Trading		1 872 705	600 279
Total at 31 December		**16 800 742**	**17 013 626**

[a] The Group buys or transfers from existing treasury shares portfolios the number of shares necessary to satisfy all potential outstanding obligations under the Management Stock Option Plan (MSOP) and the Restricted Stock Unit Plan (RSUP) when the benefit is awarded and holds them until the maturity of the plan or the exercise of the rights/delivery of RSU.

In millions of CHF	2007	2006
Book value at 31 December	8 013	4 644
Market value at 31 December	8 736	7 367

22. Decrease/(increase) in working capital

Disregarding currency retranslations and effect of acquisitions and disposals.

In millions of CHF	2007	2006
Inventories	(1 001)	(43)
Trade receivables	(108)	(673)
Trade payables	968	1 183
Other current assets	(363)	(297)
Other current liabilities	586	178
	82	348

23. Acquisition of businesses

In millions of CHF	Gerber	Novartis Medical Nutrition	Other acquisitions	2007	2006
Fair value of net assets acquired					
Property, plant and equipment	327	98	108	533	407
Intangible assets	1 886	1 518	206	3 610	749
Other assets	2 282	579	204	3 065	287
Minority interests	–	–	(2)	(2)	(20)
Purchase of minority interests in existing participations	–	–	130	130	19
Financial liabilities	(13)	(51)	(14)	(78)	(275)
Employee benefits, deferred taxes and provisions	(1 050)	(49)	(26)	(1 125)	(299)
Other liabilities	(1 266)	(198)	(122)	(1 586)	(179)
	2 166	**1 897**	**484**	**4 547**	**689**
Goodwill	4 515	1 186	1 202 [a]	6 903	2 581
Total acquisition cost	**6 681**	**3 083**	**1 686**	**11 450**	**3 270**
Cash and cash equivalents acquired	(75)	(24)	(33)	(132)	(18)
Consideration payable	(80)	(50)	(2)	(132)	(151)
Payment of consideration payable on prior years acquisition	–	–	46	46	3 368
Cash outflow on acquisitions	**6 526**	**3 009**	**1 697**	**11 232**	**6 469**

[a] Of which CHF 1006 million (2006: CHF 1099 million) resulting from Alcon's acquisition of own shares to satisfy obligations under the stock option plan of Alcon employees and for shares buy-back programme.

Since the valuation of the assets and liabilities of businesses recently acquired is still in process, the above values are determined provisionally. The carrying amounts of assets and liabilities determined in accordance with IFRSs immediately before the combination do not differ significantly from those disclosed above except for internally generated intangible assets and goodwill which were not recognised. The goodwill represents elements that cannot be recognised as intangible assets such as synergies, complementary market share and competitive position.

The profit for the period of Gerber and Novartis Medical Nutrition included in the Consolidated Financial Statements amount to CHF 0.09 billion and CHF 0.05 billion. The Group's sales and profit for the period would have amounted to CHF 109.8 billion and CHF 10.9 billion if the acquisitions had been effective 1 January 2007.

24. Disposal of businesses

In millions of CHF	2007	2006
Net assets disposed of		
Property, plant and equipment	81	94
Goodwill and intangible assets	139	135
Other assets	297	128
Minority interests [a]	(29)	(155)
Financial liabilities	(18)	(59)
Employee benefits, deferred taxes and provisions	36	14
Other liabilities	(244)	(147)
	262	10
Profit/(loss) on current year disposals [a]	259	165
Total disposal consideration	521	175
Cash and cash equivalents disposed of	(30)	(16)
Consideration receivable	(41)	(33)
Receipt of consideration receivable on prior years disposal	6	321
Cash inflow on disposals	456	447

[a] Mainly resulting from the exercise of stock options by Alcon employees and related dilution on issuance of new shares

25. Discontinued operations and Assets held for sale and Liabilities directly associated with assets held for sale

Discontinued operations: Chilled dairy business in Europe

As announced on 15 December 2005, the Group has established with the French-based group Lactalis a new venture called Lactalis Nestlé Produits Frais (LNPF). Operating in the chilled dairy sector in Europe, LNPF started its activity as from 1 November 2006. The new organisation is managed by a board composed of senior executives from both groups, with Lactalis in a majority.

The European Commission approved the venture on 19 September 2006. As a result of discussions with the latter, the fresh cheese activities in Italy, under the MIO brand, have not been transferred to LNPF, but have been classified within the Nutrition segment.

As at 31 December 2005, the assets and liabilities of the Group's European Chilled dairy business were classified as a disposal group in Assets held for sale and Liabilities directly associated with assets held for sale. As at 1 November 2006, they were transferred to LNPF. The Group's interest in LNPF (40%) qualifies as an investment in associates. This investment has initially been recognised at a cost of CHF 434 million. The difference between this amount and the carrying amount of the net assets transferred has been recognised as a profit to the extent the transaction was realised with Lactalis.

As the assets and liabilities related to the Group's European Chilled dairy business were exchanged with shares in our associate LNPF, the transfer did not generate any cash movement.

The result and the cash flow of the discontinued operations until 31 October 2006 are as follows:

In millions of CHF	2006
Sales	1 678
Expenses	(1 642)
EBIT Earnings Before Interest, Taxes, restructuring and impairments	**36**
Net other income/(expenses)	(12)
Profit/(loss) from activities before taxes	**24**
Taxes	(8)
Net profit/(loss) from activities	**16**
Profit/(loss) on disposal of assets and liabilities before taxes	19
Taxes	39
Net profit/(loss) on disposal of assets and liabilities constituting the discontinued operations	**58**
Net profit/(loss) on discontinued operations	**74**
Earnings per share from discontinued operations (in CHF)	
Basic earnings per share	0.19
Fully diluted earnings per share	0.19
Cash flow statement from discontinued operations	
Operating cash flow	10
Cash flow from investing activities	(15)

Assets held for sale and Liabilities directly associated with assets held for sale

In millions of CHF	2007	2006
Property, plant and equipment	10	57
Financial assets	2	–
Net working capital	5	17
Employee benefits, deferred taxes and provisions	(2)	–
Net assets held for sale	**15**	**74**
Reflected in the balance sheet as follows:		
Assets held for sale	22	74
Liabilities directly associated with assets held for sale	(7)	–
Net assets held for sale	**15**	**74**

26. Dividends

Dividends payable are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 10 April 2008, the following dividend in respect of 2007 will be proposed:

Dividend per share	CHF 12.20
resulting in a total dividend of [a]	CHF 4 690 888 105.–

[a] Number of shares with right to dividend: see Financial Statements of Nestlé S.A.

The Financial Statements for the year ended 31 December 2007 do not reflect this proposed distribution, which will be treated as an appropriation of profit in the year ending 31 December 2008.

27. Commitments for expenditure on property, plant and equipment and financial assets

At 31 December 2007, the Group was committed to expenditure amounting to CHF 497 million (2006: CHF 482 million).

28. Lease commitments

Operating leases

In millions of CHF	2007	2006
	Minimum lease payments	
	Future value	
Within one year	559	480
In the second year	425	389
In the third to the fifth year inclusive	859	702
After the fifth year	571	555
	2 414	2 126

Finance leases

In millions of CHF	2007		2006	
	Minimum lease payments			
	Present value	Future value	Present value	Future value
Within one year	78	88	78	87
In the second year	100	120	81	97
In the third to the fifth year inclusive	146	208	166	229
After the fifth year	122	264	159	331
	446	680	484	744

The difference between the future value of the minimum lease payments and their present value represents the discount on the lease obligations.

29. Transactions with related parties

Remuneration of the Board of Directors and the Executive Board

Board of Directors

Members of the Board of Directors received an annual compensation that varied with the Board and the Committee responsibilities as follows:

Board members CHF 280 000; members of the Chairman's and Corporate Governance Committee additional CHF 200 000; members of the Compensation and Nomination Committee additional CHF 50 000 (Chair CHF 150 000); members of the Audit Committee additional CHF 100 000 (Chair CHF 150 000).

Half of the compensation was paid through the granting of Nestlé S.A. shares at the ex-dividend closing price on the day of payment of the dividend. These shares are subject to a two-year blocking period.

Members of the Board of Directors also received an annual expense allowance of CHF 15 000 each. This allowance covers travel and hotel accommodation in Switzerland, as well as sundry out-of-pocket expenses. For Board members from outside Europe, the Company reimburses additionally the airline tickets. When the Board meets outside of Switzerland, all expenses are borne and paid directly by the Company.

The Chairman/CEO was in addition entitled to a salary, a bonus, share options and restricted stock units.

Executive Board

The total annual remuneration of the members of the Executive Board comprised a salary, sundry allowances, a bonus (based on the individual's performance and the achievement of the Group's objectives), share options and restricted stock units. Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last ten trading days of January of the year of allocation. These shares are subject to a three-year blocking period.

		2007		2006
	Number	CHF millions	Number	CHF millions
Board of Directors				
Remuneration cash		3		3
Shares	5 875	3	7 463	3
Executive Board				
Remuneration cash		15		14
Bonus		6		6
Shares	24 517	10	23 260	9
Options [a]	115 500	8	104 475	6
Restricted Stock Units [a]	24 250	11	25 020	9
Pension contributions		5		4

[a] Both options and restricted stock units are equity-settled share-based payment transactions whose cost is recognised over the vesting period.

Other transactions with related parties

Nestlé Capital Management Ltd, one of the Group's subsidiaries, is an asset manager authorised and regulated by the Financial Services Authority, United Kingdom. As from 2007, it is engaged to manage some of the assets of the Group's pension funds. In this function, it executes trading and investment transactions on behalf of these pension funds directly or for the Robusta Funds. The fees received in 2007 for those activities amounted to CHF 13 million (2006: none). The assets under direct management represented an amount of CHF 8.4 billion at 31 December 2007 (2006: none).

In addition, Robusta Asset Management Ltd (RAML), another Group's subsidiary, is in charge of selecting and monitoring investment managers for the Robusta Funds pension investment vehicles. No fees are charged by RAML for this activity. The assets under supervision of RAML, including assets under direct management of Nestlé Capital Management Ltd (CHF 6.3 billion), amounted to CHF 10.6 billion at 31 December 2007 (2006: none).

Furthermore, throughout 2007, no director had a personal interest in any transaction of significance for the business of the Group.

30. Guarantees

The Group has no significant guarantees given to third parties.

31. Contingent assets and liabilities

The Group is exposed to contingent liabilities amounting to CHF 1016 million (2006: CHF 957 million) representing various potential litigations (CHF 956 million) and other items (CHF 60 million).

Contingent assets for litigation claims in favour of the Group amount to CHF 252 million (2006: CHF 267 million).

32. Events after the balance sheet date

Litigation in the Confectionery business

Nestlé Canada and other market participants in Canada are subject to an investigation in the Confectionery business by the Competition Authorities. Two class actions have been lodged against Nestlé Canada.
In the United States, the Department of Justice is also gathering information. As of 20 February 2008, several class actions have been lodged against Nestlé USA and other Nestlé companies.
In the European Union, the Directorate General for Competition has sent out an information request on the Confectionery business.
In Germany, Nestlé Germany and other market participants are also being investigated by the Federal Cartel Authorities.

It is premature at this stage to make any estimation on the possible outcome on any of these investigations and to estimate monetary consequences, as there are a number of variables that Group Management is not aware of.

Other subsequent events

At 20 February 2008, date of approval of the Financial Statements by the Board of Directors, the Group had no subsequent adjusting events that warrant a modification of the value of the assets and liabilities or an additional disclosure.

33. Group companies

The list of companies appears in the section Companies of the Nestlé Group.

Report of the Group auditors

to the General Meeting of Nestlé S.A.

As Group auditors we have audited the Consolidated Financial Statements (balance sheet, income statement, cash flow statement, statement of recognised income and expense and changes of equity and annex) of the Nestlé Group for the year ended 31 December 2007.

These Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, and with International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall Consolidated Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position, the net profit and cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Mark Baillache
Auditor in charge

Stéphane Gard

London and Zurich, 20 February 2008

Financial information – five year review

In millions of CHF (except for per share data and personnel)	2007		2006
Results			
Sales	107 552		98 458
EBIT Earnings Before Interest, Taxes, restructuring and impairments	15 024		13 302
as % of sales	*14.0%*		*13.5%*
Taxes	3 416		3 293
Profit for the period attributable to shareholders of the parent (Net profit)	10 649		9 197
as % of sales	*9.9%*		*9.3%*
as % of average equity attributable to shareholders of the parent	*20.7%*		*18.7%*
Total amount of dividend	4 691	(c)	4 004
Depreciation of property, plant and equipment	2 620		2 581
as % of sales	*2.4%*		*2.6%*
Balance sheet and Cash flow statement			
Current assets	35 770		35 305
of which liquid assets	9 496		11 475
Non-current assets	78 889		66 500
Total assets	114 659		101 805
Current liabilities	43 326		32 479
Non-current liabilities	17 099		16 478
Equity attributable to shareholders of the parent	52 085		50 991
Minority interests	2 149		1 857
Net financial debt	21 174		10 971
Operating cash flow	13 439		11 676
as % of net financial debt	*63.5%*		*106.4%*
Free cash flow [d]	8 231		7 018
Capital expenditure	4 971		4 200
as % of sales	*4.6%*		*4.3%*
Data per share			
Weighted average number of shares outstanding	382 880 947		384 801 089
Basic earnings per share from continuing operations	27.81		23.71
Basic earnings per share from discontinued operations	–		0.19
Equity attributable to shareholders of the parent	136.03		132.51
Dividend	12.20	(e)	10.40
Pay-out ratio based on Total basic earnings per share	43.9%	(e)	43.5%
Stock prices (high)	553.50		448.30
Stock prices (low)	426.50		355.00
Yield [f]	2.2/2.9	(e)	2.3/2.9
Market capitalisation	**195 661**		**166 152**
Number of personnel (in thousands)	**276**		**265**

[a] 2005 comparatives restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease, as well as the decision to transfer the fresh cheese activities in Italy to Nestlé Nutrition.
[b] 2004 comparatives restated following first application of IFRS 2 Share-based Payment and for the discontinued operation following the announcement made in December 2005 for the Chilled dairy activities in Europe.
[c] As proposed by the Board of Directors of Nestlé S.A.. This amount includes dividends payable in respect of shares with right to dividend at the balance sheet date (CHF 4591 million) as well as those potentially payable on the shares covering options and shares held for trading purposes (CHF 100 million).

2005 [a]	2004 [b]	2003	
			Results
91 115	84 690	87 979	Sales
11 876	10 760	11 006	EBIT Earnings Before Interest, Taxes, restructuring and impairments
13.0%	*12.7%*	*12.5%*	*as % of sales*
2 647	2 404	2 307	Taxes
8 081	6 621	6 213	Profit for the period attributable to shareholders of the parent (Net profit)
8.9%	*7.8%*	*7.1%*	*as % of sales*
18.6%	*17.4%*	*17.3%*	*as % of average equity attributable to shareholders of the parent*
3 471	3 114	2 800	Total amount of dividend
2 382	2 454	2 408	Depreciation of property, plant and equipment
2.6%	*2.9%*	*2.7%*	*as % of sales*
			Balance sheet and Cash flow statement
41 765	35 285	36 233	Current assets
17 393	15 282	15 128	of which liquid assets
60 953	51 832	53 328	Non-current assets
102 718	87 117	89 561	Total assets
35 854	29 075	30 365	Current liabilities
17 796	17 743	21 373	Non-current liabilities
47 498	39 236	36 880	Equity attributable to shareholders of the parent
1 570	1 063	943	Minority interests
9 725	10 171	14 355	Net financial debt
10 205	10 412	10 125	Operating cash flow
104.9%	*102.4%*	*70.5%*	*as % of net financial debt*
6 557	6 640	6 361	Free cash flow [d]
3 375	3 260	3 337	Capital expenditure
3.7%	*3.8%*	*3.8%*	*as % of sales*
			Data per share
388 812 564	388 449 957	387 018 429	Weighted average number of shares outstanding
20.82	16.97	16.05	Basic earnings per share from continuing operations
(0.04)	0.07	–	Basic earnings per share from discontinued operations
122.16	101.01	95.29	Equity attributable to shareholders of the parent
9.00	8.00	7.20	Dividend
43.3%	46.9%	44.8%	Pay-out ratio based on Total basic earnings per share
404.30	346.00	314.50	Stock prices (high)
298.30	276.00	233.30	Stock prices (low)
2.2/3.0	2.3/2.9	2.3/3.1	Yield [f]
152 576	**115 237**	**119 876**	**Market capitalisation**
250	**244**	**253**	**Number of personnel (in thousands)**

[d] Operating cash flow less capital expenditure, disposal of tangible assets, purchase and disposal of intangible assets, movements with associates as well as with minority interests.
[e] As proposed by the Board of Directors of Nestlé S.A..
[f] Calculated on the basis of the dividend for the year concerned but which is paid in the following year.

Companies of the Nestlé Group

Operating companies

Principal affiliated [a] and associated companies which operate in the Food and Beverages business, with the exception of those marked with an asterisk * which are engaged in the pharmaceutical activities and with an ° which are engaged in the health and beauty activities.

[a] In the context of the SWX Swiss Exchange Directive on Information relating to Corporate Governance, the disclosure criteria are as follows:
- Operating companies are disclosed if their sales exceed CHF 10 million or equivalent;
- Financial companies are disclosed if either their equity exceed CHF 10 million or equivalent and/or the total balance sheet is higher than CHF 50 million or equivalent.

Countries within the continents are listed according to the alphabetical order of the country names.
% capital shareholding corresponds to voting powers unless stated otherwise.

All companies listed below are fully consolidated unless stated otherwise.

1) Affiliated companies for which the method of proportionate consolidation is used.

2) Principal associated companies for which the equity method is used.

Δ Companies listed on the stock exchange

◊ Sub-holding, financial and property companies

Companies		City	% capital shareholdings	Currency	Capital
Europe					
Austria					
Alcon Ophthalmika GmbH*		Wien	77.4%	EUR	36 336.42
C.P.A. Cereal Partners Handelsgesellschaft M.B.H. & Co. OHG	1)	Wien	50%	EUR	145 345.64
Nespresso Österreich GmbH & Co. OHG		Wien	100%	EUR	35 000.00
Nestlé Austria Holding GmbH	◊	Wien	100%	EUR	7 270 000.00
Nestlé Österreich GmbH		Wien	100%	EUR	3 000 000.00
Novartis Nutrition GmbH		Wien	100%	EUR	364 000.00
Schöller Lebensmittel GmbH		Wien	100%	EUR	7 231 000.00
Belgium					
Centre de Coordination Nestlé S.A.	◊	Bruxelles	100%	EUR	7 596 391 600.00
Davigel Belgilux S.A.		Bruxelles	100%	EUR	1 487 361.15
N.V. Alcon Coordination Center*	◊	Puurs	77.4%	EUR	415 000 000.00
Nespresso Belgique S.A.		Bruxelles	100%	EUR	550 000.00
Nestlé Belgilux S.A.		Bruxelles	100%	EUR	8 924 200.00
Nestlé Catering Services N.V.		Bruxelles	100%	EUR	10 535 500.00
Nestlé European Information Technology Operations (ITOC) Center S.A.		Bruxelles	100%	EUR	62 000.00
Nestlé Purina PetCare Belgilux SPRL		Bruxelles	100%	EUR	2 961 854.76
Nestlé Waters Benelux S.A.		Etalle	100%	EUR	19 924 000.00
S.A. Alcon-Couvreur N.V.*		Puurs	77.4%	EUR	4 491 830.67
Bosnia and Herzegovina					
Nestlé Ice Cream B&H d.o.o. Bijeljina		Bijeljina	100%	BAM	2 432 357.00
Nestlé Adriatic BH d.o.o.		Sarajevo	100%	BAM	2 000.00

Companies		City	% capital shareholdings	Currency	Capital
Bulgaria					
Alcon Bulgaria EOOD*		Sofia	77.4%	BGN	850 000.00
Nestlé Ice Cream Bulgaria S.A.		Sofia	75.8%	BGN	37 524 118.00
Nestlé Bulgaria A.D.		Sofia	100%	BGN	8 786 941.00
Croatia					
Nestlé Adriatic doo		Zagreb	100%	HRK	14 685 500.00
Czech Republic					
Cereal Partners Czech Republic	1)	Praha	50%	CZK	23 100 000.00
Nestlé Cesko s.r.o.		Praha	100%	CZK	1 154 000 000.00
Nestlé Zmrzlina CR, spol. s.r.o.		Praha	100%	CZK	35 209 000.00
Denmark					
Alcon Danmark A/S*		Rodovre	77.4%	DKK	500 000.00
Food Specialities A/S		Esbjerg	100%	DKK	15 000 000.00
Hjem-IS Europa A/S	◊	Esbjerg	100%	DKK	17 235 000.00
Nestlé Danmark A/S		Copenhagen	100%	DKK	42 000 000.00
Nestlé Danmark Holding A/S	◊	Copenhagen	100%	DKK	203 015 000.00
Finland					
Alcon Finland Oy*		Vantaa	77.4%	EUR	84 093.96
Kotijäätelö Oy		Helsinki	100%	EUR	500 000.00
Suomen Nestlé Oy		Helsinki	100%	EUR	3 363 758.53
France					
Cereal Partners France	1)	Noisiel	50%	EUR	3 000 000.00
Davigel S.A.S.		Dieppe	100%	EUR	7 681 250.00
Eau Minérale Naturelle de Plancoët «Source Sassay» S.A.S.		Plancoët	100%	EUR	430 028.00
Galderma International SAS°	1)	Courbevoie	50%	EUR	931 905.00
Herta S.A.S.		Noisiel	100%	EUR	12 908 610.00
Houdebine S.A.S.		Pontivy	50%	EUR	726 000.00
Δ L'Oréal S.A.°	2)	Paris	30%	EUR	127 923 282.00
Listed on the Paris stock exchange, market capitalisation EUR 60.5 billion, quotation code (ISIN) FR0000120321					
Laboratoires Alcon S.A.*		Rueil-Malmaison	77.4%	EUR	12 579 102.00
Laboratoires Innéov SNC°	1)	Asnières	50%	EUR	500 000.00
Lactalis Nestlé Produits Frais SAS	2)	Laval	40%	EUR	69 208 831.78
Nespresso France S.A.S.		Paris	100%	EUR	1 360 000.00
Nestlé Clinical Nutrition France S.A.S.		Noisiel	100%	EUR	57 943 072.00
Nestlé Entreprises SAS	◊	Noisiel	100%	EUR	739 559 392.00
Nestlé Finance France S.A.	◊	Noisiel	100%	EUR	440 000.00
Nestlé France S.A.S.		Noisiel	100%	EUR	129 130 560.00
Nestlé Grand Froid S.A.		Noisiel	100%	EUR	6 674 000.00
Nestlé HomeCare S.A.S.		Noisiel	100%	EUR	1 077 860.00
Nestlé Purina PetCare France S.A.S.		Rueil-Malmaison	100%	EUR	21 091 872.00
Nestlé Waters Direct France S.A.S.		Rungis	100%	EUR	8 864 000.00
Nestlé Waters France S.A.S.	◊	Issy-les-Moulineaux	100%	EUR	44 856 149.00

Companies		City	% capital shareholdings	Currency	Capital
France (continued)					
Nestlé Waters Marketing & Distribution		Issy-les-Moulineaux	100%	EUR	26 740 940.00
Nestlé Waters SAS	◊	Issy-les-Moulineaux	100%	EUR	154 893 080.00
Nestlé Waters Supply Centre		Issy-les-Moulineaux	100%	EUR	2 577 000.00
Nestlé Waters Supply Est		Issy-les-Moulineaux	100%	EUR	17 539 660.00
Nestlé Waters Supply Sud		Issy-les-Moulineaux	100%	EUR	8 130 105.17
S.A. des Eaux Minérales de Ribeauvillé		Ribeauvillé	100%	EUR	846 595.13
Schöller Glaces et Desserts S.A.S.		Vitry-sur-Seine	100%	EUR	104 400.00
Société de Bouchages Emballages Conditionnement Moderne	2)	Lavardac	50%	EUR	10 200 000.00
Société Financière Menier	◊	Noisiel	100%	EUR	53 964 945.00
Société Française des Eaux Régionales	◊	Issy-les-Moulineaux	100%	EUR	1 490 098.00
Société Immobilière de Noisiel	◊	Noisiel	100%	EUR	22 753 550.00
Société Industrielle de Transformation de Produits Agricoles «SITPA» S.A.S.		Dijon	100%	EUR	9 718 000.00
Germany					
Alcon Pharma GmbH*		Freiburg/Breisgau	77.4%	EUR	511 291.88
Alois Dallmayr Kaffee OHG	2)	München	25%	EUR	10 250 000.00
C.P.D. Cereal Partners Deutschland GmbH & Co. OHG	1)	Frankfurt am Main	50%	EUR	511 291.88
Distributa Gesellschaft für Lebensmittel-Logistik mbH		Wildau	70%	EUR	515 000.00
Erlenbacher Backwaren GmbH		Gross-Gerau	100%	EUR	2 582 024.00
FUCATUS Vermietungsgesellschaft mbH & Co. Objekt Mainz OHG		Düsseldorf	100%	EUR	71 785.39
Galderma Laboratorium GmbH°	1)	Düsseldorf	50%	EUR	800 000.00
Geti Wilba GmbH & Co. KG		Bremervörde	100%	EUR	6 135 502.57
Gut Adlersreuth Wildspezialitäten GmbH & Co. KG		Oberreute	100%	EUR	511 291.88
Herta GmbH		Herten	100%	EUR	51 129.19
Nespresso Deutschland GmbH		Düsseldorf	100%	EUR	25 000.00
Nestlé Deutschland AG		Frankfurt am Main	100%	EUR	214 266 628.49
Nestlé Purina PetCare Deutschland GmbH		Euskirchen	100%	EUR	30 000.00
Nestlé Schöller GmbH & Co. KG		Nürnberg	100%	EUR	60 000 000.00
Nestlé Schöller Produktions GmbH		Nürnberg	100%	EUR	30 000.00
Nestlé Unternehmungen Deutschland GmbH	◊	Frankfurt am Main	100%	EUR	1 000 000.00
Nestlé Versorgungskasse GmbH	◊	Frankfurt am Main	100%	EUR	60 000.00
Nestlé Waters Deutschland AG		Mainz	100%	EUR	10 566 000.00
Nestlé Waters Direct Deutschland GmbH		Neuss	100%	EUR	31 000.00
Novartis Nutrition GmbH		München	100%	EUR	23 520 000.00
PowerBar Europe GmbH		München	100%	EUR	25 000.00
Schöller Holding GmbH & Co KG	◊	Nürnberg	100%	EUR	167 669 861.39
Trinks GmbH	2)	Goslar	49%	EUR	2 360 000.00
Trinks Süd GmbH	2)	München	49%	EUR	260 000.00
Wagner Tiefkühlprodukte GmbH		Nonnweiler	49%	EUR	511 291.88
Nestlé acquired control, further financial investments subject to regulatory review.					
Δ WaveLight AG*		Erlangen	59.9%	EUR	6 577 026.00
Listed on the Xetra stock exchange, market capitalisation EUR 0.1 billion, quotation code (ISIN) DE0005125603					
WCO Kinderkost GmbH Conow		Conow	100%	EUR	26 000.00

Companies	City	% capital shareholdings	Currency	Capital
Greece				
Alcon Laboratories Hellas Commercial and Industrial S.A.*	Maroussi	77.4%	EUR	1 657 189.05
C.P. Hellas E.E.I.G.	1) Maroussi	50%	EUR	146 735.14
Nestlé Hellas Ice Cream S.A.	Tavros-Attica	100%	EUR	12 655 458.00
Nestlé Hellas S.A.	Maroussi	100%	EUR	18 656 726.00
Hungary				
Alcon Hungary Pharmaceuticals Trading LLC*	Budapest	77.4%	HUF	75 000 000.00
Cereal Partners Hungária Kft.	1) Budapest	50%	HUF	22 000 000.00
Kékkúti Ásványvíz Rt.	Budapest	100%	HUF	238 326 000.00
Nestlé Hungária Kft.	Budapest	100%	HUF	6 000 000 000.00
Nestlé Ice Cream Hungária Kft.	Törökbálint	100%	HUF	3 762 470 000.00
Italy				
Acqua Claudia S.r.l.	Milano	99.6%	EUR	7 910 000.00
Alcon Italia S.p.A.*	Milano	77.4%	EUR	1 300 000.00
Fastlog S.p.A.	Milano	99.6%	EUR	154 935.00
Galderma Italia S.p.A.°	1) Milano	50%	EUR	112 000.00
Koiné S.p.A.	Madone (Bergamo)	50.9%	EUR	258 230.00
Nespresso Italiana S.p.A.	Milano	100%	EUR	250 000.00
Nestlé Italiana S.p.A.	Milano	100%	EUR	25 582 492.00
Nestlé Purina PetCare Italia S.p.A.	Milano	100%	EUR	10 000 000.00
Nestlé Vera s.r.l.	Castronovo di Sicilia, Palermo	99.6%	EUR	5 000 000.00
Novartis Medical Nutrition s.r.l.	Varese	100%	EUR	2 000 000.00
Sanpellegrino S.p.A.	Milano	99.6%	EUR	58 742 145.00
Kazakhstan				
Nestle Food Kazakhstan LLP	Almaty	100%	KZT	91 900.00
Lithuania				
UAB "Nestlé Baltics"	Vilnius	100%	LTL	110 000.00
Luxemburg				
Balkan Ice Cream Holding S.A.	◊ Luxemburg	100%	EUR	52 425 000.00
Compagnie Financière du Haut-Rhin	◊ Luxemburg	100%	EUR	105 200 000.00
Nestlé Waters Powwow European Investments Sàrl	◊ Luxemburg	100%	EUR	12 525.00
NTC-Europe S.A.	◊ Luxemburg	100%	EUR	3 565 000.00
Macedonia				
Nestlé Ice Cream A.D. Skopje	Skopje	100%	MKD	100 301 200.00
Nestlé Adriatik Makedonija d.o.o.e.l.	Skopje-Karpos	100%	MKD	306 700.00
Malta				
Nestlé Malta Ltd	Lija	100%	MTL	50 000.00

Companies		City	% capital shareholdings	Currency	Capital
Netherlands					
Alcon Nederland B.V.*		Gorinchem	77.4%	EUR	18 151.21
East Springs International N.V.	◊	Amsterdam	100%	EUR	25 370 000.00
Maître Paul B.V.		Tilburg	100%	EUR	4 991 582.38
Nespresso Nederland B.V.		Amsterdam	100%	EUR	680 670.32
Nestlé Nederland B.V.		Amsterdam	100%	EUR	68 067 032.41
Nestlé Purina PetCare Nederland B.V.		Zwijndrecht	100%	EUR	18 152.00
Nestlé Waters Direct Netherlands B.V.		Zoetermeer	100%	EUR	1 606 430.00
Norway					
A/S Nestlé Norge		Sandvika	100%	NOK	81 250 000.00
Alcon Norge AS*		Sandvika	77.4%	NOK	100 000.00
Hjem-IS A/S		Oslo	100%	NOK	2 250 000.00
Poland					
Alcon Polska Sp. z o.o.*		Warszawa	77.4%	PLN	750 000.00
Cereal Partners Poland Torun-Pacific Sp. z o.o.	1)	Torun	50%	PLN	14 572 838.00
Nestlé Polska S.A.		Warszawa	100%	PLN	50 000 000.00
Nestlé Waters Polska S.A.		Warszawa	100%	PLN	46 100 000.00
Z.L. Uzdrowisko Naleczów S.A.		Naleczów	99.9%	PLN	10 634 160.00
Alima-Gerber S.A.		Warszawa	100%	PLN	57 075 370.00
Portugal					
Alcon Portugal-Produtos e Equipamentos Oftalmologicos, Ltda.*		Paço d'Arcos	77.4%	EUR	4 500 000.00
Cereal Associados Portugal A.E.I.E.	1)	Oeiras	50%	EUR	99 759.58
Nestlé Portugal S.A.		Linda-a-Velha	100%	EUR	30 000 000.00
Nestlé Waters Direct Portugal - Comérico e Distribuicao de Produtos Alimentares S.A.		S. João da Talha	100%	EUR	1 000 000.00
Nestlé Waters Portugal S.A.		Porto Salvo	100%	EUR	3 500 000.00
Prolacto-Lacticinios de Sao Miguel S.A.		Ponta Delgada	100%	EUR	700 000.00
Republic of Ireland					
Nestlé (Ireland) Ltd		Dublin	100%	EUR	3 530 600.00
Romania					
Alcon Romania SRL*		Bucharest	77.4%	RON	3 291 000.00
Nestlé Ice Cream Romania S.R.L.		Clinceni	100%	RON	49 547 943.00
Nestlé Romania SRL		Bucharest	100%	RON	30 783 700.00
Russia					
Alcon Farmacevtika LLC*		Moscow	77.4%	RUB	44 055 000.00
Aqua Star LLC		Kostroma	100%	RUB	100 583 571.12
Cereal Partners Trading, LLC	1)	Moscow	50%	RUB	5 000 000.00
Cereals Partners LLC	1)	Perm	50%	RUB	15 420 000.00
Nestlé Food LLC		Moscow	100%	RUB	1 538 507 372.00
Nestlé Kuban, LLC		Timashevsk	100%	RUB	48 675.00
Nestle Rossiya		Moscow	100%	RUB	668 380 775.77

Companies		City	% capital shareholdings	Currency	Capital
Russia (continued)					
Nestlé Watercoolers Service		Moscow	100%	RUB	20 372 925.50
OJSC "Confectionery Union Rossiya"		Samara	100%	RUB	49 350 000.00
OJSC Confectionery Firm "Altai"		Barnaul	100%	RUB	167 000.00
Schöller Eiscrem GmbH		Moscow	100%	RUB	750 217.00
Serbia					
Nestlé Ice Cream Srbija A.D. Beograd		Belgrade	99.1%	RSD	2 097 324 193.00
Nestlé Adriatic Foods doo		Belgrade	100%	RSD	52 022 596.00
Slovakia					
Nestlé Slovensko s.r.o.		Bratislava	100%	SKK	400 000 000.00
Spain					
Alcon Cusi S.A.*		El Masnou (Barcelona)	77.4%	EUR	11 599 783.00
Aquarel Iberica S.A.		Barcelona	100%	EUR	300 506.05
Cereal Partners España A.E.I.E.	1)	Esplugues de Llobregat (Barcelona)	50%	EUR	120 212.42
Davigel España S.A.		Sant Just Desvern (Barcelona)	100%	EUR	984 000.00
Helados y Postres S.A.		Vitoria	100%	EUR	140 563 200.00
Innéov España S.A.°	1)	Madrid	50%	EUR	120 000.00
Laboratorios Galderma S.A.°	1)	Madrid	50%	EUR	432 480.00
Nestlé España S.A.		Esplugues de Llobregat (Barcelona)	100%	EUR	100 000 000.00
Nestle Healthcare Nutrition, S.A.		Esplugues de Llobregat (Barcelona)	100%	EUR	300 000.00
Nestlé PetCare España S.A.		Castellbisbal (Barcelona)	100%	EUR	12 000 000.00
Nestlé Waters España S.A.		Barcelona	100%	EUR	11 000 000.00
Productos del Café S.A.		Reus (Tarragona)	100%	EUR	6 600 000.00
Sweden					
Alcon Sverige AB*		Bromma	77.4%	SEK	100 000.00
Galderma Nordic AB°	1)	Bromma	50%	SEK	63 400 000.00
Hemglass AB		Strängnäs	100%	SEK	14 000 000.00
Jede AB		Mariestad	100%	SEK	7 000 000.00
Nestlé Sverige AB		Helsingborg	100%	SEK	20 000 000.00
Novartis Medical Nutrition (Sweden) AB		Tåby	100%	SEK	100 000.00
Svenska Glasskiosken AB		Kristiansstad	100%	SEK	3 000 000.00
Switzerland					
Alcon Credit Corporation*	◊	Hünenberg	77.4%	CHF	1 000 000.00
Δ Alcon Inc.*	◊	Hünenberg	77.4%	CHF	63 468 796.40
Listed on the New York stock exchange, market capitalisation USD 42.6 billion, quotation code (ISIN) CH0013826497					
Alcon Pharmaceuticals Ltd*		Hünenberg	77.4%	CHF	100 000.00
Belté Schweiz AG		Urdorf	99.6%	CHF	3 100 000.00
Beverage Partners Worldwide (Europe) AG	1)	Urdorf	50%	CHF	2 000 000.00
Beverage Partners Worldwide S.A.	1) ◊	Urdorf	50%	CHF	14 000 000.00
CP Suisse	1)	Vevey	50%	CHF	0.00
CPW Operations Sàrl	1)	Prilly	50%	CHF	20 000.00
Entreprises Maggi S.A.	◊	Cham	100%	CHF	100 000.00

Companies		City	% capital shareholdings	Currency	Capital
Switzerland (continued)					
Galderma Pharma S.A.°	1) ◊	Lausanne	50%	CHF	48 900 000.00
Galderma S.A.°	1)	Cham	50%	CHF	100 000.00
Life Ventures S.A.	◊	La Tour-de-Peilz	100%	CHF	30 000 000.00
Nestlé Business Services S.A.	◊	Bussigny-près-Lausanne	100%	CHF	100 000.00
Nestlé Finance S.A.	◊	Cham	100%	CHF	30 000 000.00
Nestlé International Travel Retail S.A.		Châtel-St-Denis	100%	CHF	3 514 000.00
Nestlé Nespresso S.A.		Paudex	100%	CHF	2 000 000.00
Nestlé Suisse S.A.		Vevey	100%	CHF	250 000.00
Nestlé Waters (Suisse) S.A.		Gland	100%	CHF	1 200 000.00
Nestrade - Nestlé World Trade Corporation		La Tour-de-Peilz	100%	CHF	6 500 000.00
NTC-Latin America S.A.	◊	Cham	100%	CHF	500 000.00
Nutrition-Wellness Venture AG	◊	Zürich	100%	CHF	100 000.00
Rive-Reine S.A.	◊	La Tour-de-Peilz	100%	CHF	2 000 000.00
S.I. En Bergère Vevey S.A.	◊	Vevey	100%	CHF	19 500 000.00
Société des Produits Nestlé S.A.		Vevey	100%	CHF	54 750 000.00
Sofinol S.A.		Manno	100%	CHF	3 000 000.00
Sources Minérales Henniez S.A.		Henniez	99.6%	CHF	5 000 000.00
Turkey					
Alcon Laboratuvarlari Ticaret A.S.*		Istanbul	77.4%	TRY	25 169 000.00
Cereal Partners Gida Ticaret Limited Sirketi	1)	Istanbul	50%	TRY	20 000.00
Erikli Dagitim ve Pazarlama A.S.		Istanbul	60%	TRY	3 849 975.00
Erikli Su Ve Mesrubat Sanayi Ticaret A.S.		Istanbul	60%	TRY	1 000.00
Nestlé Turkiye Gida Sanayi A.S.		Istanbul	99.9%	TRY	35 000 000.00
Nestlé Waters Gida Ve Mesrubat Sanayi Ticaret A.S.		Istanbul	95%	TRY	8 000 000.00
Ukraine					
JSC "Lviv Confectionery Firm Svitoch"		Lviv	96.9%	UAH	88 111 060.00
LLC Nestlé Ukraine		Kyiv	100%	USD	150 000.00
OJSC Volynholding		Torchyn	100%	UAH	100 000.00
United Kingdom					
Alcon Laboratories (UK) Ltd*		Hemel Hempstead	77.4%	GBP	3 100 000.00
Buxton Mineral Water Ltd		Rickmansworth	100%	GBP	14 000 000.00
Cereal Partners U.K.	1)	Welwyn Garden	50%	GBP	0.00
Galderma (U.K.) Ltd°	1)	Watford	50%	GBP	1 500 000.00
Nespresso UK Ltd		Croydon	100%	GBP	275 000.00
Nestec York Ltd		York	100%	GBP	500 000.00
Nestlé Holdings (U.K.) PLC	◊	Croydon	100%	GBP	77 940 000.00
Nestlé Purina Investments (U.K.) Ltd	◊	New Malden	100%	GBP	2.00
Nestlé Purina PetCare (UK) Ltd		New Malden	100%	GBP	24 000 000.00
Nestlé UK Ltd		Croydon	100%	GBP	130 000 000.00
Nestlé Watercoolers UK Ltd		Rickmansworth	100%	GBP	3 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
United Kingdom (continued)					
Nestlé Waters Powwow (U.K.) Holdings Ltd	◊	Croydon	100%	GBP	6 500 002.00
Nestlé Waters Powwow Ltd		Croydon	100%	GBP	640.00
Nestlé Waters UK Ltd		Rickmansworth	100%	GBP	14 000 000.00
Raw Products Ltd		Croydon	100%	GBP	200 000.00
Schöller Ice-Cream Ltd		Guildford	100%	GBP	1 584 626.00
Uzbekistan					
Nestlé Uzbekistan MChJ		Namangan	98%	USD	32 200 000.00

	Companies	City	% capital shareholdings	Currency	Capital
Africa					
Angola					
	Nestlé Angola Lda	Luanda	100%	USD	300 000.00
Cameroon					
	Nestlé Cameroun	Douala	100%	XAF	650 000 000.00
Egypt					
	Nestlé Egypt S.A.E.	Cairo	100%	EGP	80 722 000.00
	Nestlé Waters Egypt S.A.E.	Cairo	99.7%	EGP	61 250 000.00
	Nestlé Waters Distribution S.A.E.	Cairo	51%	EGP	15 200 000.00
Gabon					
	Nestlé Gabon	Libreville	90%	XAF	344 000 000.00
Ghana					
	Nestlé Central & West Africa Ltd	Accra	100%	USD	50 000.00
	Nestlé Ghana Ltd	Accra	76%	GHS	100 000.00
Guinea					
	Nestlé Guinée S.A.	Conakry	99%	GNF	3 424 000 000.00
Côte d'Ivoire					
Δ	Nestlé Côte d'Ivoire	Abidjan	86.5%	XOF	5 517 600 000.00
	Listed on the Abidjan stock exchange, market capitalisation XOF 73.3 billion, quotation code (ISIN) CI0009240728				
Kenya					
	Nestlé Foods Kenya Ltd	Nairobi	100%	KES	37 145 000.00
Mauritius					
	Nestlé's Products (Mauritius) Ltd	Port Louis	100%	BSD	71 500.00
	Nestlé South East Africa Trading Ltd	Port Louis	100%	USD	100.00
Morocco					
	Nestlé Maroc S.A.	El Jadida	94.5%	MAD	156 933 000.00
Mozambique					
	Nestlé Mozambique Limitada	Maputo	100%	MZM	4 000 000.00
Niger					
	Nestlé Niger	Niamey	75%	XOF	50 000 000.00
Nigeria					
Δ	Nestlé Nigeria PLC	Ilupeju-Lagos	62.3%	NGN	264 093 750.00
	Listed on the Lagos stock exchange, market capitalisation NGN 182.8 billion, quotation code (ISIN) NG00000NSTL3				
Senegal					
	Nestlé Sénégal	Dakar	100%	XOF	1 620 000 000.00

Companies	City	% capital shareholdings	Currency	Capital
South Africa				
Alcon Laboratories (South Africa) (Pty) Ltd*	Randburg	77.4%	ZAR	201 820.00
Nestlé (South Africa) (Pty) Ltd	Randburg	100%	ZAR	51 200 000.00
Nestlé Purina PetCare (South Africa) (Pty) Ltd	Randburg	100%	ZAR	1 000.00
Nestlé Waters (South Africa) (Pty) Ltd	Randburg	100%	ZAR	1 000.00
Tunisia				
Nestlé Tunisie	Tunis	59.2%	TND	8 438 280.00
Zimbabwe				
Nestlé Zimbabwe (Pvt) Ltd	Harare	100%	ZWD	7 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Americas					
Argentina					
Alcon Laboratorios Argentina S.A.*		Buenos Aires	77.4%	ARS	7 176 282.00
Dairy Partners Americas Argentina S.A.	1)	Buenos Aires	50%	ARS	98 800.00
Dairy Partners Americas Manufacturing Argentina S.A.	1)	Buenos Aires	50%	ARS	150 000.00
Eco de Los Andes S.A.		Buenos Aires	50.9%	ARS	45 400 285.00
Nestlé Argentina S.A.		Buenos Aires	100%	ARS	9 000 000.00
Union Sancor C.U.L./DPAA Union Transitoria de Empresas	2)	Buenos Aires	25%	ARS	1 000 000.00
Barbados					
Lacven Corporation	1) ◊	Barbados	50%	USD	65 179 195.00
Bermuda					
Centram Holdings Ltd	◊	Hamilton	100%	USD	12 000.00
DPA Manufacturing Holding Ltda	1) ◊	Hamilton	50%	USD	23 639 630.00
Trinity River Insurance Co. Ltd*	◊	Hamilton	77.4%	USD	120 000.00
Trinity River International Investments (Bermuda) Ltd*	◊	Hamilton	77.4%	USD	12 000.00
Bolivia					
Nestlé Bolivia S.A.		La Paz	100%	BOB	191 900.00
Brazil					
Alcon Laboratorios do Brasil Ltda.*		São Paulo	77.4%	BRL	7 729 167.00
Chocolates Garoto S.A.		Vila Velha-ES	100%	BRL	160 620 000.00
CPW Brasil Ltda.	1)	Cacapava/São Paulo	50%	BRL	7 885 520.00
Dairy Partners Americas Brazil Ltda.	1)	São Paulo	50%	BRL	27 606 368.00
Dairy Partners Americas Manufacturing Brazil Ltda.	1)	São Paulo	50%	BRL	39 468 974.00
Galderma Brasil Limitada°	1)	São Paulo	50%	BRL	19 741 602.00
Gerber Brasil Indústria e Comércio de Produtos Infantis Ltda		Rio de Janeiro	100%	BRL	20 000.00
Nestec BDG Alimentos e Bebidas Ltda		São Paulo	100%	BRL	1 000.00
Nestlé Brasil Ltda.		São Paulo	100%	BRL	468 208 970.00
Nestlé Nordeste Alimentos e Bebidas Ltda.		Feira de Santana	100%	BRL	12 713 641.00
Nestlé Waters Brasil - Bebidas e Alimentos Ltda.		Rio de Janeiro	100%	BRL	87 248 341.00
Novartis Ind. E Com Prod. Nutr e Hosp. Ltda		São Paulo	100%	BRL	23 051 092.00
Ralston Purina do Brasil Ltda.		Ribeirão Preto	77%	BRL	79 473 771.00
Socopal Soc Coml de Corretagem de Seguros e Part. Ltda		São Paulo	100%	BRL	2 155 600.00
Canada					
Alcon Canada, Inc.*		Mississauga (Ontario)	77.4%	CAD	5 002 500.00
Galderma Canada Inc.°	1)	Thornhill (Ontario)	50%	CAD	100.00
Galderma Production Canada Inc.°	1)	Baie D'Urfé (Québec)	50%	CAD	100.00
Nestlé Canada, Inc.		Toronto (Ontario)	100%	CAD	29 478 000.00

Companies		City	% capital shareholdings	Currency	Capital
Canada (continued)					
Nestlé Capital Canada Ltd	◊	Toronto (Ontario)	100%	CAD	1 010.00
Nestlé Globe, Inc.		Toronto (Ontario)	100%	CAD	106 000 100.00
Novartis Nutrition Canada Inc.		Toronto (Ontario)	100%	CAD	5 000 000.00
Ontario Inc.	◊	Toronto (Ontario)	100%	CAD	50 000.00
Chile					
Alcon Laboratorios Chile Ltda.*		Santiago de Chile	77.4%	CLP	9 750 000.00
Cereales CPW Chile Ltda	1)	Santiago de Chile	50%	CLP	3 026 156 114.00
Nestlé Chile S.A.		Santiago de Chile	99.5%	CLP	11 832 926 051.00
Colombia					
Comestibles La Rosa S.A.		Bogotá	100%	COP	126 397 400.00
Dairy Partners Americas Manufacturing Colombia Ltda.	1)	Bogotá	50%	COP	200 000 000.00
Distribuciones Lunes S.A.		Bogotá	100%	COP	6 000 000.00
Laboratorios Alcon de Colombia, S.A.*		Bogotá	77.4%	COP	20 872 000.00
Nestlé de Colombia S.A.		Bogotá	100%	COP	1 291 305 400.00
Nestlé Purina PetCare de Colombia S.A.		Bogotá	100%	COP	17 030 000 000.00
Costa Rica					
Compañia Nestlé Costa Rica S.A.		Barreal de Heredia	100%	CRC	18 000 000.00
Gerber Ingredients, Sociedad Anónima		San José	100%	CRC	10 000.00
Novartis Consumer Health, Sociedad Anónima		San José	100%	CRC	18 682 500.00
Cuba					
Coralac S.A.		La Habana	60%	USD	6 350 000.00
Los Portales S.A.		La Habana	50%	USD	24 110 000.00
Dominican Republic					
Nestlé Dominicana S.A.		Santo Domingo	97.6%	DOP	48 500 000.00
Ecuador					
Dairy Partners Americas Del Ecuador S.A.	1)	Quito	50%	USD	90 000.00
Ecuajugos S.A.	1)	Quito	50%	USD	122 000.00
Industrial Surindu S.A.		Quito	100%	USD	3 900 994.00
Latinova S.A.	1)	Quito	50%	USD	10 000.00
Neslandina S.A.	◊	Quito	100%	USD	17 043 150.00
Nestlé Ecuador S.A.		Quito	100%	USD	188 497.00
Guatemala					
Nestlé Guatemala S.A.		Mixco	100%	GTQ	23 460 600.00
NZMP Guatemala S.A.		Mixco	100%	GTQ	1 968 800.00
Honduras					
Nestlé Hondureña S.A.		Tegucigalpa	100%	USD	200 000.00

Companies		City	% capital shareholdings	Currency	Capital
Jamaica					
Nestlé Jamaica Ltd		Kingston	100%	JMD	49 200 000.00
Mexico					
Alcon Laboratorios, S.A. de C.V.*		México, D.F.	77.4%	MXN	5 915 300.00
Cereal Partners México, S.A. de C.V.	1)	México, D.F.	50%	MXN	500 000.00
CPW México S. de R.L. de C.V.	1)	México, D.F.	50%	MXN	22 138 000.00
Fundación Purina, S.C.	◊	México, D.F.	50%	MXN	0.00
Galderma México S.A. de C.V.°	1)	México, D.F.	50%	MXN	2 385 000.00
Gerber Holdings de México, S.A. de C.V.		México, D.F.	100%	MXN	830 604 000.00
Manantiales La Asunción S.A.P.I. de C.V.		México, D.F.	51%	MXN	377 827 492.00
Marcas Nestlé, S.A. de C.V.		México, D.F.	100%	MXN	500 050 000.00
Nescalín, S.A. de C.V.	◊	México, D.F.	100%	MXN	445 826 740.00
Nestlé Distribución, S.A. de C.V.		México, D.F.	100%	MXN	130 050 000.00
Nestlé México S.A. de C.V.		México, D.F.	100%	MXN	606 532 730.00
Nestlé Servicios, S.A. de C.V.		México, D.F.	100%	MXN	40 050 000.00
Ralston Purina Holdings México, S.A. de C.V.	◊	México, D.F.	100%	MXN	60 283 210.00
Ralston Purina México S.A. de C.V.		México, D.F.	100%	MXN	9 257 111.80
Waters Partners Services México, S.A.P.I. de C.V.		México, D.F.	51%	MXN	600 000.00
Nicaragua					
Compãnia Centroamericana de Productos Lácteos, S.A.		Matagalpa	92%	NIO	10 294 900.00
Nestlé Nicaragua, S.A.		Managua	100%	USD	150 000.00
Panama					
Alcon Centroamerica, S.A.*		Panamá City	77.4%	USD	1 000.00
Food Products (Holdings) S.A.	◊	Panamá City	100%	PAB	286 000.00
Lacteos de Centroamérica, S.A.		Panamá City	100%	USD	1 500 000.00
Nestlé Caribbean Inc.		Panamá City	100%	PAB	100 000.00
Nestlé Panamá S.A.		Panamá City	100%	USD	17 500 000.00
Nestlé Products (Thailand) Inc.		Panamá City	100%	PAB	1 000 000.00
Unilac, Inc.	◊	Panamá City	100%	USD	750 000.00
Paraguay					
Nestlé Paraguay S.A.		Asunción	100%	PYG	100 000 000.00
Peru					
Alcon Pharmaceutical del Perú, S.A.*		Lima	77.4%	PEN	3 261 565.00
Nestlé Perú S.A.		Lima	97.9%	PEN	88 535 000.00
Puerto Rico					
Alcon (Puerto Rico), Inc.*		San Juan	77.4%	USD	100.00
Gerber Products Company of Puerto Rico, Inc.		Carolina	100%	USD	100 000.00
Nestlé Puerto Rico, Inc.		Catano	100%	USD	4 600 000.00
Payco Foods Corporation		Bayamon	100%	USD	9 260 000.00
Salvador					
Nestlé El Salvador S.A. de C.V.		San Salvador	100%	SVC	39 000 000.00

Companies	City	% capital shareholdings	Currency	Capital
Trinidad and Tobago				
Nestlé Caribbean, Inc.	Valsayn	100%	USD	100 000.00
Nestlé Trinidad and Tobago Ltd	Valsayn	100%	TTD	35 540 000.00
United States				
Alcon Capital Corporation*	◊ Fort Worth (Texas)	77.4%	USD	1 000.00
Alcon Holdings, Inc.*	◊ Fort Worth (Texas)	77.4%	USD	10.00
Alcon Laboratories, Inc.*	Fort Worth (Texas)	77.4%	USD	1 000.00
Alcon RefractiveHorizons, LLC*	◊ Fort Worth (Texas)	77.4%	USD	10.00
Beverage Partners Worldwide (North America)	1) Wilmington (Delaware)	50%	USD	0.00
Checkerboard Holding Company, Inc.	◊ Wilmington (Delaware)	100%	USD	1 001.00
Dreyer's Grand Ice Cream Holdings, Inc.	Oakland (California)	100%	USD	10.00
Dreyer's Grand Ice Cream, Inc.	Oakland (California)	100%	USD	1.00
Edy's Grand Ice Cream	Oakland (California)	100%	USD	0.00
Falcon Pharmaceuticals, Ltd*	Wilmington (Delaware)	77.4%	USD	10.00
Galderma Laboratories, Inc.°	1) Fort Worth (Texas)	50%	USD	981.00
Gerber Life Insurance Company	New York	100%	USD	148 500 000.00
Gerber Products Company	Freemont (Michigan)	100%	USD	0.00
Jenny Craig Holdings, Inc.	◊ Carlsbad (California)	100%	USD	3 000.00
Jenny Craig, Inc.	◊ Carlsbad (California)	100%	USD	3 000.00
Jenny Craig Operations, Inc.	Carlsbad (California)	100%	USD	0.00
Jenny Craig Weight Loss Centres, Inc.	◊ Carlsbad (California)	100%	USD	100.00
Nespresso USA, Inc.	Wilmington (Delaware)	100%	USD	1 000.00
Nestlé Capital Corporation	◊ Glendale (California)	100%	USD	1 000 000.00
Nestlé Holdings, Inc.	◊ Norwalk (Connecticut)	100%	USD	100 000.00
Nestlé NPR, Inc.	◊ Solon (Ohio)	100%	USD	50 000.00
Nestlé Prepared Foods Company	Solon (Ohio)	100%	USD	476 760.00
Nestlé Purina PetCare Company	St. Louis (Missouri)	100%	USD	1 000.00
Nestlé Transportation Company	◊ Glendale (California)	100%	USD	100.00
Nestlé USA, Inc.	Glendale (California)	100%	USD	1 000.00
Nestlé Waters North America Holdings, Inc.	◊ Greenwich (Connecticut)	100%	USD	0.00
Nestlé Waters North America, Inc.	Wilmington (Delaware)	100%	USD	0.00
NICC Holdings, Inc.	◊ Norwalk (Connecticut)	100%	USD	10.00
Novartis Nutrition Corporation	Wilmington (Delaware)	100%	USD	50 000.00
The Haagen-Dazs Shoppe Company, Inc.	◊ Minneapolis (Minnesota)	100%	USD	0.00
The Stouffer Corporation	◊ Solon (Ohio)	100%	USD	0.00
TSC Holdings, Inc.	◊ Glendale (California)	100%	USD	100 000.00
Uruguay				
Nestlé del Uruguay S.A.	Montevideo	100%	UYP	200 000.00
Venezuela				
Alcon Pharmaceutical C.A.*	Caracas	77.4%	VEB	2 366 000.00
Cadipro Milk Products, C.A.	Caracas	100%	VEB	9 505 123 000.00
Corporacíon Inlaca, C.A.	1) Caracas	50%	VEB	6 584 590 000.00
Nestlé Venezuela S.A.	Caracas	100%	VEB	516 590 000.00
Novartis Nutrition de Venezuela S.A.	Caracas	100%	VEB	1 125 024.00

	Companies	City	% capital shareholdings	Currency	Capital
Asia					
Bangladesh					
	Nestlé Bangladesh Ltd	Dhaka	100%	BDT	100 000 000.00
Greater China Region					
	Alcon Hong Kong Limited*	Hong Kong	77.4%	HKD	77 000.00
	Alcon Medical Device (Shanghai) Co., Ltd.*	Shanghai	77.4%	USD	200 000.00
	Alcon Pharmaceuticals Limited*	Taipei	77.4%	CHF	100 000.00
	Beverage Partners Worldwide (Pacific) Limited	1) Hong Kong	50%	HKD	1 000 000.00
	Guangzhou Refrigerated Foods Limited	Guangzhou	96.4%	CNY	122 000 000.00
	Nestlé (China) Limited	Beijing	100%	CNY	250 000 000.00
	Nestlé Dairy Farm Guangzhou Limited	Guangzhou	95%	CNY	268 000 000.00
	Nestlé Dongguan Limited	Dongguan	100%	CNY	472 000 000.00
	Nestlé Hong Kong Limited	Hong Kong	100%	HKD	250 000 000.00
	Nestlé Hulunbeir Limited	Erguna	100%	CNY	55 000 000.00
	Nestlé Purina PetCare Shanghai Limited	Shanghai	100%	CNY	2 000 000.00
	Nestlé Purina PetCare Tianjin Limited	Tianjin	100%	CNY	40 000 000.00
	Nestlé Qingdao Limited	Qingdao	100%	CNY	640 000 000.00
	Nestlé Shanghai Limited	Shanghai	95%	CNY	200 000 000.00
	Nestlé Shuangcheng Limited	Shuangcheng	97%	CNY	435 000 000.00
	Nestlé Sources Shanghai Limited	Shanghai	100%	CNY	211 000 000.00
	Nestlé Sources Tianjin Limited	Tianjin	93.6%	CNY	159 000 000.00
	Nestlé Taiwan Limited	Taipei	100%	TWD	300 000 000.00
	Nestlé Tianjin Limited	Tianjin	100%	CNY	785 000 000.00
	Shanghai Fuller Foods Co. Limited	Shanghai	100%	CNY	384 000 000.00
	Shanghai Nestlé Product Services Limited	Shanghai	97%	CNY	83 000 000.00
	Shanghai Totole Food Limited	Shanghai	80%	USD	7 800 000.00
	Sichuan Haoji Food Co. Limited	Chengdu	60%	CNY	80 000 000.00
India					
	Alcon Laboratories (India) Private Limited*	Bangalore	77.4%	INR	29 953 380.00
Δ	Nestlé India Ltd	New Delhi	61.9%	INR	964 157 160.00
	Listed on the Mumbai stock exchange, market capitalisation INR 144.6 billion, quotation code (ISIN) INE239A01016				
	Speciality Foods India Pvt Ltd (SFPIL)	New Delhi	100%	INR	140 000 000.00
Indonesia					
Δ	P.T. AdeS Waters Indonesia	1) Jakarta	34%	IDR	149 720 000 000.00
	Listed on the Jakarta stock exchange, market capitalisation IDR 430.6 billion, quotation code (ISIN) ID1000067606				
	P.T. Cereal Partners Indonesia	1) Jakarta	50%	IDR	956 500 000.00
	P.T. Nestlé Indofood Citarasa Indonesia	1) Jakarta	50%	IDR	50 000 000 000.00
	P.T. Nestlé Indonesia	Jakarta	90.2%	IDR	60 000 000 000.00
Iran					
	Nestlé Iran Private Joint Stock Company	Tehran	88.1%	IRR	358 538 000 000.00
Israel					
Δ	OSEM Investments Ltd	Petach-Tikva	53.8%	ILS	110 644 444.00
	Listed on the Tel-Aviv stock exchange, market capitalisation ILS 5.2 billion, quotation code (ISIN) IL0003040149				

	Companies	City	% capital shareholdings	Currency	Capital
Japan					
	Alcon Japan Ltd*	Tokyo	77.4%	JPY	500 000 000.00
	Nestlé Confectionery K.K.	Kobe	100%	JPY	10 000 000.00
	Nestlé Japan Ltd	Ibaragi	100%	JPY	20 000 000 000.00
	Nestlé Japan Manufacturing Ltd	Kobe	100%	JPY	10 000 000.00
	Nestlé Purina PetCare Ltd.	Kobe	100%	JPY	20 000 000.00
	Novartis Nutrition K.K.	Tokyo	100%	JPY	100 000 000.00
Jordan					
	Ghadeer Mineral Water Co. Ltd	Amman	75%	JOD	1 785 000.00
	Nestlé Jordan Trading Co. Ltd	Amman	87%	JOD	410 000.00
Kingdom of Bahrain					
	Nestlé Bahrain Trading WLL	Manama	49%	BHD	200 000.00
Kuwait					
	Nestlé Kuwait General Trading Co. W.L.L.	Safat/Kuwait	49%	KWD	300 000.00
Lebanon					
	Société des Eaux Minérales Libanaises S.A.L.	Hazmieh	100%	LBP	1 610 000 000.00
	Société pour l'Exportation des Produits Nestlé S.A.	Beyrouth	100%	CHF	1 750 000.00
	SOHAT Distribution S.A.L.	Hazmieh	100%	LBP	160 000 000.00
Malaysia					
	Alcon Laboratories (Malaysia) Sdn. Bhd.*	Petaling Jaya	77.4%	MYR	190 000.00
	Cereal Partners (Malaysia) Sdn. Bhd.	1) Petaling Jaya	50%	MYR	1 025 000.00
Δ	Nestlé (Malaysia) Bhd.	Petaling Jaya	72.6%	MYR	234 500 000.00
	Listed on the Kuala Lumpur stock exchange, market capitalisation MYR 6.2 billion, quotation code (ISIN) MYL4707OO005				
	Nestlé Asean (Malaysia) Sdn. Bhd.	Petaling Jaya	72.6%	MYR	42 000 000.00
	Nestlé Manufacturing (Malaysia) Sdn. Bhd.	Petaling Jaya	72.6%	MYR	32 500 000.00
	Nestlé Products Sdn. Bhd.	Petaling Jaya	72.6%	MYR	25 000 000.00
	Purina PetCare (Malaysia) Sdn. Bhd.	Petaling Jaya	100%	MYR	1 100 000.00
Oman					
	Nestlé Oman Trading LLC	Muscat	49%	OMR	300 000.00
Pakistan					
Δ	Nestlé Pakistan Ltd	Lahore	59%	PKR	452 731 000.00
	Listed on the Karachi and Lahore stock exchange, market capitalisation PKR 81.6 billion, quotation code (ISIN) PK0025101012				
Philippines					
	Alcon Laboratories (Philippines), Inc.*	Manila	77.4%	PHP	16 526 000.00
	Beverage Partners Worldwide (Philippines) Inc.	1) Makati City	50%	PHP	10 224 600.00
	CPW Philippines, Inc.	1) Makati City	50%	PHP	7 500 000.00
	Nestlé Philippines, Inc.	Makati City	100%	PHP	2 300 927 200.00
	Penpro, Inc.	Makati City	40%	PHP	630 000 000.00

Companies		City	% capital shareholdings	Currency	Capital
Qatar					
Nestlé Qatar Trading LLC		Doha	49%	QAR	1 680 000.00
Republic of Korea					
Alcon Korea Ltd*		Seoul	77.4%	KRW	200 000 000.00
Beverage Partners Worldwide Korea Ltd	1)	Seoul	50%	KRW	50 000 000.00
Galderma Korea Ltd°	1)	Seoul	50%	KRW	500 000 000.00
Nestlé Korea Ltd		Seoul	100%	KRW	18 202 060 000.00
Pulmuone Waters Co. Ltd		Chungbuk	51%	KRW	3 778 760 000.00
Saudi Arabia					
Al Anhar Water Factory Co. Ltd		Jeddah	51%	SAR	5 000 000.00
Al Manhal Water Factory Co. Ltd		Riyadh	64%	SAR	7 000 000.00
Saudi Food Industries Co. Ltd		Jeddah	51%	SAR	51 000 000.00
SHAS Company for Water Services Ltd	2)	Riyadh	43.5%	SAR	13 500 000.00
Springs Water Factory Co. Ltd		Dammam	75%	SAR	5 000 000.00
Singapore					
Alcon Pte Ltd*		Singapore	77.4%	SGD	164 000.00
Nestlé Singapore (Pte) Ltd		Singapore	100%	SGD	1 000 000.00
Sri Lanka					
Δ Nestlé Lanka PLC		Colombo	90.8%	LKR	537 254 630.00
Listed on the Colombo stock exchange, market capitalisation LKR 14.1 billion, quotation code (ISIN) LK0128N00005					
Syria					
Nestlé Syria Ltd		Damas	100%	SYP	800 000 000.00
Société pour l'exportation des produits Nestlé S.A.		Damas	100%	CHF	1 750 000.00
Thailand					
Alcon Laboratories (Thailand) Ltd*		Bangkok	89.2%	THB	2 100 000.00
Beverage Partners Worldwide (Thailand) Ltd	1)	Bangkok	50%	THB	20 000 000.00
Nestlé (Thai) Ltd		Bangkok	100%	THB	880 000 000.00
Nestlé Dairy (Thailand) Ltd		Bangkok	100%	THB	46 000 000.00
Perrier Vittel (Thailand) Ltd		Bangkok	100%	THB	235 000 000.00
Quality Coffee Products Ltd		Bangkok	50%	THB	400 000 000.00
United Arab Emirates					
CP Middle East FZCO	1)	Jebel Ali Free Zone Dubai	50%	AED	600 000.00
Nestlé Dubai LLC		Dubai	49%	AED	2 000 000.00
Nestlé Middle East FZE		Dubai	100%	AED	3 000 000.00
Nestlé Treasury Centre-Middle East & Africa Ltd	◊	Dubai	100%	USD	500 000.00
Nestlé Waters Middle East Investments FZCO		Dubai	100%	AED	600 000.00
Vietnam					
La Vie Limited Liability Company		Long An	65%	USD	2 663 400.00
Nestlé Vietnam Ltd		Bien Hoa	100%	USD	54 598 000.00

Companies	City	% capital shareholdings	Currency	Capital
Oceania				
Australia				
Alcon Laboratories (Australia) Pty Ltd*	Frenchs Forest	77.4%	AUD	2 550 000.00
Cereal Partners Australia Pty Limited	1) Rhodes	50%	AUD	107 800 000.00
Galderma Australia Pty Ltd°	1) Frenchs Forest	50%	AUD	2 700 100.00
Nestlé Australia Ltd	Rhodes	100%	AUD	274 000 000.00
Supercoat Holdings Australia Ltd	North Ryde	100%	AUD	55 814 174.00
Supercoat Petcare Pty Limited	North Ryde	100%	AUD	2.00
Fiji				
Nestlé (Fiji) Ltd	Ba	100%	FJD	3 000 000.00
French Polynesia				
Nestlé Polynésie S.A.	Papeete	100%	XPF	5 000 000.00
New Caledonia				
Nestlé Nouvelle-Calédonie S.A.	Noumea	100%	XPF	250 000 000.00
New Zealand				
Nestlé New Zealand Limited	Auckland	100%	NZD	300 000.00
Papua-New Guinea				
Nestlé (PNG) Ltd	Lae	100%	PGK	11 850 000.00

Companies		City

Technical assistance, research and development companies

Technical assistance	**TA**
Research centres	**RC**
Product Technology Centres and Research & Development centres	**PTC**

Companies		City
Switzerland		
Nestec S.A.	TA	Vevey

Technical, scientific, commercial and business assistance company whose units, specialised in all areas of the business, supply permanent know-how and assistance to operating companies in the Group within the framework of licence and equivalent contracts. It is also responsible for all scientific research and technological development, which it undertakes itself or has done on its behalf by its subsidiary companies. The companies and units involved are:

Companies		City
France		
Nestlé Research Centre Plant Science	RC	Tours
Galderma R&D S.n.c.°	PTC	Biot
Nestlé Product Technology Centre	PTC	Beauvais
Nestlé Product Technology Centre	PTC	Lisieux
Nestlé Purina PetCare R&D Centre Amiens	PTC	Aubigny
Nestlé Waters PTC, Vittel	PTC	Vittel
Germany		
Nestlé Product Technology Centre Lebensmittelforschung GmbH	PTC	Singen
Greater China Region		
Nestlé R&D Centre Shanghai Limited	PTC	Shanghai
Israel		
Nestlé R&D Centre Sderot, Ltd.	PTC	Sderot
Italy		
Casa Buitoni s.r.l.	PTC	Sansepolcro
Singapore		
Nestlé R&D Center (Pte) Ltd	PTC	Singapore
Switzerland		
Nestlé Research Center	RC	Lausanne
Nestlé Product Technology Centre	PTC	Konolfingen
Nestlé Product Technology Centre	PTC	Orbe
United Kingdom		
Nestlé Product Technology Centre	PTC	York
United States		
Alcon Research Ltd*	PTC	Fort Worth (Texas)
Galderma R&D Inc.°	PTC	Cranbury (New Jersey)
Nestlé Purina Product Technology Center	PTC	St. Louis (Missouri)
Nestlé R&D Center, Inc.	PTC	Marysville (Ohio)
Nestlé R&D Center, Inc.	PTC	Solon (Ohio)

141st Financial Statements of Nestlé S.A.

Income statement for the year ended 31 December 2007 98
Balance sheet as at 31 December 2007 99
Annex to the annual accounts 100
Accounting policies 100
Notes to the annual accounts 102
1. Income from Group companies 102
2. Financial income 102
3. Profit on disposal of fixed assets 102
4. Investment write downs 102
5. Administration and other expenses 102
6. Financial expenses 103
7. Taxes 103
8. Liquid assets 103
9. Receivables 103
10. Financial assets 104
11. Participations in Group companies 104
12. Loans to Group companies 104
13. Own shares 105
14. Intangible assets 105
15. Tangible fixed assets 105
16. Short term payables 106
17. Long term payables 106
18. Provisions 106
19. Share capital 107
20. Changes in equity 107
21. Reserve for own shares 108
22. Contingencies 108
23. Additional information 109
Proposed appropriation of profit 113
Report of the statutory auditors 114

Income statement for the year ended 31 December 2007

In millions of CHF	Notes	2007	2006
Income			
Income from Group companies	1	8 656	7 887
Financial income	2	849	820
Profit on disposal of fixed assets	3	115	27
Other income		88	27
Total income		**9 708**	**8 761**
Expenses			
Investment write downs	4	1 476	1 140
Administration and other expenses	5	214	159
Financial expenses	6	445	218
Total expenses before taxes		**2 135**	**1 517**
Profit before taxes		**7 573**	**7 244**
Taxes	7	382	346
Profit for the year	20	**7 191**	**6 898**

Balance sheet as at 31 December 2007
before appropriations

In millions of CHF	Notes	2007	2006
Assets			
Current assets			
Liquid assets	8	1 033	2 462
Receivables	9	1 151	968
Prepayments and accrued income		169	68
Total current assets		2 353	3 498
Fixed assets			
Financial assets	10	36 294	34 745
Intangible assets	14	1 378	-
Tangible fixed assets	15	–	-
Total fixed assets		37 672	34 745
Total assets		40 025	38 243
Liabilities and equity			
Liabilities			
Short term payables	16	7 644	7 471
Accruals and deferred income		114	333
Long term payables	17	236	252
Provisions	18	737	942
Total liabilities		8 731	8 998
Equity			
Share capital	19/20	393	401
Legal reserves	20	9 681	6 392
Special reserve	20	12 799	14 678
Profit brought forward	20	1 230	876
Profit for the year	20	7 191	6 898
Total equity		31 294	29 245
Total liabilities and equity		40 025	38 243

Annex to the annual accounts

Accounting policies

General
Nestlé S.A. (the Company) is the ultimate holding company of the Nestlé Group which comprises subsidiaries, associated companies and joint ventures throughout the world. The accounts are prepared in accordance with accounting principles required by Swiss law. They are prepared under the historical cost convention and on the accruals basis.

Foreign currency translation
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward contract. Non-monetary assets and liabilities are carried at historical rates. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Any resulting exchange differences are included in the respective income statement captions depending upon the nature of the underlying transactions. The aggregate unrealised exchange difference is calculated by reference to original transaction date exchange rates and includes hedging transactions. Where this gives rise to a net loss, it is charged to the income statement whilst a net gain is deferred.

Hedging
The Company uses forward foreign exchange contracts, options, financial futures and currency swaps to hedge foreign currency flows and positions. Unrealised foreign exchange differences on hedging instruments are matched and accounted for with those on the underlying asset or liability. Long term loans, in foreign currencies, used to finance investments in participations are generally not hedged.

The Company also uses interest rate swaps to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and changes in the market value are recorded in the income statement.

Income statement
Not currently transferable income is recognised only upon receipt. Dividends paid out of pre-acquisition profits are not included under income from Group companies; instead they are credited against the carrying value of the participation.

In accordance with Swiss law and the Company's Articles of Association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting rather than as an appropriation of profit in the year to which they relate.

Taxes
This caption includes taxes on profit, capital and withholding taxes on transfers from Group companies.

Financial assets
The carrying value of participations and loans comprises the cost of investment, excluding the incidental costs of acquisition, less any write downs.

Participations located in countries where the political, economic or monetary situation might be considered to carry a greater than normal level of risk are carried at a nominal value of one franc.

Participations and loans are written down on a conservative basis, taking into account the profitability of the company concerned.

Marketable securities are valued at the lower of cost and market value.

Own shares held to cover option rights in favour of members of the Group's Management are carried at exercise price if lower than cost. Own shares held for trading purposes are carried at cost as are own shares earmarked to cover warrants attached to a bond issue of an affiliated company. Own shares repurchased for the Share Buy-Back Programme are carried at cost. All gains and losses on own shares are recorded in the income statement

Intangible assets

Trademarks and other industrial property rights are written off on acquisition or exceptionally over a longer period. In the Consolidated Financial Statements of the Nestlé Group this item has a different treatment.

Tangible fixed assets

The Company owns land and buildings which have been depreciated in the past to one franc. Office furniture and equipment is fully depreciated on acquisition.

Provisions

Provisions recognise contingencies which may arise and which have been prudently provided. A provision for uninsured risks is constituted to cover general risks not insured with third parties, such as consequential loss. Provisions for Swiss taxes are made on the basis of the Company's taxable capital, reserves and profit for the year. A general provision is maintained to cover possible foreign taxes liabilities.

Employee benefits

Employees are eligible for retirement benefits under a defined contribution plan with a retirement pension objective expressed as a percentage of the base salary. Those benefits are mainly provided through separate pension funds.

Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year which will not be received until after the balance sheet date (such as interest receivable on loans or deposits). Revaluation gains on open forward exchange contracts at year-end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

Accruals and deferred income

Accruals and deferred income comprise expenses relating to the current year which will not be paid until after the balance sheet date and income received in advance, relating to the following year. Net revaluation losses on open forward exchange contracts at year-end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

Notes to the annual accounts

1. Income from Group companies

This represents dividends of the current and prior years and other net income from Group companies.

2. Financial income

In millions of CHF	2007	2006
Net result on loans to Group companies	667	719
Other financial income	182	101
	849	**820**

3. Profit on disposal of fixed assets

This represents mainly the net gains realised on the sale of trademarks and other industrial property rights previously written down.

4. Investment write downs

In millions of CHF	2007	2006
Participations and loans	284	83
Trademarks and other industrial property rights	1 192	1 057
	1 476	**1 140**

The trademarks are acquired from Group companies and third parties in the context of business acquisitions.
Trademarks, acquired in 2007 by Nestlé S.A., linked to the acquisitions of Gerber and Novartis Medical Nutrition, have been amortised by one third of the amount paid during the period (CHF 690 million).
In 2007, Jenny Craig has been fully amortised (CHF 340 million). In 2006, the main amortisation of trademarks referred to Uncle Tobys and Dreyer's.

5. Administration and other expenses

In millions of CHF	2007	2006
Salaries and welfare expenses	99	79
Other expenses	115	80
	214	**159**

6. Financial expenses

In millions of CHF	2007	2006
Interest on loans from Group companies	277	160
Other financial expenses	168	58
	445	218

7. Taxes

This includes withholding taxes on income from foreign sources, as well as Swiss taxes for which adequate provisions have been established.

8. Liquid assets

In millions of CHF	2007	2006
Cash and cash equivalents	373	446
Marketable securities	660	2 016
	1 033	2 462

9. Receivables

In millions of CHF	2007	2006
Amounts owed by Group companies (current accounts)	1 072	938
Other receivables	79	30
	1 151	968

10. Financial assets

In millions of CHF	Notes	2007	2006
Participations in Group companies	11	14 969	14 857
Loans to Group companies	12	15 075	16 272
Own shares	13	6 172	3 601
Other investments		78	15
		36 294	34 745

11. Participations in Group companies

In millions of CHF	2007	2006
At 1 January	14 857	14 734
Net increase	388	148
Write downs	(276)	(25)
At 31 December	**14 969**	**14 857**

The carrying value of participations continues to represent a conservative valuation having regard to both the income received by the Company and the net assets of the Group companies concerned.

A list of the most important companies held, either directly by Nestlé S.A. or indirectly through other Group companies, with the percentage of the capital controlled, is given in the section "Consolidated Financial Statements of the Nestlé Group".

12. Loans to Group companies

In millions of CHF	2007	2006
At 1 January	16 272	12 376
New loans	4 703	6 750
Repayments and write downs	(4 984)	(2 567)
Realised exchange differences	(17)	14
Unrealised exchange differences	(899)	(301)
At 31 December	**15 075**	**16 272**

Loans granted to Group companies are usually long term to finance investments in participations.

13. Own shares

In millions of CHF	2007		2006	
	Number	Amount	Number	Amount
Share Buy-Back Programme	8 294 000	4 405	7 663 200	3 000
Reserve shares [a]	–	–	4 766 300	5
Management Stock Option Plan	2 737 411	908	1 753 578	596
Restricted Stock Unit Plan	1 077 126	422	–	–
Future Long-Term Incentive Plans	1 116 441	437	–	–
	13 224 978	6 172	14 183 078	3 601

[a] The "Reserve Shares" were issued by resolution of the Annual General Meeting in 1989 to cover conversion or option rights resulting from future bond issues, or to be used for other purposes in the interest of the Company as decided by the Board of Directors. The "Reserve Shares" were paid up at their nominal value but were never allotted at market price. These shares were earmarked for Nestlé Group remuneration plans in Nestlé S.A. shares and stock options thereon and were cancelled at their nominal value of CHF 5 million.

During the year, 7 663 200 shares bought in 2006 were cancelled at their cost value of CHF 3000 million, and 8 294 000 shares were purchased as part of the Share Buy-Back Programme for CHF 4405 million.

The Company held 2 737 411 shares to cover management option rights, 1 077 126 shares designated to the Restricted Stock Unit Plan and 1 116 441 shares designated to the Future Long-Term Incentive Plans, the former held at exercice price as this is lower than the acquisition cost and the latter at market price, of which 4 766 300 shares transferred from "Reserve shares". During the year 1 588 900 shares were delivered as part of the Nestlé Group remuneration plans for a total value of CHF 539 million.

14. Intangible assets

This amount represents the balance of the trademarks and other industrial property rights' capitalised value linked with the Gerber and Novartis Medical Nutrition acquisitions. A third of the initial value has been amortised during the period (refer to Note 4).

15. Tangible fixed assets

These are principally the land and buildings at Cham and at La Tour-de-Peilz. Nestlé Suisse S.A., the principal operating company in the Swiss market, is the tenant of the building at La Tour-de-Peilz. The "En Bergère" head office building in Vevey is held by a property company, which is wholly owned by Nestlé S.A.

The fire insurance value of buildings, furniture and office equipment at 31 December 2007 amounted to CHF 23 million (2006: CHF 25 million).

16. Short term payables

In millions of CHF	2007	2006
Amounts owed to Group companies	7 344	7 436
Other payables	300	35
	7 644	**7 471**

17. Long term payables

Amounts owed to Group companies represent a long-term loan issued in 1989. The carrying value decreased by CHF 16 million to CHF 236 million as a result of an unrealised exchange difference at the end of 2007.

18. Provisions

In millions of CHF					2007	2006
	Uninsured risks	Exchange risks	Swiss & foreign taxes	Other	Total	Total
At 1 January	475	237	175	55	942	1 509
Provisions made in the period	–	–	97	58	155	392
Amounts used	–	(237)	(101)	(22)	(360)	(934)
Unused amounts reversed	–	–	–	–	–	(25)
At 31 December	**475**	**–**	**171**	**91**	**737**	**942**

19. Share capital

	2007	2006
Number of registered shares of nominal value CHF 1.– each	393 072 500	400 735 700
In millions of CHF	393	401

According to article 6 of the Company's Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. In addition, article 14 provides that, on exercising the voting rights, no shareholder, through shares owned or represented, may aggregate, directly or indirectly, more than 3% of the total share capital.

At 31 December 2007, the Share Register showed 109 739 registered shareholders. If unprocessed applications for registration and the indirect holders of shares under American Depositary Receipts are also taken into account, the total number of shareholders probably exceeds 250 000. The Company was not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

Conditional increase in share capital

According to the Articles of Association, the share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1.– each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants.

Concerning the share capital in general, refer also to the Corporate Governance Report.

20. Changes in equity

In millions of CHF

	Share capital	General reserve [a]	Reserve for own shares [a][b]	Special reserve	Retained earnings	Total
At 1 January 2007	401	1 842	4 550	14 678	7 774	29 245
Cancellation of 7 663 200 shares (ex Share Buy-Back Programme)	(8)		(1 139)	8		(1 139)
Transfer to the special reserve				2 500	(2 500)	–
Profit for the year					7 191	7 191
Dividend for 2006					(4 004)	(4 004)
Movement of own shares			4 428	(4 428)		–
Dividend on own shares held on the payment date of 2006 dividend				40	(40)	–
At 31 December 2007	393	1 842	7 839	12 799	8 421	31 294

[a] The general reserve and the reserve for own shares constitute the legal reserves.
[b] Refer to Note 21.

21. Reserve for own shares

At 31 December 2006, the reserve for own shares amounting to CHF 4550 million, represented the cost of 17 013 626 freely available shares, of which 6 519 878 shares were earmarked to cover the Nestlé Group remuneration plans and 2 230 269 to cover warrants attached to a bond issue of an affiliated company. Another 7 663 200 shares were purchased as part of the Share Buy-Back Programme.

During the year, an additional 8 294 000 shares have been acquired at a cost of CHF 4405 million for the Share Buy-Back Programme and 7 663 200 shares were cancelled. A total of 1 588 900 shares have been delivered to the beneficiaries of the Nestlé Group remuneration plans and 527 210 shares exchanged against warrants.

Another Group company holds 3 575 764 Nestlé S.A. shares. The total of own shares of 16 800 742 held by all Group companies at 31 December 2007 represents 4.3% of the Nestlé S.A. share capital (17 013 626 own shares held at 31 December 2006, representing 4.3% of the Nestlé S.A. share capital).

22. Contingencies

At 31 December 2007, the total of the guarantees is mainly for credit facilities granted to Group companies and Commercial Paper Programmes, together with the buy-back agreements relating to notes issued, amounted to CHF 21 763 million (2006: CHF 15 243 million).

23. Additional information requested by the Swiss Code of Obligations on remuneration

Annual remuneration of members of the Board of Directors

				2007
	Cash in CHF [a]	Number of shares	Discounted value of shares in CHF [b]	Total remuneration
Peter Brabeck-Letmathe, Chairman and CEO [c]	255 000	497	213 645	**468 645**
Chairman's and Corporate Governance Committee (Chair)				
Andreas Koopmann, 1st Vice Chairman	280 000	549	235 999	**515 999**
Chairman's and Corporate Governance Committee (Member)				
Compensation and Nomination Committee (Member)				
Rolf Hänggi, 2nd Vice Chairman	330 000	653	280 705	**610 705**
Chairman's and Corporate Governance Committee (Member)				
Finance Committee (Chair)				
Audit Committee (Chair)				
Edward George (Lord George)	280 000	549	235 999	**515 999**
Chairman's and Corporate Governance Committee (Member)				
Finance Committee (Member)				
Compensation and Nomination Committee (Member)				
Kaspar Villiger	305 000	601	258 352	**563 352**
Chairman's and Corporate Governance Committee (Member)				
Finance Committee (Member)				
Audit Committee (Member)				
Jean-Pierre Meyers	205 000	394	169 369	**374 369**
Audit Committee (Member)				
Peter Böckli	230 000	446	191 722	**421 722**
Compensation and Nomination Committee (Chair)				
André Kudelski	205 000	394	169 369	**374 369**
Audit Committee (Member)				
Daniel Borel	180 000	342	147 016	**327 016**
Compensation and Nomination Committee (Member)				
Carolina Müller-Möhl	155 000	290	124 662	**279 662**
Günter Blobel	155 000	290	124 662	**279 662**
Jean-René Fourtou	155 000	290	124 662	**279 662**
Steven G. Hoch	155 000	290	124 662	**279 662**
Naïna Lal Kidwai	155 000	290	124 662	**279 662**
Total	**3 045 000**	**5 875**	**2 525 486**	**5 570 486**

[a] The cash amount includes the expense allowance of CHF 15 000.
[b] Nestlé S.A. shares received as part of the Board membership and the Committee fees are valued at the ex-dividend closing price of Nestlé S.A. share at the dividend payment's date, discounted by 11% to account for the blocking restriction of two years.
[c] Remuneration of the Chairman/CEO in his capacity as a member of the Board of Directors

Loans to members of the Board of Directors

There are no loans outstanding to executive and non-executive members of the Board of Directors or closely related parties.

Additional fees and remunerations of the Board of Directors

There are no additional fees or remunerations paid by Nestlé S.A. or one of its Group companies, directly or indirectly, to members of the governing body or closely related parties.

Compensations for former members of the Board of Directors

There is no compensation conferred during 2007 on former members of the Board of Directors who gave up their function during the year preceding the year under review or earlier.

Share and stock options ownership of the non-executive members of the Board of Directors and closely related parties as at 31 December 2007

	Number of shares held [a]
Andreas Koopmann, 1st Vice Chairman	4 756
Rolf Hänggi, 2nd Vice Chairman	4 522
Edward George (Lord George)	3 286
Kaspar Villiger	3 810
Jean-Pierre Meyers	141 135
Peter Böckli	13 433
André Kudelski	3 385
Daniel Borel	11 785
Carolina Müller-Möhl	1 767
Günter Blobel	1 081
Jean-René Fourtou	759
Steven G. Hoch	23 788
Naïna Lal Kidwai	669
Total	**214 176**

[a] Including shares subject to a two-year blocking period

The ownership of the Chairman/CEO is disclosed under Executive Board members.

Non-executive members of the Board of Directors and closely related parties did not hold any stock options as at 31 December 2007.

Annual remuneration of members of the Executive Board

The total remuneration of members of the Executive Board amounts to CHF 49 620 852 for the year 2007. Remuneration principles are described in Appendix 1 of the Corporate Governance Report.

The Company also made contributions of CHF 5 146 990 toward future pension benefits of the Executive Boards members in line with Nestlé's pension benefits policy.

Highest total compensation for a member of the Executive Board

In 2007, the highest total compensation for a member of the Executive Board was conferred to Peter Brabeck-Letmathe, Chairman and CEO.

		2007
	Number	Value (in CHF)
Annual Base Salary		3 150 000
Short-term Bonus (cash)		341 778
Short-term Bonus (discounted value of Nestlé S.A. shares)	16 232	6 457 090
Restricted Stock Unit Plan (fair value at grant)	5 950	2 760 205
Management Stock Option Plan (Black-Scholes value at grant)	63 000	4 260 060
Other benefits		3 180
Board fees (including Nestlé S.A. shares and annual expense allowance)	497	468 645
Total		**17 440 958**

The Company also made a contribution of CHF 1 252 600 towards future pension benefits in line with Nestlé's pension benefits policy.

Loans to members of the Executive Board

On 31 December 2007, there were no loans outstanding to any member of the Executive Board or closely related parties.

Additional fees and remunerations of the Executive Board

There are no additional fees or remunerations paid by Nestlé S.A. or one of its Group companies, directly or indirectly, to members of the Executive Board or closely related parties.

Compensations for former members of the Executive Board

A total of CHF 96 637 was conferred during 2007 on one former member of the Executive Board who gave up his function during the year preceding the year under review or earlier.

Shares and stock options ownership of members of the Executive Board and closely related parties as at 31 December 2007

	Number of shares held [a]	Number of stock options held [b]
Peter Brabeck-Letmathe, Chairman and CEO	82 314	333 600
Francisco Castañer	5 904	26 500
Lars Olofsson	1 788	35 500
Werner Bauer	9 003	39 300
Frits van Dijk	2 522	39 000
Paul Bulcke	2 631	25 000
Luis Cantarell	560	20 700
Paul Polman	3 231	11 000
José Lopez	–	4 000
John J. Harris [c]	–	–
Richard T. Laube	7 443	8 700
Marc Caira	10	4 875
David P. Frick	155	–
Total [d]	**115 561**	**548 175**

[a] Including shares subject to a three-year blocking period
[b] The subscription ratio is one option for one Nestlé S.A. share.
[c] As from 1 December 2007
[d] Includes the Executive members of the Board of Directors.

Proposed appropriation of profit

In CHF	2007	2006
Retained earnings		
Balance brought forward	1 230 199 215	875 365 054
Profit for the year	7 191 297 148	6 898 667 700
	8 421 496 363	7 774 032 754
We propose the following appropriations:		
Transfer to the special reserve	3 000 000 000	2 500 000 000
Dividend for 2007, CHF 12.20 per share on 376 271 758 shares (2006: CHF 10.40 on 383 722 074 shares)	4 590 515 448	3 990 709 569
Dividend for 2007, CHF 12.20 per share on a total of 8 227 267 shares reserved for Long-Term Incentive Plans, to cover warrants and held-for-trading purposes [(a)] (2006: CHF 10.40 on 5 108 074 shares [(b)])	100 372 657	53 123 970
	7 690 888 105	6 543 833 539
Balance to be carried forward	730 608 258	1 230 199 215

[(a)] The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to the special reserve. Dividends on shares held for trading purposes and to cover warrants issued, and which are still held at the date of the dividend payment will also be transferred to the special reserve.

[(b)] Of the total of CHF 53 123 970, CHF 12 831 000 were actually paid as dividends, whilst the balance of CHF 40 292 970 has been transferred to the special reserve.

If you accept this proposal, the gross dividend will amount to CHF 12.20 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 7.93 per share will be payable as from Wednesday, 16 April 2008, by bank transfer to the shareholders account or by cheque, in accordance with instructions received from the shareholders.

The Board of Directors

Cham and Vevey, 20 February 2008

Report of the statutory auditors

to the General Meeting of Nestlé S.A.

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and annex) of Nestlé S.A. for the year ended 31 December 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Mark Baillache Auditor in charge	Stéphane Gard

London and Zurich, 20 February 2008

Paper
This report is printed on Profibulk 11, a paper produced
from well-managed forests and other controlled sources certified
by the Forest Stewardship Council (FSC).

Mixed Sources
Product group from well-managed
forests and other controlled sources
www.fsc.org Cert no. SQS-COC-100141
© 1996 Forest Stewardship Council
FSC

Concept and design: Nestec Ltd., Vevey (Switzerland)
Printed in Switzerland 3.2008

Management Report 2007

Nestlé

Good Food, Good Life


Life

EBIT
In millions of CHF


11006 10760 11876 13302 15024
15000
13000
11000
9000
2003 2004 2005 2006 2007

EBIT margin
In %


12.5 12.7 13.0 13.5 14.0
14
13
12
11
2003 2004 2005 2006 2007

Net profit (Profit for the period attributable to shareholders of the parent)
In millions of CHF


6213 6621 8081 9197 10649
10000
8000
6000
4000
2003 2004 2005 2006 2007

Total earnings per share
In CHF


16.05 17.04 20.78 23.90 27.81
Underlying 20.23 18.82 21.49 24.12 28.01
28.00
23.00
18.00
13.00
2003 2004 2005 2006 2007

Dividend per share
In CHF


7.20 8.00 9.00 10.40 12.20
+17%
12.00
8.00
4.00
0
2003 2004 2005 2006 2007

Total cash returned to shareholders
In billions of CHF


Dividend 2.7 2.8 3.1 3.5 4.0
Share Buy-Back 1.3 2.7 4.4
9
+35%
6
+41%
+57%
3
+9% +4%
0
2003 2004 2005 2006 2007

Capital expenditure
In millions of CHF


3337 3260 3375 4200 4971
5000
4250
3500
2750
2003 2004 2005 2006 2007

Return on invested capital (based on segment reporting)
In %


Excluding goodwill 19.9 19.9 20.8 21.2 22.2
Including goodwill 11.0 10.8 11.4 11.7 12.2
22.5
17.5
12.5
7.5
2003 2004 2005 2006 2007

Key figures (consolidated)

In millions of CHF (except per share data)		2006	2007
Sales		98458	107552
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		13302	15024
as % of sales		13.5%	14.0%
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		11166	12589
as % of sales (Food and Beverages)		12.2%	12.6%
Profit for the period attributable to shareholders of the parent Net profit		9197	10649
as % of sales		9.3%	9.9%
as % of average equity attributable to shareholders of the parent		18.7%	20.7%
Capital expenditure		4200	4971
as % of sales		4.3%	4.6%
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		50991	52085
Market capitalisation, end December		166152	195661
Operating cash flow		11676	13439
Free cash flow [a]		7018	8231
Net debt		10971	21174
Ratio of net debt to equity (gearing)		21.5%	40.7%
Per share			
Total earnings per share	CHF	23.90	27.81
Underlying [b]	CHF	24.12	28.01
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	CHF	132.51	136.03
Dividend as proposed by the Board of Directors of Nestlé S.A.	CHF	10.40	12.20

[a] Operating cash flow less capital expenditure, disposal of tangible assets, purchase and disposal of intangible assets, movement with associates as well as with minority interests

[b] Profit for the period attributable to shareholders of the parent from continuing operations before impairments, restructuring costs, results on disposals and significant one-off items. The tax impact from the adjusted items is also adjusted for.

Table of contents

2 Letter to our shareholders
6 Board of Directors of Nestlé S.A.
8 Executive Board of Nestlé S.A.
10 Corporate Governance and Compliance
12 Creating Shared Value

16 Leadership in Nutrition, Health and Wellness
18 Nutrition, Health and Wellness for people with special nutritional requirements
26 Nutrition, Health and Wellness for everyday life
32 Nutrition, Health and Wellness across the product portfolio
40 The Nestlé Model Creating value through profitable growth
44 Flawless, efficient and effective execution
48 Pharmaceutical and cosmetics activities

50 Group performance
52 Financial review
62 Geographic data: people, factories and sales
64 The Nestlé story – all the way to Nutrition, Health and Wellness
66 Shareholder information

Annexes
Corporate Governance Report 2007

2007 Financial Statements

The Nestlé *Creating Shared Value* Report

The brands in italics are registered trademarks of the Nestlé Group

Highlights 2007

The leading Nutrition, Health and Wellness Company

Strategic priorities

- Acquisitions completed of Gerber and Novartis Medical Nutrition
- Nestlé Nutrition now has annualised sales of about CHF 11 billion
- Nestlé Professional founded to manage Nestlé's FoodServices business

Another year of delivery of the Nestlé Model

- Sales increased 9.2%, or CHF 9.1 billion to CHF 107.6 billion
- EBIT increased 12.9%, or CHF 1.7 billion to CHF 15 billion
- Organic growth of 7.4%; EBIT margin +50 basis points to 14%: the Nestlé Model
- Net profit increased 15.8%, or CHF 1.4 billion to CHF 10.6 billion
- Food and Beverages was the main contributor to growth and profitability

Cash flow improved and new Share Buy-Back launched

- Operating cash flow increased 15.1%, or CHF 1.7 billion to CHF 13.4 billion
- ROIC excluding goodwill increased by 100 basis points to 22.2%
- ROIC including goodwill increased by 50 basis points to 12.2%
- A CHF 25 billion three-year Share Buy-Back Programme launched
- Proposed dividend of CHF 12.20 per share, up 17.3%

2008: organic growth target of 5-6% and further improvement of the EBIT margin at constant currency – another year of delivery of the Nestlé Model
The Nestlé Model reconfirmed for the next ten years

Letter to our shareholders

Fellow shareholders,

I am delighted to be able to report to you on another year of delivery of the Nestlé Model, defined as the achievement of a high level of organic growth together with a sustainable improvement in EBIT margin. In 2007 organic growth was 7.4%, whilst the EBIT margin improved 50 basis points to 14% of sales. Over the twelve years that we have achieved the Nestlé Model, organic growth has averaged 5.9%, well within our target range of between 5% and 6%, and the EBIT margin has increased by an average of 35 basis points each year.

In 2007 total sales increased by 9.2% or CHF 9.1 billion to CHF 107.6 billion, exceeding for the first time the almost mystical barrier of CHF 100 billion, while the EBIT increased by CHF 1.7 billion from CHF 13.3 billion to CHF 15 billion. We also improved our working capital management, whilst our return on invested capital (ROIC) increased from 11.7% to 12.2% including goodwill, and from 21.2% to 22.2% excluding goodwill. This performance reflects a continued strong momentum in our business, which was already evident in 2006, and is all the more impressive in view of the weak USD and dramatic inflation in some key raw materials. Our Food and Beverages, Nutrition, Health and Wellness business was the main contributor to these results, but there was also a strong performance from Alcon, Galderma and Laboratoires innéov.

For the past few years I have updated you in this letter on Nestlé's transformation to the world's leading Nutrition, Health and Wellness Company. I am pleased, in this my final letter as both Chairman and Chief Executive, to be able to inform you that the major steps in that transformation have now been made. Key among these were the acquisitions of two businesses from Novartis, its Medical Nutrition division and the baby food business and iconic brand, Gerber. The first makes us the second largest, but only truly global Healthcare Nutrition company, whilst the second enhances our undisputed worldwide leadership in Infant Nutrition.

In 2008 Nestlé Nutrition will have annualised sales of about CHF 11 billion. It is a specialised nutrition business focused on products for people at the extremes of life, whether the newly born, the elderly, those with specific medical or health conditions, or extreme athletes. It is, by a significant margin, the world's largest specialised nutrition business, with an excellent growth perspective for both sales and profit.

I have always believed that it was important to have a strong, science-driven nutrition business at our core if we wanted to fully exploit the opportunity to enhance our business' nutritional potential. Today more than ever, we have that, and we will be able to leverage that nutritional know-how, those R&D break-throughs and consumer insights across our total Food and Beverages business for the benefit of all our consumers everywhere.

Those consumers range from the poorest to the wealthiest, from those who still cook traditional meals to those who seek greater convenience or are looking for specific alternatives with perceived consumer benefits and, of course, to those who like to eat out as much as they eat in. Each of these offers opportunities for us to provide high quality nutritious products, and it is our responsibility to do so regardless of where, or at what price point, we are selling our products. Those on lower incomes have an even greater need for highly nutritious food than those on higher incomes: their spending on food is not discretionary; it is often all they can afford.

We have designed specific strategies and organisations to realise each of these market opportunities. The lower income group is targeted through our Popularly Positioned Products (PPP) strategy, which seeks to deliver the right nutrition at the right price by engineering cost not just out of the product but also out of the whole business model. In 2007 our sales of PPP were about CHF 6 billion in Asia, Africa and Latin America out of a market that is estimated at about USD 70 billion. At the other end of the scale, we have a portfolio of successful premium brands, including *Nespresso, Mövenpick of Switzerland, Häagen-Dazs* and *S.Pellegrino,* and we believe that a premium strategy is applicable across all our product categories; good examples in Confectionery are the acquisition of Ruzskaya Confectionery Factory, owner of Russia's leading premium chocolate brand, *Comilfo,* and the collaboration with Pierre Marcolini, a leading Belgian confectioner, both announced in 2007.

We are implementing our Nutrition, Health and Wellness strategy in all our categories, using our own 60/40+ process to check that our products deliver both better taste and better nutrition than their competitor products. Our proprietary Branded Active Benefits (BABs), applied to products with sales of about CHF 4.4 billion in 2007, are at the heart of our strategy to enhance appropriate products with additional health benefits that consumers are seeking



for themselves or their children. Finally, we have reorganised our FoodServices business, focused on the out-of-home consumer, under the Nestlé Professional banner and have given it a new globally managed structure that provides it with greater focus, drive and effectiveness. One of Nestlé Professional's core competences is offering its customers added-value services, and this is an increasingly important area also for direct to consumer businesses such as Nespresso, Jenny Craig and Nestlé Nutrition Home Care.

These initiatives, together with our pre-eminence in the field of Nutrition, will ensure that Nestlé will not simply match the growth opportunity of demographics such as growing populations, increasing wealth and longer lives, but that it will clearly outpace that growth.

But the Nestlé Model is not just about growth; it is about sustainable profitable growth. Nestlé has made strides in improving its profitability over recent years, but remains rich with potential: some lies in the opportunities already mentioned, some within our structure. Our changing organisation, increasingly characterised by agile teams in each country, focused on their customers and consumers, understanding their local dynamics and able to move rapidly, seeks to realise that potential. These teams are supported by highly efficient manufacturing operations, as well as regional or global support structures for non core competence services. This means that the teams in the markets have more time to focus on their customers, consumers, products and brands.

GLOBE (Global Business Excellence) and, increasingly GNBS (Global Nestlé Business Services) are at the core of this transformation. GLOBE was never a savings programme, was always an enabler, and it is difficult, therefore, to attribute figures to it, but it is clear that we would not have been able to embark on our organisational transformation without GLOBE, nor to achieve the financial performance, at the same time as making the acquisitions and managing the transformation, that we have. Yet it is only now that we are starting to really benefit from the GLOBE implementation, with the improvement in working capital over the last two years of CHF 1.2 billion being one of many examples.

We continue to believe that our greatest opportunity to create value for our shareholders is through further transforming our Food and Beverages business into a Nutrition, Health and Wellness offering and by improving its performance further. We believe that we have the right strategy and initiatives in place to achieve this. This is not to say, however, that we are not looking for other opportunities for value creation. One such was the announcement in August of a multi-year CHF 25 billion Share Buy-Back Programme. This decision took into account our strong business momentum, our improving capital efficiency and future investment needs. It was taken in the knowledge that whilst we would lose our AAA debt rating, the strength of our balance sheet would ensure that we remained the "gold standard" for our industry.

Another driver of shareholder value creation is Corporate Governance. The Board of Nestlé embarked on a process to modernise the Articles of Association in 2005 and successfully proposed to the 2006 Annual General Meeting an amendment that would allow changes to those Articles. We then defeated a legal challenge in the first half of 2007 so that we are now able to propose to you a new set of Articles of Association. The Board believes that these Articles address the insights of our institutional investors, as well as those of our large contingent of private shareholders, and are in the Company's best interests.

The Nestlé Model is not just about growth; it is about sustainable profitable growth. Nestlé has made strides in improving its profitability over recent years, but remains rich with potential... We continue to believe that our greatest opportunity to create value for our shareholders is through further transforming our Food and Beverages business into a Nutrition, Health and Wellness offering and by improving its performance further. We believe we have the right strategy and initiatives in place to achieve this.

Following the 2008 Annual General Meeting, I will step down as Chief Executive to continue in the role of active, non-executive Chairman of the Board. I believe that in Paul Bulcke the Group will have an excellent new Chief Executive, with experience in both emerging and industrialised markets. He is a strong, pragmatic leader, suited to a period of strategic and operational consolidation and a furthering of our Nutrition, Health and Wellness strategy. The Board feels very confident in his capacity to continue Nestlé's successful transformation into the world's pre-eminent Nutrition, Health and Wellness company. Paul's election to the Board will be proposed to shareholders at the Annual General Meeting. It is intended to appoint him as "Administrateur délégué"/Chief Executive Officer of Nestlé and to have him take on his new responsibilities on that day.

Mr. Peter Böckli is retiring from the Board after the 2008 Annual General Meeting. I would like to thank him for his valuable commitment to Nestlé over the past 15 years and in particular for his contribution in the challenging role as Chairman of the Compensation and Nomination Committee. To replace Mr. Böckli's role as the "legal voice", the Board is proposing to shareholders to elect Dr. Beat W. Hess as a non-executive director. A Swiss national, Dr. Hess is the Group Legal Director of Royal Dutch Shell and a member of the company's Executive Committee, with expertise in intellectual property and compliance.

Paul Bulcke's successor as Head of Zone Americas is Paul Polman, previously Chief Financial Officer (CFO), who joined Nestlé in 2006 after a 26 year career with Procter & Gamble. Paul brought significant dynamism to the CFO role and is sure to do the same in Zone Americas, the biggest of our three geographic Zones. Paul has been replaced as CFO by James Singh, previously Head of Acquisitions and Business Development, who joined Nestlé in 1977. There are two other changes to the Executive Board. Richard T. Laube, already a member of the Executive Board, has been appointed Executive Vice President to reflect the importance and size of Nestlé Nutrition. John J. Harris, previously Head of Nestlé Purina for Europe, Asia, Oceania and Africa, has taken over from Carlo Donati as Executive Vice President, Nestlé Waters. Carlo Donati, after 35 years with the Company and assignments on three continents, has expressed the wish to retire. The Board thanks him warmly for his substantial contribution over the years.

I would like to end by thanking everyone at Nestlé for their contribution, not just in 2007, but during my whole tenure as Chief Executive. During that time, Nestlé's sales have grown 78% from CHF 60.5 billion to CHF 107.6 billion and our EBIT 142% from CHF 6.2 billion to CHF 15 billion. Our share price, since my appointment was announced, has increased 323% from CHF 122.90 to CHF 520.–. In the last twelve years our total shareholder return was 408%. These are numbers that put Nestlé at the forefront of the industry, and have to be seen in the context of a significant strategic and operational transformation, creating a solid basis for the delivery of the Nestlé Model for many years to come. This is a great tribute to everyone at Nestlé around the world, including many of our retirees, without whom it would not have been possible.

My thanks go to all our people who have, and will continue to enable Nestlé to enhance the quality of life for everyone everywhere by providing good food and, therefore, good life all around the world, and will do it in a way that creates value for our shareholders, but also creates value for all other stakeholders. This is our concept of "Creating Shared Value" and our proprietary answer for how to respond to the double challenge of shareholder value creation and corporate social responsibility. Thank you all!

Finally the outlook for 2008. The Group is confident of achieving the Nestlé Model, with organic growth between 5% and 6%, an improvement in EBIT margin in constant currencies and a further increase in capital efficiency. The Nestlé Model, combined with our ongoing ambitious Share Buy-Back Programme, will deliver strong earnings per share growth, resulting in industry-outperforming, long-term shareholder value creation.

Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

Board of Directors of Nestlé S.A.
at 31 December 2007

Helmut O. Maucher
Honorary Chairman

Board of Directors of Nestlé S.A.

	Term expires[1]
Peter Brabeck-Letmathe [2]	
Chairman and Chief Executive Officer	2012
Andreas Koopmann [2,3]	
1st Vice Chairman	
• CEO, Bobst Group SA	2008
Rolf Hänggi [2,4,5]	
2nd Vice Chairman	
• Chairman, Rüd, Blass & Cie AG, Bankers	2008
Edward George (Lord George) [2,3,5]	
• Former Governor of the Bank of England	2011
Kaspar Villiger [2,4,5]	
• Former Swiss government minister	2009
Jean-Pierre Meyers [4]	
• Vice Chairman, L'Oréal S.A.	2011
Peter Böckli [3]	
• Attorney-at-law	2008
André Kudelski [4]	
• Chairman and CEO, Kudelski Group	2011
Daniel Borel [3]	
• Co-founder and Chairman, Logitech International S.A.	2009
Carolina Müller-Möhl	
• President, Müller-Möhl Group	2009
Günter Blobel	
• Professor, The Rockefeller University	2009
Jean-René Fourtou	
• Chairman of the Supervisory Board, Vivendi	2011
Steven G. Hoch	
• Founder and Senior Partner, Highmount Capital	2011
Naïna Lal Kidwai	
• CEO, HSBC India and Country Head of HSBC Group Companies in India	2011

David P. Frick
Secretary to the Board

KPMG Klynveld Peat Marwick Goerdeler SA	
London and Zurich	
Independent auditors	2008

1 On the date of the Annual General Meeting
2 Chairman's and Corporate Governance Committee
3 Compensation and Nomination Committee
4 Audit Committee
5 Finance Committee

For further information on the Board of Directors please refer to the Corporate Governance Report 2007, enclosed


Peter Brabeck-Letmathe


Andreas Koopmann


Rolf Hänggi


Edward George (Lord George)


Kaspar Villiger


Jean-Pierre Meyers


Peter Böckli


André Kudelski


Daniel Borel


Carolina Müller-Möhl


Günter Blobel


Jean-René Fourtou


Steven G. Hoch


Naïna Lal Kidwai

Executive Board of Nestlé S.A.
at 31 December 2007

Peter Brabeck-Letmathe
Chairman and Chief Executive Officer

Members Executive Board

Francisco Castañer
EVP, Pharmaceutical and Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Lars Olofsson
EVP, Strategic Business Units, Marketing and Sales
Werner Bauer
EVP, Innovation, Technology, Research and Development
Frits van Dijk
EVP, Asia, Oceania, Africa, Middle East
Paul Bulcke
EVP, United States of America, Canada, Latin America, Caribbean
Carlo Donati
EVP, Nestlé Waters until 01.12.2007
Luis Cantarell
EVP, Europe
Paul Polman
EVP, Finance and Control, GLOBE, Global Nestlé Business Services, Legal, Intellectual Property, Tax
José Lopez
EVP, Operations
John J. Harris
EVP, Nestlé Waters as of 01.12.2007
Richard T. Laube
Deputy EVP, Nestlé Nutrition
Marc Caira
Deputy EVP, FoodServices Strategic Business Division
David P. Frick
SVP, Corporate Governance, Compliance and Corporate Services

(EVP: Executive Vice President; SVP: Senior Vice President)

Executive Board
(from left to right):
David P. Frick
John J. Harris
Carlo Donati
Werner Bauer
Francisco Castañer
Paul Polman
Paul Bulcke
Peter Brabeck-Letmathe
Luis Cantarell
Frits van Dijk
Lars Olofsson
Richard T. Laube
José Lopez
Marc Caira

For further information on the Executive Board, please refer to the Corporate Governance Report 2007, enclosed



Corporate Governance and Compliance

Corporate Governance

With respect to Corporate Governance, Nestlé pursues a strategy of being in line with proven best practice. In 2007, the Board continued the work on the revision of the Company's Articles of Association, which should come to a conclusion with a shareholder vote at the 2008 Annual General Meeting. This will bring to a close a process that started with a shareholder survey in 2005 and the decision thereafter of our shareholders to mandate the Board with a complete revision of the Articles. The survey, as well as our subsequent dialogue with many investors, revealed that opinions were divided on these issues, with our significant group of (largely Swiss) private investors in one camp and the (often foreign) institutional investors in the other. The new Articles take into account the interests and concerns of both groups.

Nestlé engaged in this process, among other things, because some key decisions of our shareholders required the presence of at least two-thirds of the total share capital and a majority of three-quarters of the shares represented. Other resolutions required that half of all the shares be represented. Today, around a third of our share capital is held by shareholders who are not listed in the share register and who consciously waive their right to vote at the General Meeting. As a result, it had become factually impossible for our shareholders to make changes to these important provisions of our Articles.

The Board, therefore, submitted a motion to the 2006 General Meeting designed to give shareholders the opportunity to amend the Articles. The motion was passed, with 98% of the votes cast in support, and the Board was instructed to draw up a proposal for the total revision of the Articles. Following the successful defence of a legal challenge against this shareholder decision, the Board will present the new Articles to the 2008 General Meeting for approval. The new Articles reflect the changed composition of our shareholders, balance the interests of the various shareholder groups and reflect developments in the legislative and corporate governance environment. Above all, they are in the best interests of the Company to create long-term, sustainable shareholder value.

Also in 2007, the Board concluded the process of selecting and appointing a new Chief Executive Officer. Mr. Paul Bulcke, previously Executive Vice President responsible for Zone Americas, will take on that role following the 2008 General Meeting. With the shareholders' approval he will be appointed by the Board as "Administrateur délégué", as per Nestlé's governance model. Mr. Brabeck-Letmathe will remain Chairman of the Board. In preparation for the hand-over, the Board undertook the revision of the Board Regulations to reflect the new governance structure providing for a separation of the roles of Chairman and Chief Executive Officer.

Compliance

Nestlé believes complying with laws and internal regulations ("Compliance") protects the Company's reputation and provides the basis for the creation of sustainable shared value. The Company pursues a zero tolerance strategy, yet a principles-based approach to Compliance. It has adopted a cross-functional set up of Compliance where a number of functions contribute to an integrated Compliance management. While responsibility and accountability for Compliance are assigned to the markets as per the Company's Custodian Concept, a corporate Compliance function and a cross-functional Group Compliance Committee define the framework, facilitate the coordination between the relevant support functions and drive key Compliance initiatives. In addition, the Company has established a Compliance network in the major markets and has replicated the Committee structure where appropriate.

Nestlé's Corporate Business Principles and our new Code of Business Conduct are our non-negotiable worldwide minimum standards which we observe in addition to complying with locally applicable legislation. While the Corporate Business Principles, which include our commitment to the ten principles of the UN Global Compact, will continue to evolve and adapt to a changing world, they contain our basic foundation unchanged from the origins of our Company. Together with our Management and Leadership Principles, they reflect the basic ideas of fairness, honesty and a general concern for people. In 2007, the

Company adopted a new Code of Business Conduct, which will help the continued implementation of the Corporate Business Principles by providing more specific guidance to our employees in key areas. Many other policies and standards complement this system.

At the operational level, CARE is Nestlé's audit program to verify, through independent auditors, that our operations comply with the Corporate Business Principles in the areas of human resources, safety, health and environment.

Shareholders by geography*

- o 32.7% USA
- o 31.0% Switzerland
- ● 9.9% United Kingdom
- ● 5.3% Germany
- o 3.0% France
- ● 18.1% Others



Distribution of Share Capital by geography*


60%
40%
20%
0%
1999 2000 2001 2002 2003 2004 2005 2006 2007

- o USA
- o Switzerland
- o United Kingdom
- ● Germany
- ● France

Share Capital by Investor Type*


70%
50%
30%
10%
1999 2000 2001 2002 2003 2004 2005 2006 2007

- o Institutions
- o Private Shareholders

* Percentage devised from total number of registered shares. Registered shares represent 64.1% of the total share capital. Statistics are rounded, as at 31.12.2007.

Creating Shared Value

Creating Shared Value is based on the simple truth that business and society are interdependent. As a profitable, responsible business, Nestlé respects people and the environment. We put long-term business development before short-term profit, with our investments bringing sustainable value for our business, our shareholders and society.

Reporting on shared value creation
Included with this Management Report is the Nestlé *Creating Shared Value* Report, covering Nestlé's impact on people and the planet. We first explored shared value in our 2005 report The Nestlé Concept of Corporate Social Responsibility as implemented in Latin America. Its authors, FSG Social Impact Advisors, led by Professor Mark Kramer of Harvard University's Kennedy School of Government, concluded that we are "in the front rank of companies that create real shared value for themselves and society at every step of their business process".

The accompanying *Creating Shared Value* Report examines in more detail Nestlé's global social and environmental performance. Our external advisers, including SustainAbility and AccountAbility, have since helped us to expand our global sustainability performance indicators, enabling us to measure our progress towards Nestlé targets and UN goals, and to identify and prioritise the business impacts of most concern to our stakeholders.

Societal and environmental benefits
Teaching vital skills in water management encourages sustainable practices. In partnership with UNDP, agricultural workers in Renata, Pakistan benefit from Nestlé sponsored training.

Rigorous testing assures the quality of milk produced in dairy farms for our finished products.
→



Creating Shared Value – Fundamental to our business strategy



UN Global Compact principles



One such issue is water. We do not own or operate farms, but we source agricultural raw materials from others. Therefore, sustainable water use is one of our main areas of environmental focus, with 675 agronomists helping farmers to improve their farming and water management practices. We continue to lower our direct water consumption, despite the growth of our business, and as a founding signatory of the UN CEO Water Mandate in July 2007, we also invited business leaders to address access to and scarcity of water.

Principles and governance
Our approach, enshrined in the Nestlé Corporate Business Principles, Management and Leadership Principles, and Consumer Communication Principles, incorporates the 10 UN Global Compact (UNGC) principles to which Nestlé is a member. Nestlé also supports – through over 120 initiatives – the UN Millennium Development Goals, which address pressing issues such as poverty, education and health in developing countries.

We support these principles and goals through our longstanding global policies on nutrition, marketing, environment and human resources. External standards such as ISO 14001 on environmental management and OHSAS 18001 on occupational health and safety also apply in our factories, and compliance is assured through independent, external audits.

Nestlé is governed by a Board of Directors, supported by senior management bodies including the Operations Sustainability Council, Compliance Committee, Audit Committee and Risk Management Committee. The Executive Board sets annual social and environmental performance targets, which are integrated into business and personal objectives, and embedded into team goals throughout our operations.

External recognition for our ongoing commitment can be found in our continued inclusion in the Dow Jones Sustainability Indices.

For further information, see the accompanying Nestlé *Creating Shared Value* Report.

Human rights
→ Support/respect the protection of internationally proclaimed human rights
→ Non-complicit in human rights abuses

Labour standards
→ Uphold freedom of association and the right to collective bargaining
→ Eliminate all forms of forced and compulsory labour
→ Effective abolition of child labour
→ Eliminate discrimination in employment and occupation

Environment
→ Support a precautionary approach to environmental challenges
→ Promote greater environmental responsibility
→ Encourage environmentally friendly technologies

Anti-corruption
→ Work against all forms of corruption, including extortion and bribery

Shared value minimises adverse business impacts along the value chain and maximises positive contributions to Nestlé, our shareholders and society.

Agriculture and sourcing



- Agricultural and local supplier development
- Purchasing practices (e.g. direct sourcing)
- Sustainable agriculture/supply chain approach
- Industry initiatives

Value to Nestlé: traceability; quality assurance; reliable supply; committed growers; improved cost management and sustainable returns on investment.
Value to society: scalable standards of economic, social and environmental sustainability.

Environment and manufacturing



- Environmental practices
- Labour health and safety
- Workforce development
- Food safety standards
- Distributor development

Value to Nestlé: increased production; reduced costs; reduced consumption of resources and generation of waste.
Value to society: fewer resources used; reduced environmental impact; employment opportunities.

Products and consumers


Nestle
Ideal

- New/reformulated products for Nutrition, Health and Wellness
- Increased knowledge of nutrition/health
- Base of the pyramid
- Public-private partnerships

Value to Nestlé: entry into new/growing markets; wider brand recognition; consumer trust; product and brand differentiation.
Value to society: access to range of affordable, nutritional products; increased awareness of health/nutrition issues.

Leadership in Nutrition, Health and Wellness

The past year has been a water-shed year for Nestlé. We have emerged as a changed company.

Nestlé today is not simply the world's largest Food and Beverages company. During the last few years, we have made the strategic transformation to become the world's leading Nutrition, Health and Wellness company.

- Nestlé is the industry leader in Nutrition, Health and Wellness, active in Nutrition, Beverages and Water, Dairy, Cereals, Culinary, Meals...
- Nestlé Nutrition is the world leader in specialised nutrition, with annualised sales of about CHF 11 billion
  - → The world leader in Infant Nutrition, Infant Formula and Baby Food
  - → The world number two in Healthcare Nutrition
  - → The world leader in science-based Performance Nutrition
  - → The North American leader in customised Weight Management
- Nestlé has the industry's largest R&D network and is the largest publisher of nutritional information for scientists
- The *Nutritional Compass*, on over 90% of packaging, gives clear nutritional information to consumers
- Nestlé funds research into nutrition in developing markets, as well as education programmes for schools

Nestlé
Good Food, Good Life

The Nestlé Research and Development organisation, encompassing the Nestlé Research Center and its extensive network of more than 300 external collaborations, is a leading research entity in food, nutrition and life sciences. The Nestlé Research Center is part of a global network of 5000 R&D scientists and technologists who work together to advance the frontiers of nutritional science. Through ongoing research and development, they ensure better taste and nutrition with products of the highest quality and safety to respond to consumer needs at every stage of life all over the world.



Science-based innovation for specific nutritional needs

Nutrition, Health and Wellness for people with special nutritional requirements

The Nestlé Group comprises an agile fleet of businesses, each strong and flexible, with its own crew and with its own skills. At the head of the fleet is the pioneer, Nestlé Nutrition, breaking new ground in specialised nutrition.

Our Nestlé Nutrition business enhances quality of life through innovative, science-based nutrition for people with specific needs. For example, Nestlé Nutrition's *Nutren Balance* bars are scientifically formulated to provide better glucose control for people with diabetes.

The role of Nestlé Nutrition

Nestlé Nutrition enhances the quality of life for consumers with special nutritional requirements – for example, babies, children, the elderly, those suffering from diseases, proactive health seekers, athletes and other sport competitors.

Nestlé Nutrition develops effective, scientifically-proven nutrition products with functional health benefits that meet people's nutritional needs at every stage of life and, in so doing, help them to live fuller, happier, healthier and longer lives.

While taste is important, the key driver for Nestlé Nutrition's more specialised nutrition products is to provide functional benefits that address specific conditions. Innovative science-based nutritional know-how backed by rigorous clinical studies creates nutritionally superior benefits versus competitors and helps build strongly differentiated brands.

A formidable force

Recent acquisitions (Jenny Craig in 2006, Novartis Medical Nutrition and Gerber in 2007) have made Nestlé Nutrition a formidable force. With annualised sales of about CHF 11 billion, it is the world leader in specialised nutrition by a significant margin, twice the size of its nearest competitor. While the acquisitions have added critical mass and created a stronger springboard for growth, more important are the competitive capabilities that they bring, enabling Nestlé Nutrition to break new ground with innovative specialised nutrition products and services that deliver clearly defined health benefits.

Gerber.

Leaders in Infant Nutrition

The acquisition of Gerber has extended Nestlé's global leadership in its fast-growing Infant Nutrition business and has brought with it considerable specialist scientific expertise. Scientists and nutritionists in the Gerber laboratory in Fremont, USA are world leaders in developing innovative baby and infant foods that meet the special needs of healthy growing children.

→

Nestlé Nutrition



Innovative nutritional benefits
for healthy growing children



Uniquely global

Nestlé Nutrition is the only truly global, specialised nutrition business, and has considerable commercial presence, capability and strength in over 100 countries. This geographical spread enables the business to market its products and services, and introduce new products, much more extensively than competitors.

Perfect strategic fit

Each acquisition fits perfectly with our nutrition, health and wellness strategy: Jenny Craig allows Nestlé to enter into the strategic area of weight management; Novartis Medical Nutrition to reinforce our position in healthcare nutrition; and Gerber to extend our leadership across key areas of infant nutrition. Together, they enable us to strengthen Nestlé Nutrition's competitive position in terms of geography and/or need states. Crucially, they bring performance-oriented skills and capabilities to enable Nestlé Nutrition to compete even more effectively. We warmly welcome all the people who have joined us. We have quickly found that we share a close cultural fit.

Out-performing the Nestlé Model

Each acquisition is a growing business in its own right. Each will contribute to the sustainability of the Nestlé Model. Indeed, Nestlé Nutrition's goal is to grow faster than the Nestlé Model, aiming for sustainable organic growth of 10% and EBIT margin of 20% or more.

World leader in Infant Nutrition

Nestlé Nutrition comprises four business units, each with a clear consumer focus and precisely targeted products and services that provide specific nutritional benefits.

The first is Infant Nutrition, which represents over 70% of Nestlé Nutrition's sales and is growing at a double-digit rate. In the footsteps of our founder Henri Nestlé, its role is to reduce infant mortality and help babies develop to their fullest potential. Nestlé products that improve infants' health not only make babies more comfortable and happy; they also make their mothers and fathers happier. Breast milk is the best choice for feeding an infant. However, for mothers who cannot or decide not to breastfeed, Nestlé Nutrition uses cutting edge research to offer optimum nutrition solutions for infant-feeding in the first year of life.

Infant Nutrition applies Gerber's "Start Healthy, Stay Healthy" concept across its portfolio. The product range includes infant formulas, infant cereals, meals and drinks. Infant formulas include speciality products for premature babies and babies with digestive problems. Those for healthy babies give increased protection against allergies. As babies develop and move on to solid foods, the range of products centres on providing the right nutrition at the right moment of growth to build a healthy foundation for life.

Wholesome snacking for toddlers

In North America, the *Graduates from Gerber* product line includes wholesome and nutritious meals, snacks and beverages that are designed specifically for toddlers. *Graduates Lil' Crunchies* are a tasty bite-sized snack made with 100% wholegrain corn. They have zero trans fat, no preservatives or artificial flavourings and 30% less sodium than the leading cheese flavoured snack.

Graduates Mini Fruits, with 100% real fruit but no artificial flavours, colours or preservatives, are available in organic varieties, and are a tasty way to give children a full serving of real fruit.

Gerber's product range includes infant formulas, infant cereals, meals and drinks.



Paediatric Specialities for infants with disorders

Alfaré is part of the Paediatric Specialities range for severely sick or malnourished children. Sold in over 40 countries, *Alfaré* is a hypoallergenic infant formula particularly designed for babies with digestion disorders, food intolerances and hypersensitivity. Its sister product *Althéra* is for infants with allergies to cow's milk and soy milk protein. Other products in the Paediatric Specialities range are for premature and low-birth-weight infants, and children with lactose malabsorption.


Nestlé Nutrition
Alfaré

Infant Formula that goes beyond complete nutrition

***Good Start* Natural Cultures provides complete nutrition for babies, but is also the first and only infant formula in the USA with probiotics. These good bacteria strengthen the baby's immune system, increase levels of antibodies, and support the natural protective barrier in the digestive tract. Other nutrients help eye and brain development. Nestlé was first to use probiotics in food products, and has collected over 2500 strains for screening and clinical studies.**


NEW!
IMMUNE SUPPORT
Nestlé
GOOD START
SUPREME
INFANT FORMULA WITH IRON
NATURAL CULTURES
To Support a Healthy Immune System

Functional infant cereals for digestive disturbances

Diarrhoea is a major health risk during the first two years of life, especially in developing countries. *Nestlé Nestum* Healthy Tummy rice cereal is a nutritionally balanced meal that includes our proprietary probiotics and prebiotics (*Bifidus BL* and *Prebio* [1]). Probiotics encourage the growth of beneficial gut microflora, to reduce the incidence and severity of diarrhoea. *Nestlé Nestum* Gentle Fibre oat cereal, also with *Prebio* [1] and *Bifidus BL,* is for infants with constipation. Oat grains and prunes provide a balanced meal with sufficient prebiotic fibre to relieve constipation. Both products ensure the intake of key nutrients for growth and help reinforce the infant's natural defences.


Nestlé
NESTUM

Nature's nutrition is best for baby

In France, *Nestlé NaturNes* harnesses the best of nature's goodness and applies Nestlé's nutritional expertise and knowledge of babies' development to support their healthy, natural growth. Recipes are designed to meet babies' nutritional needs for the optimal development of their body, mind and immune system. Naturally ripened ingredients are carefully grown and selected and strictly controlled with traceable origins. Nestlé's patent-pending new preparation and aseptic process retains all the nutrients and natural taste. As a result, *NaturNes* meets the twin challenge of best nutrition and most pleasant taste.


Dès
4-6
Nestlé
NaturNes
Carottes

Leadership in healthcare nutrition

HealthCare Nutrition is the second largest sector of the Nestlé Nutrition business, and like Infant Nutrition, has strong growth and margin expectations. It is currently the world's number two healthcare nutrition business, but growing fast and on the way to market leadership.

Its role is to help people with specific nutritional deficiencies, disease states and health conditions such as diabetes, cancer and Crohn's disease to improve and live as normally as possible.

Breaking new ground in performance nutrition

Performance Nutrition is the division's third business, a smaller specialised sector. Its role is to provide relevant nutrition to those who participate and compete seriously in sports. The product range includes energy bars, sports drinks, proteins and other supplements. Cutting-edge sports nutrition research has led to newly formulated products that improve endurance by 8%.

In 2007, powered by *PowerBar* and *C2Max,* Haile Gebreselassie beat the world marathon record by 28 seconds in Berlin – 26.2 miles in 2 hours, 4 minutes, 26 seconds.

British triathlete Chrissie Wellington won the Ironman World Championships in Hawaii, fuelled by *PowerBar* and *C2Max* gels.


HAILE


107

HealthCare Nutrition's products focus on six areas:



→ Critical care, surgery and gastro-intestinal – providing patients with immune enhancing formulas and nutrients in their most easily digestible form.

→ Oncology – helping cancer patients through their treatment and recovery phase.

→ Paediatrics – helping children to manage chronic conditions such as Crohn's disease or Cystic Fibrosis.

→ Obesity and diabetes – helping diabetics to manage blood glucose and weight, and reduce potential co-morbidities.

→ Proactive health-seekers – helping consumers who are seeking a nutritional solution to prevent or manage nutritional deficiencies.

→ Frail and elderly – helping them to remain independent and fight the negative effects of malnutrition and dysphagia, and manage associated co-morbidities such as cognitive decline.

Helping intensive care patients

Patients in intensive care units experience problems with nutrition tolerance and absorption. *PeptamenAF* is a nutritionally complete formula for tube feeding or oral nutrition and helps modulate inflammatory response in critical patients.

The *Modulis* range is a world's first in enteral nutrition: it enables personalised prescriptions of various macro and micro-nutriments. *Modulis* AntiOx and Amino5 are designed to provide intensive care patients with essential nutrition, while limiting inflammatory response, fighting oxidative stress, contributing to protein synthesis and improving immune defences.


PeptamenAF
EPA & DHA
UNFLAVORED
300
Nestlé Nutrition

Products for cancer patients

Depending on the severity of their condition, cancer patients can be under oral nutrition or tube feeding, either in hospital or at home, where they can benefit from Nestlé Home Care. The launch of *Clinutren Protect* reinforces Nestlé Nutrition's position in nutritional intervention in oncology, by offering an innovative oral nutrition solution with specific ingredients for patients undergoing chemo/radio therapy with a risk of mucositis.

Impact is a clinically-proven oral or tube-feeding solution that results in fewer post-operative infections, improved wound healing and better nutrition for faster recovery.


oral
IMPACT

Helping ill patients with nutritional supplements

As a result of illness – or its treatment – many patients experience decreased appetite and risk malnutrition or weight loss. *Clinutren* is a range of easy-to-digest oral nutritional supplements. They have an appealing taste and are a good source of important vitamins and minerals. Rich in calories, they enhance energy and support weight gain. High protein content builds muscle and promotes recovery.


Clinutren
1.5
Nestlé Nutrition

Helping athletes optimise performance

The *PowerBar* range of products (energy bars, gels and sports drinks) has been re-launched with the innovative *PowerBar* Performance System: step 1 "Energise" for pre-workout energy, step 2 "Refuel" for in-game fuel, step 3 "Rebuild" for post-workout nutrition. A specific ratio of glucose and fructose carbohydrates improves endurance performance. Amino acid-rich protein aids muscle repair. Quick-digesting carbohydrates speed up glycogen restoration. Sodium brings rapid, efficient re-hydration.



Tackling obesity through a personalised weight management programme
By 2020, it is estimated that obesity will affect more people than malnutrition. Jenny Craig, the fourth business in the division, is our Weight Management business and brand that helps overweight and obese people to lose weight and keep it off. There are over 600 Jenny Craig centres in six countries, including USA, Canada and Australia, where consumers receive one-on-one advice from 2000 consultants. Tailor-made programmes comprise personalised, calorie-controlled, nutritionally-balanced meals. Jenny Craig joined Nestlé Nutrition in 2006 and achieved double-digit growth in 2007.

The ultimate convenience in weight management
Jenny Direct was started in 1995 to enable clients to access the *Jenny Craig* Weight Management programme from their own homes. Nutritional and lifestyle advice is given on the *Jenny Direct* website and by telephone. *Jenny Craig* calorie and portion-controlled meals are delivered direct to the client's home. *Jenny Direct* has proven to be an outstanding success with sales more than doubling over the last three years. Some 7000 clients are benefiting each week.

A flourishing service sector
10% of Nestlé Nutrition's sales come from services such as *Gerber Life,* or combining products with services such as *Jenny Craig*. As with other service-oriented businesses in Nestlé, such as *Nespresso*, they are proving to be highly effective models for value creation.

Bigger, better, bolder innovations
Our acquisitions have complemented our R&D capabilities, leading to an increase in R&D investment and a stronger innovation and renovation pipeline. The amount we invest in R&D far exceeds our competitors. Our expertise stretches beyond Nestlé Nutrition and positively affects the entire Nestlé portfolio. In effect, it is the "science engine" that drives the Nestlé business.

Affordable financial security for children
With a 70% market share, *Gerber Life* is North America's leader in juvenile life insurance. *Gerber Life's Grow-Up* brand of children's life insurance is a low cost means for parents and grandparents to help provide long term financial security for their children and grandchildren. Its whole life protection doubles in coverage at age 21 with no increase in premiums. Founded 40 years ago, *Gerber Life* now protects over three million lives and has more than USD 33 billion of life insurance coverage in force.


The Grow-Up Plan

Optifast – clinically proven long-term weight loss
84 clinical trials in the USA have shown how effective the *Optifast* weight loss programme is. Studies of 20000 patients showed a 21% average weight loss (52 lbs). The programme's unique structure first activates weight loss with the *Optifast* full meal replacement diet. This is followed by six weeks' transition to regular foods. Weekly education sessions cover nutrition, diet, exercise and long-term lifestyle modification. Regular medical monitoring ensures safe and rapid weight loss.

Weight management is a growth business: *Optifast* in the USA has grown 14% on average in each of the last three years.


OPTIFAST
imagine the difference





Our strategy is to develop "bigger, better, bolder" innovations that build bigger, better brands. Our highly disciplined R&D process creates solutions that answer three questions: What is needed by consumers? What is technically and scientifically possible? What is commercially achievable?

Nestlé Nutrition's R&D pipeline includes more than 60 projects supported by over 60 clinical and human studies. To protect its intellectual property, Nestlé Nutrition has over 1000 granted patents, and that number is continuously on the increase. More than 100 projects are getting ready for launch in the next 18 months in over 100 countries.

Cross-fertilisation between Nestlé businesses helps to inspire greater innovation. Nestlé Nutrition works with the Group's Product Technology Centres, gaining access to all the proprietary science and innovation in Nestlé. The learning and know-how gained at Nestlé Nutrition is also transferred to our other businesses, for example through Branded Active Benefits (BABs).

Nestlé Nutrition has 25 partnerships with universities, research institutes, bio-tech start-ups, and specialist suppliers, working in areas such as genomics, proteomics and metabolomics. One partnership is developing the world's leading diet and brain research programme. Another is studying the genetic background of individuals and its role in pre-disposition to food-related diseases such as obesity and diabetes.

Bigger opportunities, bolder initiatives, better execution

The recent launch of *NAN* infant formula has set a precedent for future launches. It was successfully launched in more than 50 countries within 18 months, and has quickly become one of our "billionaire" brands. Rolling out innovations to more consumers in more markets means bigger innovation. Dramatically improving consumer benefits means better innovation. Our new *NAN* infant formulae are clinically proven to enhance the baby's immune defences and, as a result, to significantly prevent gastrointestinal infections and, in the case of our *NAN H.A.* hypoallergenic formulae, also to reduce the risk of allergies by 50%.

Working with the medical profession
Nestlé Nutrition's 3600 medical delegates work with doctors, nurses and dietitians to provide relevant information, products and services to help their patients.

Sharing science-based knowledge
The Nestlé Nutrition Institute is a medical and scientific network providing health professionals outside Nestlé with current and appropriate nutritional education, information and tools. It partners leading health and nutrition institutes around the world, and fosters nutrition research and education in the fields of paediatric, clinical and performance nutrition. It is the world's largest publisher of nutritional information for scientists. Its workshops and symposia have been bringing together leading scientists and clinicians from around the world for over 25 years.

Nutrition, Health and Wellness for everyday life

Our Food and Beverage products enhance consumers' lives, because of the enjoyment and social pleasure of eating together, but also because of their contribution to personal health, nutrition and wellness.

We sell over a billion products around the world daily, realising our Nutrition, Health and Wellness strategy of contributing to people's quality of life by making good food better – bringing our consumers "Good Food, Good Life".

Making what is good even better

Many of Nestlé's chosen product categories are inherently healthy and therefore have considerable potential for continued growth. They are also excellent carriers of additional nutritional benefits. By applying our nutritional science, we are able to make what is already good even better.

Driving nutritional superiority with 60/40+

60/40+ is a unique programme and set of tools that works to optimise the taste preference and nutritional superiority of our products. The 60/40+ name derives from our objective for our products to have a nutritional "plus" while still winning at least 60% of consumers in a preference taste test against direct competitor products. Set up in 2004, it has helped transform our product portfolio and is a major influence on product innovations. We put about 20% of our relevant sales through 60/40+ testing each year.

60/40+ extends across all our Food and Beverage categories and is supported by 325 60/40+ managers, nutritionists and Nutrition, Health and Wellness managers.

Locally produced for local consumers

Over 90% of Nestlé products sold in China are made in China. Our R&D Centre in Shanghai uses local insight, including knowlege of Chinese functional ingredients, to help ensure that product formulations meet the needs of families for high quality, enjoyable and tasty foods which provide the appropriate nutrition at an affordable price.

→


World class expertise
Local insight

Out-performing on taste and nutrition
We are driving Nutrition, Health and Wellness across all our product categories, but there is still potential to do more. In some categories we are further ahead, but in every category we have products delivering a taste and nutrition performance, not only above market average, but also above our nearest competitor.

Improving the nutritional foundation
There are many ways to improve the nutritional foundation of our products. We do it by reducing salt, sugar and trans fatty acids, and by adding whole grains, BABs, and micronutrients such as vitamins, minerals and trace elements (e.g. more calcium, Omega-3s, antioxidants, etc.). We are facilitating good digestion with prebiotics, probiotics, fibres and whole grains. We are facilitating weight management via calorie management (less fat, less sugar) and no-fat cooking.

Branded Active Benefits (BABs) – enhancing health benefits
Nestlé's Branded Active Benefits are physiologically active food components that are incorporated into products to provide consumers with a complementary health benefit – in addition to the good taste and normal nutrient content of the product itself.

So far, 13 individual BABs have been developed and are being used in hundreds of products – across different categories and brands – to improve digestive health, immune defences, weight management, physical and mental development and healthy ageing. Examples include *Actigen-E* to optimise the release of energy, *Calci-N* for stronger bones and teeth and *Calci-Lock* to reduce bone loss, especially in post-menopausal women.

Not only do they provide a clear competitive, proprietary advantage, they also add value and enhance profit. Products with BABs contribute to sales of more than CHF 4 billion.

Reaching out in developing markets
Our responsibility is to make good nutritious food available and accessible to everyone, everywhere – including developing or emerging countries, for example in Africa and Asia where, for many, their food spend is not discretionary. Our "Popularly Positioned Products" (PPP) bring best quality, highly nutritious foods and beverages within reach of billions of people at the "base of the pyramid". Their incomes are comparatively low, yet sufficient to provide spending power on trusted products that contribute to improving their quality of life.

Premiumisation
At the other end of the product spectrum, products and brands that offer clear premium consumer values, be it in quality, service or convenience, offer scope for even higher margins. An example is in PetCare, where we have launched *Purina Gourmet Diamant* in Europe and *Fancy Feast Elegant Medleys* in North America.

Indeed, the constant upward movement in the economic pyramid stimulates demand for products that go further and further beyond simple sustenance to include more and more added-value benefits that in turn generate higher margins. This trend benefits our premium and super-premium brands.

Accessibility means affordable low prices and taking our products to where consumers live. We sell them in street markets, from mobile vending carts, or "door-to-door". Our "PPP" sales are growing profitably at an annual rate of 27%.






MAGGI TABLETTE
MAGGI

Maggi cubes
In Central and West Africa, 65 million *Maggi* bouillon cubes are sold every day. For affordability, they are sold individually at extremely low cost. They are widely distributed in neighbourhood stores and by local women, achieving 45% penetration in rural areas. Above all, they address micronutrient deficiencies. Iodine is important for brain development and is also a tastier alternative to salt.

Bear Brand
30% of the world population is anaemic. 35% has insufficient iodine in their diet. Half a million children go blind each year as a result of vitamin A deficiency. By adding low-cost micronutrients in the form of vitamins, minerals and trace elements, Nestlé "PPP" products, such as *Bear Brand* in the Philippines, address the most prevalent deficiencies at affordable prices. Lower-cost alternative sources (soya, dhal, cereals, etc.) provide vital proteins.





Advertising to consumers

Nestlé Principles concerning appropriate communication with consumers have been a part of the Nestlé Corporate Business Principles since they were first published in 1999, and are required reading for all marketing staff and advertising agencies globally. These principles include specific criteria for communication with children, aimed at encouraging moderation, healthy dietary habits and physical activity, not undermining the authority of parents or creating unrealistic expectations of popularity or success. They were further strengthened in 2007 with two new provisions: no advertising or marketing activity directed at children under 6 years, and advertising for children from 6 to 12 years must be restricted to products with a nutritional profile which helps children achieve a healthy balanced diet, including clear limits for such ingredients as sugar, salt and fat.

Consumer communication and education – encouraging a balanced diet

Nestlé runs or is involved with many educational programmes directed at adults and children, all over the world, that include advice and information about nutrition and a healthy balanced diet.

Our most important communication initiative is the inclusion of the *Nutritional Compass* on our packs. Packaging is the perfect medium for nutritional information as it reaches the consumer at significantly relevant moments: at the point of purchase, at the point of preparation or at the point of consumption.

We call it a "compass" as it helps people to navigate their way to a healthy, balanced diet, to know where they stand, where they want to go, and how to find their way. It does this in four ways: a standardised nutrient content table; a "good to know" panel that further explains nutritional aspects; a "good to remember" panel with health tips; and a "good to talk" panel with contact details, which contributed to over 10 million calls received by our Consumer Services teams and nutritionists in 2007.

Applying nutritional benefits more widely through cross-fertilisation

Nestlé Nutrition's use of probiotics – beneficial bacteria that strengthen the immune system – have helped Laboratoires innéov, our joint venture with L'Oréal, to strengthen the cellular defences of the skin in its range of skin protection products. Similarly, experience from using probiotics in Infant Nutrition has been transferred to our dairy products for growing children and adults. Our research in nutrigenomics has led to a *Purina* product for dogs with osteoarthritis.

Superior science and research

Our commitment to research puts nutrition at the heart of Nestlé. Superior science, nutrition research and technology drive innovation around nutrition, health and wellness. Science-based research leads to proprietary, protectable, patented and perceivably better products.

We invested about CHF 1.9 billion in research in 2007. We have about 5000 people working in R&D with 300 PhD scientists working at the Nestlé Research Center alone. We also have our own venture funds investing in food science, and have created partnerships with suppliers, pharmaceutical companies and others to ensure that we have the broadest exposure to R&D and science in the industry.




Nutritional Compass

→ The *Nutritional Compass* was launched in 2005 and is now on almost all our products around the world.


INGREDIENT: MILK


Maklumat Pemakanan


Good to talk

Nutrition, Health and Wellness: our values

Positive Nutrition

- We are committed to increasing the nutritional value of our products whilst improving taste and pleasure.
- We believe in a balanced healthy lifestyle and eating habits, and actively support their promotion.

Moderation

- We believe in variety and moderation of consumption to achieve a balanced healthy diet.
- We discourage over-consumption.

Authenticity and Transparency

- We are committed to provide factual and transparent nutrition and health information in all our communication.
- We will always encourage and empower consumers to make informed decisions about their diet and lifestyle.
- We believe that science and research are the foundation on which we can satisfy the consumer need for nutrition, variety, taste and convenience.

Nutrition, Health and Wellness across the product portfolio

Our Nutrition, Health and Wellness strategy is all about enhancing the consumer benefits inherent in our products and ensuring that those benefits are simply and clearly communicated. It differentiates our products from those of our competitors and imbues our brands with greater relevance and appeal to consumers. It is the goal of this strategy to make available highly nutritious products every day to billions of people all over the world.

Consumers are willing to pay more for brands which they perceive to be higher quality, more relevant and a better choice for their lifestyles. We believe that by improving the quality of life for our consumers, we will also improve the returns for our investors.

Our "billionaire brands" are built on strong, loyal relationships with consumers, based on providing relevant benefits and solutions. They tend to grow faster than their category, proving their in-built superiority. They remain the primary focus of our nutrition, health and wellness efforts.

In the following pages, we feature examples from all our product categories.

Nestlé's billionaire brands

These brands have annual sales in excess of CHF 1 billion. Our Food and Beverages billionaire brands account for about 70% of our Food and Beverages sales. Many of them are multi-billionaires, including *Nescafé, Purina, Maggi* and the recently acquired *Gerber.*

→

[1] *Nestea* measured on retail value.
[2] In Nutrition, the *Nestlé* brand has sales in excess of CHF 1 billion in both the Infant Nutrition and Baby Food categories.

Nestlé's billionaire brands

Prepared dishes and cooking aids

Maggi
Herta
Hot Pockets
Buitoni
Stouffer's
Lean Cuisine

Beverages [1]

Nescafé
Nespresso
Milo
Nesquik
Nestea

Confectionery

KitKat
Nestlé

Ice cream

Nestlé Ice Cream
Dreyer's
Edy's

Water

Nestlé Pure Life
Poland Spring Natural Spring Water

Nutrition [2]

Nestlé
Nestlé
NAN
Gerber

Milk products

Nido
Carnation
Coffee-mate
Nestlé

PetCare

Purina
Purina Dog Chow
Purina Friskies

Pharma

Alcon
Galderma

Beverages – coffees that contribute to health and wellness
For many people, a cup of coffee is vital for their overall well-being. In the context of Nutrition, Health and Wellness, we provide decaffeinated – or less caffeine – varieties, and sugar and fat-free alternatives.

We are also the first to market coffees such as *Nescafé Protect* with added nutritional and health benefits – over and above the inherent antioxidants that are increasingly recognised for their benefits. Our *Nescafé Body Partner* coffee mixes are exceptionally quick and easy to prepare and include functional ingredients such as added antioxidants, cereals, high-calcium milk and ginseng.

Beverages – Nutrition, Health and Wellness for growing children
Our chocolate and malt milk products, *Nesquik, Milo* and *Nescau* encourage children to drink more milk and benefit from its inherent goodness, especially as a natural source of calcium for the development of healthy bones and teeth. Further nutritional benefits and added vitamins and minerals make these brands more pertinent in a healthy balanced diet.

Water – essential to life
At Nestlé Waters, our Nutrition, Health and Wellness strategy is two-fold. In European countries and the USA, for example, our concern is to meet the combined needs of health, well-being and pleasure. In emerging markets in Asia, Africa and Latin America, our concern is to make safe, healthy water readily available and accessible.

Water is essential for the body to function correctly. It is a calorie-free drink which is immediately assimilated by the body, keeping it hydrated at the optimum level without providing any superfluous energy. Natural mineral waters are also rich in important minerals such as calcium and magnesium.

Nestlé Waters' 72 brands account for about 10% of Nestlé sales. Among them, *Hépar* has the highest magnesium content of any mineral water in France. In China, the unique formulation of *Nestlé Energy-E* boosts both physical and mental performance. In the USA, *Poland Spring* and *Deer Park* offer fluoride-enriched water for children, and *Nestlé Pure Life* is sold in 25% of school cafeterias.

Milk products and Ice cream – a pillar of nutrition
Milk is a baby's first food and continues as a pillar of nutrition at every stage of life. In this context, our range of dairy products is a major contributor to Nutrition, Health and Wellness. Our aim in all we do is to combine wholesome goodness, pleasurable nutrition and healthy enjoyment.

Our main focus is on providing functional benefits that address consumers' everyday nutritional deficiencies and health concerns. For example, in the 1-6 year old children's category, *Nido* is the world's leading brand of powdered milk, offering probiotics (Lactobacillus *Protectus*) and BABs which strengthen the child's defence system against harmful germs and bad bacteria. In the adult category, *Nesvita* and *Svelty* functional milks and yogurts offer a complete range of functional benefits, from smoother digestion and weight management to bone and heart health. In the canned liquid milks category, we have developed many healthier options such as *Milkmaid* condensed milk with 50% fewer calories and *Carnation* soy evaporated milk.

All over the world, coffee is consumed by billions of people every day. Over 4000 cups of *Nescafé* are drunk every second! Globally, in a market with dozens of brands, *Nescafé* is by far the largest, accounting for 23% of global coffee consumption. *Nespresso,* selling direct to consumers, is one of the fastest-growing brands in the Nestlé Group (up 40% in 2007).





Nesquik

Nesquik in the USA has been reformulated with 25% less sugar than its next competitor, yet it still out-performs on 60/40 taste preference. It has the "+" of providing 100 mg more calcium per serving.

Nescafé Protect

***Nescafé Protect*, launched in Mexico and a number of Asian countries, is one of our "Good for you" coffee solutions in our *Body Partner* range. It has a superb, mild and smooth taste. What makes it even more special is its unique blend of roasted beans and green beans. A proprietary process preserves the chlorogenic acids and polyphenols to give it three times more antioxidants than green tea. The resulting "cup of goodness" helps fight against free radicals, one of the main causes of ageing.**


NESCAFÉ


Nestlé
MILO

Milo

In Malaysia, *Milo* is in effect the national drink for children – selling considerably more than any soft drink. Proprietary technology has led to a new malt process that improves the carbohydrate mix which, together with *Actigen-E*, optimises energy release.



Contrex

Contrex is a French mineral water naturally rich in calcium, helping bone structure and its upkeep. 1.5 litres provides 81% of the daily recommended amount for adults. Since 1954 it has been the favourite of France's weight-conscious women. Now it is enjoyed in more than 40 countries. In the USA it is sold in natural foods stores, spas and beauty salons.

Breakfast cereals – bringing wellness to breakfast
All Nestlé breakfast cereals contain the wholesome goodness of whole grain, helping to reduce cholesterol and the risk of heart disease as well as diabetes and cancer. Low in fat and with fibre-rich bran, they also contribute to healthy body weight. Most of our cereals contain no added sugar and salt at all, and we've removed partially hydrogenated fats completely. *Shredded Wheat* is made with just one ingredient: whole grain wheat.

Cereals are also excellent carriers of additional nutritional benefits. Our proprietary BABs provide complex carbohydrates that release energy slowly, helping children at school with improved concentration; or add calcium for strong bones; or extra vitamins and minerals to help strengthen the immune system.

Ice cream – enhancing special moments
Our strategy is to create consumers' preferred brands through a variety of products that give incomparable ice cream pleasure that they can feel good about.

One of our greatest successes has been the launch of our "60% milk" take-home ice-cream in Chile which gives consumers stronger nutritional values and the pleasure of a creamier taste. We have also improved nutritional profiles by reducing levels of sugar and fat. The *Skinny Cow* low fat chocolate with fudge ice-cream is 96% fat free, has no trans fat and is just 150 calories per serving. We have also launched products for specific health-related needs such as "no lactose" ice-cream in Finland, and have enriched our products with vitamins, minerals and BABs, such as *Nesquik* ice-cream with *Calci-N*.

Prepared dishes and cooking aids – helping consumers to eat tasty nutritious meals, every day
The Nutrition, Health and Wellness strategy for our food brands is to be the consumers' trusted partner by helping them to prepare and eat tasty and balanced meals every day. In this context, our food products divide into three areas.

First, those that deliver great taste and nutritional reassurance. For example, our new recipe *Maggi* Lasagne à la Bolognaise in France uses 100% natural ingredients, no preservatives, 26% less salt and 28% less fat. It out-performs on 60/40+ and achieved a 15% sales increase in 2007.

Second, those that are great tasting and address specific nutritional needs. In India, instant noodles are a very popular snack but consumers are looking for more nutritional variants. *Maggi* Rice Noodles Mania is a balanced snack solution with rice benefits, 35% less salt, 30% less fat, and higher protein and added vegetables. It has achieved 3% market share and its launch has provided added impetus to the whole *Maggi* range.

Third, those that provide complete meal solutions and address a specific health-related need. *Lean Cuisine* "Steam" in Australia helps people with their weight and body management. With an average 400 calories per serving, each meal is 97% fat free, contains one serving of vegetables and is free from artificial colours, flavours or preservatives. A 60/40+ consumer preference of over 80% has led to 12% market share within three months of its launch.

In South African townships, *Nestlé Pure Life* is sold from kiosks which also act as supply points for street vendors from neighbourhood areas. It ensures safe healthy water, it creates jobs, and it contributes profitable growth for Nestlé: some 200 million bottles were sold during a six month period.




Nestlé

Nesvita and *Cerevita*

Nesvita and *Cerevita* healthy cereal drinks and porridges offer nutritious energy and digestion for children and adults in Asia, Africa and Latin America. The inclusion of BABs, such as *ActiCol*, helps to lower plasma cholesterol – a risk factor for cardiovascular disease – and *ActiFibras* – which contains maltodextrins, calcium and vitamins – aids digestion and reduces constipation.


mit VOLLKORN
Nestlé
Fitness
& Fruits

Nestlé Fitness

Nestlé Fitness is a healthy, 99% fat-free cereal that in one serving provides 50% of the recommended daily allowance of eight vitamins and 20% of the recommended daily allowance of iron. It's one of our leading breakfast cereal brands, selling in over 50 countries across Europe, Asia and Latin America.

***Mövenpick* "Eis Conchiert"**

Our Low Temperature Freezing (LTF) technology has led to *Nestlé* ice-creams with 50% less fat and 30% fewer calories that taste as rich and creamy as full-fat equivalents. First launched in the USA on the *Dreyer's Slow Churned* brand, they have been an unprecedented success, with sales equal to the standard range. Recent product extensions include *Slow Churned* Yogurt Blend and No Sugar Added. In Europe, our LTF ice-creams have continued to grow in their second year thanks to successful new product launches for *Mövenpick* "Eis Conchiert" in Germany, and additional flavours for *La Laitière* "Lentement Fouettée" in France.


MÖVENPICK
BOURBON
VANILLE


Herta
S'ENGAGE
CHARTE QUALITÉ
GARANTIR
LE MÊME GOÛT
AVEC 25%
DE SEL
EN MOINS*.
Herta

Herta

Herta in France now offers as many as 25 specific product-related quality commitments, all controlled by an independent agency. These cover quality issues, for instance the exclusive use of fresh meat for ham or the use of 100% natural ingredients in soups; and food safety issues such as the selection of meat suppliers, breeding conditions, and traceability. Recent additions include nutritional claims such as fat and salt reductions. This commitment and expression of superiority versus competitors has led to strong sales growth and has enabled the brand to join our billionaire club.

Confectionery – developing healthier products
Confectionery is first and foremost a treat, but that in no way means it is exempt from Nestlé's Nutrition, Health and Wellness drive. In this context, we provide great tasting and nutritionally responsible products with healthier options, combined with clear information so that people can enjoy confectionery as part of a healthy, balanced diet and lifestyle.

In Latin America, *Nestlé Bocaditos* (Pillows) are light indulgence chocolate snacks made with healthy ingredients – corn, wheat and cereal pieces with fibre – coated with chocolate or yogurt, and with strawberry, tropical fruit or strawberry yogurt fillings.

In Australia, Nestlé is backing the "switch to dark" chocolate campaign which highlights the health benefits of consuming dark chocolate in moderation. Dark chocolate is rich in antioxidants. The website www.switchtodark.com includes facts and figures, clinical papers and healthy eating tips.

FoodServices – extending nutritional benefits out-of-home
Our vision is to be world leader in value-added Nutrition, Health and Wellness solutions in the FoodServices industry. With more out-of-home eating, more travel, more schools, hospitals and retirement homes, our FoodServices business, which already accounts for nearly 7% of Nestlé sales, is poised for growth. With this in mind, we announced in 2007 the creation of Nestlé Professional, a new globally managed FoodServices business. We believe that this new structure will bring greater focus, drive and effectiveness.

Strategic initiatives include nutrition screening of key products to ensure the right levels of health sensitive nutrients, and the use of ingredients with an intrinsic nutritional value and/or low levels of salt, fat or sugar. BABs and nutrient fortification meet specific consumer needs. The *Nestlé Nutritional Compass* is applied to packaging. Nutritional services include call centres and nutritional training for customers.

In all these ways, Nestlé Professional is bringing Nutrition, Health and Wellness to children, recovering patients, the elderly, business travellers and holiday-makers in channels such as schools, hospitals and nursing homes, airports, hotels and restaurants. A specific example is *Nestlé Nesvita* soy drink which is naturally rich in calcium, protein and phytosterols, and is sold in McDonald's in Malaysia.

PetCare – bringing Nutrition, Health and Wellness to pets
For more than 85 years, Nestlé Purina's mission has been to make the world a better place for pets. Consumer understanding, R&D, validation (including 60/40+) and quality assurance apply equally to our petcare products. Hundreds of Purina scientists, nutritionists and researchers carry out over 20 000 taste tests each year. They focus on helping pets to live better, longer lives by creating pet foods that can improve the balance of beneficial bacteria for optimal digestion, enhance lean body mass through proprietary ingredients, help boost the immune system, or slow the effects of ageing.

Purina Cat Chow Naturals is a premium dry cat food made with natural ingredients cats love, like chicken and salmon, whole grains and leafy greens. All ingredients in *Naturals* are free of added artificial flavours and preservatives, and its natural fibre blend helps control hairballs. This new formula exemplifies total cat and owner wellness through physical and emotional health. The *Naturals* line extension was launched in the USA in 2006 and brought 4.8 million new users into the *Purina Cat Chow* franchise. Since the product launch, *Naturals* sales have represented 60% of *Purina Cat Chow's* total growth.

Nutripro
Our Nutripro nutrition magazine is published quarterly in several languages. A CD is sent to our markets to enable adaptation to meet local customer and operator needs. It is the first nutrition magazine which is modifiable to serve global needs in the FoodServices industry.




NQ
Nutrition is
business at

<u>*Trencito Milki*</u>
Launched in several Latin American countries, *Trencito Milki* (Snow White) is a nutritious snack that encourages children's milk consumption. It is a chocolate that turns into milk in the mouth. It uses special sintering technology to enrobe the powdered milk centre with milk or white chocolate.

<u>Nutritional Quotient</u>
In 2007 we launched a nutrition training programme called NQ, for Nutritional Quotient, to help our employees make healthier eating choices and to further contribute to our Nutrition, Health and Wellness strategy through improved identification of business opportunities, innovation and renovation and stronger consumer communications. It includes business cases and interactive games addressing specific product category challenges, and is being rolled out globally from 2008.

Purina
***Purina Pro Plan Vital Age 7+* with *Longevis* is a super premium dry cat food for cats aged seven or older. The BAB *Longevis* is proven to extend a mature cat's healthy life by up to one year. *Longevis* is a proprietary blend of antioxidants, vitamins, fibre and fatty acids designed to counter the effects of ageing that make it more difficult for cats to absorb nutrients such as fat, protein and fat-soluble vitamins such as vitamin E. As a result, *Longevis* slows down the decline in body weight and lean body tissue which make older cats more prone to illness. It was launched in Europe in 2006.**




PURINA
PRO PLAN
VITAL-AGE 7+
CHICKEN & RICE

The Nestlé Model
Creating value through profitable growth

The Nestlé Model seeks to achieve three measurable objectives over a long period of time:
- Annual organic growth between 5% and 6%
- Year-on-year improvement of EBIT margin
- An improving trend in Return on Invested Capital

We believe we can deliver the Nestlé Model over at least the next ten years.

Nestlé has met this model's objectives over the last 12 years, making it one of very few companies that have consistently reported an improvement each year in both top and bottom-line growth. This has resulted in Nestlé being able to provide its shareholders with a total shareholder return over that period of 408%.

This performance is the result of a clear strategy, strong management, leading brands and an effective operational plan.

A number of opportunities will contribute to the continued profitable growth of Nestlé over the next decade, enabling us to improve the lives of consumers and continue to outperform the industry.

Nutrition, Health and Wellness

Nestlé Nutrition and our industry-leading R&D capability, are the science engines for our Nutrition, Health and Wellness strategy across our Food and Beverages business.

This strategy is centred on categories which have in-built nutritional benefits to which consumers are increasingly attracted as they seek to live healthier lives. They also provide a base for science-driven nutritional enhancement, for example through inclusion of BABs, that provide additional consumer benefits and enable higher margins. 60/40+ plays a key role in delivering our Nutrition, Health and Wellness strategy.

Nestlé PROFESSIONAL.

For superior taste and dispensing performance

Nestlé Professional is Nestlé's Out-of-Home dedicated business that markets products and solutions in schools, hospitals, airports, hotels and restaurants, etc. This necessitates special product formulations and system development to ensure high quality, nutritional benefits and food safety.

→


CRANE
B

Solutions through applied science wherever, whenever, however



The emerging consumer – Popularly Positioned Products

By 2010 nearly 90% of the world population will live in developing and emerging countries. This is a consumer segment that offers potential for profitable growth, provided that it is run within specific business models and distribution structures that manage cost out of the system. Our Popularly Positioned Products are present across Africa, Asia and Latin America, providing good nutrition at an affordable price on a daily basis to consumers at the base of the pyramid. This market has been described as a ten-year USD 70 billion opportunity, and Nestlé is already present with sales of about USD 6 billion.

There is also an emerging middle class and affluent consumer in these markets. Nestlé has an unrivalled scale in emerging markets, with critical mass and strong consumer recognition of its brands. As such it is ideally placed to continue to grow with these consumers.

The out-of-home segment

Nestlé Professional will bring greater focus and enhance the effectiveness of our FoodServices business, which has significant potential for further profitable growth in a market valued at about CHF 400 billion.

The affluent consumer – "premiumisation"

The emerging super-premium sector offers scope for exclusive, high quality products that provide sensory pleasure for consumers and high growth and profitability for Nestlé. Examples include *Nespresso* in coffee and *Mövenpick* in ice cream, but this is a segment with potential in each of our categories, as consumers increasingly seek respite in indulgence from their high pressured, hectic lives.

The world's population is increasing. People are more affluent and living longer. There is greater awareness that food and drink affects the quality of our life. In this environment, Nestlé is opportunity-rich, and, with its billionaire brands and leadership positions in most countries, is ideally positioned to turn those opportunities into sustainable, profitable growth. We are therefore confident that we will deliver the Nestlé Model over at least the next ten years.


Nestlé


Nestlé
Good Food, Good Life

The Nestlé Model: combining a high level of organic growth with consistent EBIT margin improvement


Sales in billion of CHF
110
100
90
80
70
60
50
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
EBIT Margin %
14%
13%
12%
11%
10%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

1996 Sales CHF 60.5 billion
2007 Sales CHF 107.6 billion
Organic growth 12 years: average 5.9%

1996 EBIT CHF 6.2 billion. Margin 10.2%
2007 EBIT CHF 15 billion. Margin 14%
EBIT margin 12 years. average +35 bps

Flawless, efficient and effective execution

No company can save its way to prosperity. Savings are necessary to stay competitive, but competitive advantage comes from excellence in execution, and from a company's ability to leverage growth for improved performance.

At Nestlé, therefore, hand in hand with our strategic transformation to a Nutrition, Health and Wellness company, we have been managing an organisational transformation to enable us to focus more on demand generation. The resulting organisation, characterised by an agile fleet of businesses and a highly efficient support structure, is itself increasingly becoming a competitive advantage.

Agile fleet of businesses

Nestlé is now made up of a number of businesses, each with its own appropriate business model to ensure success. Each has its own specific management, close to the consumer and focused on profitable demand generation. The businesses are highly interdependent, aided by an efficient support structure which leverages our know-how internally, and also leverages our scale externally for more effective partnerships with suppliers and customers.

GLOBE – the major enabler for operational efficiency and growth

GLOBE enables us all to talk one language, with one set of definitions, one set of tools and one set of measures. This commonality is at the heart of the GLOBE programme. It removes unnecessary complexity and makes us an interdependent company. It drives discipline, leads to effective, real-time benchmarking, creates clear responsibilities and enables effective decision making. In effect, it moves us from a reporting to a real time, action-driven organisation.

GLOBE enables us to merge necessary complexity, such as our wide range of products, diverse routes to market and different business models, with efficiency, by leveraging our size as a strength for improved financial performance.

Reducing packaging material

The world's leading R&D centre for mineral waters is located in Vittel, France. The centre's work includes the development of light-weight packaging using far less material but still having sufficient strength to protect the product. In the USA, the Madison factory in Florida is just one of many factories using the new EcoShape bottle.

→



Applying scientific know-how
for a more sustainable environment



"Operation EXCELLENCE 2007": continuing a 10-year journey of cost optimisation
Cost of goods as % of sales


52
51
50
49
48
47
46
45
44
43
42
41
40
41.9%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

MH'97
- Continuous Improvements

Target 2004+
- Functional Targets
- Best Practice
- Restructuring the Industrial Network

"Operation EXCELLENCE 2007"
- Aligned targets across the Supply Chain
- Integrated Distribution and Industrial Networks
- Continuous Improvement culture

"Operation EXCELLENCE 2007" – driving cost-competitiveness

For over 10 years, Nestlé has been successful in cost-optimisation initiatives, particularly in manufacturing, yielding savings of CHF 10 billion. "Operation EXCELLENCE 2007" has replicated this success, exceeding its objective of CHF 1 billion savings in 2007. Our Cost of Goods (COGS) as a percentage of sales has reduced from 52.1% in 1996 to less than 42% in 2007. Savings initiatives have played a key part in this achievement. So too has our strategy to move to higher value-added products, where the COGS weigh less in the selling price.

The increase in COGS in 2007, despite significant efficiencies, results from the severe inflation in commodity costs, particularly agricultural commodities. Nestlé will continue to drive efficiencies to compensate for such cost pressures.

Generating demand across all business models

GLOBE facilitates flexibility and agility, enabling us to manage many different business models, whether globally-driven premium businesses (Nespresso), regionally managed businesses (PetCare); very local businesses (Culinary), stand-alone businesses (Jenny Craig), or service-driven businesses (Gerber Life). It allows each business to operate with its own optimal structure, without compromise, to improve demand generation. It works effectively across all categories, all channels and all markets.

GLOBE is built on best practices, both internal and external; and it promotes their rapid adoption across the organisation. Hundreds of best practices include aspects such as Food Quality, Health and Safety, Pricing – the Nestlé Way, Supply Chain Management, and Marketing. While many initiatives appear to be savings-driven, they are in fact about providing a better service to our customers, and fresher, higher quality products to our consumers – the key drivers of demand generation. Thus GLOBE enables a virtuous circle of continuous improvement: better management of supply chain reduces working capital and saves money, but also speeds up route-to-market, providing fresher products to drive growth. We can then leverage that growth in our operations to drive further savings. Yet another competitive advantage.

Capital Efficiency

"Operation EXCELLENCE 2007" went beyond manufacturing to tackle opportunities in warehousing, planning processes and network optimisation, among others. It was supported by GLOBE systems, which provided data on under-performing areas, enabling fast and sustainable improvements along the value stream. As a result, for example, Trade Net Working Capital as a percentage of sales, a key indicator of Supply Chain effectiveness, has been on a two-year improving trend, while "Bad Goods", a measure of internally-created supply chain damages, reached its lowest level since records began. Working capital improvement remains a key area of focus, with opportunities for improvement in all areas. The overriding objective is to get fresher products faster to our consumers for their improved pleasure – improved working capital is the financial measure of our success in this goal.

Global Nestlé Business Services (GNBS) allowing our front-line to concentrate on demand generation for profitable growth

Like GLOBE, GNBS brings cost benefits to the Group, by supporting our in-market teams with shared services for selected back-line activities, including Employee Services, Facility Services, IS/IT Services and Financial Services. The provision of these services releases our people around the world, who are closest to consumers, to spend more time with our customers and focus more intensely on profitable demand generation. That way, they are better able to deliver sustainable profitable growth – another virtuous circle of cost savings combined with enhanced demand generation.

Better people means better performance

Our strategy and the way we execute it is, of course, dependent on the quality of our people. Leadership in Nutrition, Health and Wellness relies on science-driven innovation, and on having people with the right skill-sets. We have benefited from driving decision-making down through the organisation, and cascading responsibility to all levels.

Being closer to our consumers reinforces the intimacy that we have with them and our understanding of their evolving needs. This human factor further enhances our ability to meet the objectives of the Nestlé Model, and also sows the seeds of our future success.

Pharmaceutical and cosmetics activities

Nestlé owns about 77% of the pharmaceutical company Alcon, and about 30% of L'Oréal with whom it has two joint ventures: Galderma and Laboratoires innéov.

Alcon

In 2007, Alcon's sales grew 9.1% to CHF 6.7 billion, while EBIT grew 14.1% to CHF 2.3 billion. A long-term focus on the global development of key brands contributed to the 2007 performance. Sales were enhanced by market share gains of Alcon's *AcrySof* intraocular lenses, especially premium technologies that provide correction for spherical aberration, astigmatism and presbyopia. In addition, Alcon experienced strong growth in its pharmaceutical franchise due to share gains by its *Travatan* ophthalmic solutions for the treatment of glaucoma. The company also introduced in the USA the only once-a-day treatment for eye allergies, *Pataday* ophthalmic solution. In Japan, Alcon launched three of its key global brands: *Patanol* ophthalmic solution for allergies, *Vegamox* ophthalmic solution for infections and *TravatanZ* ophthalmic solution for glaucoma. Alcon also experienced unusually fast growth in its consumer category, led by share gains by *OptiFree Express* and *RepleniSH* multipurpose disinfecting solutions that resulted from competitor product recalls in 2006 and 2007.

For further information, see Alcon's annual report or www.alcon.com.

L'Oréal

The growth of L'Oréal, world number one in cosmetics, accelerated in 2007 to reach 8.1% (8.0% like-for-like). Sales amounted to EUR 17.1 billion and net earnings per share to EUR 3.36, an increase of 13%.

Growth continued at a solid rate in Western Europe. The increase in growth in North America has been gradual, while the rise in sales has accelerated significantly in the Rest of the World. Overall, L'Oréal has made large market share gains, especially in the emerging countries.

Pro-Xylane, an anti-ageing molecule based on green chemistry and a product of seven years of research, has been incorporated in six products, including Skin Genesis by L'Oréal Paris and Substiane from La Roche-Posay, which are both worldwide success stories. The strong performance of the new perfumes, particularly Fuel for Life by Diesel, has meanwhile bolstered the group's number one position in prestige fragrances. Lastly, L'Oréal is continuing to integrate The Body Shop into the group and win over new target groups: men, with a breakthrough for Lancôme and its new skincare line, and seniors, with Color Suprême hair colourant from L'Oréal Professionnel.

For further information, see the L'Oréal annual report or www.loreal-finance.com.

Galderma

Worldwide sales grew 11.7% in 2007 to CHF 1.2 billion. The success of the key brands *Differin* (acne), *Clobex* (psoriasis), *Loceryl* (onychomycosis) and *Cetaphil* (therapeutic skin care line) and the launch of the higher strength *Differin* gel 0.3% in North America contributed to the double digit-growth. In addition, the new fixed dose combination therapy for acne, *Epiduo,* achieved marketing authorization in Argentina and Denmark and positively concluded the Decentralised European registration procedure (DCP) in 12 other countries. Galderma also expanded its presence in the fast growing corrective dermatology segment.

For further information, see www.galderma.com.

Laboratoires innéov

A joint venture between Nestlé and L'Oréal, Laboratoires innéov became in 2007 the European leader in beauty-related nutritional supplements, sold in pharmacy.

For further information, see www.inneov.com.


Pataday
(olopatadine hydrochloride ophthalmic solution) 0.2%
2.5 mL
Alcon
STERILE

Alcon
Introduced in 2007, Alcon's *Pataday* ophthalmic solution is the only once-a-day treatment in the USA for itching associated with ocular allergies.


GEL

Galderma
Differin 0.3%, the higher available concentration of adapalene, provides fast powerful efficacy for more challenging acne.

L'Oréal
Pro-Xylane, the anti-ageing molecule based on green chemistry and a product of seven years of research, has been incorporated in six products including Skin Genesis by L'Oréal Paris.




innéov
innéov cellulite

Laboratoires innéov
In 2007, Laboratoires innéov successfully launched *innéov cellulite,* which has become N°1 in its segment.



Group performance

Sales	+9.2%	CHF 107.6 billion
Organic growth	+7.4%	
Real internal growth	+4.4%	
EBIT	+CHF 1.7 bio	CHF 15 billion
EBIT margin	+50 bps	14%
Net profit	+CHF 1.4 bio	CHF 10.6 billion
Operational cash flow	+CHF 1.7 bio	CHF 13.4 billion
Free cash flow	+CHF 1.2 bio	CHF 8.2 billion
Total shareholders return	+23%	
Proposed Dividend	+17.3%	CHF 12.20 per share

Principal key figures (illustrative)

Income statement figures translated at average rate;
Balance sheet figures at year end rate

In millions of CHF (except per share data)

		2006	2007
Sales		98458	107552
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		13302	15024
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		11166	12589
Profit for the period attributable to shareholders of the parent Net profit		9197	10649
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		50991	52085
Market capitalisation, end December		166152	195661
Per share			
Total earnings per share	CHF	23.90	27.81
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	CHF	132.51	136.03

In millions of USD (except per share data)

		2006	2007
Sales		78742	89927
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		10638	12562
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		8930	10526
Profit for the period attributable to shareholders of the parent Net profit		7355	8904
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		41727	46257
Market capitalisation, end December		135967	173766
Per share			
Total earnings per share	USD	19.11	23.25
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	USD	108.44	120.81

In millions of EUR (except per share data)

		2006	2007
Sales		62543	65421
EBIT (Group) Earnings Before Interest, Taxes, restructuring and impairments		8450	9139
EBIT (Food and Beverages) Earnings Before Interest, Taxes, restructuring and impairments		7093	7658
Profit for the period attributable to shareholders of the parent Net profit		5842	6478
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.		31691	31433
Market capitalisation, end December		103264	118081
Per share			
Total earnings per share	EUR	15.18	16.92
Equity attributable to shareholders of the parent before proposed appropriation of profit of Nestlé S.A.	EUR	82.36	82.10

Financial Review

Sales (Group)
In millions of CHF



87979
84690
91115
98458
107552
110000
100000
90000
80000
2003
2004
2005
2006
2007

The composition of sales
Group (In %)



0.4
1.4
4.4
3.0
7.4
9.2
10.0
7.5
5.0
2.5
0

Food and Beverages (In %)



0.6
1.5
4.0
3.1
7.1
9.2
10.0
7.5
5.0
2.5
0

o+● =Organic growth
- o RIG
- ● Pricing
- ● Acquisitions net of divestitures
- o Exchange rates

Overview

2007 was the year in which agricultural commodities broke out of their previous trading ranges and patterns. It became clear that a combination of unpredictable weather, changing consumption patterns, growing demand for food-related commodities from non-food industries and increased speculation by financial organisations were creating a new dynamic in the market for agricultural commodities.

Nestlé benefited from first mover advantage, having already identified this trend before the start of the year, and ahead of many peers, and put in place the necessary strategy to respond to it, including early pricing actions, recipe changes and further increasing our efficiency drives. More fundamental to Nestlé's ability to deliver strong results even in this environment, however, was the impact of the strategic transformation that has taken place over the last few years, and which has created the world's leading Nutrition, Health and Wellness Company. Not only is Nestlé the leader in specialised nutrition, but its whole portfolio has become increasingly added-value through incorporating either a health benefit, such as milks with BABs, an added element of convenience, such as *Nescafé Dolce Gusto,* or through premiumisation, such as *Nespresso.*

At the same time, Nestlé's structure has evolved from that of the classic multinational, laden by its size, to a grouping of agile, focused businesses able to respond rapidly to their own individual opportunities and challenges, whilst also able to leverage the scale of the Group for efficiencies. There is no better example of that in 2007 than Nestlé Nutrition: it acquired and integrated two businesses which significantly increased its sales, whilst also facing a tough raw material environment. Despite these managerial and competitive challenges it delivered 9.7% organic growth and a 30 basis point improvement in EBIT margin to 17.2%. This was an excellent performance in that context which means that Nestlé Nutrition enters 2008, as the global leader, with about CHF 11 billion of sales, well placed to further drive its performance.

Nestlé today, with the right consumer offering and the right business structure, is unique in its industry, differentiated from and competitively advantaged over its peers. As such, its performance is less the hostage of raw material volatility or economic trends, and more the result of delivering against its strategy and executing with discipline.

Strong sales growth

Group sales reached CHF 107.6 billion, an increase of CHF 9.1 billion or 9.2% from 2006. The major contributor was organic growth of 7.4%. This was above our annual target of 5-6%, and comprised Real Internal Growth (RIG) of 4.4% and pricing of 3%. Acquisitions added 2.6%, more than compensating divestitures of 1.2%. Foreign exchange contributed 0.4%.

The Food, Beverages and Nutrition business, with sales of CHF 100.3 billion, an increase of CHF 8.5 billion or 9.2%, was the main contributor to growth. It achieved organic growth of 7.1%, with RIG of 4% and pricing of 3.1%. This relatively high level of pricing, compared with recent years, reflects our success in passing on raw material cost pressures, and is a testament to the strength of our brands. The difference between the Group and the Food, Beverages and Nutrition organic growth is accounted for by our pharmaceutical activities, Alcon and our two joint ventures with L'Oréal, Galderma and Laboratoires innéov, which recorded 11% organic growth.

Nestlé's portfolio of billionaire brands was the engine for growth, with many achieving above-market performances. It is notable that the faster growing brands often have Nutrition, Health and Wellness characteristics that resonate powerfully with consumers. We have a strong innovation pipeline to ensure future growth, are renovating products on a continuous basis, with our 60/40+ process, and are continually seeking to further enhance the value of our brands through the addition of BABs. Brands carrying BABs grew over 15% in 2007 and achieved sales of CHF 4.4 billion.

Geographic Food and Beverages sales and organic growth by continent (OG)


OG (%)
9
6
3
0
5
10
15
20
25
30
35
40
CHF bio

In billions of CHF	OG (%)	Sales
o Europe*	4.2	39.0
• Americas*	8.6	42.5
o Asia, Oceania and Africa*	9.6	18.8

* each region includes sales of the Zones, Nestlé Waters, Nestlé Nutrition, Nespresso and Food and Beverages joint ventures.

Geographic Zones Food and Beverages sales and organic growth (OG)


OG (%)
24
21
18
15
12
9
6
3
0
5
10
15
20
25
30
35
40
CHF bio

In billions of CHF	OG (%)	Sales
o Zone Europe	3.0	28.5
o Zone Americas	8.1	32.9
• Zone Asia, Oceania and Africa	8.8	16.6
• Nestlé Waters	6.6	10.4
o Nestlé Nutrition	9.7	8.4
• Other Food and Beverages*	23.2	3.5

* mainly Nespresso and Food and Beverages joint ventures managed on a worldwide basis

Product group sales and organic growth (OG)


OG (%)
12
10
8
6
4
2
0
5
10
15
20
CHF bio

In billions of CHF	OG (%)	Sales
● Powdered and liquid beverages	10.3	17.9
● Nestlé Waters	6.6	10.4
○ Milk products and Ice cream	7.8	20.7
○ Nestlé Nutrition	9.7	8.4
○ Prepared dishes and cooking aids	4.0	18.5
● Confectionery	5.3	12.3
○ PetCare	7.0	12.1
● Pharmaceutical products	11.0	7.3

Each of our product groups, our geographic Zones and our globally managed businesses achieved positive organic growth. This demonstrates both that our growth was broad-based and that we have strong momentum in the business, following also above-target growth numbers in 2006.

Powdered and liquid beverages, including *Nescafé, Milo, Nesquik, Nescau* and *Nespresso,* achieved organic growth of 10.3%. Nestlé Waters, with brands such as *Vittel, S.Pellegrino* and *Nestlé Pure Life* reported 6.6%. Milk products (including Breakfast cereals) and Ice cream with brands such as *Nido, Dreyer's* and *FitNes*, reached 7.8%. Nestlé Nutrition, with brands such as *Jenny Craig, Nestlé NAN* and *Alfaré,* achieved 9.7%. Prepared dishes and cooking aids, with brands such as *Maggi, Stouffer's, Lean Cuisine* and *Buitoni,* reached 4%. Confectionery with brands such as *KitKat, Cailler* and *Crunch,* achieved organic growth of 5.3%, whilst PetCare, including *Purina* and *Friskies,* reached 7%.

Looking from a geographic basis, Zone Europe reached 3% organic growth, whilst Zone Americas reported 8.1% and Zone Asia, Oceania and Africa (AOA) achieved 8.8%. The key markets in Europe all achieved positive organic growth, and the Chocolate, Soluble coffee and PetCare categories were particularly strong. Eastern Europe continued to deliver double digit organic growth. In the Americas, the US and PetCare business delivered good growth, whilst Latin America achieved double digit growth due to heavy pricing. In Zone AOA, Shelf stable dairy, Culinary and Powdered beverages were all over 10% organic growth, and there was good growth also from many other categories. Most emerging markets also grew double digit.

Our total Food and Beverages business also including Nestlé Waters, Nestlé Nutrition, Nespresso and our other globally managed businesses, achieved 4.2% organic growth in Europe, 8.6% in the Americas and 9.6% in AOA.

Key brands deliver growth above market

Organic growth (%)


44
42
40
38
36
34
32
30
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
NESPRESSO
Nestlé
DOG CHOW
Coffee-mate
NAN
NIDO
LEAN CUISINE
Nestlé Nutrition
GALDERMA
NESTEA
PURINA
NESCAFÉ
Alcon
Nestlé
MILO
Maggi
Stouffer's
Carnation
Nestlé
Poland Spring
Friskies
Herta
Nesquik
KitKat
Nestlé
Dreyer's
Edy's
Buitoni
HOT POCKETS

A significant increase in profitability

The defining feature of 2007 was a significant increase in input costs. Nestlé's challenge was to digest those costs, continue to support the growth of its brands, invest in R&D and improve its EBIT.

The increase in cost of goods sold (COGS) outpaced the 9.2% growth in sales to grow 10.6% and by 60 basis points as a percentage of sales. This is a direct result of the significant inflation in agricultural raw materials. Distribution costs were also up, reflecting the higher oil price, as well as the faster than Group average growth of our more distribution-intensive businesses. We increased our Marketing spend by CHF 1.5 billion and our R&D spend by about CHF 150 million, but as a percentage of sales both fell, by 90 and 10 basis points respectively. A notable success here has been greater efficiency in trade spend. Our Administration costs also fell, by 20 basis points, reflecting efficiencies also in this area. The result was a 50 basis point improvement in the EBIT margin, even despite a 10 basis point negative impact from currency translations. The EBIT rose by CHF 1.7 billion from CHF 13.3 billion to CHF 15 billion, an increase of 12.9%.

This performance underlines the importance of the Nestlé Model, of giving equal importance to both growth and EBIT margin, because this EBIT margin improvement would not have been possible without the leverage that came from the strong organic growth achieved in 2007.

We had slightly higher financial expense in 2007 than 2006, these were partially offset by higher financial income. Taxes were 20 basis points lower in 2007, as a percentage of sales, and we had a 20 basis point higher contribution from our Associated companies. Our Net profit was CHF 10.6 billion or 9.9% of sales, up 15.8% or 60 basis points from CHF 9.2 billion or 9.3% of sales. Our total earnings per share increased by 16.4% to CHF 27.81 from CHF 23.90.

Zone and product group performance

There were good performances from Zone Europe with the EBIT margin improving by 30 basis points to 12%, and Zone Americas, with the margin up by 50 basis points to 16.3%. The EBIT margin in Zone Asia, Oceania and Africa slipped back by 30 basis points to 16.3%, still a good level. Nestlé Nutrition improved its margin to 17.2%, but Nestlé Waters slipped back by 50 basis points to 8.2%.

By product group, the performance was also generally good. The EBIT margin at Milk products and Ice cream improved by 90 basis points to 11.1%, Confectionery by 10 basis points to 11.6% and PetCare by 40 basis points to 15.5%, whilst Pharmaceutical products improved by 140 basis points to 33.3%. Powdered and liquid beverages was unchanged at 22.4%, while Prepared dishes and cooking aids slipped by 20 basis points to 13%.

Cash flow increases, and capital expenditure supports growth

The strong operating performance and improved profitability are reflected in the Group's cash flow performance. Operating cash flow increased by CHF 1.7 billion from CHF 11.7 billion to CHF 13.4 billion, whilst the free cash flow increased from CHF 7 billion to CHF 8.2 billion.

Capital expenditure increased quite significantly, as expected, to support the many innovations and growth opportunities that the Group has. Capital expenditure rose from CHF 4.2 billion to CHF 5 billion.

Return on invested capital further improves

The Group's return on invested capital increased by 100 basis points to 22.2%, excluding goodwill and by 50 basis points, including goodwill to 12.2%. The smaller increase, including goodwill, results from the acquisitions of Gerber and Novartis Medical Nutrition.

Financial position remains strong

The Group's net debt rose from CHF 11 billion at the end of 2006 to CHF 21.2 billion at the end of 2007. This reflects the cost of acquisitions, particularly Gerber and Novartis Medical Nutrition, as well as the impact of the Share Buy-Back Programme in which CHF 4.4 billion was invested in 2007.

Nestlé share outperforms

Having ended 2006 at CHF 433.–, the Nestlé share ended 2007 at CHF 520.–, a 20.1% increase. This compares to the SMI, which was down 3.4% and the Dow Jones Stoxx Food and Beverage, which was up 10.9%.

Dividend and total shareholder return

The Group is proposing to shareholders a dividend of CHF 12.20 per share, an increase of 17.3% over the CHF 10.40 paid in respect of 2006. The 2006 dividend, paid in 2007, contributed to a total return to shareholders of 23% in 2007.

Improving performance – Cash flow

In millions of CHF

	2003	2004	2005	2006	2007
Free cash flow	6361	6640	6557	7018	8231
Operating cash flow	10125	10412	10205	11676	13439



12000
8000
4000
0
2003
2004
2005
2006
2007

Improving performance – EBIT margin

In %

	2003	2004	2005	2006	2007
EBIT margin	12.5	12.7	13.0	13.5	14.0



14
13
12
11
2003
2004
2005
2006
2007

Evolution of the Nestlé registered share in 2007



J F M A M J J A S O N D
580
520
460
400
9600
9200
8800
8400

● Registered share

o Swiss Market Index

Total cash returned to shareholders

In billions of CHF

	2003	2004	2005	2006	2007
Dividend	2.7	2.8	3.1	3.5	4.0
Share Buy-Back			1.3	2.7	4.4



9
6
3
0
+9%
+4%
+57%
+41%
+35%
2003
2004
2005
2006
2007

Management responsibilities
Food and Beverages

In millions of CHF	2005	2006 [a]	2007		RIG (%)	OG (%)
Zone Europe						
Western	22726	23241	24476	86.0%		
Eastern and Central	2873	3411	3988	14.0%		
Beverages	5286	5598	6168	21.7%		
Milk products and Ice cream	3295	3436	3556	12.5%		
Prepared dishes and cooking aids	8631	8858	9254	32.5%		
Confectionery	5025	5174	5593	19.6%		
PetCare	3362	3586	3893	13.7%		
Total sales	25599	26652	28464	100%	2.0	3.0
EBIT	3082	3109	3412	12.0%		
Capital expenditure	797	812	932	3.3%		
Zone Americas						
USA and Canada	19412	20603	20824	63.3%		
Latin America and Caribbean	9544	10684	12093	36.7%		
Beverages	3505	3770	4007	12.2%		
Milk products and Ice cream	8787	9470	10159	30.9%		
Prepared dishes and cooking aids	5916	6395	6534	19.8%		
Confectionery	4117	4420	4678	14.2%		
PetCare	6631	7232	7539	22.9%		
Total sales	28956	31287	32917	100%	3.3	8.1
EBIT	4364	4946	5359	16.3%		
Capital expenditure	908	1125	1371	4.2%		

[a] Comparatives have been restated. See Consolidated Financial Statements.

In millions of CHF	2005	2006 [a]	2007		RIG (%)	OG (%)
Zone Asia, Oceania and Africa						
Oceania and Japan	4676	4624	4571	27.6%		
Other Asian markets	5626	6466	6983	42.2%		
Africa and Middle East	3994	4414	5002	30.2%		
Beverages	5168	5436	5685	34.3%		
Milk products and Ice cream	4854	5365	5572	33.7%		
Prepared dishes and cooking aids	2112	2370	2714	16.4%		
Confectionery	1586	1731	1886	11.4%		
PetCare	576	602	699	4.2%		
Total sales	14296	15504	16556	100%	4.4	8.8
EBIT	2334	2571	2697	16.3%		
Capital expenditure	546	588	675	4.1%		
Nestlé Waters						
Europe	3959	4179	4551	43.7%		
USA and Canada	4222	4805	5118	49.2%		
Other regions	606	652	735	7.1%		
Total sales	8787	9636	10404	100%	5.0	6.6
EBIT	709	834	851	8.2%		
Capital expenditure	601	923	1043	10.0%		
Nestlé Nutrition						
Europe	2063	2314	2807	33.3%		
Americas	1800	2236	3897	46.2%		
Asia, Oceania and Africa	1407	1414	1730	20.5%		
Total sales	5270	5964	8434	100%	6.5	9.7
EBIT	932	1009	1447	17.2%		
Capital expenditure	134	194	271	3.2%		

Leading positions in dynamic categories

In millions of CHF	2005	2006 [a]	2007		RIG (%)	OG (%)
Beverages						
Soluble coffee	8783	9477	10371	36.7%		
Nestlé Waters	8787	9636	10404	36.8%		
Other	6272	6769	7470	26.5%		
Total sales	23842	25882	28245	100%	6.6	8.9
EBIT	4131	4475	4854	17.2%		
Capital expenditure	752	1105	1409			
Milk products, Nutrition and Ice cream						
Milk products	9881	10820	11742	40.3%		
Nestlé Nutrition	5270	5964	8434	29.0%		
Ice cream	7023	7424	7521	25.8%		
Other	1101	1227	1409	4.9%		
Total sales	23275	25435	29106	100%	2.8	8.3
EBIT	2598	3003	3744	12.9%		
Capital expenditure	689	702	933			
Prepared dishes and cooking aids						
Frozen and chilled	9656	10307	10705	57.9%		
Culinary and other	7017	7328	7799	42.1%		
Total sales	16673	17635	18504	100%	3.2	4.0
EBIT	2176	2323	2414	13.0%		
Capital expenditure	261	272	305			
Confectionery						
Chocolate	8640	9103	9754	79.6%		
Sugar confectionery	1207	1204	1207	9.9%		
Biscuits	947	1092	1287	10.5%		
Total sales	10794	11399	12248	100%	2.3	5.3
EBIT	1257	1309	1426	11.6%		
Capital expenditure	194	258	316			

[a] Comparatives have been restated. See Consolidated Financial Statements.

In millions of CHF	2005	2006 [a]	2007		RIG (%)	OG (%)
PetCare						
Total sales	10569	11420	12130	100%	3.8	7.0
EBIT	1532	1730	1876	15.5%		
Capital expenditure	274	345	402			
Nestlé FoodServices (Out-of-Home)*						
Total sales	6132	6913	7237	100%	2.5	5.5
Alcon						
Sales	5452	6123	6679	100%	10.6	10.7
EBIT	1751	2038	2326	34.8%		
Capital expenditure	195	267	264			
Health and beauty joint ventures						
Nestlé's share of sales	510	564	640			
Associated companies						
Nestlé's share of results	896	963	1280			

* Nestlé FoodServices' sales and results are also included in the relevant product groups.

Geographic data: people, factories and sales

Nestlé has 480 factories in 86 countries around the world. This is a reduction from 481 in 2006. During the year, 24 factories were acquired or opened and 24 were closed or divested. Furthermore, 1 factory was converted into a distribution centre.

Factories by geographic area

	2006	2007
Europe	180	184
Americas	162	166
Asia, Oceania and Africa	139	130
Total	481	480

Employees by geographic area

	2006	2007
Europe*	35.8%	34.5%
Americas	37.2%	38.3%
Asia, Oceania and Africa	27.0%	27.2%

* 8563 employees in Switzerland in 2007

By activity

In thousands	2006	2007
Factories	137	144
Administration and sales	128	132
Total	265	276

2007 Sales

In millions of CHF	Differences 2007/2006		
	in CHF	in local currency	
By principal market			2007
United States	+7.1%	+12.0%	23720
France	+7.7%	+3.1%	3634
Germany	+3.1%	–1.3%	6639
Brazil	+20.9%	+13.1%	5294
United Kingdom	+6.5%	+2.9%	4710
Italy	+8.8%	+4.1%	4597
Mexico	+6.6%	+11.5%	3484
Spain	+9.9%	+5.3%	3013
Canada	+2.1%	–0.1%	2713
Australia	+20.3%	+12.8%	2660
Russia	+22.4%	+20.5%	2070
Greater China Region	+10.0%	+9.4%	2047
Japan	–15.4%	–10.7%	2020
Philippines	+13.7%	+6.6%	1758
Switzerland	+9.2%	+9.2%	1666
Other markets	+13.7%	[a]	26527
By continent			
Europe	+9.7%	[a]	41011
United States + Canada	+6.7%	[a]	32433
Latin America + Caribbean	+14.8%	[a]	14331
Asia	+6.6%	[a]	13673
Oceania	+18.7%	[a]	3158
Africa	+8.1%	[a]	2946
Total Group	+9.2%	[a]	107552

[a] Not applicable

Europe

Austria	1	■	□	○□	■	□	■
Belgium	3	■	□	□	■	□	●■
Bulgaria	2	■	○□	□	●■	□	■
Czech Republic	3	■	□	□	●■	□	■
Denmark	1	■	○□	□	■	□	■
Finland	2	■	○□	□	■	□	■
France	32	●■	○□	○□	■	○□	●■
Germany	26	●■	○□	○□	●■	○□	●■
Greece	4	●■	○□	□	■	□	■
Hungary	4	●■	○□	□	●■	○□	■
Italy	22	●■	○□	○□	●■	○□	■
Netherlands	3	■	○□	○□	■	○□	■
Norway	1	■	○□	□	■	□	■
Poland	9	■	○□	○□	●■	□	■
Portugal	4	●■	○□	□	■	□	■
Republic of Ireland	1	■	□	□	■	□	●■
Republic of Serbia	1	■	○□	□	■	□	■
Romania	2	●■	○□	□	●■	□	■
Russia	11	●■	○□	○□	●■	○□	■
Slovak Republic	1	■	□	○□	■	□	■
Spain	14	●■	○□	○□	●■	○□	●■
Sweden	2	●■	□	□	■	□	■
Switzerland	12	●■	○□	○□	●■	□	●■
Turkey	5	●■	□	○	●	□	■
Ukraine	2	■	□	○□	●■	□	■
United Kingdom	16	●■	□	□	●■	○□	■

Americas

Argentina	9	●■	○□	○□	■	○	■
Brazil	23	●■	○□	○	●■	○□	●■
Canada	10	●■	○□	○□	●■	○□	●■
Chile	6	●■	○□	○□	●■	□	■
Colombia	4	●■	○□	○□	●■	○□	■
Cuba	3	●■	○□	□	■		■
Costa Rica	1		○				
Dominican Republic	3	■	○□	○□	■	□	■
Ecuador	2	●■	○□	○□	●■	□	■
Guatemala	1	■	□	○□	■	□	■
Jamaica	1	●■	○□	□	■	□	■
Mexico	13	●■	○□	○□	●■	○□	●■
Nicaragua	1	■	○□	□	■	□	■
Panama	1	■	○□	○□	■	□	■
Peru	1	■	○□	○□	●■	□	■
Trinidad and Tobago	1	●■	○□	□	■	□	■
United States	79	●■	○□	○□	●■	○□	●■
Uruguay	1	●■	□	□	■	□	■
Venezuela	6	●■	○□	○□	●■	○□	■

Asia, Oceania and Africa

Algeria	1	●■	□	□	■		■
Australia	14	●■	○□	○□	●■	○□	■
Bahrain	1	●■	□	□	■		■
Bangladesh	1	●■	○□	○□			■
Cameroon	1	■	○□	○□			■
Côte d'Ivoire	2	●■	○□	○			■
Egypt	4	●■	○□	○	■		■
Fiji	1	■	□	○□	●■		■
Ghana	1	●■	○□	□	■		■
Greater China Region	20	●■	○□	○□	●■	○□	■
Guinea	1	■	□	○□	■		■
India	7	●■	○	○	●		■
Indonesia	4	●■	○□	○□	●■	□	■
Iran	2	●■	○□	□	■		■
Israel	9	●■	○□	○	●■	□	■
Japan	3	●■	○□	○□	●■	□	■
Jordan	1	●■	□	□	■		■
Kenya	1	●■	○□	○□	■		■
Lebanon	1	●■	□	□	■		■
Malaysia	6	●■	○□	○□	●■	□	■
Morocco	1	●■	○□	○□	■		■
New Caledonia	1	■	○□	□	●■		■
New Zealand	2	■	□	○□	●■	○□	■
Nigeria	1	●■	○□	○□	●		■
Pakistan	4	●■	○□	○	■		■
Papua New Guinea	1	●■	○□	○□	■		■
Philippines	4	●■	○□	□	■	□	■
Qatar	1	●■	□	□	■		■
Republic of Korea	2	●■	○	□	■	□	■
Saudi Arabia	4	●■	○□	○□	■		■
Senegal	1	■	□	○□			■
Singapore	1	●■	□	○□	■	□	■
South Africa	11	●■	○□	○□	●■	○□	■
Sri Lanka	1	●■	○□	○			■
Syria	1	●■	○□	○□			■
Thailand	6	●■	○□	○□	■	□	■
Tunisia	1	■	○□	□	■		■
United Arab Emirates	1	●■	□	□	■		■
Uzbekistan	1	●■	○□	□	■		■
Vietnam	3	●■	○□	○□			■
Zimbabwe	1	●■	○□	○□	■		■

The figure in black after the country denotes the number of factories.

- ● Local production (may represent production in several factories)
- ■ Imports (may, in a few particular cases, represent purchases from third parties in the market concerned)
- • Beverages
- o Milk products, Nutrition and Ice cream
- o Prepared dishes and cooking aids
- • Confectionery
- o PetCare
- • Pharmaceutical products

The Nestlé story – all the way to Nutrition, Health and Wellness

In 1866 the American brothers George and Charles Page founded the Anglo-Swiss Condensed Milk Co. in Cham (the Canton of Zug in Switzerland), Europe's first condensed milk factory, thereby satisfying the need for pure, long-life milk, especially in the cities. One year later in Vevey (the Canton of Vaud in Switzerland), Henri Nestlé from Frankfurt am Main (Germany) developed a baby formula that offered a safe and more nutritious alternative to other existing breast-milk substitutes for mothers who were unable to provide breast milk. At the same time, he could offer convalescent and elderly people an easily digestible, ready-made food, which became one of the cornerstones of what is now Nestlé Nutrition. After many years of tough competition, the two companies merged in 1905 to form the new company "Nestlé & Anglo-Swiss Condensed Milk Co."

The same year also saw the launch of the first *Nestlé* branded chocolate which, following years of collaboration, ultimately led to Nestlé's takeover of the long-established Swiss chocolate manufacturer Peter, Cailler and Kohler. Having previously been active exclusively in the dairy industry, Nestlé now also had a foothold in confectionery.

The crisis years in the wake of the First World War prompted Nestlé to restructure. The company streamlined its organisational structure and also strengthened its organic growth by focusing on developing new products. The research department was completely reorganised in the 1930s to this end, allowing for the considerable expansion of the existing range of milk products and baby foods with *Nestogen* in 1930, *Sinlac* in 1932, *Nescao* in 1932, *Pelargon* in 1934 and *Milo Tonic* in 1934, and the first, initially somewhat tentative foray (together with Roche) into the pharmaceutical sector with *Nestrovit* in 1936, as well as a much more decisive one into the coffee business with *Nescafé* in 1938. The latter has since been marked by constant innovation and further expansion, most recently with the winning formula of *Nespresso* and the successful launch of *Nescafé Dolce Gusto* in Europe as well as *Nescafé Protect,* mainly in Asia.

The challenges faced once the Second World War was over included integrating Maggi, acquired in 1947. The founder, Julius Maggi, had been one of the first entrepreneurs, in 1884, to offer working-class families affordable, high-protein and quick-to-prepare soup products. Maggi took Nestlé into the culinary sector.

In the 1960s, external growth via acquisitions accelerated, facilitating the company's entry into new areas of the food industry: canned goods (Crosse & Blackwell 1960, Libby 1963), ice cream (France Glaces and Jopa 1960, Delasa 1963), chilled and frozen products (Findus 1962, Chambourcy 1968) and mineral water (Vittel and Deer Park 1969).

The 1970s saw Nestlé's foray into the hospitality and winemaking industries (Eurest and Cahills 1970, Beringer 1971, Stouffer 1973) – areas that were later resold – whilst the purchase of Ursina-Franck (1971) expanded the traditional business. Economic turbulence (oil crises, high inflation, strong currency fluctuations) had an impact on the growth of the Group, and for the first time significant moves were made to diversify outside the food industry. The purchase of a minority stake (now 30%) in the world's largest cosmetics company L'Oréal (1974) was followed by the acquisition of the ophthalmology firm Alcon Laboratories (1977), also world leader in its area, of which a proportion of around 25% was floated on the New York Stock Exchange in 2002.

Following a period of consolidation at the beginning of the 1980s in which the product portfolio was streamlined, unprofitable areas of the business sold and the financial basis of the Group improved, Nestlé's task was to develop a greater geographical presence and to be the No. 1 in all areas of activity. In order to strengthen its market share in the USA, in 1985 Nestlé acquired Carnation, which was active in the dairy industry, pet food and the catering trade. In order to improve its position in chocolate and confectionery, as well as in the culinary sector, Nestlé bought Rowntree *(KitKat, Smarties, After Eight)* and Buitoni-Perugina in 1988. The company created the conditions for further organic growth by expanding its research capability, notably by founding the Nestlé Research Center in Lausanne in 1987, the world's leading private research institution in the food and nutrition sectors.

Following the fall of the Berlin Wall and the opening of previously inaccessible markets, Nestlé's task in the 1990s was to gain a stronger foothold in Eastern Europe and Asia. In addition to expanding geographically, Nestlé focused specifically on strengthening the three product areas promising the best possible opportunities for growth: water (Perrier 1992, Sanpellegrino 1998, Henniez 2007), pet food (Alpo 1994, Spillers 1998, Purina 2001) and ice cream (Finitalgel 1993, Schöller 2002, Mövenpick and Dreyer's Grand Ice Cream 2003, Valio 2004, Delta Ice Cream 2005). In 2000, the launch of the GLOBE initiative (Global Business Excellence) with its group-wide, standardised best practices, data standards and information systems created the organisational basis for Nestlé's focused, strategic transformation into a nutrition, health and wellness company. Nestlé reinforced its performance nutrition business with its acquisition of PowerBar in 2000 and Sporting Sportlernahrung GmbH in 2002. Its subsequent purchases of Musashi Pty in 2005, Jenny Craig in 2006, and Novartis Medical Nutrition and Gerber in 2007, also from Novartis, made Nestlé the world's leading nutrition company, boasting annualised sales of about CHF 11 billion in this sector.

During this period, Nestlé also introduced new organisational structures. Following Nestlé Waters, which has been run as of 1993 as a globally managed division, in 2005, the Nestlé Nutrition division was made an independent entity within the Group with global responsibility for the areas of infant nutrition, healthcare nutrition, weight management and performance nutrition. The existing strategic business unit for out-of-home catering (FoodServices) is currently being transformed into Nestlé Professional, acquiring full operational responsibility from 2008 and full financial responsibility from 2009. These major changes serve to consolidate the considerable progress already made and should facilitate further growth.

More information about Nestlé's history can be found at www.nestle.com and in the book by Albert Pfiffner and Hans-Jörg Renk: "Transformational Challenge. Nestlé 1990-2005", NZZ-Verlag, 2007.

Henri Nestlé, 1814-1890



1866	Anglo-Swiss Condensed Milk Co.
1867	Henri Nestlé's Infant cereal
1905	Nestlé & Anglo-Swiss Condensed Milk Co. (New name after merger)
1929	Peter, Cailler, Kohler, Chocolats Suisses S.A.
1938	*Nescafé* launch
1947	Nestlé Alimentana S.A. (New name after merger with Maggi)
1960	Crosse & Blackwell
1969	Vittel
1971	Ursina-Franck
1973	Stouffer
1974	L'Oréal (Minority interest)
1977	Nestlé S.A. (new name) Alcon
1985	Carnation, Friskies
1986	Herta
1988	Buitoni-Perugina, Rowntree
1992	Perrier
1993	Finitalgel
1994	Alpo
1998	Sanpellegrino, Spillers Petfoods
2000	PowerBar
2001	Ralston Purina
2002	Schöller, Chef America
2003	Mövenpick (Ice cream business) Dreyer's Grand Ice Cream, Powwow
2004	Valio (Ice cream business)
2005	Wagner, Protéika, Musashi (Nutrition businesses)
2006	Jenny Craig, Uncle Tobys
2007	Novartis Medical Nutrition, Gerber, Henniez

Shareholder information

Stock exchange listings
At 31 December 2007, Nestlé S.A. shares were listed on the SWX Swiss Exchange (ISIN code: CH0012056047). American Depositary Receipts (ADRs) (ISIN code: US6410694060) representing Nestlé S.A. shares are offered in the USA by Citibank.

Registered Offices
Nestlé S.A.
Avenue Nestlé 55, CH-1800 Vevey (Switzerland)
tel. +41(0)21 924 21 11

Nestlé S.A. (Share Transfer Office)
Zugerstrasse 8, CH-6330 Cham (Switzerland)
tel. +41(0)41 785 20 20

Further information
To order additional copies of this document, please go to www.nestle.com/Media_Center/order

For additional information, contact
Nestlé S.A., Investor Relations
Avenue Nestlé 55, CH-1800 Vevey (Switzerland)
tel. +41(0)21 924 35 09
fax +41(0)21 924 28 13
e-mail: ir@nestle.com

The Nestlé Management Report, the Financial Statements and the Corporate Governance Report are available on-line as a PDF file in English, French and German. The Consolidated income statement, balance sheet and cash flow statement are also available as Excel files.

As to information concerning the share register (registrations, transfers, address changes, dividends, etc.), please contact
Nestlé S.A. (Share Transfer Office)
Zugerstrasse 8, CH-6330 Cham (Switzerland)
tel. +41 (0)41 785 20 20
fax +41 (0)41 785 20 24
e-mail: shareregister@nestle.com

The Company offers the possibility of depositing, free of charge, Nestlé S.A. shares traded on the SWX Swiss Exchange.

Nestlé URL: www.nestle.com

Important dates
10 April 2008
141st Annual General Meeting, "Palais de Beaulieu", Lausanne

16 April 2008
Payment of the dividend

21 April 2008
Announcement of first quarter 2008 sales figures

7 August 2008
Publication of the Half-yearly Report January/June 2008

23 October 2008
Announcement of nine months 2008 sales figures; Autumn press conference

19 February 2009
2008 Full Year Results; press conference

23 April 2009
142nd Annual General Meeting, "Palais de Beaulieu", Lausanne

Corporate Governance Report 2007

Nestlé

Good Food, Good Life

including Compensation Report 2007

Paper
This report is printed on Profibulk 11, a paper produced
from well-managed forests and other controlled sources certified
by the Forest Stewardship Council (FSC).

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SQS-COC-100141
© 1996 Forest Stewardship Council

Concept: Nestlé S.A., Group Governance
Design: Nestec Ltd., SGDU, Corporate Identity & Design, Vevey (Switzerland)

Printed in Switzerland

Contents

1.	**Group structure and shareholders**	**3**
1.1	Group structure	3
1.2	Significant shareholders	3
1.3	Cross-shareholdings	3
2.	**Capital structure**	**3**
2.1	Capital	3
2.2	Conditional capital	3
2.3	Changes in capital	4
2.4	Shares and participation certificates	4
2.5	Profit sharing certificates	4
2.6	Limitations on transferability and nominee registrations	4
2.7	Convertible bonds and options	4
3.	**Board of Directors** [1]	**5**
3.1	Members of the Board of Directors	5
3.2	Professional background and other activities and functions	5
3.3	Cross-involvement	9
3.4	Principles of election procedure	9
3.5	Internal organisational structure	9
3.6	Definition of areas of responsibility	11
3.7	Information and control instruments vis-à-vis the Executive Board [2]	12
4.	**Executive Board**	**13**
4.1	Members of the Executive Board	13
4.2	Professional background and other activities and functions	14
4.3	Management contracts	17
5.	**Compensations, shareholdings and loans**	**17**
6.	**Shareholders' participation**	**18**
6.1	Voting rights and representation restrictions	18
6.2	Statutory quorums	18
6.3	Convocation of the General Meeting of shareholders	18
6.4	Agenda	19
6.5	Registrations in the Share Register	19
7.	**Changes of control and defence measures**	**19**
7.1	Duty to make an offer	19
7.2	Clauses on changes of control	19
8.	**Auditors**	**19**
8.1	Duration of the mandate and term of office of the lead auditor	19
8.2	Auditing fees	19
8.3	Additional fees	19
8.4	Supervisory and control instruments pertaining to the audit	19
9.	**Information policy**	**20**
	General Organisation of Nestlé S.A.	**21**
	Appendix 1 Compensation Report 2007	**22**
	Appendix 2 Current Articles of Association of Nestlé S.A.	**31**

Situation at 31 December 2007

[1] The full Board of Directors Regulations and Committee Charters are published on www.nestle.com

[2] The term senior management, as used in the SWX Directive, is replaced by Executive Board throughout this document

Preliminary remarks

The Nestlé Corporate Governance Report 2007 follows the structure of the SWX Swiss Exchange Directive on Information Relating to Corporate Governance. Additional information can be found in the Compensation Report, (Appendix 1).

To avoid duplication of information, cross-referencing to other reports is made in some sections, namely the Management Report 2007, the 2007 Financial Statements that comprise the Consolidated Financial Statements of the Nestlé Group and the Financial Statements of Nestlé S.A., as well as the Articles of Association of Nestlé S.A., whose full text can be consulted in Appendix 2 or on www.nestle.com.

The Consolidated Financial Statements of the Nestlé Group 2007 comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Where necessary, these disclosures have been extended to comply with the requirements of the SWX Directive.

1. Group structure and shareholders

1.1 Group structure

Please refer to the Management Report 2007 for the overview of Directors and Officers, the registered offices, the stock exchange listing and quotation codes and information on market capitalisation.

For the general organisation chart of Nestlé S.A., refer to page 21 of this document. The Group's Management structure is represented in the segmental information (pages 13–14 and Note 1 of the Consolidated Financial Statements of the Nestlé Group 2007).

Please refer to the Consolidated Financial Statements of the Nestlé Group 2007, page 78, for the listing of principal affiliated and associated companies.

1.2 Significant shareholders

The Company is not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital, other than Nestlé S.A. itself, holding together with a Nestlé affiliate, 16 800 742 treasury shares, representing 4.3% of the share capital (refer to Note 21 of the Consolidated Financial Statements of the Nestlé Group 2007).

1.3 Cross-shareholdings

The Company is not aware of cross-shareholdings exceeding 3% of the capital or voting rights on both sides.

2. Capital structure

2.1 Capital

The ordinary share capital of Nestlé S.A. is CHF 393 072 500. The conditional share capital is CHF 10 000 000. Nestlé S.A. does not have any authorised share capital.

2.2 Conditional capital

The share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1.– each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants. For a description of the group of beneficiaries and of the terms and conditions of the issue of conditional capital, refer to article 5bis of the Articles of Association of Nestlé S.A.

2.3 Changes in capital

The share capital changed twice in the last three financial years; the cancellation of shares was approved at the Annual General Meetings of 6 April 2006 and 19 April 2007. In 2006, the share capital was reduced as a consequence of the CHF 1 billion share buy-back programme launched on 4 July 2005 by 2 784 300 shares from CHF 403 520 000 to CHF 400 735 700. In 2007, the share capital was further reduced by 7 663 200 shares to CHF 393 072 500 to complete the CHF 3 billion share buy-back programme launched on 17 November 2005. For the breakdown of capital ("equity") for 2007, 2006 and 2005 see the statement of recognised income and expense and changes in equity in the Consolidated Financial Statements of the Nestlé Group 2007 and 2006.

2.4 Shares and participation certificates

Nestlé S.A.'s capital is composed of registered shares only.
Number of registered shares with a nominal value of CHF 1.– each, fully paid up: 393 072 500.
According to article 14, par. 1 of the Articles of Association, each share confers the right to one vote. See also point 2.6.1 below.
Shareholders have the right to receive dividends. There are no participation certificates.

2.5 Profit sharing certificates

There are no profit sharing certificates.

2.6 Limitations on transferability and nominee registrations

2.6.1 Limitations on transferability for each share category, along with an indication of statutory group clauses, if any, and rules on making exceptions

According to article 6, par. 6, lit. a of the Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. Legal entities that are linked to one another, through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities acting in concert to circumvent this limit, shall be counted as one person. See also article 6, par. 6, lit. e of the Articles of Association and point 2.6.3 below.

2.6.2 Reasons for granting exceptions in the year under review

Please refer to points 2.6.3 and 6.1.2 below.

2.6.3 Admissibility of nominee registrations, along with an indication of per cent clauses, if any, and registration conditions

In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit (art. 6, par. 6, lit. e of the Articles of Association). In this respect, the Board of Directors has issued regulations concerning nominees, setting forth rules for their entry as shareholders in the share register. These regulations allow the registration of:

- Nominees N ("N" as Name of beneficial owner disclosed): where trading and safekeeping practices make individual registration of beneficial owners difficult or impractical, shareholders may register their holdings through a Nominee N with voting rights, subject to the specific understanding that the identity and holdings of beneficial owners are to be disclosed to the Company, periodically or upon request. Holdings of a Nominee N, or Nominees N acting as an organised group or pursuant to a common agreement, may not otherwise exceed 3% of the share capital of the Company. Holdings exceeding the 3% limit (respectively the limit fixed by the Board of Directors, (see 6.1.2) are registered without voting rights.
- Nominees A ("A" as Anonymous beneficial owner): registration without voting rights.

2.6.4 Procedure and conditions for cancelling statutory privileges and limitations of transferability

Please refer to point 6.1.3 below.

2.7 Convertible bonds and options

Bond issues are detailed in Note 18 of the Consolidated Financial Statements of the Nestlé Group 2007.
The only options issued by Nestlé S.A. are employee options allocated under the Nestlé Management Stock Option Plan (MSOP). The features of this plan are detailed in Notes 15 and 21 of the Consolidated Financial Statements of the Nestlé Group 2007.

3. Board of Directors

3.1 Members of the Board of Directors*

Name	Year of birth	Nationality	Education	First election	Term expires
Peter Brabeck-Letmathe Chairman and CEO	1944	Austrian	Economics	1997	2012
Andreas Koopmann 1st Vice Chairman	1951	Swiss	Mechanical Engineering and Business Administration	2003	2008
Rolf Hänggi 2nd Vice Chairman	1943	Swiss	Law and Finance	2004	2008
Edward George (Lord George)	1938	British	Economics	2004	2011
Kaspar Villiger	1941	Swiss	Mechanical Engineering	2004	2009
Jean-Pierre Meyers	1948	French	Economics	1991	2011
Peter Böckli	1936	Swiss	Attorney-at-law	1993	2008
André Kudelski	1960	Swiss	Physics	2001	2011
Daniel Borel	1950	Swiss	Physics and Computer Science	2004	2009
Carolina Müller-Möhl	1968	Swiss	Political Science	2004	2009
Günter Blobel	1936	German	Medicine	2005	2009
Jean-René Fourtou	1939	French	Ecole Polytechnique	2006	2011
Steven G. Hoch	1954	American/Swiss	International Relations and Economics	2006	2011
Naïna Lal Kidwai	1957	Indian	Economics and Business Administration	2006	2011

* For complete information: please refer to individual CVs on www.nestle.com.

b) Operational management tasks of the members of the Board of Directors
With the exception of Peter Brabeck-Letmathe, all members of the Board of Directors are non-executive members.

c) Information on non-executive members of the Board of Directors
All non-executive members of the Board of Directors are independent, were not previously members of the Nestlé management and have no important business connections with Nestlé. For cross-involvement, see point 3.3.

3.2 Professional background and other activities and functions

Peter Brabeck-Letmathe, Chairman and CEO



Peter Brabeck-Letmathe joined the Nestlé Group's operating company as a salesman in Austria in 1968. Between 1970 and 1987 he held a series of responsibilities in Latin America. In 1987, he transferred to Nestlé's international Headquarters in Vevey, Switzerland, as Vice President and was named Executive Vice President in 1992. At the Annual General Meeting of Shareholders in June 1997, Peter Brabeck-Letmathe was elected member of the Board of Nestlé S.A. In 1997, the Board of Directors of Nestlé S.A. appointed him CEO (Administrateur délégué). In 2001, he was elected Vice Chairman and in 2005 Chairman of the Board of Directors.
As a Nestlé S.A. representative, he serves as Vice Chairman of L'Oréal S.A., France, and is Co-Chairman of the Supervisory Board of Cereal Partners Worldwide, Switzerland.
Peter Brabeck-Letmathe is also a member of the Board of Directors of Credit Suisse Group, Switzerland, and of Roche Holding Ltd., Switzerland.
In addition, he is a member of the European Roundtable of Industrialists, Belgium, a member of the Foundation Board of the World Economic Forum, Switzerland, and Co-Chairman of ECR Europe, Belgium.

Andreas Koopmann, 1st Vice Chairman



Andreas Koopmann began his career in 1979 as Assistant to the Chairman and CEO of Bruno Piatti AG, Switzerland, and from 1980 to 1982 was Assistant to a Group Executive at Motor Columbus AG, Holding, Switzerland. Since 1982 he has been at Bobst Group, starting as Vice President of Engineering and Manufacturing in Roseland, New Jersey, USA. In 1989, he returned to Switzerland, holding a number of senior positions in the company, including member of the Group Executive Committee in charge of Manufacturing. He was a member of the Board of Directors for Bobst Group SA from 1998 to 2002 and was appointed to his present position as CEO in 1995.
Presently, he also serves as Vice Chairman of Swissmem in Switzerland.

Rolf Hänggi, 2nd Vice Chairman



In 1970 Rolf Hänggi started his career as a financial and investment analyst at Swiss Bank Corporation, Switzerland, before moving on to the Union Bank of Switzerland and then to the Baselland Cantonal Bank, Switzerland. In 1976 he joined Zurich Insurance Company and in 1986 became a member of the Corporate Executive Board and Head of finance and investments in securities, worldwide. He was appointed Deputy CEO of Zurich Insurance Company in 1988, serving as a Board member from 1993 to 1997, before becoming a private consultant.
Presently Rolf Hänggi also serves as Chairman of Rüd, Blass & Cie AG, Bankers, Switzerland. In addition, he is a member of the Board of Trustees of the Foundation Luftbild Schweiz, Switzerland; a member of the Foundation Board, Werner Abegg Fonds Foundation, Switzerland; and also sits on the Advisory Board for the Mastercourse of Advanced Studies in Applied History at the University of Zurich, Switzerland.

Edward George (Lord George)



Lord George joined the Bank of England directly from University in 1962. Between 1966 and 1974 he was seconded first to the Bank for International Settlements, Basle, Switzerland, and then to the International Monetary Fund. During the next 16 years, Lord George held various senior positions within the Bank of England before being appointed deputy Governor in 1990. From 1993 to 2003 he served as Governor of the Bank of England.
He is also a Board member of the Bank for International Settlements, Basle, Switzerland; N. M. Rothschild and Sons Ltd, Great Britain; and Rothschilds Continuation Holdings AG, Switzerland.

Kaspar Villiger



Kaspar Villiger began his career as manager and joint owner of family firm Villiger Söhne AG in 1966. In parallel, he started a political career in 1972 as a member of the Swiss Liberal Democratic Party in Canton Lucerne. He was a member of the Swiss federal parliament and elected to the National Council in 1982 and to the Council of States in 1987. From 1989 to 1995 he was Defence Minister, and from 1995 to 2003 he was Finance Minister. He served as President of the Swiss Confederation in both 1995 and 2002.
Kaspar Villiger is also a Board member of AG für die Neue Zürcher Zeitung, Switzerland, and Swiss Re (Swiss Reinsurance Company), Switzerland.

Jean-Pierre Meyers



From 1972 to 1980 Jean-Pierre Meyers was attached to the directorate of financial affairs at Société Générale. During the same time he was Assistant Professor at the Ecole Supérieure de Commerce in Rouen, France. From 1980 to 1984 he was a Director of the bank Odier Bungener Courvoisier. Jean-Pierre Meyers has been a Board member of L'Oréal S.A., France, since 1987 and Vice Chairman since 1994. He has also served as Vice Chairman of the Bettencourt-Schueller Foundation since 1988.
In addition, Jean-Pierre Meyers is a Board member of Rothschild Ophthalmological Foundation in France and a member of the Supervisory Board at Téthys S.A.S. in France.

Peter Böckli



From 1963 to 1981 Peter Böckli worked as an attorney-at-law in New York, Paris and Basle, and from 1975 to 2001 he was a visiting professor for Business and Tax Law at the University of Basle. He became a partner at law firm Böckli & Thomann in Basle (currently Böckli Bodmer & Partner) in 1981.
Presently, he also serves as Board member of Manufacture des Montres Rolex SA in Switzerland and is a Board member of Assivalor AG, Switzerland and Vinetum AG, Switzerland.
He sits on the Board of Trustees for Holler-Stiftung in Germany and is Secretary of the Board of Trustees for Doerenkamp-Stiftung, Switzerland.

André Kudelski



André Kudelski started his career in 1984 at Kudelski SA, Switzerland, as a research and development engineer. After working in Silicon Valley, he returned to Kudelski SA in 1986 and was appointed product manager for Pay-TV solutions. From 1989 to 1990 he was the director of the Pay-TV division (NagraVision) before taking over the position of Chairman and CEO of the Kudelski Group in 1991. In addition, he became Chairman of Nagra Plus SA, a joint venture of Kudelski SA and Canal Plus in 1992. He has been appointed Chairman of the Board of Directors of OPEN TV, a Nasdaq listed company, controlled by Kudelski.
André Kudelski serves on the Board of Directors and the Audit Committee of Dassault Systèmes SA, France, and Edipresse, Switzerland.
Furthermore, he is a Board member of HSBC Private Bank Holding.

Daniel Borel



Daniel Borel is the co-founder of Logitech. He served as Chairman and CEO of Logitech S.A. from 1982 to 1988 and of Logitech International S.A. from 1992 to 1998. Since 1998, he has served as Chairman of Logitech International S.A.
In addition, he serves as Chairman of swissUp, a Foundation for Excellence in Education in Switzerland, and is a member of the Board of Defitech Foundation, Switzerland.

Carolina Müller-Möhl



Carolina Müller-Möhl was a journalist and advertising and PR consultant until 1999 when she became Vice Chairperson of the Board of Müller-Möhl Holding AG. In 2000 she became President of the Müller-Möhl Group.
Carolina Müller-Möhl is also Chairperson of Hyos Invest Holding AG, Switzerland, and a Board member of Kühne Holding AG, Switzerland.
In addition, she is also a member of the Foundation Board of Pestalozzianum Foundation, Switzerland, a member of the Advisory Board of the Swiss Economic Forum and Jury President Award, member of the Board of the Pestalozzi Foundation and nominated as a Young Global Leader 2007 by the World Economic Forum.

Günter Blobel



Günter Blobel earned a doctoral degree in oncology in 1967 and was appointed to the Howard Hughes Medical Institute in 1986. In 1999, he was awarded the Nobel Prize in Physiology or Medicine. He currently holds a position at the Rockefeller University, New York.
Günter Blobel is the co-founder of Chromocell, USA, and also a Board member of IFF - International Flavours & Fragrances Inc., USA.
In addition, he is Chairman of the Friends of Dresden Inc., USA, and has been a member of the Nestlé Nutrition Council (NNC) – a group of international experts who advise Nestlé on nutrition – since August 2001.

Jean-René Fourtou



Jean-René Fourtou began his career at Bossard & Michel in 1963. He became CEO of Bossard Consultants in 1972 and later Chairman and CEO of the Bossard Group from 1977 to 1986. From 1986 to 1999 he served as Chairman and CEO of Rhône-Poulenc Group, and when Hoechst and Rhône-Poulenc merged to create Aventis in 1999, he became Vice Chairman of the Management Board and Managing Director of the company until 2002. Since 2005, he has been Chairman of the Supervisory Board of Vivendi, where he was Chairman and CEO from 2002 to 2005.
Jean-René Fourtou is also Chairman of the Supervisory Board of Canal+ Group, France, Vice Chairman of the Supervisory Board of AXA Group, France, and Board member of Sanofi-Aventis, France, Capgemini, France, NBC Universal, USA and Maroc Télécom, Morocco.
He also serves as Honorary Chairman to the International Chamber of Commerce (ICC), France.

Steven G. Hoch



Steven G. Hoch started his career in 1978 at the Chemical Bank in New York and Zurich. From 1987 to 1990, he was a member of the Management Committee and Vice President, Business Development, of the Bank in Liechtenstein Trust Company and BIL, Trainer Wortham Inc., New York. Steven Hoch was Senior Vice President and a member of the Management Committee at Bessemer Trust Company, N.A., New York, from 1990 to 1994, and a member of the Executive Committee and Head of Client Service for Pell Rudman Trust Company, Boston, from 1994 to 2002. In 2002 he founded Highmount Capital, LLC, a US-based investment management firm where he is still a Senior Partner.
Steven G. Hoch is also a Director of the American Swiss Foundation, a trustee of the Woods Hole Oceanographic Institution, USA, and a member of the National Board of the Smithsonian Institution, USA.

Naïna Lal Kidwai



Naïna Lal Kidwai started her career in 1982 and until 1994 was at ANZ Grindlays Bank Plc. (now Standard Chartered Bank). From 1994 to 2002, she was Vice Chairman and Head of Investment Banking at Morgan Stanley India before moving to HSBC. Currently she is CEO and Country Head of the HSBC Group of Companies in India and a Group General Manager of the Bank.
She serves the Government of India on the National Science and Technology Entrepreneurship Development Board, the National Integration Council and the Indo German Consultative Group. She is active on several committees of Chambers of Industry and Commerce and is on the National Council of the Confederation of Indian Industries and the National Executive Committee of FICC. She is a member of the Indian Advisory Council of the City of London. Her involvement with educational institutions includes the Global Board of Dean's Advisors of the Harvard Business School, the India Board of John Hopkins School of Advanced International Studies, USA, and the Advisory Boards of IIM Ahmedabad and IIT Mumbai. She is on the Board of Grassroots Trading Network for Women – a not-for-profit organisation to empower underprivileged women.
Naïna Lal Kidwai was awarded the Padma Shri by the Indian government in 2007.

3.3 Cross-involvement

Peter Brabeck-Letmathe and Jean-Pierre Meyers are on the Board of Directors of both Nestlé and L'Oréal.

3.4 Principles of election procedure

The Annual General Meeting has the competence to elect and remove the members of the Board. In principle, the initial term of office of a Board member is five years. Outgoing Directors are re-eligible. Each year the Board is renewed by rotation in a way that, after a period of five years, all members will have been subject to re-election.

The Board of Directors elects, for a one-year term, the Chairman/CEO, two Vice Chairmen and the members of the Committees.

The term of office of a Board member expires no later than the Annual General Meeting following his or her 72nd birthday.

For the principles of the selection procedure: see point 3.5.2 below (Compensation and Nomination Committee).

3.5 Internal organisational structure

3.5.1 Allocation of tasks within the Board of Directors

	Chairman's and Corporate Governance Committee	Compensation and Nomination Committee	Audit Committee	Finance Committee
Peter Brabeck-Letmathe Chairman and CEO	• (Chair)			
Andreas Koopmann 1st Vice Chairman	•	•		
Rolf Hänggi 2nd Vice Chairman	•		• (Chair)	• (Chair)
Edward George (Lord George)	•	•		•
Kaspar Villiger	•		•	•
Jean-Pierre Meyers			•	
Peter Böckli		• (Chair)		
André Kudelski			•	
Daniel Borel		•		
Carolina Müller-Möhl				
Günter Blobel				
Jean-René Fourtou				
Steven G. Hoch				
Naïna Lal Kidwai				

3.5.2 Tasks and area of responsibility for each committee of the Board of Directors

The members of the Board committees are elected for a one-year term by the Board of Directors, taking effect as of each Annual General Meeting. The Board of Directors appoints the Chairperson of each committee. A written charter approved by the Board determines the powers and duties of each committee. Each committee is entitled to engage outside counsel. For complete information please refer to the Board of Directors Regulations and Committee Charters on www.nestle.com.

The **Chairman's and Corporate Governance Committee** consists of the Chairman/CEO, the two Vice Chairmen and other members. It liaises between the Chairman/CEO and the Board of Directors in order to expedite whenever necessary the handling of the Company's business. This Committee acts as a consultant body for the Chairman/CEO and assists him in fulfilling his responsibilities. Upon proposal by the Chairman/CEO, it deals with business matters which fall within the authority of the Board of Directors.
The Chairman's and Corporate Governance Committee periodically reviews the Corporate Governance of the Company and prepares recommendations for the Board. It reviews, at least annually, the independence of the members of the Board.

The **Compensation and Nomination Committee** consists of one Vice Chairman and a minimum of two other members of the Board, excluding the Chairman/CEO. It draws up the principles for remuneration of the members of the Board and submits them to the Board for approval. It oversees and discusses the remuneration principles for the Company and the Group. In addition, it determines the remuneration of the Chairman/CEO and the individual remunerations of the members of the Executive Board. It also reports on its decisions to the Board, and keeps the Board updated on the overall remuneration policy of the Group.
Regarding nomination matters, the Compensation and Nomination Committee establishes the principles for the selection of candidates to the Board, selects candidates for election or re-election to the Board and prepares a proposal for the Board's decision. The candidates to the Board shall possess the necessary profiles, qualifications and experience to discharge their duties. Newly appointed Board members receive an appropriate introduction into the business and affairs of the Company and the Group.

The **Audit Committee** consists of a Vice Chairman, who chairs the Committee, and a minimum of two other members of the Board, excluding the Chairman/CEO. At least one member must be a financial expert.
In discharging its responsibilities, the Audit Committee has unrestricted access to the Company's management, books and records.
The Audit Committee supports the Board of Directors in its supervision of financial control through a direct link to KPMG (external auditors) and the Nestlé Group Audit (corporate internal auditors). The Audit Committee's main duties include the following:

- to discuss Nestlé's internal accounting procedures
- to make recommendations to the Board of Directors regarding the nomination of external auditors to be appointed by the shareholders
- to discuss the audit procedures, including the proposed scope and the results of the audit
- to keep itself regularly informed on important findings of the audits and of their progress
- to oversee the quality of the internal and external auditing
- to present the conclusions on the approval of the Financial Statements to the Board of Directors.

The Audit Committee regularly reports to the Board on its findings and proposes appropriate actions. The responsibility for approving the annual Financial Statements remains with the Board of Directors.

The **Finance Committee** consists of one Vice Chairman, who chairs this Committee, and of two members of the Chairman's and Corporate Governance Committee. It reviews the financial asset and liability framework of the Group, and prepares and updates for the Board's approval financial asset and liability risk management guidelines.

3.5.3 Work methods of the Board of Directors and its committees

The Board meets as often as necessary, at least quarterly, and on notice by the Chairman/CEO or by the person designated by him. In addition, the Board must be convened as soon as a Board member requests the Chairman/CEO for a meeting.

Meetings held in 2007:	Frequency	Average duration (hours)
– Board of Directors of Nestlé S.A.	9 times	4
– Chairman's and Corporate Governance Committee	7 times	3
– Compensation and Nomination Committee	7 times	3
– Audit Committee	3 times	3
– Finance Committee	2 times	1

The Board reserves one full day per year to discuss strategic questions. Board and Committee meetings also took place during the annual visit to a Nestlé Market, in 2007 to Nestlé in Switzerland. The average attendance at the Board meetings was over 92%. Board meetings, with the exception of certain *in camera* sessions, are attended by all members of the Executive Board. In addition, certain members of the Executive Board and senior management participate in certain committee meetings.

At each Board meeting the chairmen of the various committees report on their committee's activities.

3.6 Definition of areas of responsibility

The governing bodies have responsibilities as follows:

3.6.1 Board of Directors

The Board of Directors is the ultimate governing body of the Company. It is responsible for the ultimate supervision of the Group. The Board attends to all matters which are not reserved to the Annual General Meeting or another governance body of the Company by law, the Articles of Association or specific Regulations issued by the Board of Directors.

The Board has the following main duties:

a) the ultimate direction of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the Company's organisation;
c) the determination of accounting and financial control principles, as well as the principles of financial planning;
d) the appointment and removal of the Chairman/CEO and the Vice Chairmen, of the committee members and members of the Executive Board;
e) the ultimate supervision of the Chairman/CEO and the members of the Executive Board, in particular with respect to their compliance with the law, the Articles of Association, the Board Regulations and instructions given from time to time by the Board;
f) the preparation of the Management Report, the Annual General Meeting and execution of its resolutions;
g) the notification of the court in the event of overindebtedness;
h) the discussion and approval of:
   - the Group's long-term strategy and annual investment budget;
   - major financial operations;
   - any significant policy issue dealing with the Company's or the Group's general structure or with financial, commercial and industrial policy;
   - Corporate Governance principles of the Company;
   - the review of and decision on any report submitted to the Board.

3.6.2 Executive Board

The Board of Directors delegates to the Chairman/CEO, with the authorisation to subdelegate, the power to manage the Company's and the Group's business, subject to law, the Articles of Association and the Board of Directors' Regulations.

The Chairman/CEO chairs the Executive Board and delegates to its members individually the powers necessary for carrying out their responsibilities, within the limits fixed in the Executive Board's Regulations.

3.7 Information and control instruments vis-à-vis the Executive Board

The Board of Directors, on a regular basis, is informed on material matters involving the Company's and the Group's business. Members of the Executive Board attend the Board of Directors meetings and report on significant projects and events. Regular written reports are also provided. The Chairman/CEO ensures the proper information flow between the Executive Board and the Board of Directors.

The Board of Directors receives regular reports from the Board's committees, the Chairman, as well as from the Executive Board. The minutes of committee meetings are made available to the full Board. The Board pays a visit to a major market every year, where it meets members of senior management.

Furthermore, the Audit Committee reviews the financial performance and assesses the effectiveness of the internal and external audit processes as well as the internal risk management organisation and processes. Members of the Executive Board and other senior management attend the Audit Committee meetings, except for certain *in camera* sessions.

Additional information and control instruments include:

The external auditors, KPMG (auditors of Nestlé S.A. and of the Consolidated Financial Statements of the Nestlé Group), who conduct their audit in compliance with Swiss law and in accordance with Swiss Auditing Standards and with International Standards on Auditing.

The Nestlé Group Audit, the corporate internal auditors, which has a direct link to the Audit Committee.

It comprises a unit of international auditors who travel worldwide, completing audit assignments.

Group Risk Services, the corporate risk management unit, providing assistance to all corporate entities with regard to risk management, loss prevention, claims handling and insurance. A top-level risk assessment is performed once a year for all businesses.

Other risk and control-related functions provide additional guidance and oversight.

4. Executive Board

4.1 Members of the Executive Board

Name	Year of birth	Nationality	Education / Current function
Peter Brabeck-Letmathe	1944	Austrian	Economics Chairman and CEO
Francisco Castañer	1944	Spanish	Economics EVP; Pharmaceutical & Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Lars Olofsson	1951	Swedish	Business Administration EVP; Strategic Business Units, Marketing and Sales
Werner Bauer	1950	German	Chemical Engineering EVP; Chief Technology Officer: Innovation, Technology and R&D
Frits van Dijk	1947	Dutch	Economics EVP; Zone Asia, Oceania, Africa, Middle East
Paul Bulcke	1954	Belgian	Economics and Business Administration EVP; Zone USA, Canada, Latin America, Caribbean
Carlo M. Donati	1946	Swiss	Economics EVP; Nestlé Waters (until 1 December 2007)
Luis Cantarell	1952	Spanish	Economics EVP; Zone Europe
Paul Polman	1956	Dutch	Economics and Business Administration EVP; Finance and Control, GLOBE, Global Nestlé Business Services, Legal, IP, Tax
José Lopez	1952	Spanish	Mechanical Engineering EVP; Operations
John J. Harris	1951	American	Business Administration EVP; Nestlé Waters (as of 1 December 2007)
Richard T. Laube	1956	Swiss/ American	Organisational Development and Evaluation Research Deputy EVP; Nestlé Nutrition
Marc Caira	1954	Canadian	Marketing Deputy EVP; FoodServices Strategic Business Division
David P. Frick	1965	Swiss	Law SVP; Corporate Governance, Compliance and Corporate Services

(EVP: Executive Vice President; SVP: Senior Vice President)
For complete information: please refer to individual CVs on www.nestle.com

4.2. Professional background and other activities and functions

Peter Brabeck-Letmathe

Please refer to point 3.2 above.

Francisco Castañer



Francisco Castañer joined Nestlé España in 1964, in marketing research, before being transferred to the Organisation Department at Nestlé's Headquarters in Switzerland. He returned to Spain in 1973 to become Head of the Infant and Dietetic Products Division in 1976 and Head of the Diversification Department in 1981. He was Alimentos Refrigerados SA (Nestlé Group) General Manager from 1982 to 1984 before serving two years as Nestlé España SA Deputy Managing Director and then Managing Director and Vice President of the Board from 1986 to 1996. Since June 1997, Francisco Castañer has been the Executive Vice President responsible for Nestlé Group's worldwide non-food business (including Alcon and Galderma Laboratories, and relations with L'Oréal), as well as being responsible for Human Resources and Corporate Affairs.
He represents Nestlé as Vice Chairman of Alcon, Inc., Switzerland; and as a Board member of L'Oréal S.A. in France and Galderma Pharma S.A., Switzerland.

Lars Olofsson



Lars Olofsson joined Nestlé in 1976 as a product manager for Findus frozen products. In 1981 he took charge of various commercial and marketing functions for Nestlé France, later heading the Dairy and Dietetic Products Division of Sopad Nestlé before returning to Sweden for 18 months as President of Pripps-Procordia. In 1992, he became General Manager of France Glaces Findus, and was appointed Head of Nestlé Group's four Nordic markets in 1995 (Sweden, Norway, Denmark and Finland). He was appointed President and CEO of Nestlé France in November 1997. In July 2001 he became Executive Vice President, responsible for Zone Europe.
Since December 2005 he has been Executive Vice President in charge of Strategic Business Units, Marketing and Sales.
As a representative of Nestlé, he serves as Chairman of Nespresso S.A., as Co-Chairman of Beverage Partners Worldwide S.A., Switzerland and is a Board member of both Life Ventures S.A. and Nutrition-Wellness Venture AG, Switzerland.

Werner Bauer



Werner Bauer began his career in 1975 as an Assistant Professor in Chemical Engineering at the University of Erlangen-Nürnberg. In 1980, he was appointed Professor in Chemical Engineering at the Technical University, Hamburg, and in 1985 he obtained the Directorship of the Fraunhofer Institute for Food Technology and Packaging and a position as Professor in Food Biotechnology, Technical University, Munich.
In 1990, Werner Bauer became Head of the Nestlé Research Center, Lausanne, moving on to become Head of Nestlé Research and Development in 1996. After serving as Technical Manager and then Market Head for Nestlé Southern and Eastern Africa Region, he moved to the position of Executive Vice President and Head of Technical, Production, Environment, Research and Development in 2002. In 2007 he was appointed Chief Technology Officer, Head of Innovation, Technology, Research and Development.
As a representative of Nestlé, Werner Bauer also undertakes the following duties: Chairman of the Supervisory Board of Nestlé Deutschland AG; Board member of Alcon, Inc., Switzerland; Board member of L'Oréal S.A. in France; member of the Supervisory Board of Cereal Partners Worldwide, Switzerland; Vice Chairman for both Life Ventures S.A. and Nutrition-Wellness Venture AG, Switzerland; Chairman of Sofinol S.A. in Switzerland.
He is also a member of the Board of Trustees for the Bertelsmann Foundation in Germany, and is a Board member of the Swiss Society of Chemical Industries.

Frits van Dijk



Frits van Dijk joined Nestlé in 1970 as a sales representative for the UK before holding a series of positions in India and the Philippines from 1972 to 1979. He returned to Europe to work in Nestlé's Beverages Division before again returning to Asia in 1982 where he took on a number of portfolios and was appointed Managing Director of Nestlé Japan in 1995. In 2000, he was appointed Chairman and CEO of Nestlé Waters Worldwide (formerly Perrier Vittel S.A.), and in May 2005 he became Executive Vice President for Zone Asia, Oceania, Africa and Middle East.
Frits van Dijk represents Nestlé as a member of the Supervisory Board of Cereal Partners Worldwide, Switzerland, and is a Board member of Osem Investments Ltd., Israel; Quality Coffee Products Ltd., Thailand; Nestlé Central and West Africa Limited (Ghana); Nestlé (China) Ltd.; Nestlé (Malaysia) BHD.; Nestlé Pakistan Ltd.; Nestlé Philippines Inc.; and Nestlé (South Africa) Pty Ltd. He is President Commissioner of both PT Nestlé Indonesia and PT Nestlé Indofood Citarasa Indonesia.

Paul Bulcke



Paul Bulcke began his career in 1977 as a financial analyst for Scott Graphics International in Belgium before moving to the Nestlé Group in 1979 as a marketing trainee. From 1980 to 1996 he held various marketing, sales and division functions in Nestlé Peru, Nestlé Ecuador and Nestlé Chile before moving back to Europe as Managing Director of Nestlé Portugal. Between 1998 and 2003 he was Managing Director of firstly Nestlé Czech and Slovak Republic, and then Nestlé Germany, before being appointed, in 2004, to his present post as Executive Vice President, responsible for Zone Americas.
As a representative of Nestlé, Paul Bulcke serves as Chairman of both Nestlé Brazil Ltda., and Nestlé Chile S.A. He is also a Board member of Beverage Partners Worldwide S.A., Switzerland, a member of the Supervisory Board of Cereal Partners Worldwide, Switzerland; and Co-Chairman of the Supervisory Board of Dairy Partners Americas (Switzerland and New Zealand).
Paul Bulcke is also a board member of the Swiss-Latin American Chamber of Commerce.

Carlo Donati



Carlo Donati began his career at Nestlé in 1973 as a marketing trainee. From 1976 to 1979 he was product manager and assistant to the CEO at Nestlé India before becoming product manager at Nestlé Portugal. From 1980 onwards, Carlo Donati held a series of senior positions in Africa. In 1993, he was transferred to Nestlé's Headquarters as Regional Assistant/Deputy for the Africa and Middle East Zone of operations, moving on from that position in 1996 to become Divisional Manager of Nestlé Italiana, and then Managing Director of Nestlé India in 1998. After five years as Region Head of Nestlé South Asia Region, Carlo Donati was appointed, in 2005, Executive Vice President, Nestlé Waters (until 1 December 2007).
Carlo Donati represents Nestlé's interests as Chairman of both Nestlé Waters SAS, and Nestlé Waters MT (Management & Technology) SAS in France.

Luis Cantarell



In 1976 Luis Cantarell joined Nestlé España S.A. and was appointed Head of Coffee Marketing in 1987 and later Head of the Nutrition Division of Nestlé Spain. In 1994, he transferred to Nestlé's Headquarters, taking worldwide responsibility for Coffee Marketing within the Coffee & Beverages Strategic Business Unit. He returned to Spain in 1996 as Division Manager. From 1998 to 2001 he was Managing Director of Nestlé Portugal S.A., and in 2001 was nominated Senior Vice President in charge of the Group's Nutrition Strategic Business Division. In 2003, he was appointed Deputy Executive Vice President, before taking his present position in November 2005 as Executive Vice President, Nestlé S.A., in charge of Zone Europe.
As a representative of Nestlé, he is Chairman of the Supervisory Board of Nestlé Nederland B.V., member of the Supervisory Board of Cereal Partners Worldwide, Switzerland and Chairman of Nestlé Entreprises SAS in France, Nestlé Suisse S.A. and Société des Produits Nestlé S.A. in Switzerland. He is also Board member of Lactalis Nestlé Produits Frais SAS in France.
Luis Cantarell is a member of the Foreign Investment Advisory Council of Russia, a Board member of Association des Industries de Marque (AIM) in Belgium, President of the Liaison Committee with the CIAA and member of the Executive Board of ECR Europe in Belgium.

Paul Polman



From 1979 to 1986 Paul Polman completed various financial assignments for Procter & Gamble in Belgium, Holland and France. By 1986 he was a Category Manager and Marketing Director at P&G France, eventually becoming Vice President and General Manager of P&G Iberia in 1989 and Vice President and Managing Director of P&G UK in 1995. From 1998 to 2001, he was President of Global Fabric Care at P&G and from 2001 to 2005 Group President of P&G Europe and Officer of the Procter & Gamble Company responsible for P&G's European business.
Paul Polman joined Nestlé in 2006 and serves as Executive Vice President Finance and Control, also in charge of GLOBE, Global Nestlé Business Services, Legal, Intellectual Property and Tax.
As a representative of Nestlé, he is a Board member of Alcon, Inc. and of both Life Ventures S.A. and Nutrition-Wellness Venture AG in Switzerland.
He is also Treasurer of the Swiss-American Chamber of Commerce.

José Lopez



José Lopez joined Nestlé in 1979 as Engineering Trainee. From 1983 to 1995, he completed various technical assignments in Spain, USA, Japan and France. In 1995, he was appointed Technical Manager of the Oceania Region, becoming in 1997 the Operations Director responsible for Technical, Supply Chain and Exports. In 1999, José Lopez became Market Head responsible for the Malaysian/Singaporean Region; in 2003, he was appointed Market Head of Nestlé Japan.
As Executive Vice President of Operations as of 2007, José Lopez is responsible for Procurement, Production, Quality, Safety, Environment and Supply Chain.
He is also a member of the Executive Board of the Global Commerce Initiative (GCI) in Belgium, and a member of the Management Board of GS1 (formerly EAN International) in Belgium.

John J. Harris



John J. Harris began his career in 1974 as a Marketing Management Trainee at Carnation Company in the United States (acquired by Nestlé in 1985). From 1974 to 1987, John J. Harris held various positions in both Friskies PetCare and Carnation Products Division. In 1987, he was promoted to Vice President and General Manager of the Carnation Products Division.
In 1997, he was transferred to the Friskies PetCare Division as Vice President and General Manager and was instrumental in Friskies PetCare's acquisition of Alpo Pet Foods, announced in January 1995. In January 1997, John J. Harris was named Senior Vice President of Nestlé S.A. in Vevey responsible for the Nestlé Worldwide PetCare Strategic Business Unit. In March 1999, he returned to Nestlé USA as President of Friskies PetCare Company. In early 2001, he was nominated Chief Worldwide Integration Officer following the acquisition of Ralston Purina Company.

He was nominated Chief Executive Officer of Nestlé Purina PetCare Europe in 2002 and received added responsibility for Asia, Oceania and Africa in 2005.
Effective December 2007, John J. Harris was appointed Executive Vice President of Nestlé S.A. and Chairman and Chief Executive Officer of Nestlé Waters.
He was also Chairman of the Pet Food Institute's Board of Directors.

Richard T. Laube



From 1980 to 1986, Richard T. Laube was a brand manager for Procter & Gamble, firstly in Geneva, Switzerland, and then in Cincinnati, USA. In 1987, he moved to Osaka, Japan, as Paper Brands Marketing Director for P&G Far East Inc. and then to Germany in 1992 as General Manager and Vice President of P&G Pharmaceutical, Deutschland. After three years as Managing Director of P&G do Brasil, Richard T. Laube became President of Roche Consumer Health in 1999, and was appointed a member of the Roche Corporate Executive Committee in 2001.
Richard T. Laube joined Nestlé S.A. in April 2005 and became Deputy Executive Vice President, Corporate Business Development, and in November 2005 was appointed Deputy Executive Vice President in charge of Nestlé Nutrition.
Richard T. Laube also represents Nestlé as Chairman of both Life Ventures S.A. and Nutrition-Wellness Venture AG in Switzerland.
In addition, Richard T. Laube is a Board member of the wholly-owned Jenny Craig affiliates.

Marc Caira



Marc Caira started at Nestlé Canada in 1977. In 1986, he was appointed Regional Sales Vice President and then, in 1990, Vice President FoodServices, eventually serving as President of FoodServices & Nescafé Beverages for Nestlé Canada from 1997 to 2000.
In October 2000, Marc Caira joined Parmalat Canada and became President and CEO of Parmalat North America in 2004.
In May 2006, Marc Caira returned to Nestlé and was appointed Deputy Executive Vice President in charge of FoodServices Strategic Business Division.

David P. Frick



David P. Frick began a legal career in 1991 with a clerkship in the Meilen District Court in Zurich and in 1993 became assistant to the Banking Law Chair at Zurich University Law School.
From 1994 to 1999, he was an attorney in the International Corporate and Litigation practice groups of Cravath, Swaine & Moore, the New York law firm, before becoming Group General Counsel and Managing Director of Credit Suisse Group, Zurich, in 1999. In 2003, David P. Frick was appointed as a Member of the Executive Board at Credit Suisse Group and became the company's Head of Legal and Compliance in 2005.
David P. Frick joined Nestlé S.A. in 2006 and serves as Senior Vice President, Corporate Governance, Compliance and Corporate Services.
He is a member of the Board of Economiesuisse and also represents Nestlé at SwissHoldings.
David P. Frick serves on the Committee on Extraterritoriality for the International Chamber of Commerce in Paris and the Legal Committee for the Swiss-American Chamber of Commerce.

4.3 Management contracts

There are no management contracts with third parties at Nestlé.

5. Compensations, shareholdings and loans

Please refer to the Compensation Report, Appendix 1 of this document.

6. Shareholders' participation

6.1 Voting rights and representation restrictions

6.1.1 All voting rights restrictions, along with an indication of statutory group clauses and rules on granting exceptions, particularly in the case of institutional voting rights representatives

Only persons who have been duly entered in the Share Register are recognised by the Company as shareholders and can exercise the rights conferred by the shares (art. 6, par. 4 of the Articles of Association). Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote nor the other rights relating thereto.

Each shareholder with the right to vote may have their shares represented at Annual General Meetings by another shareholder entered as a shareholder with the right to vote (art. 14, par. 2 of the Articles of Association). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

No shareholder nor shareholders acting in concert may, for the aggregate of the shares held or represented by them, vote in respect of more than 3% of the share capital (art. 14, par. 3 of the Articles of Association).

In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors has granted exceptions to certain banks to vote shares deposited by their clients, which in aggregate are in excess of 3% of the share capital.

Further details regarding exceptions to voting restrictions are described under art. 14, par. 4–5 of the Articles of Association.

6.1.2 Reasons for granting exceptions in the year under review

In order to facilitate trading of the shares on the stock exchanges, the Board of Directors has issued regulations authorising certain nominees to exceed the 3% limit to be registered as a shareholder with the right to vote. The responsibility for disclosure of beneficial owners resides with the nominees registered in the share register.

6.1.3 Procedure and conditions for abolishing statutory voting rights restrictions

Shareholders representing at least two thirds of the share capital must be present at a General Meeting in order to amend the provisions of the Articles of Association relating to the registration of voting rights and the limit on voting rights at General Meetings. Such a resolution requires a majority of three quarters of the shares represented at the General Meeting (art. 17 of the Articles of Association). See also art. 14, par. 5 of the Articles of Association. See, however, art. 36 of the Articles of Association as adopted by the Annual General Meeting of 6 April 2006 and section "Corporate Governance and Compliance" of the Nestlé Management Report 2007.

6.1.4 Statutory rules on participating in the General Meeting of shareholders if they differ from applicable legal provisions.

Shareholders with the right to vote may have their shares represented by another shareholder with voting rights (art. 14, par. 2 of the Articles of Association). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

6.2 Statutory quorums

Please refer to art. 16 and 17, par. 1 of the Articles of Association. See, however, art. 36 of the Articles of Association as adopted by the Annual General Meeting of 6 April 2006 and the section "Corporate Governance and Compliance" of the Nestlé Management Report 2007.

6.3 Convocation of the General Meeting of shareholders

Nestlé S.A. statutory rules (art. 11 and 12 of the Articles of Association) do not differ from applicable legal provisions.

6.4 Agenda

Please refer to art. 20 of the Articles of Association.

6.5 Registrations in the Share Register

The registrations appearing in the Share Register twenty days prior to the date of the Annual General Meeting shall determine the right to participate in, and the right to represent shareholders at Annual General Meetings (art. 6, par. 7 of the Articles of Association).

7. Changes of control and defence measures

7.1 Duty to make an offer

Nestlé S.A. does not have a provision on opting out or opting up in the Articles of Association. Thus, the provisions regarding the legally prescribed threshold of 33⅓% of the voting rights for making a public takeover offer set out in art. 32 of the Swiss Stock Exchange Act are applicable.

7.2 Clauses on changes of control

There are no such agreements.

8. Auditors

8.1 Duration of the mandate and term of office of the lead auditor

On 22 May 1993, Klynveld Peat Marwick Goerdeler SA (referred to as KPMG in this report) was first appointed as auditor of Nestlé S.A. On 14 April 2005 at the 138th Annual General Meeting of Shareholders of Nestlé S.A., KPMG was reappointed as auditor of Nestlé S.A. and of the Consolidated Financial Statements of the Nestlé Group for a term of office of three years.

The audit report is signed jointly by two KPMG partners on behalf of KPMG. The first year that Mr M. Baillache, in his capacity as auditor in charge, signed the Nestlé S.A. and the Consolidated Financial Statements of the Nestlé Group was for the year ending 31 December 2006.

8.2 Auditing fees

The total of the auditing fees paid to the auditors for 2007 amounts to CHF 56 million, of which KPMG, in their capacity as Group auditors, received CHF 53 million.

8.3 Additional fees

The total of the fees paid to the auditors for 2007 related to additional services amounts to CHF 17 million, of which KPMG received CHF 6 million.

8.4 Supervisory and control instruments pertaining to the audit

KPMG presents to the Audit Committee an overview of issues found during the interim audit, as well as a detailed report on the Group's full-year financial results. In 2007, KPMG participated in three Audit Committee meetings at the end of which they met with the Audit Committee without the Group's management being present.

The Group's internal auditors met three times with the Audit Committee. In addition, the head of internal audit regularly met with the chairman of the Audit Committee for interim updates.

The Board of Directors reviews periodically the selection of the auditors in order to propose their appointment to the Annual General Meeting of Nestlé S.A. The Audit Committee assesses the effectiveness of the work of the auditors in accordance with Swiss law. The lead auditor is rotated every seven years in accordance with Swiss law.

The Nestlé Group and KPMG have agreed on clear guidelines as to professional services which it is appropriate for KPMG to provide. These services include due diligence on mergers, acquisitions and disposals and tax and business risk assurance. These guidelines ensure KPMG's independence in their capacity as auditors to the Nestlé Group. As a result of Alcon's listing on the NYSE, KPMG is required to maintain its independence from the Nestlé Group in accordance with U.S. standards. KPMG monitors its independence throughout the year and confirms its independence to the Audit Committee annually.

9. Information policy

Investor Relations – guiding principles

Nestlé is committed to managing an open and consistent communication policy with shareholders, potential investors and other interested parties. The objective is to ensure that the perception of those parties about the historical record, current performance and future prospects of Nestlé is in line with management's understanding of the actual situation at Nestlé. The guiding principles of this policy are that Nestlé gives equal treatment to shareholders in equal situations, that any price-sensitive information is published in a timely fashion and that the information is provided in a format that is as full, simple, transparent and consistent as possible.

Methodology

Nestlé produces a detailed Management Report annually, which reviews the business. It also provides detailed audited financial statements for the year under review, prepared according to the International Financial Reporting Standards (IFRS). This document is complemented by the Half-yearly Report.

Nestlé publishes its full-year and half-year results, and its first-quarter and nine-months' sales figures; it also publishes press releases at the time of any potentially price-sensitive event, such as significant acquisitions and divestments, joint venture agreements and alliances. Major announcements, such as results or corporate activity, are accompanied by a presentation which is broadcast "live" on the Internet and which anyone can choose to access, whether or not that person is a shareholder.

Furthermore, Nestlé has an active investor relations programme, including both group meetings and one-to-one meetings. This includes the Annual General Meeting, as well as presentations at the time of its full-year and half-year results. The Group also has a programme of roadshows, which take place in most financial centres around the world, and hosts themed events for institutional investors and investment analysts at which members of line management give an overview of their particular areas of responsibility. These meetings focus either on recently announced financial results, recent corporate activity or the longer-term strategy of the Group; they are not an occasion for the disclosure of new information which might encourage an investment decision.

The Company utilises the World Wide Web (www.nestle.com) to ensure a rapid and equitable distribution of information. Nestlé does not just rely on people visiting the site to be updated on the latest developments within the Group: anyone can sign up on the site to be alerted automatically by Nestlé whenever there is a change to the investor relations web site; also press releases are distributed to major wire and news services. There are links to non-financial information that may be of interest to investors, including areas such as the environment, sustainability, the Nestlé Corporate Business Principles and the Nestlé Human Resources Policy.

The Nestlé Investor Relations Department can be contacted by anyone, either through the website, or by telephone, fax, e-mail or letter.

Contact
Investor Relations
Nestlé S.A., Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
Tel. + 41 (0)21 924 35 09
Fax + 41 (0)21 924 28 13
e-mail: ir@nestle.com

General Organisation of Nestlé S.A.
31 December 2007



Board of Directors of Nestlé S.A.
Chairman and Chief Executive Officer
Peter Brabeck-Letmathe
Corporate Governance, Compliance and Corporate Services
David P. Frick
Pharma/Cosmetics/ Human Resources/ Corporate Affairs
Francisco Castañer
Finance and Control GLOBE, GNBS
Paul Polman
Strategic Business Units, Marketing and Sales
Lars Olofsson
Operations
José Lopez
Innovation, Technology and R&D
Werner Bauer
Nestlé Waters
John J. Harris
Nestlé Nutrition
Richard T. Laube
FoodServices
Marc Caira
Zone EUR: Europe
Luis Cantarell
Zone AOA: Asia, Oceania, Africa
Frits van Dijk
Zone AMS: Americas
Paul Bulcke

Compensation Report 2007

Introduction

Executive compensation has become a subject attracting much attention from shareholders, politicians and the general public.

In 2002, the SWX Swiss Exchange "Directive on information relating to Corporate Governance" was introduced and required listed companies to disclose a certain amount of information on compensation, shareholdings and loans of members of the Board of Directors and senior management. At the same time, Economiesuisse's "Swiss Code of Best Practice for Corporate Governance" came into effect. Over the years, both of these reference documents were extended and refined. Nestlé has always complied with applicable requirements.

For 2007, Annex 1 of the "Swiss Code of Best Practice" became effective. It provides ten recommendations related to compensation of members of the Board of Directors and senior management. Also, new provisions in the Swiss Corporate Law came into effect, which require more detailed reporting on top management compensation in the Annex to the financial statements of Nestlé S.A.

In light of these developments and in line with its strategy of continuous improvement of the information provided to shareholders, the Board of Directors of Nestlé S.A. decided to publish for the first time a comprehensive Compensation Report, explaining the philosophy, the elements and the processes of our compensation programmes. This report covers specifically the compensation of the members of the Board of Directors and the Executive Board of Nestlé S.A.

This Compensation Report is an integrated part of the Corporate Governance Report of the Company. As recommended in Annex 1 of the "Swiss Code of Best Practice" it will be submitted to the Annual General Meeting for approval in connection with the approval of the Financial Statements.

The success of our Company depends to a large extent on our ability to attract and retain the best performing people and to provide a stimulating and motivating environment. The Nestlé Compensation Policy and its application are based on this conviction.

Peter Brabeck-Letmathe
Chairman of the Board
and Chief Executive Officer

The objective of this Compensation Report 2007 is to inform our shareholders of the compensation system in use at Nestlé and its application, particularly concerning the members of the Board of Directors and the Executive Board.

Compensation and Nomination Committee (CNC)

The members of the CNC and its Chairperson are appointed by the Board of Directors for a period of one year. The CNC is governed by the Compensation and Nomination Committee Charter and is comprised of the First Vice Chairman and a minimum of two other members of the Board of Directors, excluding the Chairman/CEO.

On 31 December 2007, the composition of the CNC was as follows:

- Chairman: Prof. Dr Peter Böckli
- Members: Mr Andreas Koopmann
  Edward George (Lord George)
  Mr Daniel Borel

The CNC met three times during 2007 in its capacity as a Compensation Committee and held four additional meetings in its capacity as a Nomination Committee.

Governance

The Board of Directors has the overall responsibility for defining the compensation principles used in the Group. It also approves the compensation of the Chairman/CEO and the Executive Board as a whole. The governance for setting the compensation of the members of the Board of Directors and the Executive Board is defined as follows:

Compensation of	Recommended by	Approved by
Chairman	Compensation and Nomination Committee	Board of Directors/CEO*
Members of the Executive Board	Chairman/CEO	Compensation and Nomination Committee
Non-executive members of the Board of Directors	Compensation and Nomination Committee	Board of Directors**

* Chairman not voting on own remuneration.
** Not voting on own remuneration to the extent that Committee fees are concerned.

Members of the Board of Directors

Board member and committee fees

Each member of the Board of Directors receives a fee of CHF 280 000 per annum. In addition, each member of the Board of Directors receives an Expense Allowance of CHF 15 000 per annum.

Additional fees for members of Board committees (per annum)

	Chair	Members
Chairman's and Corporate Governance Committee	N/A*	CHF 200 000
Compensation and Nomination Committee	CHF 150 000	CHF 50 000
Audit Committee	CHF 150 000	CHF 100 000

* The Chairman receives no extra fee for chairing the Committee.

Members of the Chairman's and Corporate Governance Committee forming the Finance Committee (which is a sub-committee of the former) receive no additional fees.

Committee membership on 31 December 2007

	Chairman's and Corporate Governance Committee	Compensation and Nomination Committee	Audit Committee	Finance Committee
Peter Brabeck-Letmathe	• (Chair)			
Andreas Koopmann	•	•		
Rolf Hänggi	•		• (Chair)	• (Chair)
Edward George (Lord George)	•	•		•
Kaspar Villiger	•		•	•
Jean-Pierre Meyers			•	
Peter Böckli		• (Chair)		
André Kudelski			•	
Daniel Borel		•		

The above fees and allowances cover the period between the Annual General Meeting 2007 and the Annual General Meeting 2008. The Board membership and the Committee fees are paid 50% in cash and 50% in Nestlé S.A. shares, which are subject to a two-year blocking period. The number of Nestlé S.A. shares is determined by taking the ex-dividend closing price of the Nestlé S.A. share at the date of the payment of the dividend, during the respective financial year discounted by 11% to account for the blocking period of two years. In 2007, the value was CHF 429.87.

Summary of remuneration

	Fees (cash in CHF)	Fees (No. of Nestlé S.A. shares)	Expense allowance (in CHF)
Peter Brabeck-Letmathe	240 000	497	15 000
Andreas Koopmann	265 000	549	15 000
Rolf Hänggi	315 000	653	15 000
Edward George (Lord George)	265 000	549	15 000
Kaspar Villiger	290 000	601	15 000
Jean-Pierre Meyers	190 000	394	15 000
Peter Böckli	215 000	446	15 000
André Kudelski	190 000	394	15 000
Daniel Borel	165 000	342	15 000
Carolina Müller-Möhl	140 000	290	15 000
Günter Blobel	140 000	290	15 000
Jean-René Fourtou	140 000	290	15 000
Steven G. Hoch	140 000	290	15 000
Naïna Lal Kidwai	140 000	290	15 000
Total remuneration	**2 835 000**	**5 875**	**210 000**

Shares held by each member of the Board of Directors and closely related parties on 31 December 2007

	Number of Nestlé S.A. shares*
Peter Brabeck-Letmathe	See page 30
Andreas Koopmann	4 756
Rolf Hänggi	4 522
Edward George (Lord George)	3 286
Kaspar Villiger	3 810
Jean-Pierre Meyers	141 135
Peter Böckli	13 433
André Kudelski	3 385
Daniel Borel	11 785
Carolina Müller-Möhl	1 767
Günter Blobel	1 081
Jean-René Fourtou	759
Steven G. Hoch	23 788
Naïna Lal Kidwai	669
Total	**214 176**

* Includes shares subject to a two-year blocking period

Non-executive members of the Board of Directors and closely related parties did not hold any stock options on 31 December 2007.

Loans
There are no loans outstanding to non-executive members of the Board of Directors.

Senior Executive Compensation System
For the purpose of this report, senior executives include, for the business year 2007, the Chairman/CEO as well as the other members of the Executive Board.

The total compensation package consists of the five following key elements:

1. Annual Base Salary
   The Annual Base Salary is the foundation of the total compensation. It also serves as the basis for determining the second element, the Short-Term Bonus, and the third element, the Long-Term Incentives. It is reviewed annually by the CNC based upon the individual contribution and with the objective to keep it competitive against our chosen peer groups.

2. Short-Term Bonus
   The Short-Term Bonus or annual bonus is expressed as a bonus target, which is a percentage of the Annual Base Salary. The objectives to be reached are set at the beginning of each year; they include collective as well as individual objectives. Collective objectives are Nestlé Group operational objectives such as organic growth, real internal growth (RIG), EBIT performance, a certain level of capital expenditure and others. Individual objectives are determined by the Chairman/CEO for each member of the Executive Board. In case an executive reaches all objectives in full, the bonus payout will correspond to the targeted level. If one or more objectives are not reached, the bonus is reduced. In case of overachievement of the objectives, the payout can reach a maximum of 150% of the target. There is no guaranteed minimum bonus payout.

3. Long-Term Incentives
   Each year, members of the Executive Board are eligible to receive Long-Term Incentives in the form of stock options under the Management Stock Option Plan (MSOP) and restricted stock units under the Restricted Stock Unit Plan (RSUP). For this purpose, a target value is set at the time of the grant and the respective number of options and restricted stock units is then allocated to each member of the Executive Board. Grants under both

plans vest, subject to three years service conditions. The exercise price for the stock options corresponds to the weighted average Nestlé S.A. share price of the last ten trading days preceding the grant date. Upon vesting, the options have an exercise period of four years before they expire. The restricted stock units are made available to participants in the form of freely disposable Nestlé S.A. shares or the equivalent amount in cash at the Company's discretion.

4. Other benefits
Nestlé limits other benefits to a minimum. Typical elements are a car allowance (there are no company cars provided to the members of the Executive Board) and a contribution towards health insurance premiums, as offered to other employees. Those Executive Board members who have been transferred to Switzerland from other Nestlé locations can receive benefits in line with the Nestlé Corporate Expatriation Policy. There are no contractual provisions concerning severance payments or change of control provisions for the members of the Executive Board ("Golden Parachutes").

5. Pension benefits
Executive Board members domiciled in Switzerland are affiliated to the Nestlé Pension Plan in Switzerland as all other employees. The Plan is designed as a defined contribution plan with a retirement pension objective, expressed as a percentage of the Annual Base Salary. This means that the pensionable earnings include the Annual Base Salary, but not the variable compensation (Short-Term Bonus or Long-Term Incentives). Any part of the Annual Base Salary which exceeds the ceiling prescribed by the Swiss Pension Law is covered directly by the Company.

Benchmarks
The design and the value of these elements are periodically reviewed and compared with competitive practice in the market place. The first three elements, Annual Base Salary, Short-Term Bonus and Long-Term Incentives, make up the Total Direct Compensation. To determine the competitive positioning of the Nestlé situation, the CNC takes as the primary benchmark the Dow Jones Euro Stoxx 50 companies (without financial services). As secondary benchmarks, it uses a group of major European companies in the Fast Moving Consumer Goods Sector and the Swiss Market Index (SMI).

In 2007, Nestlé used the services of Towers Perrin, a reputed international compensation consultancy, to provide a detailed market comparison. The results of this study confirmed that Total Direct Compensation is broadly in line with the market median, adjusted for the size of Nestlé.

A survey conducted with Hewitt Associates in 2005 showed a good level of competitivity of the Nestlé Pension Benefits against our peer companies.

Pay for Performance
The compensation system at Nestlé has traditionally been based on rewarding the members of the Executive Board (and indeed all Senior Managers in Nestlé) based on individual and collective performance. The latter can be expressed as Group, Business unit or functional performance.

Division into fixed and variable remuneration

	As % of Annual Base Salary
Annual Base Salary	100%
Short-Term Bonus Target	from 45% to 200%
Long-Term Incentive Target	from 55% to 200%

The last two elements make up the variable portion, which therefore represents almost two thirds of Total Direct Compensation when objectives are reached at the targeted level, or more in cases of overachievement.

The CNC approves the Annual Base Salary and the allocation of Long-Term Incentives to Executive Board members. Furthermore, it validates the level of achievement of individual as well as the company objectives which in turn determine the Short-Term Bonus payout.

Elements of Executive Board Compensation

Short-Term Bonus

For the Chairman/CEO, 100% of the target is made up by Nestlé Group objectives. For the other members of the Executive Board, 30% of the target is allocated to Nestlé Group objectives and 70% is determined on the basis of individual or other collective objectives (e.g. objectives of the Zone, Globally Managed Business or Function).

The maximum of the bonus payout can reach 130% of the target for the Chairman/CEO and 150% of the target for the other members of the Executive Board. There is no guarantee for the payout of a minimum bonus.

Members of the Executive Board can elect to receive part or all of their bonus in the form of Nestlé S.A. shares instead of cash. For purposes of the conversion of cash into shares, the value of a Nestlé S.A. share is determined as the average closing price of the last ten trading days of January of the year of the payment of the bonus. Nestlé S.A. shares taken instead of cash are subject to a three-year blocking period.

Restricted Stock Unit Plan (RSUP)

Part of the Long-Term Incentives is provided in the form of Restricted Stock Units (RSU). The RSUP, in addition to the Chairman/CEO and the Executive Board, covers approximately 1800 senior managers and executives throughout the Nestlé Group. Allocations are made according to predefined ranges by management level. RSUs vest for members of the Executive Board following a restricted period of three years and are then delivered either in the form of Nestlé S.A. shares at the rate of one share for each RSU or by paying the equivalent amount in cash.

Management Stock Option Plan (MSOP)

Another part of the Long-Term Incentives is provided in the form of stock options. This MSOP is currently applied to the Chairman/CEO and the members of the Executive Board. The stock options granted have a vesting period of three years, followed by an exercise period of four years. They are valued at grant according to the Black-Scholes method.

Share Ownership Policy

Nestlé does not have a share ownership policy requiring members of the Executive Board to own Nestlé S.A. shares.

Loans

The company does not, as a rule, grant loans, except that it may provide advances free of interest and generally repayable over a three-year period to members of the Executive Board who have been transferred to Switzerland from other Nestlé locations in line with the generally applicable Nestlé Corporate Expatriation Policy.

Contracts of Employment and Severance Payments

Members of the Executive Board are subject to a generally applicable notice period of six months. During this time, unless there was termination for cause, entitlement to Annual Base Salary and pro-rated Short-Term Bonus will continue. There are no severance or change of control provisions ("Golden Parachutes").

Actual Compensation 2007 for Members of the Executive Board
The total compensation paid to members of the Executive Board in 2007 was CHF 49 620 852.

Total compensation for members of the Executive Board (in CHF)

	2007
Annual Base Salary	14 018 333
Short-Term Bonus (cash)	5 958 387
Short-Term Bonus (discounted value of Nestlé S.A. share)	9 752 863
Restricted Stock Units (fair value at grant)	11 249 575
Management Stock Options (Black-Scholes value at grant)	7 810 110
Other benefits	831 585
Total	**49 620 852**

The Company also made contributions of CHF 5 146 990 towards future pension benefits of the Executive Board's members in line with Nestlé's pension benefits policy described above.

The above compensation table includes the following:

Number of Nestlé S.A. shares granted:	24 517
Number of Restricted Stock Units granted under the RSUP:	24 250
Number of stock options granted under the MSOP:	115 500

The total compensation of the Executive Board increased compared to the previous year in light of changes on the Executive Board, a new valuation methodology used for the options (Black-Scholes instead of tax value), the peer reviews described above and the strong performance of the Nestlé Group in 2007.

Explanations
- Two new members were appointed during the year, Mr José Lopez on 1 February 2007 and Mr John J. Harris on 1 December 2007. Mr Carlo Donati retired on 1 December 2007. On 31 December 2007, the Executive Board was made up of 13 members.
- Other benefits include car allowance, contribution towards health insurance premiums and expatriate benefits (if applicable).
- RSUs 2007 are disclosed at the fair value based on the Nestlé S.A. share on 31 January 2007 adjusted for the restricted period of 3 years, which amounted to CHF 463.90.
- MSOs 2007 are disclosed at the Black Scholes value of the time of grant which corresponds to CHF 67.62.
- Nestlé S.A. shares received as part of the Short-Term Bonus are valued at the average closing price of the last ten trading days of January 2007, discounted by 16.038% to account for the three-year blocking period.
- Please also refer to Note 15 of the Consolidated Financial Statement of the Nestlé Group 2007.

Compensation for former Members of the Executive Board
A total of CHF 96 637 was conferred during 2007 to one former member of the Executive Board.

Highest total Compensation for a Member of the Executive Board

The highest total compensation for a member of the Executive Board was conferred to Peter Brabeck-Letmathe, Chairman and CEO. For the financial year 2007, it amounted to CHF 17 440 958.

Compensation for the highest paid member of the Executive Board (in CHF)

	2007
Annual Base Salary	3 150 000
Short-Term Bonus (cash)	341 778
Short-Term Bonus (discounted value of Nestlé S.A. shares)	6 457 090
Restricted Stock Units (fair value at grant)	2 760 205
Management Stock Options (Black-Scholes value at grant)	4 260 060
Other benefits	3 180
Board fees (including Nestlé S.A. shares and annual expense allowance)	468 645
Total	**17 440 958**

The Company made a contribution of CHF 1 252 600 towards future pension benefits of the Chairman/CEO in line with Nestlé's pension benefit policy described above.

The above compensation table includes the following:

Number of Nestlé S.A. shares granted:	16 232
Number of Restricted Stock Units granted under the RSUP:	5 950
Number of stock options granted under the MSOP:	63 000

The total compensation of the highest paid member of the Executive Board increased compared to the previous year in light of a new valuation methodology used for the options (Black-Scholes instead of tax value), the peer reviews described above and the strong performance of the Nestlé Group in 2007.

Explanations

- Other benefits relates to a contribution towards health insurance premiums.
- RSUs 2007 are disclosed at the fair value based on the Nestlé S.A. share on 31 January 2007 adjusted for the restricted period of 3 years, which amounted to CHF 463.90.
- MSOs 2007 are disclosed at the Black Scholes value of the time of grant which corresponds to CHF 67.62.
- Nestlé S.A. shares received as part of the Short-Term Bonus are valued at the average closing price of the last ten trading days of January 2007, discounted by 16.038% to account for the three-year blocking period.
- Please also refer to Note 15 of the Consolidated Financial Statement of the Nestlé Group 2007.

Shares and stock options held by members of the Executive Board

Total number of stock options held on 31 December 2007 by members of the Executive Board

Grant date	Vesting date	Expiry date	Exercise price in CHF	Stock options outstanding
01.02.2007	01.02.2010	31.01.2014	445.00	111 500
01.02.2006	01.02.2009	31.01.2013	379.50	97 475
01.02.2005	01.02.2008	31.01.2012	309.20	51 400
01.02.2004	01.02.2007	31.01.2011	329.10	164 500
01.02.2003	01.02.2006	31.01.2010	278.55	75 300
01.03.2002	01.03.2005	28.02.2009	367.35	48 000
01.03.2001	01.03.2004	29.02.2008	343.20	–
Total				**548 175**

Number of Nestlé S.A. shares and stock options held on 31 December 2007 by each member of the Executive Board and closely related parties

Name	Shares*	Stock options
Peter Brabeck-Letmathe	82 314	333 600
Francisco Castañer	5 904	26 500
Lars Olofsson	1 788	35 500
Werner Bauer	9 003	39 300
Frits van Dijk	2 522	39 000
Paul Bulcke	2 631	25 000
Luis Cantarell	560	20 700
Paul Polman	3 231	11 000
José Lopez	–	4 000
John J. Harris	–	–
Richard T. Laube	7 443	8 700
Marc Caira	10	4 875
David P. Frick	155	–
Total	**115 561**	**548 175**

* Includes shares subject to a three-year blocking period

Loans to members of the Executive Board

On 31 December 2007, there were no loans outstanding to any member of the Executive Board.

Additional fees and remuneration

No additional fees and remunerations were conferred to any member of the Executive Board during 2007.

Current Articles of Association of Nestlé S.A.

*Translation **

I. Name, Object, Duration Registered Offices

Article 1 Corporate name

The Company is a company limited by shares incorporated and organised in accordance with the Code of Obligations of the Swiss Confederation.
Its name is:
Nestlé S.A.
Nestlé AG
Nestlé Ltd.

Article 2 Object

1 The object of the Company is to participate in industrial, commercial and financial enterprises in Switzerland and abroad, particularly in the food and related industries.

2 The Company may itself establish such undertakings or participate in, finance and promote the development of undertakings already in existence.

3 The Company may enter into any transaction which, in the opinion of its Board of Directors, is conducive to its object or suitable for the investment of its available funds.

Article 3 Duration

The duration of the Company is unlimited.

Article 4 Registered offices

The registered offices of the Company are situated in Cham and Vevey, Switzerland.

II. Share Capital

Article 5 Share capital

The share capital is CHF 393 072 500 (CHF three hundred and ninety million seventy two thousand five hundred) divided into 393 072 500 fully paid up registered shares having a nominal value of CHF 1 each.

** This is an unofficial translation. In case of doubt or differences of interpretation the official French and German versions of the Articles of Association shall prevail over the English text.*

Article 5bis Conditional share capital

1 By the exercise of conversion or option rights, the share capital of the Company may be increased by a maximum of CHF 10 000 000 (CHF ten million), by the issue of a maximum of 10 000 000 registered shares having a nominal value of CHF 1 each.

2 Holders of convertible debentures resulting from future convertible loans or of option rights resulting from future issues of bonds with warrants attached shall be entitled to acquire the new shares.

3 The preferential subscription right of the shareholders is withdrawn for these new shares.

4 The new shares shall be subject, as soon as they are issued by the exercise of conversion or option rights, to the restrictions set forth in Article 6.

5 The right of the shareholders to subscribe in priority the convertible debentures or bonds with warrants attached when they are issued may be limited or withdrawn by the Board of Directors, if:

a) an issue by firm underwriting by a consortium of banks with subsequent sale to the public seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue;

or

b) the convertible debentures or bonds with warrants attached must be issued in connection with the acquisition of businesses or parts of businesses or with participations.

6 Any convertible debentures or bonds with warrants attached which the Board of Directors decides not to offer for prior subscription to the shareholders shall be subject to the following conditions:

a) Conversion rights may be exercised only during a maximum of 15 years, and option rights only during 7 years from the date of issue of the relevant loan.

b) The new shares shall be issued according to the applicable conversion or option conditions.
The convertible debentures or bonds with warrants attached must be issued pursuant to the usual market conditions (including the usual market conditions with regard to protection against dilution). The conversion or option price must be not less than the average of the closing price of the shares paid on the SWX Swiss Exchange during the 5 days preceding the determination of the final issue conditions for the relevant debentures or bonds with warrants attached.

Article 6 Shares; Share register; exercise of rights; restrictions under the Articles of Association

1 The Company shall issue registered shares or certificates covering several registered shares, which are issued in the name of the owner.

2 The share certificates shall be signed by two members of the Board of Directors. Both signatures may be affixed in facsimile.

3 The Company shall maintain a Share Register showing the name and address of the holders or usufructuaries. Any change of address must be reported to the Company.

4 The Share Register will contain two headings: "Shareholders without the right to vote" and "Shareholders with the right to vote". Only persons who have been duly entered under one of those two headings will be recognised by the Company as shareholders or usufructuaries. Only such persons will be authorised as against the Company to exercise the rights conferred by their shares, subject to the restrictions set forth in Article 6, par. 6, and Article 14 of the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote conferred by the shares nor the other rights relating thereto. Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association of the Company.

5 After the acquisition of shares, upon request of the shareholder to be recognised as such, any acquiring party shall be considered as a shareholder without the right to vote, until it is recognised by the Company as a shareholder with the right to vote. If the Company does not refuse the request to recognise the acquiring party within twenty days, the latter shall be deemed to be a shareholder with the right to vote.

6 Subject to Article 14, the following provisions shall be applicable:

a) No natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital, subject to Article 685d, par. 3 of the Swiss Code of Obligations. Legal entities that are linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities achieving an understanding or forming a syndicate or otherwise acting in concert to circumvent this limit, shall be counted as one person.
b) The 3% limit set out above also applies to shares acquired or subscribed by the exercise of subscription, option or conversion rights attached to shares or other securities issued by the Company or by third parties.
c) The foregoing limit does not apply in the case of subscriptions of reserve shares issued by the Company or an acquisition through exchange of shares.
d) Subject to the provisions of letter e) below, the Board of Directors may refuse to enter the shares in the Share Register if, when requested to do so by the Board, the acquiring party has not specifically declared that the shares have been acquired in its own name and for its own account.
e) In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit set out above.
f) After hearing the interested party, the Board of Directors may cancel, with retroactive effect, the registration of shareholders holding shares in contravention of the preceding rules.

7 The registrations appearing in the Share Register twenty days prior to the date of the General Meeting of shareholders shall determine the right to participate in and the right to represent shareholders at the General Meetings (art. 14).

Article 7 Dematerialised shares

1 The Company may cease printing and supplying certificates. A shareholder shall however have the right to demand at any time that a certificate for his shares be printed and supplied at no cost.

2 Shares not represented by a certificate, and the rights attached to such shares but not represented by a certificate, may only be transferred by deed. In order to be valid, the deed must be notified to the Company.

3 Shares or the rights attached thereto not represented by a certificate, which a bank has been instructed by the shareholder to administer, may only be transferred through that bank and pledged in favour of such bank.

Article 8 Notices

Without prejudice to the special notice required under Article 696, par. 2, of the Swiss Code of Obligations, all notices required by law and all notifications to be made by the Company shall be considered duly made if published in the "Feuille Officielle Suisse du Commerce" in Berne.

III. Organisation of the Company

A. General Meeting

Article 9 Powers of the General Meeting

1 The General Meeting of shareholders is the supreme authority of the Company.

2 Its decisions, if in accordance with the law and these Articles of Association, shall be binding on all shareholders.

Article 10 Ordinary General Meeting

The Ordinary General Meeting of shareholders shall be held each year within six months of the close of the financial year of the Company.

Article 11 Convening General Meetings

1 General Meetings shall be convened by the Board of Directors or, if necessary, by the Auditors, as well as in the other cases foreseen by law.

2 The Board of Directors shall, if so requested by a General Meeting or at the request in writing, specifying the items and proposals to appear on the agenda, of one or more shareholders with the right to vote representing in aggregate not less than one tenth of the share capital, convene an Extraordinary General Meeting. The Extraordinary General Meeting shall be held within forty days of such request.

Article 12 Notice of General Meetings

1 Ordinary or Extraordinary General Meetings shall be convened by notice appearing in the gazette referred to in Article 8 not less than twenty days before the date fixed for the Meeting.

2 The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a General Meeting of shareholders be convened (art. 11) or that items be included in the agenda (art. 20).

Article 13 Presiding officer; Minutes

1 The Chairman or any member of the Board of Directors shall preside at General Meetings.

2 Minutes of General Meetings shall be kept by the Secretary of the Board of Directors.

Article 14 Voting rights; Proxies

1 Each share confers the right to one vote. The right to vote is subject to the conditions of Article 6.

2 Each shareholder entered in the Share Register as a shareholder with the right to vote may have its shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote.

3 At General Meetings no shareholder may, for the aggregate of the shares held or represented by him, exercise his voting right in excess of 3% of the total share capital. Legal entities that are linked to one another through shareholding, voting rights, management or in any other manner, as well as natural persons or legal entities acting in concert with a view to circumventing such a limit, shall be counted as one shareholder.

4 The foregoing limit does not apply to shares received and held by a shareholder pursuant to an acquisition as referred to in Article 6, par. 6, lit. c).

5 In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors may by means of regulations or agreements with banks depart from the limit foreseen in this Article. It may also depart from such a limit within the framework of the regulations or agreements referred to in Article 6, par. 6, lit. e). In addition, this limit shall not apply to the exercise of voting rights pursuant to Article 689c CO regarding representation by a member of the corporate bodies and by an independent person.

Article 15 Quorum and decisions; 1. In general

1 General Meetings shall be duly constituted irrespective of the number of shareholders present or of shares represented, except as otherwise provided in the Articles of Association.

2 Subject to the provisions of Articles 16 and 17 below, General Meeting resolutions and elections shall be decided on a straight majority of the shares represented. In case of a tie, elections shall be decided by lot; on other matters the Chairman of the meeting shall have a casting vote.

3 This Article is subject to any contrary and mandatory provisions of the law.

Article 16 2. Special Quorum

1 Shareholders representing at least one half of the share capital shall have to be present in order to:

- change the corporate name,
- broaden or restrict the scope of the Company's business,
- transfer the registered offices,
- merge with another company,
- issue preference shares,
- cancel or modify the preferential rights attached to such shares,
- issue or cancel profit sharing certificates.

2 Whenever at a first General Meeting less than half of all the shares are represented, a second General Meeting may be held immediately following the first at

which, irrespective of the number of shares represented, decisions may validly be taken by a straight majority of the votes cast.

Article 17 3. Special Quorum and qualified Majority

1 Shareholders representing at least two thirds of the total share capital shall have to be present in order to amend the provisions of the Articles of Association relating to the registration of the voting right (Art. 6, par. 6), the limit on voting rights at General Meetings (Art. 14, par. 3, 4 and 5), the number of Directors (Art. 22) and the term of office (Art. 23), as well as to transfer the registered offices abroad, wind up the Company and remove more than one third of the Directors.

2 Such decisions require a majority of three quarters of the shares represented at the General Meeting.

Article 18 Voting and elections

Without prejudice to the principle set forth in the first paragraph of Article 14, votes shall be taken on a show of hands unless a secret ballot be ordered by the Chairman of the meeting or requested by the majority of the shareholders present.

Article 19 Items not on the agenda

No resolution shall be passed at a General Meeting on matters which do not appear on the agenda except for:

- a resolution convening an Extraordinary General Meeting; or
- the setting up of a special audit.

It shall not be necessary to include in the notice convening a General Meeting items on which no vote will be taken.

Article 20 Rights of shareholders to complete agenda

One or more shareholders whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.

Article 21 Specific powers of the General Meeting

The following powers shall be vested exclusively in the General Meeting:

a) to approve the annual report and the annual financial statements of the Company;
b) to approve the consolidated financial statements of the Group;
c) to grant the release to the Board of Directors and to the management;
d) to decide on the appropriation of profits resulting from the balance sheet of the Company and in particular to determine the amount of the dividend;
e) to elect and remove the members of the Board of Directors, the Auditors of the annual financial statements of the Company and the Auditors of the consolidated financial statements of the Group;
f) to adopt and amend the Articles of Association;
g) to take all decisions which by law or under the Articles of Association are within the jurisdiction of the General Meeting.

B. Board of Directors

Article 22 Number of Directors

The Board of Directors shall consist of at least seven but not more than nineteen members who must be shareholders.

Article 23 Term of office

1 The members of the Board of Directors shall be elected for five years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of five years, all members will have been subject to re-election.

2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than five years.

3 If, before the expiry of their term of office, Directors should for any cause whatsoever be replaced, the term of office of the newly elected Directors shall expire at the end of the normal term of office of their predecessors.

4 Retiring Directors may be re-elected immediately.

5 A year shall mean the period running between one Ordinary General Meeting and the next.

Article 24 Organisation of the Board; Remuneration

1 The Board of Directors shall elect its Chairman and one or two Vice Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors.

2 The Board of Directors shall define in the By-laws pursuant to Art. 28, par. 2 its organisation and the assignment of responsibilities.

3 The members of the Board of Directors are entitled to a directors' fee for their activities, the amount of which is fixed by the Board of Directors.

Article 25 Convening meetings; Resolutions

1 The Board of Directors shall meet when convened by the Chairman.

2 The Chairman or any member of the Board designated by the Chairman shall immediately convene a meeting of the Board at the written and substantiated request of any member of the Board of Directors.

3 Resolutions and elections shall be decided on a straight majority of the members present at the meeting; in case of a tie the Chairman shall have a casting vote.

4 Unless a member requests discussion, resolutions of the Board may be properly taken in the form of a motion approved in writing (by letter, facsimile or otherwise) by a majority of the members of the Board.

Article 26 Powers of the Board in general

The Board of Directors shall conduct all the business of the Company to the extent that it is not within the jurisdiction of the General Meeting or not delegated pursuant to the By-laws as set forth in art. 28, par. 2.

Article 27 Specific powers of the Board

The Board of Directors has the following non-transferable and inalienable duties:

a) the ultimate direction of the business of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the organisation in the By-laws pursuant to art. 28, par. 2;
c) the determination of accounting and financial control principles;
d) the appointment and removal of the persons entrusted with the management and the granting of signatory powers to persons representing the Company;
e) the ultimate supervision of the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
f) the preparation of the Management Report in accordance with the provisions of the law;
g) the preparation of General Meetings and the carrying out of its resolutions;
h) the determination of the manner in which the dividend shall be paid;
i) the opening and closing of branch offices;
j) the notification of the court in case of overindebtedness.

Article 28 Delegation of powers

1 The Board of Directors may appoint from amongst its members a Committee entrusted with the preparation and execution of its decisions or the supervision of specific parts of the business. The Board of Directors shall ensure that it is kept properly informed.

2 The Board of Directors may in accordance with the By-laws delegate all or part of the management to one or more of its members, to the Committee, or to third parties.

Article 29 Management; Power to sign on behalf of the Company

The Board of Directors may authorise Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, "Fondés de pouvoirs", "Mandataires commerciaux" and other officers to sign on behalf of the Company. Authority may be granted to sign individually or jointly.

C. Auditors

Article 30 Number of Auditors; Term of office

The General Meeting shall appoint, for a term of three years, one or more Auditors of the annual financial statements of the Company and one or more Auditors of the consolidated financial statements of the Group, which shall be independent from the Company and meet the special professional standards required by law.

Article 31 Rights and duties of Auditors

The Auditors shall verify the annual financial statements of the Company, as well as the consolidated financial statements of the Group, and shall submit their reports to the General Meeting. Their rights and duties shall be as laid down by the Swiss Code of Obligations.

IV. Business Report and Appropriation of profit resulting from the balance sheet

Article 32 Financial year

The financial year shall commence on the first day of January and shall end on the thirty-first day of December.

Article 33 Management report

For every financial year the Board of Directors shall prepare a management report consisting of annual financial statements of the Company, of the annual report and consolidated financial statements of the Group.

Article 34 Appropriation of profit resulting from the balance sheet of the Company

Subject to any mandatory provisions of the law, the General Meeting shall be free to determine the appropriation of the profit resulting from the balance sheet of the Company.

V. Reserve

Article 35 Use of the general reserve

The General Meeting shall determine how the general reserve shall be used.

VI. Transitional Provision

Article 36 Transitional Provision

1 The Board of Directors is mandated to draft a proposal for a complete revision of the Articles of Association of the Company.

2 The revision of the Articles of Association of the Company will be submitted to the shareholders at the Annual General Meeting 2007 or later. The shareholders' resolution on such revision shall be passed by two thirds of the votes represented at that meeting; the supermajority and quorum requirements of Arts. 16 and 17 shall not apply to such a vote.

Articles of Association amended by the Ordinary General Meeting of 19 April 2007

The Management Report contains forward looking statements which reflect Management's current views and estimates. The forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements. Potential risks and uncertainties include such factors as general economic conditions, foreign exchange fluctuations, competitive product and pricing pressures and regulatory developments.

In case of doubt or differences of interpretation, the English version shall prevail over the French and German text.

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SQS-COC-100125
© 1996 Forest Stewardship Council

Concept and design: Nestec Ltd., SGDU, Corporate Identity & Design, Vevey (Switzerland) with messi&schmidt, Lausanne (Switzerland)
Photography: apg image Ltd.; Markus Bühler-Rasom; Douglas Engle; Sam Faulkner; Peter Ginter; Harmen Hoogland; Marc Latzel; Yvan Mingard; Stephan Schacher; Qilai Shen; Jacob Silberberg; Stone – David Trood; Véronique Vial; Cédric Widmer
Printing: Entreprise d'arts graphiques Jean Genoud SA, Le Mont-sur-Lausanne (Switzerland)

The Nestlé **Creating Shared Value** Report

Nestlé
Good Food, Good Life



Performance summary

Nestlé has developed performance indicators to provide a focus for measuring and reporting *Creating Shared Value*. The summary below forms part of our communication of progress on the UN Global Compact Principles (see page 52 for further details). Unless stated otherwise, performance indicators are for the year ending 31 December 2007.

Nestlé *Creating Shared Value* performance indicators				**GRI reference**
		Total Group sales (CHF billion)	107.6	n/a
		Total shareholder return: 1 January 1997 – 31 December 2007	342.5%	n/a
Manufacturing and our environmental footprint	**Materials**	Raw materials and ingredients (except water [see below], million tonnes)	20.48	EN1
		Packaging materials (million tonnes)	4.08	EN1
		By-products (for recycling, million tonnes)	1.07	EN22
		Reduction of by-products since 1998 (per tonne of product)	58%	n/a
		Waste (for final disposal, million tonnes)	0.372	EN22
		Reduction of waste since 1998 (per tonne of product)	58%	n/a
	Energy	Direct energy consumption (Peta Joules)	85.3	EN3
		Energy saved since 1998 (per tonne of product)	45%	EN5
	Greenhouse gases	Direct CO_2 emissions (million tonnes)[1]	4.1	EN16
		Reduction of direct CO_2 emissions since 1998 (per tonne of product)	53%	EN18
	Water	Total water withdrawal (million m^3)	157	EN8
		Water saved since 1998 (per tonne of product)	59%	n/a
		Total water discharge (million m^3)	101	EN21
		Quality of water discharged (average mg COD/l)	62	EN21
	Packaging	Source reduction (thousand tonnes): 1991–2007	326.3	n/a
		Source reduction (CHF million): 1991–2007	583.7	n/a
		Reduction of packaging weight (per l of product) Nestlé Waters: 2002–2007	22%	n/a
	Governance	ISO 14001/OHSAS 18001-certified sites (number of certificates)	171	n/a
		Sites audited through CARE programme	403	n/a
Our people		Workforce size (total number of employees)	276 050	LA1
		Lost Time Injuries (per million hours worked)	3.7	LA7
		Total Injury Rate (per million hours worked)	7.5	LA7
		Leadership positions[2] held by women	24%	LA4
		Local Management Committee members native to country in developing countries	42%	n/a
		Formal classroom training received in developing countries (number of employees)	65 647	LA10
		Key Business Positions	917	n/a
		Employees with potential to fill Key Business Positions	3 247	n/a
Agriculture and rural development		Farmers trained through capacity-building programmes	111 800	n/a
		Markets covered by (SAIN) sustainable programmes	28	n/a
		Suppliers audited for safety, quality and processing	3 400	n/a
Products and consumers		Popularly Positioned Products[3]: Europe (sales volume, CHF million)[4]	212	n/a
		Popularly Positioned Products[3]: Americas (sales volume, CHF million)[4]	3 517	n/a
		Popularly Positioned Products[3]: Asia, Oceania and Africa (sales volume, CHF million)[4]	1 722	n/a
		Nestlé Nutrition business (sales 2007, CHF million)	8 434	n/a
		Number of products renovated for nutrition or health considerations[5]	6 445	n/a
		Increase in nutritious ingredients or essential nutrients (number of products)[5]	2 603	n/a
		Reduction of sodium, sugars, TFAS, total fat or artificial colourings (number of products)[5]	3 842	n/a
		- Reduction in trans fatty acid (tonnes): December 2003 – February 2007	34 200	n/a
		- Reduction in sugar (tonnes): January 2003 – December 2006	204 000	n/a
		- Reduction in salt (tonnes): April 2005 – December 2006	5 000	n/a
		Products covered by *Nestlé Nutritional Compass* (% of sales)	95	PR3
		Products with GDA labelling (% of sales)[6]	45	PR3
		Infant formula marketing (number of internal audits)	9	PR7
		Infant formula marketing (number of external audits)	1	PR7

[1] Includes CO_2 from fuel usage, refrigerants and Ozone Depletion Potential (ODP) substances
[2] Defined as positions with people management responsibilities
[3] Products for those on lower incomes
[4] 2007 PPP sales cover 3 markets in Zone Europe, 22 in Zone Americas and 12 in Zone Asia, Oceania and Africa
[5] Based on reports of approximately 75% of worldwide product development teams
[6] Based on reports for European Union only

For a complete list of indicators and definitions please visit *www.nestle.com/csv*

Highlights

Reducing our environmental footprint and reducing operational costs: pages 10-19

76%
Increase of production volume*

22%
Reduction of packaging material for bottled water**


ARROWHEAD

3%
Reduction of energy use*

16%
Reduction of greenhouse gas emissions*

28%
Reduction of water withdrawal*



Improving workers' earning capacity and creating a skilled workforce: pages 20-25

917
Number of Key Business Positions

2.2
Average number of successors per Key Business Position

42%
In developing countries, local Management Committee members who are nationals of the country

65647
Number of employees in developing countries who received formal classroom training

Helping farmers improve earnings and assuring our supply of quality raw materials: pages 26-35

610000
Number of farmers receiving free technical assistance

97500
Tonnes of coffee sourced directly from farmers in 2006



2-5%
Average annual milk district growth rate

29.9 million
Value of credit loans to farmers in 2006, in CHF


Nestlé
Você!

Expanding lower income segment's access to nutrition and broadening our customer base: pages 44-45

77 billion
Potential market for Popularly Positioned Products, in CHF


Nestlé
Ideal

50 million
Number of consumers reached by our new factory in North-East Brazil

Improved nutrition for the consumer and increasing sales/profitability for Nestlé: pages 38-43

14.6 billion
Sales value of products "60/40+" tested in 2007, in CHF

6445
Number of products renovated for nutrition or health considerations in 2007

4.4 billion
Sales value of products with Branded Active Benefits, in CHF


New
Maggi
DAL
ATTA NOODLES
Taste Bhi Health Bhi

1.88 billion
Total R&D expenses in 2007, in CHF

* Reference year: 1998
** Reference year: 2002

Creating Shared Value

For a business to be successful in the long term it has to create value, not only for its shareholders but also for society. We call this *Creating Shared Value*. It is not philanthropy or an add-on, but a fundamental part of our business strategy. Simply stated, in order to create value for our shareholders and our Company, we need to create value for the people in the countries where we are present. This includes the farmers who supply us, our employees, our consumers and the communities where we operate.

As a necessary condition for *Creating Shared Value*, we need to demonstrate responsible behaviour – by assuring compliance and sustainability. This includes complying with Nestlé Business Principles, national laws and international norms, and ensuring that our actions are environmentally sound, socially just and economically viable.

This publication is an integral part of our overall Company reporting, and is a companion document to the 2007 *Nestlé Management Report* and *Governance Report*. It is a first step in providing increasing amounts of worldwide information about the Company. With the development of GLOBE, our new business management information system, we can begin to provide increasing amounts of information regarding Nestlé on a worldwide basis which were previously inaccessible. As additional areas of GLOBE are implemented in future years, in areas such as human resources and product composition, we will be able to expand our reporting accordingly.

For a business to be successful in the long term it has to create value, not only for its shareholders but also for society

Contents

Creating Shared Value: the role of business in society	2
Company profile	4
About this report	6
Business Principles and strategy	8
Manufacturing and our environmental footprint	10
Our people	20
Agriculture and rural development	26
Products and consumers	36
Support of the UN Global Compact Principles and Millennium Development Goals	52
Engaging with our stakeholders	54
Future reporting	55
Independent assurance – Methodology & preliminary findings statement	56



Cover: Razia Berveen is a "Female Livestock Worker" in Farooqa, Pakistan. She is one of the Nestlé trainers passing on knowledge and skills to 4000 women who will go on to become agricultural extension workers under a Nestlé-United Nations Development Programme (UNDP) partnership scheme in Pakistan

Left: Nestlé-sponsored training of agricultural extension workers in Renala, Pakistan. Passing on vital skills in water management encourages sustainable practices on dairy farms in Pakistan. More on page 29

Creating Shared Value: the role of business in society

> *Creating Shared Value* means thinking long term, while at the same time delivering strong annual results. One of the fundamental Nestlé Corporate Business Principles is that 'we will not sacrifice long-term development for short-term gain'
>
> *Peter Brabeck-Letmathe, Chairman and CEO, Nestlé*

Henri Nestlé founded our Company in 1866 on a single product, an infant cereal, which was created to save the life of a neighbour's child. From that time onwards, the fundamental strategy of our Company has been to create value for society, and in doing so create value for our shareholders.

As a result of this strategy, over the past 141 years Nestlé has grown from a small family-owned business to become the world's foremost Nutrition, Health and Wellness Company.

However, *Creating Shared Value* for society and investors means going beyond consumer benefit. The very first edition of the *Nestlé Corporate Business Principles* stated that "Our investments must be good for the Company and for the countries where we operate".

Creating Shared Value also means bringing value to the farmers who are our suppliers, to our employees, and to other parts of society. It means examining the multiple points where we touch society and making very long-term investments that both benefit the public and benefit our shareholders, who are primarily pension savers or retirees.

Over a period of decades, we have worked with millions of milk and coffee farmers to make them better suppliers, and in so doing, have helped them to climb out of poverty and to prosper. Today, we work with about 600 000 farmers globally, providing free technical assistance, infrastructure and over CHF 29.9 million of micro-credit loans. About half our factories are in rural areas in the developing world, and have a profound impact on family income, quality of life, and the future for the next generation.

Creating Shared Value additionally means treating the environment in a way that preserves it as the basis of our business for decades, and centuries, to come. Ending dangerous trends in air and water pollution and mismanagement is basic to our being able to sustain a growing Food and Beverages business. We all share one home – planet earth – and the future of our business is inextricably linked to the future of the planet.

Creating Shared Value means thinking long term, while at the same time delivering strong annual results. One of the fundamental Nestlé Corporate Business Principles is that "we will not sacrifice long-term development for short-term gain".

We aim for (and have achieved) consistent improvements in annual performance through what we refer to as "The Nestlé Model": annual organic growth of 5% to 6%, combined with a sustainable annual increase in the profit (EBIT) margin. But we resist short-term temporary business and social solutions. For instance, we have purposely avoided being listed on stock exchanges which require reporting of quarterly earnings, because we believe this can lead to business thinking which is too focused on the short term.

As a result of this approach to business, independent research on the *Nestlé* brand indicates that globally we are rated very highly on "fulfilling our responsibilities to society", and particularly in developing countries. The strength of the *Nestlé* brand, including its performance in this area, is fundamental to the success of our Company. It is a result of taking our relationship with society seriously over many decades, and building a brand based on *Creating Shared Value*.

However, we are not satisfied with the *status quo*. For instance, we are increasingly focused on providing affordable, nutritious foods to lower-income populations in developing countries. In 2007, working with national governments, we opened large, state-of-the-art factories in rural areas of Brazil, China and Pakistan, to produce food with high nutritional value at an affordable cost for the local population.

Nestlé Chairman and CEO Peter Brabeck-Letmathe visiting a Mexican coffee farm in Jicotepec during a training session for the coffee growers participating in Nestlé's Technical Assistance programme. Mr Gonzalo Contreras, one of Nestlé Mexico's agronomists, demonstrates a Coffee Berry Borer insect trap that enables pest control without using pesticides, contributing to more environmentally sound coffee growing conditions


CUIDEMOS LA CALIDA

This report is a first step in providing data on a global level regarding *Creating Shared Value.* It is an integral part of our Company reporting, together with the 2007 *Nestlé Management Report* of financial results. It follows a publication two years ago on Nestlé, in which Harvard's Mark Kramer and Professor Michael Porter established a framework to examine our Company in Latin America in terms of *Creating Shared Value*. As a result, we have defined a multi-year plan for a step-by-step expansion of our measurement of *Creating Shared Value*. Access to global information has been a significant internal limitation on our reporting, but our new GLOBE business information system will, for the first time, allow us to provide global Nestlé information in many areas where it is currently unavailable.

We began planning this report with a study of outside views on what is most relevant for us to report, and thank the SustainAbility organisation for their help in this. We have also sought stakeholder feedback via an engagement process in different regions of the world facilitated by AccountAbility International. As a result, included in the report is a summary of Nestlé activities in relation to the Global Reporting Initiative, the UN Global Compact Principles and the UN Millennium Development Goals.

As I prepare to hand over the Chief Executive Officer role to Mr Paul Bulcke, I reflect on the past eleven years as Nestlé CEO, during which time we have increasingly sought to engage with society and to communicate about the interdependent relationship of Nestlé with the people of the countries where we operate.

In my continued role as Chairman of Nestlé, I will remain committed to assuring that we continue to expand our thinking and engagement in this area. This report is part of an evolving process, and I hope that it helps you to understand and evaluate Nestlé's interdependent relations with people and the planet.

Peter Brabeck-Letmathe
Chairman of the Board and
Chief Executive Officer

Company profile Nestlé is the world's leading Nutrition, Health and Wellness Company





Vevey
Location of the Company's headquarters, in Switzerland

1866
Year the Company was founded

107.6 billion
Total Group sales, in CHF

10.6 billion
Net profit, in CHF

276 050
Number of employees

480
Number of factories

86
Number of countries in which the Company has operations

Nestlé factories by continent, 2007


Africa 27
Oceania 19
Asia 84
Europe 184
Central and South America 77
North America 89

Source: Nestlé

Nestlé employees by geographic area, 2007


Asia, Oceania and Africa 27.2%
Europe 34.5%
Americas 38.3%

Source: Nestlé

Sales and organic growth by product category, 2007

Product category	Sales (CHF billion)	Organic growth
Powdered and liquid beverages	17.9	10.3%
Nestlé Waters	10.4	6.6%
Milk products and Ice cream	20.7	7.8%
Nestlé Nutrition	8.4	9.7%
Prepared dishes and cooking aids	18.5	4.0%
Confectionery	12.3	5.3%
PetCare	12.1	7.0%
Pharmaceutical products	7.3	11.0%

Source: Nestlé

Far left: Inauguration of our new milk factory in Hailar, Inner Mongolia, which opened in 2007 backed by a Nestlé investment of over CHF 20 million. **More on page 14**

Left: Kevin Duck, a Nestlé employee at Cereal Partners UK, manufacturers of *Shredded Wheat*. Wholegrain provides important nutritional value and 1.6 billion additional servings have been added over the last two years to Nestlé brands sold in Europe. **More on page 42**

Below: Products with proven superiority in consumer preference and nutritional value are the foundation of Nestlé's strategy. Our proprietary testing process, called 60/40+, helps bring a nutritional "plus" while also addressing public health-sensitive nutrients. Enhanced nutritional value is already driving Nestlé's business growth. **More on page 38**


Buitoni
Pensierini
Nestlé
MILO
Poland Spring
Aquarel
WHOLE GRAIN GUARANTEED!
Nestlé.
100% Whole Grain Wheat
Shredded Wheat
1 SIMPLE INGREDIENT
LEAN POCKETS
Whole Grain
Maggi
VEGETABLE ATTA NOODLES
Stouffer's
Meat Lasagna
Lasagne à la viande
NesVita
PURINA
PRO PLAN
VITAL-AGE 7+
Nestlé
NAN
2
sesome stir fry with chicken
NO PRESERVATIVES
Nuevo
Nestlé
NIDO
Rindes diario
Dreyer's
Slow Churned
RICH & CREAMY
Yogurt Blends
Stouffer's
LEAN CUISINE
Carnation
leche evaporada
Novo
Nestlé
Ideal
Nestlé
Rico em Fibras & Cálcio!
Choco Snack de Morango
Nestlé
Savoy
Nero
Exquisito!!!
Gerber
Applesauce
Nestlé
KitKat
NESCAFÉ
PROTECT
Nestlé
NESPRESSO
Nestlé
diet

About this report

This report is Nestlé's first attempt at a global *Creating Shared Value* Report, concerning our corporate social responsibility and sustainability. It is an integral part of our reporting and a companion document to our 2007 *Management Report*. Information covers Nestlé's global operations for the year ending December 2007, unless otherwise stated and has been subject to external assurance (see page 56). The report covers those business impacts of particular concern to our stakeholders (see below for how these impacts have been identified and prioritised). More information on a wider range of topics is available on our website at *www.nestle.com/csv*

We first explored the concept of *Creating Shared Value* in our 2005 report, *The Nestlé Concept of CSR*, which focused on our Latin American operations. Its authors, FSG – Social Impact Advisors, led by Managing Director Mark Kramer (also Senior Fellow at Harvard University's John F. Kennedy School of Government) then challenged Nestlé to provide further evidence. Since then, in conjunction with our business areas and advisers including SustainAbility and AccountAbility, Nestlé has identified and assessed critical issues, developed global performance indicators and engaged stakeholders in debate.

The result is this, our 2007 *Creating Shared Value Report*, a first step towards providing evidence that the successful creation of long-term shareholder value is dependent also on the creation of value for society.

Our reporting history

Previous reports have focused on specific topics or regions, as detailed below:

- *The Nestlé Water Management Report* – 2006;
- *Nestlé, the Community and the UN Millennium Development Goals* – 2006;
- *The Nestlé Concept of CSR as Implemented in Latin America* – 2005;
- *The Nestlé Commitment to Africa* – 2004;
- *Faces of Coffee* – 2003;
- *Nestlé and Water: Sustainability, Protection, Stewardship* – 2003;
- *The Nestlé People Development Review* – 2002;
- *Sustainability Review* – 2001;
- *Nestlé Environmental Progress Report* – 2001;
- *Nestlé and the Environment* – 1995.

Previous reports are available at *www.nestle.com/csv/downloads*

Key issues

This report focuses on areas which have a significant current or potential impact on the Company, are of significant concern to stakeholders and over which Nestlé has a reasonable degree of control.

Working with SustainAbility and using their best practice methodology, we undertook a systematic process to prioritise the issues deemed most critical to the Company, drawing on the opinions of investors, civil society groups and the media, and then assessed them with Nestlé executives.

Five areas were identified and prioritised for inclusion in this report:

- *Manufacturing and our environmental footprint:* Managing operations with respect to the environment; and how responsible safety, health and environment practices create a more efficient and cost-effective business (pages 10-19);

***Creating Shared Value* at each stage of the value chain**

	Agriculture and rural development		Environment, manufacturing and people	Products and consumers	
	Expertise and support for farmers	**Providing ongoing R&D and expertise for suppliers**	**Investing in local manufacturing plants**	**Building brands through responsible marketing**	**Increasing volume and value of sales**
Value for Nestlé	Securing supplies of high-quality raw materials	Improving community relationships and product quality	Lowering manufacturing and distribution costs	Entering new and emerging markets	Achieving competitive shareholder returns
Value for society	Improved yields and increased incomes	Reducing consumption of natural resources	Creating jobs in local communities	Widening access to nutritional products consumers prefer	Generating local investment and economic growth

- *Our people:* Acting as a responsible employer (pages 20-25);
- *Agriculture and rural development:* Nestlé's approach to agricultural sourcing (pages 26-35);
- *Nutrition, Health and Wellness:* Nestlé's strategy of improving Nutrition, Health and Wellness as a driver of business growth (pages 38-43);
- *Marketing and communication:* Marketing based on improving information concerning nutrition and health in a responsible way (pages 46-51).

The business case for Nestlé: simultaneous benefits for Nestlé and society

Nestlé's long-term objective is to create sustainable value for its shareholders. To do this, we need to create value for the societies where we operate. The diagram above shows how Nestlé's actions at each stage of its value chain are driven by its business strategy, but also create value for the societies where we are present.

Reporting boundary and scope

Data is provided for Nestlé's wholly owned companies and subsidiaries, excluding joint ventures and suppliers, unless otherwise stated. As part of continuously developing our approach to shared value creation, we will explore the possibility of widening the scope of our reporting.

The environmental data refer to factories only, including Cereal Partners Worldwide and Dairy Partners Americas. Alcon reports separately. Health & Safety figures cover all Nestlé employees, as well as approximately 61 000 contractors.

Look closer @ nestle.com

Complementary video and slide-show material is summarised in "look closer" boxes throughout this report. At *www.nestle.com/csv*, you can also listen to audio content, and read case studies, policies and publications on *Creating Shared Value.*

Business Principles and strategy

Nestlé has a strong corporate culture, which unites people from widely different backgrounds in over 100 countries in a single corporate culture built around basic human values and principles. Our first principle is that our investments must be good for the Company and for the countries where we do business.

Business Principles

The Nestlé culture and relationship to stakeholders is expressed in the:

- *Nestlé Corporate Business Principles;*
- *Nestlé Management and Leadership Principles;*
- *Nestlé Code of Business Conduct.*

Global policies on nutrition, marketing, environment, occupational health and safety and human resources support these principles. Nestlé's principles and policies are available for download from *www.nestle.com/csv/downloads*

Key management tools include the Nestlé Environment Management System (NEMS) and our HR Management System. Formal and informal networks of Nestlé experts also share information in order to develop global best practices.

A framework for *Creating Shared Value*

Nestlé's approach is based on:

- A long-term view;
- Strong presences in, and understanding of, countries and cultures;
- Responsibility and accountability.

To deliver shared value we will also:

- Continue to develop new skills in response to rapidly changing markets and operating conditions;
- Continue to apply our global principles and standards consistently and rigorously in all countries;
- Foster sustainable development in partnership with others, not just in our own direct operations, but also by collaborating with others on wider issues where we can bring influence and leadership to bear;
- Understand and address the risks and opportunities raised by our most critical sustainability impacts;
- Address them by strengthening our governance and management systems;
- Develop clear goals – financial, environmental and social;
- Work with our business partners and stakeholders to deliver shared value.

Later sections of this report outline specific social and environmental challenges we are addressing in relation to products, consumers, employees, agriculture, sourcing and manufacturing.

The diagram opposite summarises Nestlé's framework for *Creating Shared Value*.

Nestlé's framework for *Creating Shared Value*


Nestlé Business Principles and commitments to external standards
Agriculture and rural development
Environment, manufacturing and people
Products and consumers
Nestlé social and environmental impacts
Nestlé social and environmental impacts
Nestlé social and environmental impacts
Nestlé commitments and actions
Nestlé commitments and actions
Nestlé commitments and actions
Societal value
+ Nestlé and shareholder value
= Shared value

In every part of our value chain, from sourcing to end product, *Nestlé Business Principles* and external standards are the basis of all our activities. At every stage, we are committed to managing impacts and delivering benefits, *Creating Shared Value* for Nestlé and society

Auditing and assurance standards

We ensure rigorous application of principles and policies through auditing and assurance standards:

- Compliance against Corporate Business Principles in the areas of HR, safety, health and environment is assured through our CARE programme, which relies on an independent, external audit network;
- In addition, manufacturing sites are being progressively certified against standards including ISO 14001, OHSAS 18001 and ISO 22000;
- Infant food marketing activities are independently audited internally and externally;
- Suppliers are regularly screened and audited.

Formal governance bodies

- Operations Sustainability Council;
- Audit Committee;
- Risk Management Committee;
- Group Compliance Committee.

The Board is the ultimate governance body of the Company and is responsible for the supervision of the Group. With the exception of Peter Brabeck-Letmathe (Chairman and CEO), all members of the Board of Directors are non-executive members.

For full information on governance, please see our *Corporate Governance Report 2007* at *www.nestle.com/csv/downloads*

Setting objectives

Nestlé has a culture of continuous improvement and generally considers historical performance trends to be more revealing and useful for future planning than setting individual forward targets.

Engaging with our stakeholders

To understand the environment in which the Company operates, Nestlé experts throughout the Company engage with consumers, investors and NGOs to inform the actions the company takes, the products we produce and the information we communicate. This year, we have also undertaken corporate engagement with opinion formers; see page 54 for more details.

Nestlé also works closely with peers to develop market-wide frameworks. These include the Sustainable Agriculture Initiative (see pages 33–35) and PROGRESS, a forum of leading Fast-Moving Consumer Goods (FMCG) brand producers supporting responsible sourcing practices and sustainable production systems.

Manufacturing and our environmental footprint

Opposite: Water treatment plant, Agbara, Nigeria. Nestlé invests in water treatment plants in developing countries even when there is no legislation because maintaining good water quality in the areas surrounding our plants has direct benefits for our business. This plant has served as a model for another treatment plant in Tema, Ghana

Nestlé factories are a major engine of rural development and of new environmental quality standards, particularly in developing countries. Nestlé has made major strides in reducing environmental impact, thus helping to reduce costs and ultimately improving profitability and long-term sustainability.

Creating Shared Value

Value for Nestlé

Building high-quality, high-performing factories with good and continuously improving environmental performance, supported by strong local businesses, enables Nestlé to achieve sustainable profitable growth by meeting the increasing demand for food and beverages. As a company that requires high-quality agricultural raw materials and clean water throughout its value chain we depend on a clean environment and the sustainable use of natural resources to assure the long-term success of our business.

Value for society

Our major investments in rural areas help workers acquire new skills and higher income, develop local suppliers and entrepreneurs, and raise environmental standards.



18%

Proportion of factories certified to ISO 14001 and/or OHSAS 18001

The global context

Our principle is to manufacture, when possible, in countries from which we source commodities, rather than to export the raw materials. Regional manufacture for regional markets means our products have fewer miles to travel, resulting in lower transportation costs and less environmental impact. Today, about half our factories are in the developing world, located primarily in rural areas, reflecting our long-term approach to investment and our ability to operate in diverse and complex environments. For example, Nestlé has operated in South Africa since 1927 and in Brazil since 1921. And we continue to manufacture coffee in Côte d'Ivoire despite the sporadic violence and civil unrest there over the last few years. Among Nestlé's major industrial investments in developing countries in 2007 were:

- *Pakistan:* The world's largest milk processing plant in Kabirwala. Investment: CHF 90 million;
- *Brazil:* Popularly Positioned Product plant in Feira de Santana, Bahia province. Investment: CHF 60 million;
- *China:* Milk processing plant in Hailar, Inner Mongolia. Investment: CHF 20 million.



All these facilities have been equipped from their inception with up-to-date environmental technologies, such as plants to treat the water used in manufacturing processes before returning it clean to the ecosystem.

Our key environmental focus areas are water, energy and packaging. As well as managing these areas holistically throughout our business, we are increasingly working along the whole value chain to positively influence how they are addressed beyond our operations. This helps to improve quality, reliability and costs from farm to fork.

For full coverage of all environmental performance areas, including transportation and refrigeration, please visit *www.nestle.com/csv/environment*


MAGGI
MAGGI
CUBE

Estelle Kouadio works in Nestlé's *Maggi* factory near Abidjan, Côte d'Ivoire, where we have continued our operations despite severe civil unrest in recent years

Environmental management

We have invested significant resources in the Nestlé Environmental Management System. NEMS helps ensure compliance with legislation and with the Nestlé Policy on the Environment, helps Nestlé to achieve continuous performance improvement and contributes towards sustainable development.

In addition, we are seeking external certifications for all our factories in line with ISO 14001, the internationally recognised environmental management system standard. This provides a common language and enables compliance to be demonstrated more easily to our stakeholders.

18% of our factories are certified to ISO 14001 and/or OHSAS 18001. We aim to certify 100% of our factories by 2010.

84% of our factories have been audited within the scope of our CARE programme.

403

Number of factories audited within the scope of our CARE programme

Reducing our carbon footprint

Nestlé's drive for improved energy efficiency has a direct positive impact on our greenhouse gas (GHG) emissions. Additional reduction of GHG emissions is achieved through a number of our factories switching to cleaner fuels such as natural gas. Nestlé has reduced GHG emissions by 17.3% since 2003. We are committed to continue our established track record of improvement for the foreseeable future.

Along with over 2000 of the world's largest companies, Nestlé participates in the Carbon Disclosure Project (CDP), in order to share our strategy and results. This is part of our ongoing effort to enable our performance to be benchmarked and drive further improvements. We are also among a small number of companies participating in a CDP trial to raise awareness among suppliers. We are leading this pilot in our own supply chain to inspire performance improvements and help address the issue of efficiency and energy savings beyond our own operations.

Greenhouse gases: CO_2 emissions, 2003-2007*


5
4
3
2
1
0
4.74
4.41
4.31
4.05
3.92
2003
2004
2005
2006
2007

*10^6 Tonnes
Source: Nestlé

Greenhouse gases: CO_2 emissions per tonne of product, 2003-2007*


150
125
100
75
50
25
0
142
133
118
106
95
2003
2004
2005
2006
2007

*kg
Source: Nestlé

Insight Investment, the asset manager of major institutional investor HBOS Group, gave a 100% score to Nestlé for governance of carbon issues. We have also been identified as the most carbon-efficient company among the Dow Jones Stoxx 600 food products companies, on the basis of direct GHG emissions per revenue (Merrill Lynch, *Carbon Leaders: Quality Win-Win Stocks*, 31 August 2007).



At the Nestlé Product Technology Centre in Beauvais, France, we are working with partners to develop commercial ice-cream freezers using natural refrigerants and other new cooling technologies that have low energy consumption, no effect on the ozone layer and are inherently safe in public use

We recognise the need to continue working with others to implement our strategy worldwide. Recent progress includes:

- Generating energy from the combined production of steam and electricity (co-generation), which improves energy efficiency and reduces greenhouse gases emitted;
- Methane recovery (methanisation). We increasingly recover methane gas generated from our water treatment plants and we use it as a fuel. In our Shimada factory in Japan, for example, this has resulted in a 38% reduction in GHG emissions.

Industrial investments: Hailar milk processing plant, China


Nestlé





Nestlé's state-of-the-art milk factory in Hailar, Inner Mongolia was opened in July 2007 with an investment of over CHF 20 million. Since Nestlé began investing in China two decades ago, we have opened 21 factories and today employ about 13000 people. Nestlé buys fresh milk from some 40000 Chinese farmers and provides them with an overall regular income of around CHF 500000 per day, fostering rural sustainable development for the communities concerned. At least 200000 people benefit directly and indirectly from Nestlé's milk activities in China. Hailar was one of three major Nestlé investments in rural regions in 2007, the others being in Pakistan and Brazil


Nestlé

Energy consumption, 2003-2007*


3
2
1
0
2.83
2.73
2.42
2.21
2.08
2003
2004
2005
2006
2007

*10^9 Joules (GJ) per tonne of product
Source: Nestlé

We have reduced our energy usage by 3% from 1998 to 2007 while in the same period increasing our production volume by 76%. Our objective is to achieve annual energy savings of 1%-2% per tonne of product over the next five years

We have also recently aligned our reporting of GHGs to internationally recognised standards (Greenhouse Gas Protocol, WBCSD/WRI 2004) so as to present an accurate and consistent account of our emissions through the use of standardised approaches and principles.

We are among the first food companies to join the Global Reporting Initiative multi-stakeholder programme to develop a global reporting standard and indicators on sustainability in the food sector. Nestlé is also among 150 companies calling for a comprehensive, legally binding UN framework to tackle climate change, in a communiqué published by The Prince of Wales' Corporate Leaders Group in December 2007.

For more information, please visit *www.nestle.com/csv/climatechange*

Improving our energy efficiency

Nestlé improves its energy efficiency, saving around CHF 33 million in 2007 through these efforts, mitigating the impact of soaring energy prices. In addition, we also use renewable energy sources, such as coffee grounds generated in our coffee factories, to reduce our reliance on non-renewable fuels. Nestlé invests significantly in raising awareness, training and technical improvements (approximately CHF 40 million annually).



Co-generation plant at Mainz coffee factory, Germany, where spent coffee grounds are used as fuel

"Integrating CSR concerns into a company's strategy – instead of considering them merely as add-ons – is central to implementing this concept meaningfully. For developing countries, this also means giving special attention to developmental concerns, such as upgrading local suppliers, training and transfer of technology. Nestlé is certainly taking a number of exemplary steps in this direction"



Karl P. Sauvant, Ph.D., Executive Director, Columbia Program on International Investment, and Co-Director, Millennium Cities Initiative

Reducing our water consumption

We are committed to becoming the most efficient water user among food manufacturers. Reduction of water consumption has been part of management practice at plant level for many years. A formalised, company-wide effort initiated in 1997 has achieved further significant efficiencies.

Nestlé Waters is the world's bottled water leader but withdraws a very small percentage of global freshwater usage annually. Total volumes withdrawn by Nestlé Waters represent no more than 0.0009% of all water withdrawn by humans. More than half of this water goes directly into the 72 bottled water brands we sell worldwide and quantities withdrawn are strictly aligned with bottling unit needs. The rest is mainly water used for operational processes and cleaning. The amount of additional water we need to produce 1 litre of bottled water is currently 0.81 litres. Through rigorous practices in the production process, this represents a reduction of around 34% over 6 years.

***Aquapod* is an innovative form of packaging that appeals to children, encouraging them to choose water in preference to sweetened soft drinks**



Water withdrawal versus production volume, 1998-2007*



Production volume
Water withdrawal
200
180
160
140
120
100
80
60
40
20
0
%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*Relative to index 1998
Source: Nestlé

Since 1998, Nestlé has increased its food production volume by 76%. Over the same period we have reduced our water withdrawal by 28%. We aim to reduce annual consumption per tonne of product further by 2%-3% over the next five years

Bottled water, health and environment

There is growing consumption of bottled water, and level or decreasing consumption of sugared soft drinks. This is positive for health, but does this growing consumption of bottled water have a negative environmental impact?

Nestlé Waters strives to be a responsible water user, working in line with local regulation as well as our own business standards. A dedicated team of hydrogeologists provides advice and monitors the water sources to ensure good stewardship. This is both for the benefit of society, and for Nestlé to be able to sustain a long-term business. Bottled water also uses far less water than other bottled drinks. 70% of the world's water is withdrawn by agriculture, while bottled water uses very little. Transportation is an issue to be addressed, and we are working to shorten the distance from source to consumer. Regarding use of plastics, Nestlé has developed the lightest-weight bottle in the industry, which is also twice as light as soft drink bottles. The issue of waste produced by discarded water bottles is part of a wider problem that only recycling will solve. While water bottles make up less than 1% of refuse in public dumps in the USA, plastic bottles can be recycled, melted and reused. Nestlé supports a wide variety of recycling initiatives, including the recent New York marathon, where we worked with the New York Road Runners to recycle all the 75000 containers used to provide water to the competitors. But much remains to be done in recycling of all types of refuse, which must be tackled as an integrated system. In the majority of places where we sell bottled water, most consumers also drink tap water. However, the convenience of chilled water in a bottle continues to be increasingly demanded by consumers and preferred to soft drinks.



At the Gerber baby food factory in Fremont, Michigan, water used in primary plant processes (such as washing raw materials, pictured) is recycled for secondary uses (for example, washing floor drains). It is then piped 4 miles down the road to the Gerber 450 acre farm to irrigate crops that are grown to produce animal feed for local farmers

Returning cleaned water to the ecosystem

Our first objective is to minimize the volume of water used in our operations. Secondly, we continue to invest in plants to treat water after it has been used in manufacturing, returning cleaned water to the ecosystem. We decrease the organic burden to the environment by treating water to remove the vast majority of organic pollutants.

Organic load in waste water, 2007*



Before purification
After purification
120000
90000
60000
30000
0
107500
6250

*Tonnes Chemical Oxygen Demand (COD)
Source: Nestlé

Treated water leaving Nestlé factories is returned cleaned to the ecosystem, containing reduced levels of COD (Chemical Oxygen Demand, or organic pollution in water) after purification in Nestlé plants



Key challenge

Left: Khun Taleungkiet at the Chachoengsao coffee factory in Thailand, testing the quality of water that has been treated for re-use. It is our first "zero water discharge" factory that recycles almost all water, either in cooling towers or for irrigation of an adjacent coffee nursery



Sustainable water use
As populations rise and standards of living improve, demand for fresh water is forecast to increase. Over 1 billion people currently lack access to water and over 2.4 billion lack access to basic sanitation. Nestlé needs access to clean water to conduct its business, consumers need it to prepare many of our products, and our supply chain partners need it to produce the agricultural raw materials we rely on.

Our response
We have reduced water withdrawal in our direct operations by 28% since 1998. At the same time our production volume has increased by 76%. As well as managing our direct water consumption, we are increasingly contributing to improving the management of water outside our direct operations. We support Project WET, an education programme promoting water stewardship. Since 1992 this has reached several million children in over 20 countries. Agriculture withdraws some 70% of available freshwater globally so we are increasingly working to help our supply chain to improve their practices through our extensive network of agricultural advisers (see Agriculture and rural development section). As a founding signatory of the UN Global Compact CEO Water Mandate in July 2007, Nestlé has also invited business leaders to address the global challenge of water access and scarcity.

Read more at *www.nestle.com/csv/water*

Optimizing packaging
Packaging is essential for food safety and freshness, and it also provides consumers with nutritional and environmental information at point of purchase. Nestlé has adopted an integrated approach: reducing materials used where feasible; providing meaningful information to consumers about recycling and recovery; developing recyclable packaging from renewable resources; and supporting the development of public recycling schemes.

We have reduced the volume of packaging material used per litre of bottled water by 22% over the last 6 years, saving 257 000 tonnes of packaging material. We also continue to develop innovative packaging materials. We were the first company in Europe to introduce Plantic, a biodegradable alternative to plastic, made from renewable resources, for packaging manufactured food products.

CHF 583.7 million

Cost savings from optimized packaging volumes over 16 years



Communicating environmental information on our packaging

We provide our consumers and business partners with clear, accurate environmental information based on scientific evidence. Different means exist to communicate this information efficiently. One option is the packaging itself. For example, our new *NaturNes* baby food pot shows that it requires less energy and produces fewer CO_2 emissions than the previous version – over its life cycle from farm to spoon and including recovery of packaging. This results from the weight reduction achieved by replacing a glass jar with a plastic pot, as well as energy savings from the new manufacturing process and the energy recovered from used plastic pots. It has been substantiated by a Life Cycle Assessment, which follows the latest methods established in international standards (ISO 14040:2006 and ISO 14044:2006) and has been reviewed by a panel of four external experts.

For more information, please visit *www.nestle.com/csv/packaging*


Nestlé
NaturNes

Above left and above: *NaturNes* baby food being microwave-tested at the Nestlé technology centre in Singen, Germany, to confirm the optimum settings and methods for uniform heating of the product by consumers. Information on product use and packaging recycling is communicated clearly on-pack

Looking ahead

We will continue to develop our environmental management, with a focus on:

- Maintaining continuous improvements in our environmental performance;
- Encouraging our business partners to apply environmental management systems based on the ISO 14001 international standard in their own operations;
- Communicating reliable environmental information to consumers in a meaningful and straightforward way.

Look closer @ nestle.com

Watch a video on energy efficiency in 4C coffee production at *www.nestle.com/csv/stories*

Our people

Opposite: Workplace safety at Nestlé is non-negotiable. Whether working at the Nestlé Shuangcheng milk factory in China or at our other operations worldwide, the same universal standards of safety are applied

Long-term investments in training give people better job opportunities and increased income, and provide Nestlé with a skilled workforce to manufacture food products.

Our principle is that each employee should have the opportunity to develop his or her potential in a safe and fair workplace where they are listened to, respected and valued.

Creating Shared Value

Value for Nestlé

By maximizing the performance of our people and ensuring they have the motivation and skills to perform to their full potential, we achieve superior business results and future sustainable growth.

Value for society

Nestlé offers employment opportunities worldwide, providing the potential for a better standard of living and self-development.



276 050

Number of employees worldwide



The global context

Nestlé has a strong corporate culture which unites more than 275 000 people from over 100 countries. 34.5% of our workforce is in Europe, 38.3% in the Americas and 27.2% in Asia, Oceania and Africa. Around half of our employees work in developing countries, with a high proportion employed in their country of origin. In Africa, for example, only approximately 3% of our workforce is not originally from that continent.


Zephyrhills
AQUAPOD

Nestlé depends on a skilled and motivated workforce for continued success. Mechanic Frank McClamma and machine operator Leconya Rhym at the Nestlé Waters factory in Madison, Florida, manufacture *Aquapod*, an innovative concept in encouraging children to drink water in preference to sweetened soft drinks

Health and safety at work

The Nestlé Occupational Health and Safety Management System (NSMS) was revised in line with the 2007 edition of the international standard OHSAS 18001 and reissued to all Nestlé operations, reinforcing our commitment that "Safety is non-negotiable". We are also working towards external certification of our factories against OHSAS 18001. This will provide a common language around our health and safety management systems, and make it easier to demonstrate implementation of these standards to our stakeholders.

Despite our continuous efforts to prevent accidents and foster a culture of safety, we deeply regret that there were 15 fatalities in 2007 due to accidents while at work (11 employees, of which 8 were traffic accidents offsite – often in challenging rural areas with poor and limited infrastructure – and 4 contractors).

A key requirement of NSMS is to ensure that Behaviour-Based Safety (BBS) is in place in all our factories and distribution centres. Nestlé's BBS programme concentrates on awareness-raising and personal and interpersonal responsibility for safety and is critical in reducing accidents. In addition and in recognition of the employee deaths due to traffic accidents, a major focus on road safety will commence in 2008 to help minimize vehicle-related accidents.

Total Injury Rate and Lost Time Injuries, 2003-2007*


Total Injury Rate
Lost Time Injuries
20
15
10
5
0
18.6
10.6
19.6
9.1
12.2
7.0
9.7
4.8
7.6
3.7
2003
2004
2005
2006
2007

*Per million hours worked
Source: Nestlé

In the period 2003-2007, the number of injuries with time away from work per million hours worked (for employees and contractors) reduced by 65%. Our aim for 2008 and subsequent years is to continue to reduce injuries by 10% or more every year

Also of high importance is the independent audit programme, CARE, which reviews Nestlé's compliance with our Corporate Business Principles (available for download at *www.nestle.com/csv/downloads*) in the areas of human resources, safety, health and environment, including compliance with local laws.

A fair workplace

Nestlé has a strong management framework which guides employee relationships. Principles are laid down in the *Corporate Business Principles* and *Human Resources Policy*, with guidelines adapted to local laws and norms. It is our policy to abide by national laws in all countries in which we have operations and to comply with the ILO conventions on child labour and fair employment.


SAFETY PROTECT PEOPLE,

Nguyeãn Thanh Tuaán and Nguyeãn Vaên Tuaân at the Dong Nai factory in Vietnam, keeping fit in their lunchbreak by playing table tennis. Nestlé runs wellness-at-work programmes worldwide

Nestlé's compliance with local laws and with our Corporate Business Principles is verified through CARE, our independent audit programme, which covers areas of human resources, occupational health & safety and environment. For environmental performance, see the Manufacturing and our environmental footprint section on pages 10-19; for occupational health & safety, see the graph on the opposite page.

Nestlé respects the right of employees to form representative organisations and to join (or not to join) trade unions, provided this right is freely exercised. It is our policy to govern the relationship with unions in accordance with national laws and the practices outlined in the *Nestlé Corporate Business Principles*. There are Collective Bargaining Agreements in 19 developing countries, covering 39 340 employees.

Listening and responding to employee views

Businesses throughout Nestlé listen and respond to employees. Nespresso globally conducted an independent survey, which provided constructive feedback from employees on a range of topics. A clear finding was that Nespresso employees wanted the business to take a fresh look at internal communication. Nespresso responded firstly by running structured workshops to help translate opinions into action. Various initiatives were implemented as a result. These range from new opportunities to meet and share ("mystery lunches" and monthly departmental

Key challenge

Empowering high-performing teams

Within diversified, decentralised operations in emerging as well as developed economies, our key challenge is to continuously build local capacity, expertise and leadership to raise standards across the board.

Our response

Nestlé continuously promotes a culture of engagement and performance and strives towards best practice. For example, we have introduced Mission Directed Teams (MDTs) in a number of our operations. Each MDT is a mini-business focused on delivering high-quality products and services to other internal MDTs. Early results from pilots in our manufacturing plants show value being delivered through efficiency gains, higher levels of engagement and service improvements. For example, MDT made a significant contribution in Blacktown, Australia, where past results have shown customer complaints falling by 33% on prior year (a key focus was product quality issues), and absenteeism reduced by 6.5% to below 3% of hours worked.

Developing future leaders

We need to maintain a global pipeline of talented people who can help us keep our competitive advantage and achieve sustainable growth. We have 917 global Key Business Positions and have, in 2007, identified around 3000 current employees who have the potential to fill these and other key positions.

Other key statistics:

- For every global Key Business Position, there are more than two successors on average;
- 24% of leadership positions (defined as having people management responsibilities) are occupied by women.

With manufacturing processes, headquarter operations and R&D capacity structured to build significant local presences, Nestlé relies on competent local workforces and leadership. 42% of Local Management Committee members in developing countries are native to that developing country.







Nestlé employees undergoing intensive training courses at the Rive-Reine International Training Centre, Switzerland

> By investing in safe workplaces, and empowered, well-trained and professionally developed people, businesses at once create increased productivity and loyalty for themselves, but also enhance the local talent pool. This phenomenon is especially acute in developing countries and is evident in particular for large companies like Nestlé who are integrated into developing country societies



Rob Goffee, Professor of Organisational Behaviour, London Business School

meetings) to improved information sources (intranet and publications library). In addition to business-specific surveys like Nespresso's, Nestlé is conducting a global employee survey. This is currently underway, and we will be able to report on it in future publications.

Supporting employees through business changes

In March 2004, Nestlé Purina PetCare (NPCC) announced the intention to close their pet food canning factory in Barrhead, Scotland, due to the continuing downturn in the canned pet food industry. The age and layout of the factory ruled out any potential upgrade to dry or foil-sealed pet foods. 206 people were employed at the factory. NPCC formed a resettlement team made up of management and unions, which worked in close partnership with local job and training agencies. Employees were supported with job search services, CV preparation, careers and training advice, a jobs fair and pension advice. 197 of the former employees responded to a post-closure survey. 85% of respondents had used the services provided. 96% rated out of 10 (most positive) the services at 5 or above. 62% of respondents were in work approximately three months after exit from the plant, with only 7% still actively seeking employment at the time of the survey. Others specified "taking a break", "still with Company" and "Further/Higher Education".

Building our capabilities

We need to build the capabilities required for short- and long-term success through on-the-job experience, coaching relationships and off-the-job learning. In 2007, 65647 employees in 33 developing countries received formal classroom training.

Agriculture and rural development

Opposite: Mrs Asso Koffi, owner of a cassava plantation from which Nestlé purchases supplies, with Pondo Kouamé, head of Nestlé agricultural services in Côte d'Ivoire. Nestlé is supporting government and UN efforts in West Africa designed to increase the quantity and quality of production, as cassava plays a vital role in employment of African famers and in feeding millions of people throughout the continent

Nestlé spends approximately CHF 13 billion a year on agricultural materials such as milk, coffee and cocoa. So, although we do not own any agricultural land or operate commercial farming activities, we seek to improve farmers' living standards, environmental practices and water usage. This gives Nestlé access to high quality raw materials.

Creating Shared Value

Value for Nestlé

By engaging closely with the communities that supply us with agricultural commodities, we benefit from a more secure supply of better quality raw materials, which lowers our procurement costs (due to fewer middlemen, fewer defects and reduced waste), and results in better end products, helping to ensure consumer preference and profitable growth for our brands.

Value for society

Thousands of farmers use our advice and technical assistance to produce greater yields of higher quality crops using fewer resources, which benefits the environment and increases their income. Rural communities also gain from wider employment and economic development opportunities. Consumers also know the products they buy are safe, of high quality and produced using sustainable agricultural practices.



The global context

The world currently faces three major issues that particularly influence the future of our business and our industry. They are:

- The growing demand for food in countries like China and India because of improving family incomes;
- The growing scarcity of water globally;
- The continued poverty, ill health and lack of purchasing power of over 2 billion people in rural areas.

The problem of water scarcity must be addressed while increasing production of food, and at the same time, we must work to bring rural communities into the cash economy with adequate access to nutrition, water and sanitation.



Zhengjun Wang, who owns nine cows and six calves, has been supplying milk to the Nestlé plant in Shuangcheng, North-East China, since 1990. A Nestlé project in the milk district now provides farmers with proper manure storage facilities, which reduces impact on water sources and also creates a biogas energy source for farmers' homes

Rural development

Nestlé has a long history of helping farmers to be better and more prosperous suppliers. This has a positive long-term impact on economic and environmental development and standards of living, sometimes helping entire regions to increase agricultural productivity and economic performance. This often begins by helping farmers through agricultural programmes that share good environmental and water management practices.

Our team of 675 agronomists and approximately 5000 extension workers and contractors currently offers support and training assistance to 111 800 farmers via 28 projects in 21 countries as well as maintaining ongoing dialogue with traders, governments and NGO partners. There are no conditions attached to the assistance we give and farmers are not obliged to sell their produce to Nestlé.

Such projects secure supplies of higher-grade raw materials, which ensure we can maintain production of high-quality end products. For example, Nestlé's Doi Tung Experimental and Demonstration Farm helps hundreds of farmers in northern Thailand to grow Arabica coffee. They receive practical training on coffee fertilisation, irrigation and harvesting techniques, which helps their coffee to command a higher price. We have taken a similar approach in Yunnan Province, China, where Nestlé has set up a training centre, demonstration farm, nursery and buying station.

United Nations Development Programme Partnership
A joint programme between the UNDP, Nestlé Pakistan and Engro Foods has trained 4000 women agricultural advisers, whose assistance and advice is helping to increase milk production among dairy farmers in rural Pakistan who supply fresh milk to Nestlé.

To build confidence in the milk trade, Nestlé India established well-equipped milk collection centres, and its field staff provide farmers with technical assistance and advice about animal health, breeding and fodder production. This has helped to raise the quality and value of the milk produced by 85 000 farmers, and, we believe, improved the health and economy of the local community. Nestlé is also working with schools and local associations to improve drinking water and toilet facilities in schools within the milk district serving the Moga factory, while another project helps to fund medicines for a local tuberculosis clinic.

Sourcing profile
Nestlé buys CHF 8 billion of agricultural commodities from emerging economies every year – around two-thirds of the Company's total expenditure on raw materials – and nearly 40% goes towards three key commodities: milk, coffee and cocoa. Over half a million farmers (610 000) supply Nestlé directly.



More than 4000 women in Pakistan are learning new agricultural skills, such as raising livestock and managing water resources, through training provided by Nestlé

Each of the key regions from which Nestlé sources its products has its own political, socio-economic and environmental conditions, but Nestlé works to protect the security of its supply, the quality of the resources available, and rural employment and development.

For example, soil erosion can be a challenge in mountainous countries with heavy rainfall like the Philippines. Nestlé's agricultural experts have worked with the Ministry of Agriculture and local coffee farmers to implement the SALT (Sloping Agricultural Land Technology) programme. By planting along contour lines and using vetiver grass to bind the soil, erosion has been reduced by up to 90%, soil fertility has improved and crop yields increased.

Key challenge

Biofuels
In addition to being a source of food, some crops such as maize and wheat can also be grown as a source of energy. Such "biofuels" are considered by some to be a long-term, low-carbon energy option.

Nestlé believes that decisions about energy sources must be based on cost–benefit and life-cycle analysis, and should consider their full social and environmental impact, including the effects on food prices and water. Current biofuel production has contributed to significant price increases and is likely to eventually create food shortages for millions of low-income consumers. Agriculture already withdraws 70% of available water sources, and with every litre of biofuel from irrigated maize or soybeans requiring up to 5000 litres of water to produce, any large-scale expansion will make water even more scarce. Furthermore, depending on crop type and location, greenhouse gas savings compared to fossil fuel can actually increase in some cases.

Nestlé sourcing profile, 2006

Milk	Coffee	Cocoa*
11 850 000 tonnes CHF 4000 million	750 000 tonnes CHF 1600 million	370 000 tonnes CHF 930 million
Other: fruit, vegetables and cereals partly sourced directly from farmers; sugar, oil, meat, spices and other ingredients sourced through trade		

*Cocoa beans, powder, butter and liquor
Source: Nestlé

Milk

Nestlé is the world's largest milk company, sourcing 11.8 million tonnes of milk from more than 30 countries. But as rising disposable income levels in developing countries lead to greater demand, securing a plentiful supply of fresh, high-quality milk in economical and efficient ways remains a challenge.

Nestlé's approach includes the development of milk districts, which involves regular purchasing of milk from local farmers, regardless of how much or how little they produce. It also requires adapting or installing collection, storage and chilling facilities, and arranging transportation to a local factory. Such investments demonstrate to local communities that we will be there for the long term.

Local communities also benefit from much more than just a market for their milk. Training is provided through Nestlé agronomists and field technicians, and sometimes in partnership with a local college or university. Quality control, traceability and food safety systems are also put in place, financial support is available, and farmers are assured regular payment at a fair price.

Nestlé's milk district model, introduced in Switzerland in the 1870s, has been replicated and adapted for use in Latin America, the Caribbean, Asia and Africa – and most recently in Inner Mongolia. On average, milk districts are growing by 2–5% annually, and some by as much as 10%, generating millions of dollars into rural economies every year.

Caquetá, a poor and sparsely populated region of Colombia with over 1 000 000 hectares of grazing land, is home to a Nestlé milk district. Over the last 30 years, Nestlé has installed three plants and 220 cooling stations, and regularly provided 2800 farmers with technical advice on animal nutrition, farm development and road construction to improve the quantity and quality of their milk.

"Food businesses in particular have a significant interest in enhancing agricultural productivity and sustainability. World population is rising rapidly, and fortunately more and more people are emerging from poverty. They are demanding more and better food, creating great opportunities for farmers and the food industry. The challenge, though, is to make sure this demand can be met, not just today and tomorrow, but in the long run – in spite of the world's limited resource base. And nowhere is this more evident than in the area of water security. Companies that actively engage in helping agriculture – as the biggest water user – enhance sustainable water use, are investing in their own supply chain security"



Professor Stefan Tangermann,
Director for Trade and Agriculture, OECD

97 500

Tonnes of coffee sourced directly from farmers

Coffee

Coffee is the second most traded commodity in the world after oil, and grows best within the "coffee belt" between the tropics of Cancer and Capricorn that spans Latin America, Africa and Asia. For many countries, coffee is a valuable export, and for some communities, its cultivation is the primary economic activity. The coffee supply chain is extremely complex, with 80% of farmers operating as smallholders with a few hectares of land or less. Around 25 million smallholders depend directly on coffee farming for their livelihoods, and a further 100 million people are involved in the industry as a whole.

In coffee-producing countries where we have factories, our direct buying system allows farmers to deliver coffee directly to our buying stations. Nestlé's seven buying stations in southern Thailand, for instance, receive coffee from about 20 000 farmers who, by avoiding intermediaries, receive a higher price.

Nestlé purchased 750 000 tonnes of green coffee in 2006, about 13% of it directly from farmers, making us the world's largest direct purchaser.

Nestlé also offers coffees which are Fairtrade certified (or other certified coffees), where consumer or retail customer demand is sufficient. *Nescafé Partners' Blend* is one example.





Nestlé agronomists and Colombian producers share best practice methods for coffee-drying, just one of the sustainable agriculture topics discussed as part of a week-long exchange of ideas and learning under the Nespresso AAA Sustainable Quality Programme

Nespresso AAA Sustainable Quality coffee

Only about 2% of the world's speciality grade coffees meet the specific profile of Nespresso's Grands Crus. So to ensure a consistent supply in the future, we encourage and reward farmers who grow such grades, developing lasting, mutually beneficial relationships and improving traceability in the supply chain.

"AA" has always stood for the highest-quality coffee, but in 2003, Nespresso incorporated an additional "A" for sustainability. The resulting Nespresso AAA Sustainable Quality Programme draws on our relationships with suppliers and partners to ensure our coffee is produced to the highest quality standards but also considers the social and economic value for farming communities and its environmental sustainability.

Working closely with the Rainforest Alliance, our commitment includes:

- Paying farmers a premium price for their AAA coffee;
- Setting out the practices required by the AAA standard;
- Analysing the data from the independent verification process conducted by Rainforest Alliance;
- Providing technical training and assistance to farmers;
- Investing in wider community projects.

In 2007, 35% of the total green coffee beans Nespresso purchased came from farms in the AAA Sustainable Quality Programme. This is an increase from 25% in 2006, and we have committed to increase this to 50% by 2010.

The AAA Sustainable Quality Programme has been rolled out in Mexico, Guatemala, Costa Rica, Colombia and Brazil. (See www.nespresso.com for further information)

In November 2007, the second AAA Sustainable Quality Coffee Forum took place in Costa Rica. (Read more at www.nestle.com/csv/AAAforum)

In 2006, Nespresso and TechnoServe initiated a three-year sustainable development project in Caldas, Colombia, to help coffee farmers improve the quality of their coffee and their yields, and achieve higher prices as a consequence. The total investment of CHF 847000 – including CHF 472000 from Nespresso and TechnoServe – is being used to improve farm productivity, establish a pricing system and help build new laboratories. By 2011, the investment is expected to have generated an additional CHF 3.5 million GDP in the Caldas region – around 20% (CHF 880) extra per farmer – and enabled Nespresso to buy 25000 bags (1500 tonnes) of AAA green coffee.


Nestlé
KitKat

At this Nestlé-sponsored farmers' field school in Nobertkro, South-West Côte d'Ivoire, topics include responsible labour practices, the importance of schooling for children and sustainable farming methods. Cocoa from farms like this will be used in leading Nestlé chocolate brands manufactured at York in the UK



Cocoa

Although Nestlé does not own any cocoa farms or plantations, we are committed to contributing to more sustainable cocoa growing through programmes run with other members of industry, governments in the producer countries of West Africa, and other partner organisations.

Nestlé is:

- A founding participant in the International Cocoa Initiative (ICI), a joint industry – labour union and civil society initiative which works to eliminate child trafficking and abusive labour practices;
- Working closely with West African governments, labour experts and other industry partners to implement a system of certification for cocoa-growing regions, which will help to improve the lives of children and families on cocoa farms by identifying non-compliance with ILO convention 182 regarding child labour and taking corrective action where problems are identified;
- A member of the World Cocoa Foundation, which supports cocoa farmers and their families worldwide.

Nestlé is also funding a three-year sustainable cocoa project with three co-operatives of about 3000 farmers in Côte d'Ivoire.

This scheme, in conjunction with the International Cocoa Organization (ICCO), the ICI, cocoa exporter ECOM Agroindustrial and local non-governmental organisation FEMAD (Women, Action and Development) aims to improve cocoa farmers' incomes, protect the environment, combat child labour, improve school attendance and increase HIV awareness. Further projects in West Africa are under development.

Initiatives and partnerships
Nestlé actively participates in a number of international initiatives and cross-sector partnerships that promote sustainable agricultural practices. Of particular significance are:

Common Code for the Coffee Community (4C)
See page 34 for more details.

Sustainable Agriculture Initiative (SAI)
The Sustainable Agriculture Initiative of the Food Industry (SAI-Platform), co-founded in 2002 by Nestlé, Danone and Unilever, now involves 22 major food trading and producing companies. Its main objectives are to address:

- Quality and safety in the food supply chain;
- The growing global demand for food;
- The possible adverse effects of agriculture on natural resources and the environment.


DRINKING WATER FACILITY
SPONSORED
BY

Children in Kaleke, India, at a well built in their school as part of a Nestlé partnership to bring clean water to villages in the milk collection district around its Moga factory

Key challenge

Water management in agriculture
Agriculture uses nearly three-quarters of the world's available fresh water, so good water management is fundamental to the livelihoods of farmers and their communities. Many programmes around the world help to train agricultural workers to address issues such as irrigation, water scarcity and sanitation. These include the UN Global Compact CEO Water Mandate, a public-private initiative between the United Nations Global Compact and a group of committed companies and organisations launched in July 2007.

Our response
As a founding signatory of the Mandate, Nestlé is a vocal public advocate for access to clean drinking water, and has made considerable efforts to share knowledge and best practice on agricultural water use and protection. These include:

- Providing 85 water wells in schools in villages within the Moga milk collection district in India;
- Working with milk producers in South Africa to use more efficient tillage practices, night-time irrigation and computerised irrigation systems;
- Teaching Vietnamese coffee farmers efficient irrigation techniques expected to reduce water use by 60%;
- Supporting a local government programme to help farmers in the Shuangcheng milk district, China, to store farm effluent correctly to avoid contaminating groundwater.

In 2000, the Sustainable Agriculture Initiative Nestlé (SAIN) was launched to promote sustainable agriculture and improve efficiency and risk management. To provide a systematic framework for Nestlé's many water-related projects, the Company has made water a key SAIN activity.

Common Code for the Coffee Community (4C)


YAMAH



The Common Code for the Coffee Community (4C) builds on a voluntary code of conduct adopted by the coffee producers, traders, civil society and other stakeholder organisations that form the not-for-profit 4C Association, who are committed to good farming and management methods to improve efficiency, profitability, transparency and sustainability in the production, processing and trading of coffee.

By December 2007, approximately 6 million 60 kg bags (360 000 tonnes) of coffee, 6% of the world's supply, was 4C-verified, and more than half of the global coffee producers, as well as the largest trading houses, roasters and manufacturers, are now represented among the 72 members of the 4C Association. Nestlé will receive 4C coffee in 6 of our coffee factories by the end of the first quarter of 2008.




NESCAFÉ
CLASSIC



Read more online at *www.nestle.com/csv/stories* and *www.sustainable-coffee.net*

Top left: Mrs Vo Thi Thinh, a coffee farmer in Vietnam, delivers her first lot of coffee verified under the Common Code for the Coffee Community (4C) scheme, having taken part in 4C training and produced her coffee in line with the Code

Above left and right: Auditors visit a farm to verify that its farming and management principles adhere to the 4C Code, and check coffee quality. Top right: Coffee-drying on a Vietnamese farm

6%

Proportion of world coffee supply currently 4C-verified

Within the SAI framework, Nestlé has worked with farmers to develop best practices in milk production, and coffee, cereal, fruit and vegetable growing. It also plans to expand these activities to all main raw materials and to issues such as use of water in agriculture and biofuels. Through its coffee working group, Nestlé is involved in three sustainable coffee production pilot projects, each undertaken in collaboration with a major trade partner:

- ECOM in Nicaragua;
- Volcafé in Guatemala;
- NKG Partnerships in Vietnam.

Find out more at *www.saiplatform.org*

Managing supplier relationships

In 2007, Nestlé conducted 3400 audits of suppliers' facilities to help ensure that they comply with Nestlé food safety standards. (See *www.nestle.com/csv/downloads*)

Our objective is a global, supply-chain-wide system of quality, social and environmental audits, which will not only reduce the total burden and any duplication of work, but also help us to replicate best practice across all key sourcing areas, continue building partnerships and deliver measurable results. Nestlé is also a member of AIM-PROGRESS Task Force. This is an initiative comprised of leading Fast-Moving Consumer Goods (FMCG) companies that supports the use of common evaluation methods to determine CSR supplier performance and help promote responsible sourcing practices within the supply chain.

Nestlé insists on honesty, integrity and fairness in all business relationships, and when instances of non-compliance are discovered, corrective measures are needed for the supplier to be retained. It is Nestlé's policy to apply sanctions in the event of misconduct or abuse of ethical standards and guidelines.



As part of the Nestlé Sustainable Agriculture Initiative, this project in Vietnam is passing on expertise in sustainable farming practices to coffee growers

Furthermore, we make clear our expectations with regard to the social conditions of the farmers we buy from, with child labour and employee health and safety all high priorities.

Detailed policies and guidelines concerning our position on these and other issues can be found at *www.nestle.com/csv/downloads*

All measures taken to support environmentally sound business practices and improve environmental performance are set out in Nestlé's *Policy on the Environment*.

Direct Purchasing guidelines

Nestlé is aware of the strain agricultural processes can put on environmental resources and ecological habitats.

In order to maximize the performance of our agricultural inputs and minimize potential negative impacts, Nestlé has issued purchasing guidelines recommending, wherever possible, sustainable farming practices in the case of direct procurement from farmers.

Look closer @ nestle.com

Watch videos on 4C-certified coffee and the International Cocoa Initiative at *www.nestle.com/csv/stories*

Products and consumers

Opposite: Liz Ellis, former Australian national netball team captain, fronts a major television advertising campaign for a range of Nestlé products, emphasising how all of them combine taste and enjoyment while fitting into a healthy lifestyle

Nestlé's core business strategy is Nutrition, Health and Wellness – offering products of superior value to those of our competitors, which improves both consumer wellbeing and Nestlé sales results.

Creating Shared Value

Value for Nestlé

By responding to consumers' changing needs, integrating further into society and communicating clearly, our brands and customer loyalty are strengthened, bringing long-term enhanced growth, market share and profitability.

Value for society

Increasing numbers of consumers get access to safe, high-quality, nutritious food products. They also gain a greater knowledge of health issues, as well as a better understanding of how they and their families can use Nestlé products for a safe, healthy and enjoyable diet.


LeanCuisine
Nestlé
Ski
Nestlé
LeanCuisine
Nestlé
MILO
diet
frozen yogurt

Nutrition, Health and Wellness

Nutrition, Health and Wellness profile
From the very origin of our Company, our strategy has been based on nutritious products that contribute to the health and wellbeing of consumers. In recent years, Nestlé has reinforced this strategy, becoming the world's leading Nutrition, Health and Wellness company, with total Group sales of CHF 107.6 billion.

Nestlé invests in continuous development and renovation of its products to enhance their quality and nutritional value. It also continually adapts them to meet consumers' changing preferences, as they evolve beyond taste, enjoyment and convenience towards the added benefits of nutrition and personal health.

Making nutrition the preferred choice: 60/40+
Nestlé's strategy is based on offering products that have proven superiority in consumer preference and nutritional value over the competition. This is based on a proprietary product testing process called 60/40+. Championed across all Nestlé businesses by the Corporate



Wellness Unit, the programme gets its name from its dual aim: gaining the approval of at least 60% of consumers in a taste test while bringing a nutritional "plus". The process helps to continually improve the taste and nutritional value of our products, contributing to market share gains and improved profitability.

To have the most impact, the programme focuses on our best-sellers. Products with a sales value of CHF 14.6 billion were tested in 2007, making 60/40+ the largest nutrition-focused programme in the Food and Beverages industry.

Exemplifying the 60/40+ programme, Nestlé India launched *Maggi* Dal Atta Noodles. This is not only one of the country's most popular snacks, but offers protein and dietary fibre in the form of *atta* (a whole wheat flour) and vegetables, with reduced salt content.


New
Maggi
DAL
ATTA NOODLES

60/40+ product testing is implemented worldwide, resulting in products with added nutritional value, produced to suit local tastes. *Maggi* Dal Atta Noodles, for example, are formulated to meet the specific needs and preferences of consumers in India

"As an increasing number of societies begin to move out of poverty, it's quite likely that over a period of years, the disease profile changes from infectious diseases as the main cause of death, especially among children, to an emphasis on chronic, mostly non-infectious, diseases, which primarily affect adults and the elderly. Safe, nutritious food, especially if it is fortified with key micronutrients that are present in the average diet in insufficient amounts, can have a significant impact on chronic diseases, precisely because there is a huge incentive for enlightened manufacturers to contribute to public health at the same time as they are growing their penetration. From my experience in Mexico, I believe that Nestlé has truly understood this dynamic and is delivering genuine shared value through its products in that society"



Julio Frenk, former Secretary of Health of Mexico

CHF 11 billion

Approximate value of annualised sales of Nestlé Nutrition

Nestlé Nutrition
Nestlé Nutrition is a global, standalone business that focuses on delivering science-based nutrition products and services designed to address specific health and wellness needs. With a presence in more than 100 countries and with more than 20000 employees, it operates in four key business areas:

- *Infant Nutrition* (infant formula, toddler and baby food): Helping infants and young children to grow and develop into healthy adults;
- *HealthCare Nutrition:* Products for the elderly, and for people recovering from, or managing, certain medical conditions;
- *Performance Nutrition:* Promoting peak mental and physical performance for athletes and highly active people;
- *Weight Management:* Offering personalised weight management programmes that help consumers to lose weight.





Gerber products being put through their paces at a tasting session. Gerber has developed "Start Healthy, Stay Healthy", an initiative using the latest nutrition research to help parents establish healthy eating habits for their children

Nestlé Nutrition, 2007

Business area	Position
Infant Nutrition*	1st
HealthCare Nutrition	2nd
Performance Nutrition	1st**
Weight Management	1st***

* Baby food and infant formula
** Position of performance bars in North America
*** Position of personalised weight management in North America
Source: Nestlé

With the acquisition of the Gerber Baby Food Company in September 2007, infant feeding solutions and baby food make up more than 70% of Nestlé Nutrition's business (Baby Food 44%, Infant Formula 29%). This now gives us the number one position in the largest single baby food market worldwide, the United States, and clearly establishes Nestlé Nutrition as the global leader in the sector.

This acquisition comes in the wake of two others – Novartis Medical Nutrition and Jenny Craig – transforming Nestlé Nutrition into a business with annualised sales of about CHF 11 billion.

See *www.nestlenutrition.com* for more information.

CHF 1.88 billion

Value of Nestlé R&D expenses in 2007



Nutrition research underway at the Nestlé Research Center, part of the world's largest private nutrition research network

Research & Development expenses, 1998-2007*



2.0
1.5
1.0
0.5
0
0.81
0.90
1.04
1.16
1.21
1.21
1.43
1.50
1.73
1.88
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

*CHF billion
Source: Nestlé

Research and development

Nestlé's R&D network

Nestlé continues to be a global leader in R&D, with approximately 5000 people actively involved. In 2007, Nestlé spent CHF 1.88 billion on R&D, this figure having more than doubled in the past eight years.

Nestlé is committed to open innovation, through which we multiply our opportunities and leverage research into products and services. This includes partnerships with universities and start-ups, venture capital investment and collaboration with our suppliers. For example, in February 2007 we formed an agreement with INMEGEN, Mexico's National Institute of Genomic Medicine, through which we fund a chair and two fellowships. And in November 2006 we formed a partnership with EPFL (Ecole Polytechnique Fédérale de Lausanne) to co-operate on scientific research into the role of nutrition in brain development.

The Nestlé Research Center (NRC), based in Lausanne, Switzerland, is the world's largest private facility for nutrition-related research, with a permanent staff of 700, including over 300 scientists, representing 48 nationalities. The NRC (www.research.nestle.com) is the hub of Nestlé's worldwide R&D community, combining global scale with local relevance. It engages in more than 200 external scientific partnerships and university collaborations each year, continuously building a knowledge base to meet changing consumer needs.

Nestlé International Nutrition Symposium

At the NRC's annual International Nutrition Symposium, leading experts debate current issues in human health and physiology, identify future research directions and publish their conclusions in scientific literature. In October 2007, the fourth Symposium on Nutrition and Cancer explored the role of diet as a risk factor in the origins of cancer, as well as explaining how nutrition can provide preventative solutions.

Read more at www.nestle.com/csv/symposium

NRC research concepts are transformed into product innovations and processes through an international network comprising:

- Product Technology Centres (PTCs), each aligned with particular Nestlé businesses to provide expertise for specific product categories, and together forming a hub for global product and process development;

6445

Number of products renovated for nutrition or health considerations in 2007

- Research and Development Centres (R&D Centres), working in close collaboration with the PTCs to meet regional R&D requirements.

For a full list of our 23 PTCs and R&D Centres, please see *www.nestle.com/csv/researchcentres*

Nestlé is further supported by the Nestlé Nutrition Council, established 30 years ago and composed of internationally renowned nutrition scientists. The Council aims to review current and developing nutrition issues, and advise senior management on their impact upon Nestlé's policies and strategy. Over the last decade, it has examined issues such as diabetes and childhood obesity, and reviewed Nestlé policies on the reduction of trans fatty acids, salt and sugar levels in food, as well as iron and other nutrient fortification.

Applying science and technology

We apply science and technology to formulate products that address health issues including intestinal health, healthy ageing and sports performance:

- We were among the first to use probiotics – beneficial bacteria that strengthen the immune system – in the early 1990s;
- We have developed technologies to replace partially hydrogenated fats with natural vegetable oils in *Maggi* bouillon cubes and seasonings, and fortify them with iodised salt to help prevent thyroid problems and impaired development of children;


La Laitière

- The *PowerBar* sports nutrition bar includes a supplement proven to provide endurance athletes with long-lasting mental alertness;
- A reduced fat cappuccino technology produces the creamy head for *Nescafé Cappucino*, while reducing the fat content.

Nestlé R&D staff worked for over a decade to perfect Low Temperature Freezing (LTF) technology, a process designed to destabilise the fat droplets in ice-cream so that it retains the taste and texture of conventional ice-cream, but with only half the fat and a third fewer calories. LTF technology is used in Nestlé brands such as *Dreyer's Slow Churned, La Laitière, La Lechera, Häagen-Dazs* and *Mövenpick*.



Staff at the Nestlé Product Technology Centre, Beauvais, France (left to right): Juliette Théry, Sigrid Lemonnier and Anthony Pizzagali. Nestlé's patented Low Temperature Freezing technology retains the taste and texture of conventional ice-cream, but with only half the fat and a third fewer calories. Originally developed in the USA, LTF has been rolled out to popular French brand *La Laitière*

Key challenge

Tackling obesity

Obesity occurs when energy consumption exceeds energy expenditure over time, and the excess is stored as body fat. One of the main causes is excessive consumption of energy, e.g. from fatty snacks and sugary drinks.

Our response

Nestlé's strategic response is characterised by the following approach:

- Recipe innovation and renovation, seeking to optimize nutrition, for example by removing trans fatty acids, or reducing fat, sugar or salt;
- The 60/40+ programme, delivering taste and nutritional superiority over competing products;
- Branded Active Benefits, providing additional nutritional benefits;
- The *Nestlé Nutritional Compass*, providing comprehensive nutritional information to allow consumers to make informed choices;
- Helplines, providing one-to-one advice on subjects including nutrition;
- Development of nutrition-oriented brands and technologies such as *Lean Cuisine, Jenny Craig* and Slow Churned ice-cream.

CHF 4.4 billion

Sales of products containing Branded Active Benefits



Optimizing the nutritional value of Nestlé products

Enhancing:
- Whole grains: 1.6 billion additional servings in Europe (2004–2007);
- Health benefits: Branded Active Benefits (see below);
- Micronutrients: vitamins, minerals and trace elements.

Reducing*:
- Trans fatty acids: 34 200 tonnes removed (Dec 2003 – Feb 2007);
- Sugar: 204 000 tonnes removed (Jan 2003 – Dec 2006);
- Salt: 5000 tonnes removed (Apr 2005 – Dec 2006).

* CPW not included in these figures
Source: Nestlé

Cereal Partners Worldwide (CPW), a 50/50 joint venture with General Mills Inc., is improving its breakfast cereals with whole grains, which studies have shown to contribute to better heart health, blood sugar regulation and weight management. CPW has, since the start of 2004, added an extra 1.6 billion servings of whole grain to its European product range. Alongside this, CPW has also removed 3500 tonnes of sugar and 530 tonnes of salt.


Nestlé
Shredded Wheat

Product testing of *Shredded Wheat* at Cereal Partners UK. *Nestlé* breakfast cereals contain whole grains

Product development

We continually review the nutritional content of our products, reducing public-health-sensitive components such as salt, sugar and trans fatty acids, and increasing others considered to be positive for health, such as calcium, iron, whole grains and fibre.

Branded Active Benefits

In addition to the general nutritional benefits of our products, we offer consumers a variety of products with Branded Active Benefits (BABs). This is a range of specific ingredients and formulas that provide additional, proven health benefits to our main food and beverages categories. In 2007, products with BABs achieved sales of CHF 4.4 billion, an increase of more than 16%. These include products containing *Actifibras* to aid digestion, *BL* for improved immunity and protection, and *ActiCol* to help lower blood cholesterol.

Even in developed countries, malnutrition affects up to 50% of residents in nursing homes and up to 70% of elderly patients in hospital, leading to increased illness and mortality. In response, Nestlé has developed fortified drinks, soups and prepared meals designed to suit the changing nutrition needs, and taste and texture preferences, of senior citizens. For example, Nestlé's *Nutren Optimum* range, available in Latin America, is enriched with calcium, phosphorus, Omega 3 and 6, and prebiotics, while the products from Davigel, a branch of Nestlé France Professional, include *Les Essentiels,* frozen vegetable or fruit purées enriched with protein, calcium and fibre for use in desserts and soups, and pre-cooked *Savoureux* meals, rich in protein and calcium, with the right texture for patients with swallowing problems.

Compounded annual growth rate, 2004-2007*

Occasional Food & Beverages
Everyday Food & Beverages
Nutritionally enhanced Food & Beverages
Branded Active Benefits



30
20
10
0
%
6.2
7.8
23.7

* Figures exclude non-food products
Source: Nestlé



Nestlé
nesVita
Proheart
ActiCol

Serving local tastes and demands

To ensure our products meet the local needs and preferences of consumers, many of them are produced with subtle variations. For example, we launched local variations of traditional products in Brazil two years ago, starting in the North-East. These include *Ideal* powdered milk, a variation of *Ninho/Nido* with a different combination of vitamins and ingredients.



NESCAFÉ

Nutrition for family pets

Pets are an important source of companionship and psychological wellbeing to many people around the world. Concern over obesity and health is not restricted to humans, and much of our human nutrition knowledge can be adapted for cats and dogs. For example, intestinal bacteria in pets show many similarities to those in humans, so Nestlé scientists have formulated a range of balanced pet foods that promote a long and healthy life. This includes extending the use of prebiotics – non-digestible carbohydrates that selectively stimulate the growth of good bacteria to aid intestinal function – to pet food.

Nestlé is now an industry leader in the sector, starting with the purchase of Carnation in 1985, followed by the acquisition of Spillers and then Ralston-Purina to create Nestlé Purina PetCare. (www.purina.com)

Left: Branded Active Benefits are ingredients and formulas that provide additional, proven health benefits to our main food and beverages categories. In 2007 sales of products with BABs increased by more than 16%.
Above: Nestlé makes nutritious foods to suit local tastes and pockets

Purina Pro Plan is addressing the changing nutrition and physiological needs of ageing cats with new dry cat food formulas specifically for two different senior life stages: mature (7–11) and senior (11 and over).

For further information, please visit *www.nestle.com/csv/catfood*

Look closer @ nestle.com

Watch videos and slide shows on Gerber and Low Temperature Freezing technology at *www.nestle.com/csv/stories*

Popularly Positioned Products: improved nutrition at the base of the pyramid



Nestlé





Left and right above: The Feira de Santana factory in Brazil opened in 2007 with an investment of CHF 60 million, bringing 125 direct jobs and five times as many indirect employment opportunities to an economically challenged, rural region. Right below: Brazilian dairy farmers benefit from free technical advice in Nestlé milk districts which supply milk to the Araçatuba factory. The factory manufactures affordable *Ideal* powdered milk, which is enriched with iron, calcium and vitamins A, C and D

Nestlé has a responsibility to provide consumers with nutritious products regardless of where we sell them and the price point at which we sell them. To help to provide the 2.8 billion people around the world who earn less than USD 10 (CHF 11) per day with affordable food products, we have renewed our Popularly Positioned Products (PPPs) initiative. Our *Ideal* powdered milk, a PPP sold in Brazil, is just one example of how value is shared by both Nestlé and society.

Local job opportunities

In February 2007, Nestlé opened a factory in Feira de Santana, Brazil, for the packing of coffee and infant cereals, and the production of instant noodles. Backed by a CHF 60 million investment, the new site created 125 direct jobs and five times as many indirect employment opportunities for local distributors, brokers and suppliers, as well as reaching 50 million consumers in an economically deprived region.

Value for Nestlé: Low-cost business model; committed workforce providing profitable access to a large consumer market

Value for society: Employment opportunities; local economic development

Local sourcing

Brazilian dairy farmers benefit from free technical advice in Nestlé milk districts which supply milk to the Araçatuba factory. The factory manufactures affordable *Ideal* powdered milk, which is enriched with iron, calcium and vitamins A, C and D.

Value for Nestlé: Secure source of high quality raw materials

Value for society: Reliable market and regular income for suppliers


Nestlé
Você!


Nestlé
Ideal

Our Direct Store Delivery initiative has increased market penetration and product availability in countries with widespread populations. In Brazil, this has provided 4000 "Até Você" door-to-door distributors with income generation opportunities

Nutritional value
Some PPPs are fortified to ensure consumers get added nutritional benefits. In Latin America, for instance, *Ideal* powdered milk is enriched with iron, calcium and vitamins A, C and D, and *Maggi Sopa Crecimiento* in Central America, a chicken and noodle soup with a milk base, contains protein, vitamins and minerals needed for child development. Enriched products are successful in Africa too; *Maggi* bouillon, made with iodised salt (which helps prevent thyroid disease) is the fastest growing Nestlé product in Guinea, Cameroon and Côte d'Ivoire.

Value for Nestlé: Access/growth in new markets; greater product appeal and wider brand recognition; appropriate financial returns

Value for society: Access to affordable nutrition products

Affordability and availability
- *Affordability:* PPPs often come in smaller, more affordable pack sizes so that lower-income consumers can buy them regularly;
- *Availability:* Our Direct Store Delivery initiative has increased market penetration and product availability in countries with widespread populations. In Brazil, there are 4000 door-to-door distributors who supplement access to traditional trade outlets.

Similar schemes for ice-cream distribution have been established in South Africa and Thailand, as well as more than 3000 "coffee carts" across West Africa.

Value for Nestlé: New business opportunities; profitable brand-building; closer community relationships

Value for society: Income creation; skills transfer; microfinance; social inclusion

Look closer @ nestle.com
Watch a video about Popularly Positioned Products in Brazil at *www.nestle.com/csv/stories*

95%

Proportion of products sold carrying the *Nestlé Nutritional Compass* on pack

Marketing and communication

Our communication commitments

We are very conscious of our role in communicating responsibly to consumers, and particularly to children, which is why all Nestlé companies are required to abide by the Nestlé Consumer Communication Principles.

As part of our overall responsibilities to consumers, we are committed to:

- Clear, user-friendly labelling and supporting materials to help consumers make well-informed food choices;
- Responsible communication about all products, especially those consumed by children, (see section on Advertising to children, page 49) in line with applicable laws and our Corporate Business Principles;
- Participation in and support for public nutrition education programmes;
- Collaboration with public health bodies to work towards healthier diets and lifestyles.

The full Principles are available at *www.nestle.com/csv/downloads*

Responsible food labelling

While discussions continue about the best approach to food labelling, Nestlé has already introduced the *Nestlé Nutritional Compass* (launched in 2005). This is an on-pack information panel that provides consumers with relevant, easy-to-understand nutrition information. It is a global labelling scheme that translates into billions of clearer nutrition labels in the hands of consumers. The Compass already appears on products amounting to 95% of total sales globally, and continues to be rolled out across our product range.

Built around a nutrient content table, the Compass comprises:

- *Good to know:* Key nutrition information relating to ingredients or issues of public concern (for example, fat, sugar or salt content but also iron or fibre);
- *Good to remember:* Tips for healthy enjoyment of the product;
- *Good to talk:* Contact details and links to further information online.

Please visit *www.nestle.com/csv/compass* for more information about the Compass.


LET'S TALK NUTRITION
Maklumat Pemakanan
Nutritional Information
Nestlé
Actigen-E
Protomalt
Petua Berguna
Good to remember

The *Nestlé Nutritional Compass* system gives clear and comprehensive nutrition information on-pack. The Compass is shown above as it appears on the *Milo* brand as sold in Malaysia. *Milo* is popular in Malaysia and many other countries around the world

The on-pack contact details provide access to 96 Consumer Services teams around the world. Nearly three-quarters (73%) of the 10 million calls they receive each year are requests for product information, nutritional advice or recipes, and worldwide, over 40 million consumers choose to receive information and advice from Nestlé through e-mail or direct mail.

Nestlé nutritionists work with various stakeholders to develop the Compass and ensure its continued relevance. In Europe, for example, it is being adapted to feature a complete Guideline Daily Amount (GDA) table for the "big 8" (energy, carbohydrates, proteins, fats, sugars, saturated fats, sodium

Over 10 million

Total number of people reached by Nestlé education programmes and initiatives

and fibres). This is Nestlé policy and essential if a health or nutrition claim is made; only where there is a lack of space and no such claim is made can just the "big 4" (energy, carbohydrates, proteins and fats) be listed.

The GDA table will be complemented by at-a-glance information, on the front of packs, about energy content per serving and its contribution to recommended daily calorie consumption. An arrow will direct the consumer to the Compass for further information. The GDA nutrition labelling scheme is on 45% of our products in Europe (as of end 2007).



Nestlé sponsors the Healthy Thai Kids programme, reaching 5000 primary schools with nutrition education. Here, children discover in a fun way all about how food is digested

Education and engagement

Nestlé has developed or sponsored many community education programmes around the world to improve understanding of the importance of nutrition and physical activity to health. Good eating habits start at an early age, so much of our focus is on schools.

- *France and EU:* The Nestlé-sponsored programme "Together Let's Prevent Childhood Obesity" started as a pilot project in 1992 in northern France. It has now been adopted by 10 other French cities and several other European countries, and has created the EU-funded Prevent Childhood Obesity Network of which Nestlé is a founding sponsor;
- *Switzerland and Hungary:* The Nutrikid programme is a joint venture between the Swiss Society of Nutrition, Nestlé Alimentarium (food museum) and Nestlé Switzerland and Hungary, reaching 170000 students with classroom kits offering nutrition education in the form of videos, game cards and books;
- *Brazil:* 800000 children aged 5–14 have benefited from our Nutrir programme, which trains Nestlé volunteers to promote nutrition, hygiene and health through games and play;
- *Thailand:* 5000 primary schools have been reached through the Healthy Thai Kids wellness in school campaign.

See *www.nestle.com/csv/education* for more details of these and other programmes.

Underscoring our belief of the importance of nutrition, we also empower our own colleagues with a global nutrition training programme called Nutrition Quotient (NQ). Using different modules suitable for all employees, from the Executive Board to plant level, NQ leverages the nutrition expertise of our Nestlé Research Center (NRC) scientists.

Read more at *www.nestle.com/csv/NQ*

Look closer @ nestle.com

Watch an animated example of the *Nutritional Compass* at *www.nestle.com/csv/compass*



Left: The Nestlé Nutrition Duchess Club is an informal association of women of all ages and from diverse backgrounds in Nigeria and Ghana. The club promotes healthy eating habits, good nutrition, home management, entrepreneurship and leadership, and has also embarked on community-based health initiatives,, including food hygiene education for market traders and schoolchildren.
Right: Members of the Nestlé Nutrition Duchess Club passing on practical food and hygiene knowledge in an open air market



Nestlé's *NIDO* Nutrition System, which has achieved sales of CHF 1.2 billion in just five years, lays the foundation for healthy development in early childhood. It now incorporates Lactobacillus *PROTECTUS* to strengthen the immune system against germs, as well as *Prebio* in pre-school milks for children under 5 years old, and *Calci-N* for continued healthy bone growth in children.

The *NIDO* Nutrition System was launched in the Philippines in 2000 repositioning *NIDO* fortified milk with added vitamins A and D. The promotion concentrated on the "10 signs of good nutrition" for children, such as clear skin, good muscle development, sleeping well and being alert and cheerful, developed by the Nutritionist-Dietitians' Association of the Philippines Foundation. On-pack information was supported by a wide range of celebrity-endorsed communications, such as point-of-sale materials, print, radio and television advertising, and feature articles in magazines. In addition to increased consumer awareness of the benefits of good nutrition, the campaign resulted in 8% sales growth of the more nutritious product in the Philippines in 2006, and its roll out as a global campaign was started in 2007.

The Nestlé Nutrition Duchess Club is an informal, all-female association in Nigeria with the aim of empowering women through knowledge and skills in nutrition, home management, entrepreneurship and leadership. The Duchess Club provides nutrition education workshops focusing on healthier eating habits, food safety and food management for mothers and homemakers. The Duchess Club has 530 members who have reached over half a million women.

Marketing and advertising practices

Advertising

Nestlé Principles concerning appropriate communication with consumers have been a part of the *Nestlé Corporate Business Principles* since they were first published in 1999. These undergo periodic review, and a more complete and detailed set of Principles was released in 2002. They were further strengthened in regard to children in 2004 and 2007 (see opposite).

The Principles (available at *www.nestle.com/csv/downloads*) are required reference points for all marketing staff and advertising agencies globally, and must be used when developing our consumer communication. All marketing campaigns are reviewed and we have put an internal monitoring process in place in our markets to ensure compliance with the Principles. Additionally, Nestlé participates in industry initiatives aimed at furthering responsible advertising. This includes a Europe-wide initiative, started in 2005, which assesses companies' compliance with industry-wide Codes of Conduct for Food and Beverages Marketing Communications. This has provided a useful tool for Nestlé to receive feedback on its advertising and maintain high standards of compliance.

Joint industry initiatives on advertising to children

In December 2007, Nestlé joined voluntary responsible advertising initiatives by the Food and Beverages industry in Europe and Canada to children below 12 years of age. The aim is to support and promote good nutrition and a healthy lifestyle. The industry pledge, to be fully implemented by the end of 2008, will be subject to independent compliance monitoring.

For further information on our Consumer Communication Principles, our Policy on Marketing Communication to Children and other pledges and initiatives we support, please see *www.nestle.com/csv*

Communicating with health professionals

For more than 60 years, Nestlé has contributed to the continuing nutrition education of health professionals through scientific publications, workshops and scholarships. In 2007, the NRC published 200 peer-reviewed research publications, and some 4000 medical delegates communicate with healthcare professionals on a daily basis over the course of the year.

Key challenge

Advertising to children

Our Consumer Communication Principles (please see *www.nestle.com/csv/downloads*) include specific criteria for communication with children. They are aimed at encouraging moderation, healthy dietary habits and physical activity without undermining the authority of parents or creating unrealistic expectations of popularity or success. They also ensure that we do not create difficulty in distinguishing real from imaginary or create a sense of urgency.

In light of rising concerns about child obesity, Nestlé strengthened its Principles in 2007 by adding two important provisions:

- No advertising or marketing activity is to be directed at children under 6 years;
- Advertising for children from 6 to 12 years must be restricted to products with a nutritional profile that helps children achieve a healthy balanced diet, including clear limits for such ingredients as sugar, salt and fat.

These will be fully implemented in all countries by the end of 2008 and subject to monitoring.

The Nestlé Nutrition Institute (NNI) is an educational organisation providing a forum for health professionals to share information about the latest developments in paediatric, clinical and performance nutrition. The NNI has held more than 70 global Nestlé Nutrition Workshops and granted more than 500 postgraduate scholarships to young paediatricians, paramedics and scientists from developing regions.

Nestlé has also produced more than 3000 publications, including *Annales Nestlé* and *The Nest* for paediatric health professionals, and *Clinical Nutrition Highlights*, a scientific journal for clinical nutritionists. A range of other material in print, audio-visual and electronic formats is available in English, French and Spanish, and the NNI website (www.nestlenutrition-institute.org) provides access to an online medical and scientific library, educational tools, online workshops (webinars) and information on forthcoming events to young paediatricians, health professionals and scientists.


Nestlé
Nutrition
INSTITUTE



The Nestlé Nutrition Institute communicates with health professionals at congresses worldwide

Marketing of products for infants

Nutrition during the first three years of life

Globally, malnutrition actually becomes most serious among infants after six months of age, when nutritional "complementary foods" (cereals, milks, puréed vegetables and meats) become critical to health and survival. Nestlé is the world's leader in producing and promoting these foods, which typically replace foods like corn starch or rice – or even soft drinks and French fries.

In addition, Nestlé is the only major company that markets complementary foods only after six months of age in developing countries.

Breast milk and breast milk substitutes

Nestlé began to meet the need for a nutritionally safe alternative to breast milk with the development of Henri Nestlé's original infant cereal. In 1869 he declared in his *Memorial of the Nutrition of Infants* that breastfeeding was best for babies and that every mother able to breastfeed should do so. This original principle still forms the cornerstone of our Infant Formula Marketing Policy.

However, not all mothers breastfeed, and infant formula is the only product recognised by the World Health Organization (WHO) as an acceptable substitute for breast milk. Infant formula, with its specially adapted nutrition, has ensured the healthy development of many children around the world and replaces dangerous breast milk substitutes. We provide high-quality, safe and nutritious infant formula products and are committed to their responsible sale and marketing. On the pack, we inform consumers and health professionals of the benefits and superiority of breast milk; product labels and educational materials also carry preparation instructions as well as warnings about inappropriate use.

The WHO International Code of Marketing of Breast-milk Substitutes

The aim of the WHO Code is "to contribute to the provision of safe and adequate nutrition for infants, by the protection and promotion of breastfeeding, and by ensuring the proper use of breast milk substitutes, when these are necessary, on the basis of adequate information and through appropriate marketing and distribution".

The Code was adopted by the World Health Assembly in 1981 as a recommendation to all its Member States, and Nestlé was the first company to announce (in 1982) that it would voluntarily implement the WHO Code in all developing countries. As a result, Nestlé accepts no advertising or marketing to the public of any kind, and no contact between infant milk marketing staff and the public in those countries.

Nestlé has repeatedly taken action in countries to promote adoption of the WHO Code by governments, and government-sponsored monitoring of the entire industry.

Assurance

Nestlé has a three-part method to assure compliance with the WHO Code:

- Nestlé has an extensive ISO-like internal monitoring system, the WHO Code Quality Assurance System, which is now active in all developing countries;
- Nestlé international auditors conduct an extensive audit of compliance with the WHO Code in 9–20 countries annually;
- Nestlé has a system of ongoing, independent audits by external social auditing companies.

Results of the most recent of these external audits, carried out in Sri Lanka, can be accessed from *www.babymilk.nestle.com*

In addition, there is a Nestlé internal ombudsman system for any employee who wishes to confidentially report alleged WHO Code violations.

In 2006, the Malaysian government imposed sanctions on 8 out of the 12 infant food companies operating in the country for violations of the Malaysian Health Ministry's Infant Formula Code of Ethics. Nestlé was the only non-Asian company not at fault.

Read more at *www.nestle.com/csv/malaysia*

WHO Code implementation and assurance

Nestlé learned a great deal from its experience concerning infant formula marketing in Africa, recognising our responsibility to go beyond what were accepted marketing standards at the time. We integrated the WHO Code across our entire operations in developing countries in 1982, and continue to monitor its application, refining our instructions with experience. We work with governments, others in industry and members of civil society to develop the Code in countries where it is applied.

The Infant Food Industry and the WHO Code, published by analysts GES Investment Services, assessed infant food companies' implementation of the Code and rated Nestlé as the top company in Code application, stating: "Nestlé has the most elaborate policies and mechanisms to address the Code, distinctly ahead of its peers".

The full wording of our Infant Formula Policy is available online at *www.babymilk.nestle.com*, where we also answer the most commonly asked questions about infant feeding. We welcome feedback, and we continue to monitor our approach and communicate openly with all stakeholders.

Support of UN Global Compact Principles and Millennium Development Goals




Plastic
Pressure
Tester

Above: ***Contributing to UNGC Principles 7-9 and MDG 7:*** **Reducing packaging weight at Nestlé Waters. 257 000 tonnes of packaging for bottled water have been saved in the past 6 years.**
Above right: ***Contributing to UNGC Principles 1, 2, 4, 5 and MDGs 1 and 7:*** **In Côte d'Ivoire, a major cocoa-producing country, Nestlé works with three farming co-operatives to promote good labour practices, including those relating to child labour. We also support programmes with other partners that encourage sustainable methods in cocoa farming**

Nestlé's *Corporate Business Principles* (see *www.nestle.com/csv/downloads*) guide our behaviour in relation to all relevant stakeholders. They reflect the basic ideas of fairness, honesty and respect for people and the environment in all our business actions. Their ongoing evolution has seen the inclusion of the 10 UN Global Compact (UNGC) Principles on human rights, labour, the environment and corruption in 2002. Examples that illustrate our compliance with, and support for, these Principles are contained in this report. Nestlé's further support for the UNGC was demonstrated in July 2007 through its patron sponsorship of the UN Global Compact Leaders' Summit in Geneva.

In the table opposite are just a few examples of our actions in 2007 that meet our commitments as a UNGC signatory.

Nestlé supports the UN Millennium Development Goals (MDGs), which we regard as highly important objectives that, through partnerships which respond to local needs and harness local knowledge and capabilities, can result in positive, sustainable change.

Nestlé's creation of shared value for itself and society brings specific contributions to the UN Millennium Development Goals. There are many examples in this report that demonstrate how our long-term growth strategy helps alleviate extreme poverty and hunger (goal 1) through initiatives like our PPP strategy (page 44); our capacity-building programmes in milk districts and through coffee initiatives like Nespresso AAA and 4C (pages 30, 31 and 34). Similarly, there are many examples of how we contribute to



The UN Global Compact Principles	Some examples of Nestlé actions	Described on pages
Human Rights Principles	Expansion of participation in International Cocoa Initiative and Nestlé-specific cocoa projects in West Africa	32
Labour Principles	CARE independent audit programme covers areas of human resources, occupational health and safety, and environment	22–23
Environment related Principles	Reduced water consumption and influencing supply chain to adopt good water management practices; higher energy efficiency and lower GHG emissions; optimized packaging volumes and sustainable packaging; founding signatory, UNGC CEO Water Mandate	10–19
Corruption related Principle	Establishment of Nestlé Code of Business Conduct	8

The UN Millennium Development Goals
1. Eradicate extreme poverty and hunger
2. Achieve universal primary education
3. Promote gender equality and empower women
4. Reduce child mortality
5. Improve maternal health
6. Combat HIV/AIDS, malaria and other diseases
7. Ensure environmental sustainability
8. Develop a global partnership for development

environmental sustainability (goal 7), such as reducing water consumption (page 16), packaging materials (page 18) or our carbon footprint (page 13), while the environmental aspects of our agricultural engagements such as managing water in agriculture (page 33), 4C coffee and Nespresso AAA also contribute to this goal.

Beyond the impacts outlined above, we support more than 120 projects and initiatives around the world that relate specifically to the eight Millennium Development Goals.

Please see the *Nestlé, the Community and the UN Millennium Development Goals* report, available at *www.nestle.com/csv/downloads*, for more information.

Contributing to UNGC principles 1, 7, 9 and MDGs 1, 4, 5, 7 and 8: **Among the many Nestlé water-related projects that are still ongoing – providing access to clean water by constructing wells (India); working with farmers on water conservation measures (Vietnam); providing facilities for proper storage of farm effluent (China); working in partnership on clean drinking water projects (Mozambique – see above – and Rwanda)**

Engaging with our stakeholders

Nestlé commits to open dialogue with all stakeholders, including consumers, customers, employees, investors and others.

We communicate on an ongoing basis using a wide variety of channels. For example, through our 60/40+ product testing programme consumers can influence our product development, while our *Nutritional Compass* labelling gives access to 96 consumer service teams around the world, and many of our brands have dedicated websites.

In addition, we are engaging more widely to understand and respond to opinions on our strategy of *Creating Shared Value*. The objectives are to:

- Provide a formal mechanism for an exchange of views;
- Enable Nestlé to understand views from a wide variety of external stakeholders, providing a broad societal perspective;
- Identify future trends, risks and opportunities relevant to Nestlé and its stakeholders;
- Challenge Nestlé's internal perspectives gained from consultations with senior managers through which key issues were identified during 2007.

Stakeholder convenings

For the first time we invited external stakeholders to convene during 2007 specifically to provide feedback on our *Creating Shared Value* strategy, priority issues, communication and reporting, in order to inform future decisions by Nestlé and to validate the findings of earlier internal consultations to identify key issues.

Three full-day sessions were held during 2007, in Geneva, Washington DC and Kuala Lumpur. We intend to follow up these sessions and examine the potential to conduct further engagement and research in future years; to include Africa and Latin America.

The stakeholder convenings were designed, organised and facilitated by AccountAbility and were attended by a total of more than 50 external participants, expert in a wide range of social and environmental impact areas relevant to Nestlé's business activities and operations (see list of expert participants). The participants were invited by Nestlé to share their perspectives candidly.

Sessions were also attended by senior managers and decision-makers from Nestlé functional business areas and public affairs.

Expert participants*

Expert participants included: Conference of NGOs, Conservation International, Human Rights Commission of Malaysia, Institute of Corporate Responsibility, Malaysia, International Federation of the Red Cross and Red Crescent Societies, International Initiative against Child Labour, International Labour Organisation, Lutheran World Federation, Malaysian Association for the Study of Obesity, Malaysian Institute of Corporate Governance, Max Havelaar Foundation, The Methodist Church, Rainforest Alliance, Sustain, Transparency International, United Nations Development Programme, World Business Council on Sustainable Development, World Cocoa Foundation, World Economic Forum, World Wildlife Fund.

* This list records independent organisations who attended stakeholder convenings in 2007, and is not intended to imply that these organisations have commented on or verified the contents of our 2007 *Creating Shared Value Report*.

Key issues identified by convenings

A number of key issues emerged during the participants' discussions, and the question of compliance and verification emerged as a common theme in all convenings. Other key issues identified included:

- Nutrition, Health and Wellness, including promotion of healthy lifestyles and related information provision/communication;
- Human rights and sustainable production as part of the supply chain, including water and packaging issues;
- Community support and Enterprise development.

Insights and learning for Nestlé
The sessions enabled an effective dialogue resulting in valuable perspectives. Nestlé is grateful to all those who took part. In particular, these external opinions provided Nestlé with a valuable cross-comparison to issues already identified through the earlier internal consultation process (see page 6). They also gave Nestlé further insight into relative priorities in the context of individual, organisational and geographic perspectives of the participating stakeholders. For example, Nestlé's role in standards development/ promotion – especially on *Halal* – was discussed during the Kuala Lumpur convening.

Nestlé has committed to report back to the expert groups on progress made in relation to recommendations by approximately May 2008. The feedback and recommendations will be more fully considered for Nestlé's next report on *Creating Shared Value* (to be published in 2010) while the website will make updates available as we progress work with our stakeholders to improve and respond to recommendations made.

Future reporting

External reporting also has a role to play in *Creating Shared Value*. We believe that external reporting of initiatives and key performance indicators can help drive improved performance internally, as has been demonstrated by our increased financial disclosure and improved financial performance. The key here is to report on those areas that are most material to the Group – where an improved performance can have the greatest possible impact.

Nestlé is committed to reporting its performance openly. We aim to continuously develop our reporting, to reflect issues of most relevance to Nestlé and its stakeholders, to engage all levels and areas of the business in the processes of *Creating Shared Value*, and to maintain progress towards our sustainability goals. Focus areas include:

Aligning reporting with external guidelines
Some Global Reporting Initiative (GRI) performance indicators are included where indicated. We also summarise performance in relation to Global Compact requirements. Our objective is to align with good practice external reporting guidelines for our next global print report, which we aim to publish in 2010.

Improving scope of performance data
For the first time in Nestlé's reporting history, this current report presents performance indicators in all critical areas of *Creating Shared Value*. While historical data is not available for some indicators, we are working towards greater coverage and depth by 2010.

Communicating with key audiences
Our reporting strategy is designed to ensure consistency, integration and topicality. This current print report, published in 2008, summarises 2007 performance for our shareholders and other global stakeholders, and is published with our 2007 *Management Report*. In the 2008 report (published 2009), we aim to provide appropriately targeted information relevant to specific audience groups, including customers, investors and regulators. Our 2009 report (to be published 2010), will be our next major publication on *Creating Shared Value*. We will continually update the information available on our website.

Independent assurance – Methodology & preliminary findings statement



To: the stakeholders of Nestlé S.A.

Introduction

Bureau Veritas has been engaged to provide external assurance to Nestlé S.A. (Nestlé) over its *Creating Shared Value* (CSV) *Report* (the Report) and reporting process. The preparation of the Report is the sole responsibility of Nestlé. Our aim is to provide assurance to stakeholders over the accuracy, reliability and objectivity of the information included in the Report.

Scope and methodology

The scope of the assurance included review of:

1. Activities undertaken by Nestlé over the reporting period January 2007 to December 2007 (unless otherwise stated);
2. Information relating to Nestlé's issues, responses, performance data, case studies and underlying systems to manage such information and data;
3. Information from external partners relating to materiality assessment and stakeholder convenings; and
4. An evaluation of safety, health and environmental (SHE) data and systems across a sample of global operational sites.

As part of its review, Bureau Veritas undertook the following:

- Interviews with key management at Nestlé's head office;
- Review of processes for identification and collation of relevant information, report content and performance data from Group operations;
- Verification of performance data and factual information within the Report;
- Visits to 18 operational sites in 13 countries to evaluate the SHE data management systems, and data reliability and accuracy;
- Pilot evaluation against the main principles of the AA1000 framework, entailing review of materiality analysis, stakeholder mapping and engagement, and Nestlé's governance arrangements.

Preliminary findings

Based on our work, it is our opinion that the Report:

- Includes information that is reliable, understandable and clearly presented and provides a reasonable account of relevant activities and performance over the reporting period;
- Addresses and responds to issues pre-selected by Nestlé for reporting that are of material importance to the organisation and its stakeholders; Nestlé should now consider how it could further provide transparency and context on its impacts, risks and positive initiatives;
- Reflects a reasonable level of completeness for a first comprehensive sustainability report, with disclosure of performance on a range of issues; Nestlé should now consider how to further develop meaningful indicators that will demonstrate implementation of its long-term CSV strategy;
- Provides adequate information through its position, data and case studies; Nestlé should now consider how to present its position and performance in the most balanced manner;
- Includes some information on the organisation's internal systems; Nestlé should provide greater detail in future reporting on the governance, accountability and management structures to enable greater understanding of the internal management and assurance of key issues.

Considerations and limitations

Excluded from the scope of our work is information relating to:

- Activities outside the defined reporting period;
- Statements of commitment to, or intention to, undertake action in the future;
- Statements of opinion, belief and/or aspiration;
- Information hyperlinked from the Social Report.

Our review was carried out to provide reasonable, rather than absolute assurance and we believe the scope above provides a reasonable basis for our conclusions. This independent statement should not be relied upon to detect all errors, omissions or misstatements.

More detail on assurance findings, key areas for improvements, considerations and limitations and Bureau Veritas' independence, impartiality and competence are reported in our full statement on www.nestle.com/csv

Bureau Veritas HS&E Ltd.,
London, January, 2008

BUREAU VERITAS

Statement of independence, impartiality and competence

Bureau Veritas is an independent professional services company that specialises in quality, health, safety, social and environmental management advice and compliance with almost 180 years' history in providing independent assurance services and an annual turnover in 2006 of EUR 1.8 billion.

Bureau Veritas has implemented a code of ethics which is intended to ensure that all our staff maintain high standards in their business conduct and prevention of conflicts of interest.

We believe our assurance assignment does not raise any conflicts of interest.

Writing and editing
Nestlé S.A., Public Affairs,
with SustainAbility
and Flag Communication

Concept and design
Nestec Ltd., SGDU,
Corporate Identity & Design,
with Esterson Associates

Photography
Nicole Bachmann,
Jodi Bieber,
Richard Birch,
Patrick Brown/Panos Pictures,
Markus Bühler-Rasom,
Douglas Engle,
Sam Faulkner/NB Pictures,
Peter Garmusch,
Peter Ginter,
Marcel Grubenmann,
Harmen Hoogland/Nestec Ltd.,
Marc Latzel,
Nadine Markova,
Philippe Prêtre/APG Image,
Qilai Shen/Panos Pictures,
Jacob Silberberg/Panos Pictures,
Paul Weinberg/Panos Pictures

Printing
Entreprise d'arts graphiques
Jean Genoud S.A. (Switzerland)

Paper
This report is printed on Profibulk,
a paper produced from well-managed
forests and other controlled sources
certified by the Forest Stewardship
Council (FSC)

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SQS-COC-100125
© 1996 Forest Stewardship Council

Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland

www.nestle.com/csv

e-mail:
creatingsharedvalue@nestle.com


C isinez avec
bonheur !
MAGGI
MAGGI.
END

Mrs Maïmouna Touré trades in Belleville market in the Treichville district, south of Abidjan, Côte d'Ivoire. Affordable Nestlé products like *Maggi* cubes help generate income, and 90% of the stalls in Belleville offer *Maggi* for sale